Form 10-K, Exhibit 13
period 1993-12-31
ALLEN GROUP INC
filed 1994-04-26
CIK 3721

                                                                    EXHIBIT 13






                            The Allen Group Inc.
                                Annual Report






                                124-136

SEGMENT SALES AND INCOME


PRODUCT LINE SALES     (amounts in millions)                 1993            1992            1991         1990         1989
MOBILE COMMUNICATIONS*
Systems Products                                         $  62.4         $  51.3          $  20.7          $10.4     $    3.7

Site Management and Other
   Non-Antenna Products                                     49.1            29.3             31.5           20.6         15.5

Mobile and Base Antennas                                    57.2            42.4             28.4           30.3         33.7

Frequency Planning, Systems Design
   and Related Services                                     14.9             5.7               -               -            -
                                                        -----------------------------------------------------------------------
                                                          $183.6          $128.7          $  80.6        $  61.3      $  52.9
_______________________________________________________________________________________________________________________________
AUTOMOTIVE TEST AND SERVICE
Centralized Automotive
  Emissions Inspections                                 $    2.7         $    .4          $     -              -            -

Replacement Radiators**                                        -               -                -           23.1         66.0
                                                        -----------------------------------------------------------------------
                                                        $    2.7         $    .4          $     -        $  23.1      $  66.0
_______________________________________________________________________________________________________________________________
TRUCK PRODUCTS
Truck Cabs, Van Conversions,
  and Metal and Fiberglass Fabrications                 $   56.0         $  50.0          $  40.2        $  52.0      $  61.4

Truck Radiators and OEM Products                            37.7            33.9             30.7           36.9         42.1
                                                        -----------------------------------------------------------------------
                                                         $  93.7         $  83.9          $  70.9        $  88.9      $ 103.5
_______________________________________________________________________________________________________________________________
   Total Sales                                           $ 280.0         $ 213.0          $ 151.5        $ 173.3      $ 222.4
_______________________________________________________________________________________________________________________________

OPERATING INCOME  (amounts in millions)                     1993            1992             1991           1990         1989

Mobile Communications***                                   $34.1           $34.3            $20.9          $12.7       $  9.3

Automotive Test and Service                                 (1.0)              -                -           (1.1)         3.9

Truck Products                                               9.9             4.4             (1.0)           4.6          7.3

Equity in Earnings (Loss)  of
 Joint Ventures                                               .4            (3.7)            (1.4)            .7            -
                                                        -----------------------------------------------------------------------
Operating Income                                            43.4            35.0             18.5           16.9         20.5

Financing Costs                                             (3.2)           (2.0)            (1.5)          (2.1)        (3.8)

General Corporate Expenses****                              (7.2)           (7.4)            (9.6)          (7.2)        (6.5)
                                                        -----------------------------------------------------------------------
Income before taxes                                        $33.0           $25.6           $  7.4         $  7.6        $10.2
_______________________________________________________________________________________________________________________________

*    In 1992 the Company purchased Alliance Telecommunications
     Corporation; accordingly, sales include those of Alliance since the July 30, 1992 acquisition date.

** The decline in sales of replacement radiators in 1990 is due to the establishment of the Company's joint venture, GO/DAN Industries, on June 1, 1990. Accordingly, 1990 includes only five months of sales.

*** Includes amortization of goodwill in the amount of $1,642,000 and $632,000 in 1993 and 1992, respectively.

**** The increase in general corporate expenses in 1991 is primarily attributable to a $1.8 million provision for relocation costs.

                                           CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991  (AMOUNTS IN THOUSANDS)            1993            1992            1991

SALES                                                                                   $280,031        $212,953        $151,532
                                                                                        ----------------------------------------
COSTS AND EXPENSES
  Cost of sales                                                                          195,780         143,831         109,812
  Selling, general and administrative expenses                                            48,495          37,824          31,457

EQUITY IN EARNINGS (LOSS) OF JOINT VENTURES (Note 3)                                         407          (3,742)         (1,399)

INTEREST AND FINANCING EXPENSE (Note 2)                                                    3,156           1,978           1,463
                                                                                        ----------------------------------------
INCOME BEFORE TAXES                                                                       33,007          25,578           7,401

PROVISION FOR INCOME TAXES (Note 8)                                                        3,483           3,751           1,543
                                                                                        ----------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                         29,524          21,827           5,858
________________________________________________________________________________________________________________________________

DISCONTINUED OPERATIONS (Note 10)

Income (loss) from discontinued operations                                                (4,563)         (1,933)         11,583
Net gain (loss) on disposal of discontinued operations                                    (2,936)              -              41
                                                                                        ----------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES                                     22,025          19,894          17,482

  Cumulative effect of changes in accounting principles:
        Postretirement benefits other than pensions (Note 7)                                -             (4,554)             -
        Income taxes (Note 8)                                                              2,102               -              -
________________________________________________________________________________________________________________________________

NET INCOME                                                                              $ 24,127        $ 15,340        $ 17,482
________________________________________________________________________________________________________________________________

NET INCOME APPLICABLE TO COMMON STOCK                                                   $ 21,947        $ 11,315        $ 13,457
________________________________________________________________________________________________________________________________

EARNINGS PER COMMON SHARE
From continuing operations                                                                $ 1.19          $  .91          $  .10
Discontinued operations:
   Income (loss) from discontinued operations                                               (.20)           (.10)            .62
   Loss on sale of discontinued operations                                                  (.13)             -               -

Cumulative effect of changes in accounting principles:
   Postretirement benefits other than pensions                                               -              (.24)             -
   Income taxes                                                                             (.10)              -              -
                                                                                        ----------------------------------------
   Net income                                                                              $ .96          $  .57          $  .72
                                                                                        ----------------------------------------
Average common and common equivalent shares outstanding                                   22,940          19,680          18,740
________________________________________________________________________________________________________________________________

The Notes are an integral part of these statements.


CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 1993 AND 1992  (AMOUNTS IN THOUSANDS)
                                                                                             1993             1992
ASSETS:
CURRENT ASSETS:
   Cash                                                                                 $  11,173       $    4,391
   Accounts receivable, less allowance for doubtful accounts 1993, $1,270,000;
       1992, $3,543,000                                                                    54,721           47,592
   Receivable from joint venture                                                              242              914
   Inventories (Note 1)                                                                    56,828           75,573
   Prepaid expenses                                                                         1,021            1,746
   Current portion of note receivable (Note 10)                                             6,579              -
   Other current asset                                                                        -              6,285
                                                                                        --------------------------
     Total current assets                                                                 130,564          136,501
__________________________________________________________________________________________________________________
PROPERTY, PLANT AND EQUIPMENT, at cost,
   less accumulated depreciation and amortization (Note 1)                                 51,898           56,402
__________________________________________________________________________________________________________________
NET INVESTMENT IN AND ADVANCES TO JOINT VENTURE (NOTE 3)                                   23,042           22,619
EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED                                      59,578           61,159
OTHER ASSETS (NOTE 4)                                                                      59,556           27,430
                                                                                        --------------------------
                                                                                          324,638          304,111
__________________________________________________________________________________________________________________
LEASE FINANCING ASSET                                                                           -           83,811
__________________________________________________________________________________________________________________
TOTAL ASSETS                                                                            $ 324,638        $ 387,922
__________________________________________________________________________________________________________________
LIABILITIES AND STOCKHOLDERS EQUITY:
CURRENT LIABILITIES:
  Notes payable and current maturities of long-term obligations (Note 2)                $     839       $    1,033
  Accounts payable                                                                         20,180           20,425
  Accrued expenses (including accrued wages and commissions-
  1993, $6,540,000; 1992, $8,596,000)                                                      32,697           45,393
  Income taxes payable (Note 8)                                                             5,040            2,637
                                                                                        --------------------------
    Total current liabilities                                                              58,756           69,488
__________________________________________________________________________________________________________________
LONG-TERM DEBT (NOTE 2)                                                                    51,758           67,050
OTHER LIABILITIES AND DEFERRED CREDITS (NOTE 4)                                            18,963           21,109
                                                                                        --------------------------
                                                                                          129,477          157,647
__________________________________________________________________________________________________________________
LEASE FINANCING LIABILITIES                                                                     -           70,936
__________________________________________________________________________________________________________________
COMMITMENTS AND CONTINGENCIES (NOTE 6)                                                          -               -
__________________________________________________________________________________________________________________
STOCKHOLDERS  EQUITY (NOTE 5)
   Preferred stock                                                                              -            2,300
   Common stock, par value $1.00; authorized 50,000,000 shares; issued - 1993, 29,058,000;
        1992, 23,202,000; outstanding - 1993, 25,964,000; 1992, 20,058,000                 29,058           11,601
   Paid-in capital                                                                        159,989          156,164
   Retained earnings                                                                       32,671           13,742
   Translation adjustments                                                                    (90)          (1,303)
   Less: Treasury stock-common shares, at cost, 1993, 3,094,482; 1992, 3,143,380 shares   (17,916)         (18,192)
   Unearned compensation                                                                   (6,192)          (4,973)
   Minimum pension liability adjustment                                                    (2,359)              -
                                                                                        --------------------------
   Total stockholders  equity                                                             195,161          159,339
__________________________________________________________________________________________________________________
TOTAL LIABILITIES AND STOCKHOLDERS  EQUITY                                              $ 324,638        $ 387,922
__________________________________________________________________________________________________________________
The Notes are an integral part of these statements.

                                                                        CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991 (amounts in thousands)              1993            1992            1991
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) from operations:
    Continuing operations                                                              $29,524         $21,827          $5,858
    Discontinued operations                                                            (10,225)         (9,620)          6,407
    Accounting change                                                                    2,102          (4,554)             --
                                                                                       ---------------------------------------
                                                                                        21,401           7,653          12,265
  Adjustments to reconcile income to net cash flow:
  Depreciation and amortization of fixed assets                                          6,611           6,701           6,325
  Amortization of goodwill                                                               1,742             657              --
  Deferred income taxes                                                                  1,309            (664)         (2,020)
  Equity in (earnings) losses of joint ventures                                           (407)          3,742           1,399
  Other amortization                                                                     2,575           1,693             490
  Changes in operating assets and liabilities:
    Receivables                                                                         (9,580)         (2,393)          3,171
    Inventories                                                                         (8,560)            947          (2,248)
    Accounts payable and accrued expenses                                               (6,659)          1,734              73
    Income taxes payable                                                                 1,903              80          (8,873)
    Other, net                                                                            (980)          3,665            (568)
                                                                                       ---------------------------------------
  Cash generated by operating activities                                                 9,355          23,815          10,014
______________________________________________________________________________________________________________________________
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures                                                               (11,360)         (6,653)         (4,976)
    Centralized emissions inspection program                                            (3,585)             --              --
    Capitalized software product costs                                                  (1,912)           (300)             --
    Start-up of manufacturing facility                                                  (2,532)             --              --
    Investments in and loans to telecommunication ventures                              (2,838)             --              --
    Sales and retirements of fixed assets                                                  628             286              94
    Proceeds from sale of:
      Automotive diagnostic and lease financing businesses                              21,000              --              --
      Automated manufacturing equipment business                                            --              --          34,477
    Acquisition of businesses, net of cash acquired                                         --         (21,841)             --
    Net proceeds from joint ventures                                                       750             125           5,355
    Collections on European notes receivable                                                --              --           8,372
                                                                                       ---------------------------------------
    Cash provided (used) by investing activities                                           151         (28,383)         43,322
______________________________________________________________________________________________________________________________
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net proceeds (repayments) of notes payable                                            (194)            834          (5,039)
    Repayments of long-term debt                                                        (3,839)         (4,016)        (33,602)
    Dividends paid                                                                      (4,023)         (6,139)         (4,887)
    Dividends received from Lease Financing                                                 --           8,475           4,113
    Exercise of stock options                                                            1,936           1,912             331
    Treasury stock sold to employee benefit plans                                          671             631             432
                                                                                       ---------------------------------------
    Cash provided (used) by financing activities                                        (5,449)          1,697         (38,652)
                                                                                       ---------------------------------------
    Net cash provided (used) by manufacturing                                            4,057          (2,871)         14,684
______________________________________________________________________________________________________________________________
NET CASH PROVIDED (USED) BY LEASE FINANCING                                              2,691            (185)         (8,021)
______________________________________________________________________________________________________________________________
TOTAL COMPANY INCREASE (DECREASE) IN CASH                                                6,748          (3,056)          6,663
Cash at beginning of year                                                                4,425           7,481             818
                                                                                       ---------------------------------------
Cash at end of year                                                                    $11,173        $  4,425         $ 7,481
______________________________________________________________________________________________________________________________

The Notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1993, 1992, AND 1991   (amounts in thousands)

                                                PREFERRED    COMMON     PAID-IN    RETAINED   TRANSLATION   TREASURY       UNEARNED
                                                    STOCK     STOCK     CAPITAL    EARNINGS    ADJUSTMENT      STOCK   COMPENSATION
___________________________________________________________________________________________________________________________________

BALANCE DECEMBER 31, 1990                     $2,300        $ 9,966    $125,663    $10,285      $    52     $(19,453)     $(  813)

  Net income                                      --             --          --     17,482           --           --           --
  Cash dividends                                  --             --          --     (4,887)          --           --           --
  Stock dividend                                  --          1,001      17,320    (18,339)          --           --           --
  Exercise of stock options                       --             22         309         --           --           --           --
  Treasury stock reissued, 86,298
    common shares, at cost                        --             --        (201)        --           --          763           --
  Restricted shares issued, net                   --             32         497         --           --           --         (529)
  Remeasurement of restricted shares              --             --         931         --           --           --         (931)
  Amortization of unearned compensation           --             --          --         --           --           --          490
  Adjustment from translating foreign
    financial statements into U.S. dollars        --             --          --         --         (153)          --           --
___________________________________________________________________________________________________________________________________

BALANCE DECEMBER 31, 1991                      2,300         11,021     144,519      4,541         (101)     (18,690)      (1,783)
  Net income                                      --             --          --     15,340           --           --           --
  Cash dividends                                  --             --          --     (6,139)          --           --           --
  Common shares issued in acquisition             --            271       5,516         --           --           --           --
  Exercise of stock options                       --            156       1,795         --           --          (39)          --
  Treasury stock reissued, 67,852
    common shares, at cost                        --             --          94         --           --          537           --
  Restricted shares issued, net                   --            153       3,586         --           --           --       (3,739)
  Remeasurement of restricted shares              --             --         654         --           --           --         (654)
  Amortization of unearned compensation           --             --          --         --           --           --        1,203
  Adjustment from translating foreign
    financial statements into U.S. dollars        --             --          --         --       (1,202)          --           --
___________________________________________________________________________________________________________________________________

BALANCE DECEMBER 31, 1992                      2,300         11,601     156,164     13,742       (1,303)     (18,192)      (4,973)

  Net income                                      --             --          --     24,126           --           --           --
  Cash dividends                                  --             --          --     (4,023)          --           --           --
  Preferred stock redemption                  (2,300)         2,290         911     (1,174)          --           --           --
  Two-for-one stock split                         --         14,436     (14,436)        --           --           --           --
  Conversion of debentures                        --            472      11,129         --           --           --           --
  Exercise of stock options                       --            165       1,883         --           --         (112)          --
  Treasury stock reissued, 55,088
    common shares, at cost                        --             --         283         --           --          388           --
  Restricted shares issued, net                   --             94       1,636         --           --           --       (1,730)
  Remeasurement of restricted shares              --             --         770         --           --           --         (770)
  Amortization of unearned compensation           --             --          --         --           --           --        1,281
  Stock option tax benefits                       --             --       1,649         --           --           --           --
  Eliminate translation adjustment from
    closed foreign operations                     --             --          --         --        1,569           --           --
  Adjustment from translating foreign
    financial statements into U.S. dollars        --             --          --         --         (356)          --           --
___________________________________________________________________________________________________________________________________

BALANCE DECEMBER 31, 1993                     $   --        $29,058    $159,989    $32,671       $  (90)     $(17,916)    $(6,192)
___________________________________________________________________________________________________________________________________

The Notes are an integral part of these statements.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting policies followed by the Company that materially affect the determination of financial position and results of operations are described below.

BASIS OF CONSOLIDATION: The Company's consolidated financial statements include the accounts of all subsidiaries. Investments in and advances to GO/DAN Industries, a partnership joint venture in which the Company has a 50% ownership interest, are accounted for by the equity method. Under such method, the Company's share of net earnings (or losses) is included as a separate item in the consolidated statement of income.

EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED (GOODWILL): The excess of investments in consolidated subsidiaries over net asset value at acquisition is being amortized on a straight-line basis over periods not exceeding forty years.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while revenues and expenses are translated at the average exchange rate during the year. Adjustments from translating foreign subsidiaries financial statements are excluded from the results of operations and are reported as a separate component of stockholders equity.

VALUATION OF INVENTORIES: The Company values inventories including materials, labor and overhead at the lower of cost (principally first-in, first-out) or market. Inventories consisted of the following at December 31, 1993 and 1992 (amounts in thousands):


                                        1993                  1992
____________________________________________________________________
Raw material                           $33,541               $35,043
Work-in-process                         14,191                15,982
Finished goods                           9,096                24,548
                                       -----------------------------
                                       $56,828               $75,573
____________________________________________________________________


PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Land improvements, buildings and machinery and equipment are depreciated over their estimated useful lives under the straight-line method. Provision for amortization of leasehold improvements is based on the term of the lease or the estimated useful lives of the improvements, whichever is shorter. Property, plant and equipment consisted of the following at December 31, 1993 and 1992 (amounts in thousands):

                                        1993                  1992
____________________________________________________________________
Land and improvements                  $ 3,805               $ 3,734
Buildings                               27,916                31,604
Machinery and equipment                 52,940                58,574
Leasehold improvements                   2,566                 4,256
                                       -----------------------------
                                       $87,227               $98,168
Less accumulated depreciation
  and amortization                     (35,329)              (41,766)
                                       -----------------------------
                                       $51,898               $56,402
____________________________________________________________________


COMPUTER SOFTWARE COSTS: The Company's policy is to capitalize costs incurred in creating computer software products once technological feasibility is established and to amortize such cost over periods ranging from two to ten years. The Company also capitalizes costs incurred in the development of computerized databases which are amortized over periods of from ten to twenty years. In 1993 and 1992, approximately $1,912,000 and $300,000, respectively, of these costs were capitalized and approximately $1,294,000 and $490,000, respectively, was amortized. No costs were capitalized and amortization was not significant in 1991.

SOFTWARE LICENSE REVENUE: Revenues from software licenses are recognized upon delivery of the software if vendor obligations are insignificant and if collectibility is probable. Revenues from post contract support that are significant and/or unbundled with regards to the initial licensing fee, are recognized ratably over the post contract period.

DEFERRED START-UP COSTS: During the initial phase of major new programs or development of significant new plant facilities for which prospective sales and cost recovery are based upon long-term commitments from customers, start-up costs are deferred and amortized over periods not exceeding four years. Pre-operating costs incurred in connection with the construction of centralized automotive emission testing program facilities under long-term contracts with governmental entities are deferred. Once operations have begun these costs are amortized by the straight-line method over the respective lives of the contracts, which currently range from three to seven years.

RESEARCH AND DEVELOPMENT EXPENSES: Expenses for current and future products are expensed currently and such costs were $5,400,000, 2,550,000, and $1,030,000 in 1993, 1992 and 1991, respectively. In addition, the Company incurred other engineering expenses relating to new product development (that does not meet the accounting definition of "Research and Development") in the amount of $3,200,000, $2,470,000, and $2,200,000 in 1993, 1992 and 1991
respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES: The Company accounts for income taxes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." This standard revises and replaces SFAS No. 96, "Accounting for Income Taxes," under which the Company had previously accounted for income taxes. SFAS 109 has been applied prospectively from the January 1, 1993 adoption date, and prior year financial statements have not been restated. Under SFAS 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

EARNINGS PER COMMON SHARE: The primary earnings per common share calculations are determined after deducting dividends on outstanding preferred stock (prior to redemption) and are based upon the weighted average number of common and common equivalent shares outstanding. The calculations also include, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the use of the proceeds of such exercise to repurchase outstanding shares at the average market price during the year. The higher amount of average primary shares in 1993, as compared with 1992 and 1991, is a result of the conversion of the Company's convertible preferred stock and a portion of its convertible debentures into common shares during the year. Prior to conversion, such securities were and, to the extent the convertible debentures remain outstanding, are included only in the computation of fully diluted earnings per common share. The calculations of fully diluted earnings per common share begin with the primary calculations but further reflect the pro forma effect, if dilutive, of the conversion of the then outstanding preferred stock and convertible debentures into common stock at the beginning of the year or time of issuance, if later. This calculation resulted in no dilution for the years 1993, 1992 and 1991.

OTHER: The 1992 and 1991 financial statements have been reclassified to conform to the 1993 presentation; additionally, all per share and other related data have been adjusted, where applicable, to reflect the two-for-one stock split declared in September 1993.


NOTE 2  FINANCING

Long-term obligations consisted of the following
(amounts in thousands):

                                                  1993        1992
_____________________________________________________________________
Credit agreement borrowings                     $  --       $23,163
Convertible subordinated debentures              4,978       16,431
Industrial revenue bonds:
  7.5% due 1994 - 1999                             900        1,050
  Floating rate bonds
    due 2010 - 2025                             25,000       25,000
Notes payable to insurance company              20,000           --
Other notes payable                              2,602        3,489
Unamortized debt expense                          (883)      (1,050)
                                               --------------------
                                                52,597       68,083
Less current maturities                           (839)      (1,033)
                                               --------------------
                                               $51,758      $67,050
_____________________________________________________________________

On February 17, 1994, the Company entered into a new revolving credit agreement. The new agreement increased the bank's lending commitments to $100,000,000 from $50,000,000 and extends the expiration date to July 1, 1997. Interest may be determined on a LIBOR (plus 1/2% to 1-1/2%) or prime rate basis at the Company's option. The Company has agreed to pay a commitment fee varying from 1/4 - 1/2 of 1% per annum on the unused portion of the commitment. At December 31, 1993, there were no outstanding borrowings under the predecessor credit agreement.

In March 1994, the Company's wholly-owned subsidiary, MARTA Technologies, Inc., ("MARTA") entered into a credit agreement with two banks to provide project financing in the amount of $38,500,000 for the Maryland Centralized Automotive Emissions Testing Program expiring March 31, 1995. Interest may be determined on a LIBOR (plus 3/4%) or prime rate basis at MARTA'S option. MARTA has agreed to pay a commitment fee of 3/8% per annum on the unused portion of the facility. MARTA also has available credit lines with three banks, each in the amount of $20,000,000. Such lines expire in September 1994. Interest is based on the prime rate and MARTA has agreed to pay a commitment fee of 1/4% per annum on the unused portion. No amounts were outstanding under these lines at December 31, 1993.

The Convertible Subordinated Debentures, Series A and B, due July 30, 1999 (the "Debentures"), are unsecured, subordinated obligations of the Company. The Debentures (to the extent not converted) are payable in eight semi-annual installments of principal, commencing January 30, 1996 and bear interest at the rate of 6% per annum, payable semi-annually on January 30 and July 30 of each year. The Debentures are convertible at any time prior to their maturity into Common Stock of the Company. The number of shares of Common Stock issuable upon conversion of the Debentures equals the principal amount of the Debentures (or portion thereof) divided by the conversion price then in effect (which is subject to adjustment upon the occurrence of certain events). The Conversion Rate at December 31, 1993 is $13.97.

The floating rate industrial revenue bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the bonds, and which approximated 3% at December 31, 1993. The average interest rate for all industrial revenue borrowings approximated 2.6% during 1993.

On February 16, 1993, the Company borrowed $5,000,000 and $15,000,000 from an insurance company. These notes bear interest at a fixed rate of 7.50% and 8.13% per annum, respectively, and are due in installments of $1,500,000, $2,000,000 and $1,500,000 in years 1997, 1998 and 1999, respectively, and $5,000,000 in each year 2001 through 2003. The Note Agreement contains covenants and restrictions similar to the Company's revolving credit agreement.

The aggregate maturities of long-term obligations for the years 1994 through 1998 are as follows (amounts in thousands):


1994                  1995              1996             1997             1998
______________________________________________________________________________
$839                  $972             $2,168           $2,902         $3,400
______________________________________________________________________________


The Company's borrowing agreements include various restrictive covenants as to the amount and type of indebtedness, investments and guarantees, maintenance of working capital and net worth, the purchase or redemption of the Company's shares and the disposition of the assets of the Company.

The Company has entered into an interest rate swap agreement to reduce the impact of changes in interest rates pertaining to certain borrowings of MARTA Technologies, Inc. The difference to be paid or received is accrued as interest rates change and is recorded over the life of the agreements. At December 31, 1993, the Company had outstanding interest rate swap agreements with a commercial bank, having a total notional amount of $2,265,000. These agreements, which mature in June 1996, effectively change the interest rate exposure on $2,265,000 of its outstanding borrowings. The Company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. The Company does not anticipate non-performance by such other parties.

NOTE 3  INVESTMENTS IN JOINT VENTURES

The Company's investments at December 31, 1993 and 1992 represent principally its interest in GO/DAN Industries ("GO/DAN"), which is engaged in the manufacture and sale of automotive replacement radiators and other heat-transfer products.

On October 30, 1992, the Company purchased the remaining 50% partnership interest in its MARTA Technologies joint venture which operates centralized automotive emissions inspection programs; subsequent to the acquisition, MARTA (now a wholly-owned subsidiary) is included on a fully consolidated basis in the Company's financial statements. In addition, the Company dissolved and liquidated its G&O/Altec Industries joint venture in 1992.

Summarized financial data for the heat transfer joint ventures GO/DAN and G&O/Altec Industries (through date of dissolution), and MARTA (prior to its acquisition), are as follows (in thousands):



                        1993                        1992                            1991
- ---------------------------------------------------------------------------------------------------
                                                     centralized                        centralized
                    heat                    heat        emission            heat           emission
                transfer                transfer     inspections        transfer        inspections
- ---------------------------------------------------------------------------------------------------
Revenues        $121,460        $112,206                $2,253)         $110,694           $1,818)
Net income
  (loss)*          2,333             893                  (193)           1,440              (166)
Current
  Assets          67,534          64,607                     -            75,336              577
Noncurrent
  assets          19,332          20,296                     -            23,342            5,393
Current
  liabilities     27,349          46,338                     -            62,256            1,598
Noncurrent
  liabilities     18,592               -                     -               475            3,310
Partners
 Equity           40,925          38,565                     -            35,947            1,062
===================================================================================================

*Net income (loss) includes, in 1993, 1992 and 1991, the reimbursement of certain operating costs and expenses by the partners in the amount of $1,500,000, $9,450,000 and $8,200,000 respectively, for the Heat Transfer ventures and, in 1991, $300,000 for the Centralized Emissions Inspection venture.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4  OTHER ASSETS AND LIABILITIES


Other assets consisted of the following (amounts in
thousands):
                                   1993           1992
________________________________________________________

Installment note,
  non-current (Note 10)         $ 13,158         $   --
Deferred tax asset (Note 8)       11,548           2,821
Capitalized computer software
  and database files               9,121           8,775
Investment in specialty rubber
  products business                4,344           4,344
Unliquidated assets of
  discontinued operations          2,887           3,317
Deferred start-up and
  pre-operating costs              3,833             --
Other                             14,665           8,173
                                 -----------------------
                                 $59,556         $27,430
________________________________________________________


In 1992, the Company surrendered its subordinated note received in connection with the sale of its former specialty rubber products business and an existing 9.5% common equity interest in exchange for an 8% common equity interest and $3,000,000 of special Class B equity shares. The Company's investment may be repurchased (at an amount not less than its carrying value) under certain circumstances and is subordinated to certain preferential equity distributions of other shareholders. Unliquidated assets of discontinued operations represent principally facilities held for sale or under short-term lease to the purchasers of such operations.

Other liabilities and deferred credits consisted of the following
(amounts in thousands):


                                                1993           1992
____________________________________________________________________
Accrued postretirement benefits              $ 4,869        $ 5,406
Casualty self insurance reserves               2,214          2,214
Deferred compensation liabilities              1,373          1,832
Long-term pension liabilities                  5,811          3,911
Other                                          4,696          7,746
                                            -----------------------
                                             $18,963        $21,109
____________________________________________________________________


NOTE 5  CAPITAL STOCK

The Company is authorized to issue up to 50,000,000 shares of common stock, $1.00 par value, and 3,000,000 shares of preferred stock, without par value, in one or more series. In addition, the Company can fix the powers, designations, preferences and rights of each of the preferred stock series.

On September 9, 1993, the Company's Board of Directors declared a two-for-one stock split paid on October 18, 1993 to common stockholders of record on September 30, 1993. Accordingly, an amount equal to the $1.00 par value of the common shares issued, in the amount of $14,436,000, was credited to common stock with an offsetting charge to paid-in capital.

Pursuant to a Notice of Complete Redemption mailed by the Company to the registered holders of Preferred Stock on June 15, 1993, the Company notified such holders that it would redeem all of the outstanding shares of Preferred Stock on July 16, 1993 (the "Redemption Date") at a redemption price of $25.525 per share plus the dividends accrued and unpaid on each such share of Preferred Stock to the Redemption Date. On or before the Redemption Date, 2,289,615 shares of the 2,300,000 shares of Preferred Stock were converted into 4,579,230 shares (post stock split basis) of Common Stock of the Company, leaving 10,385 shares of Preferred Stock which were redeemed. In addition, during the second half of 1993, approximately $11,453,000 of the outstanding convertible subordinated debentures issued in connection with the 1992 acquisition of Alliance Telecommunications Corporation ("Alliance") were converted into 877,269 shares (post stock split basis) of common stock. The excess of the outstanding amount of debentures converted over the par value of the common shares issued, was credited to paid-in capital.

In 1992, the stockholders of the Company approved the adoption of the 1992 Stock Plan of the Company (the "Plan"). The total number of shares of the Company's Common Stock for which options may be granted and restricted shares of the Company's Common Stock ("Restricted Shares") may be awarded may not exceed 1,000,000 shares subject to certain adjustments as defined in the Plan. Under the Plan, the Management Compensation Committee of the Board of Directors (the "Committee") is authorized to grant stock options at market prices to key employees of the Company. Options may contain stock appreciation rights under which the Company, upon request of the optionee, may, at its sole discretion after a determination by the Committee, purchase the exercisable portion of an option for cash and/or shares at a price equal to the difference between the option price and the market price of the shares covered by such portion of the option in lieu of issuing shares upon exercise. The Company made no charges to income in connection with the exercise of stock appreciation rights in 1993, 1992 and 1991.

Under the Plan, the Company has awarded 385,398 Restricted Shares (net of cancellations), including 133,500 shares awarded in 1993, to key employees without cost to such employees. In connection with these awards, however, the key employees agree to forego salary increases and new stock option grants for a period of two years, other than for exceptional promotions. Restricted Shares vest in four equal increments, with 25% of such shares generally vesting in the seventh, eighth, ninth and tenth year from the year of award. The vesting of 50% of such shares may be accelerated (but not sooner than three years from the year of award) based upon the average sale price of the Company's Common Stock on the New York Stock Exchange during a period of 91 consecutive calendar days exceeding specified target levels, and the vesting of the other 50% of such shares may be accelerated based on average earnings per common share (excluding extraordinary and other non-operating gains and losses) over three consecutive fiscal years exceeding specified target levels beginning with the year the shares were awarded. These Shares are subject to forfeiture in certain circumstances as defined in the Plan. Unearned compensation, representing the fair market value of the Restricted Shares at the date of award, are charged to income over a 10-year period or over the period of actual vesting of such Shares, whichever period is shorter.

The Company previously awarded Restricted Shares under the prior 1982
Stock Plan (terminated in 1992), to certain key employees. These Shares are subject to forfeiture under certain circumstances and are issued subject to certain transfer restrictions, including the passage of time, ranging from one to ten years. The Company has awarded 271,944 Restricted Shares under the 1982 Stock Plan without cost. As of December 31, 1993, 145,336 of these Restricted Shares (post-split basis) have vested and an additional 47,740 Shares (post-split basis) have been earned and are to be vested as of April 1, 1994. The remaining unvested shares will vest equally on April 1 of the year following the year in which the Company reports net income per common share, before extraordinary and other nonoperating items, as determined by the Committee, of 10% or more in excess of the net income target for the most recent preceding year during which Restricted Shares vested. Currently such targets are $.67 and $.73 for 1994 and 1995, respectively. Unvested shares may not be transferred unless there is a "Change in Control" of the Company, as defined in the agreements. The amount of compensation expense to be charged to income will be determined based on the fair market value of such shares at the time such net income targets are met.

Recorded compensation expense with respect to all Restricted Shares was $1,281,000 in 1993, $1,203,000 in 1992 and $490,000 in 1991.

Options to purchase 433,677 shares were exercisable on December 31, 1993, and 418,804 shares were available for grant of future options. At December 31, 1993, options outstanding were exercisable at various dates through the year 2003. In addition to options for common shares issued under the 1982 and 1992 Stock Plans, the Board of Directors granted to non-employee directors (in
1989), options to purchase 83,600 shares of common stock held in its treasury at $5.85 per share. During 1993, 17,600 options were exercised and options for 66,000 shares remain outstanding. Such options expire in 1999 and, at December 31, 1993, all were exercisable. Stock option activity for the three years ended December 31, 1993 is summarized as follows:

                                        NUMBER                        OPTION
                                     OF SHARES                   PRICE RANGE
____________________________________________________________________________
Balance outstanding,
  December 31, 1990                  1,202,542              $ 4.08 to $11.93
Granted                                206,800              $ 6.59 to $ 7.84
Exercised                              (47,172)             $ 4.83 to $ 8.98
Terminated and cancelled               (65,992)             $ 4.89 to $ 8.98
                                     ---------------------------------------
Balance outstanding,
  December 31, 1991                  1,296,178              $ 4.08 to $11.93
Granted                                 71,000              $10.00 to $12.57
Exercised                             (312,466)             $ 4.08 to $ 8.98
Terminated and cancelled               (23,650)             $ 4.66 to $ 7.84
                                     ---------------------------------------
Balance outstanding,
  December 31, 1992                  1,031,062              $ 4.08 to $12.57
Granted                                 38,000              $15.13 to $25.81
Exercised                             (345,710)             $ 4.66 to $11.93
Terminated and cancelled               (18,150)             $ 5.45 to $ 7.84
                                     ---------------------------------------
Balance outstanding,
  December 31, 1993                    705,202              $ 4.08 to $25.81
____________________________________________________________________________

At December 31, 1993, 1,124,006 common shares were reserved for outstanding stock options and for future grants of stock options and Restricted Shares of Common Stock, and 356,337 common shares were reserved for conversion of Debentures. In addition, 125,000 shares of Series B Junior Participating Preferred Stock are authorized for issuance under the Company's Stockholder Rights Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6  COMMITMENTS AND CONTINGENCIES

The Company's leases consist primarily of manufacturing facilities and equipment and expire principally between 1994 and 2002. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases included in results from continuing operations approximated $4,900,000 in 1993, $3,300,000 in 1992, and $2,300,000 in 1991.
Future minimum payments under noncancellable leases as of December 31, 1993 were as follows (amounts in thousands):



                                                       OPERATING LEASES
________________________________________________________________________
1994                                                            $ 3,380
1995                                                              2,020
1996                                                              1,327
1997                                                                765
1998                                                                456
Thereafter                                                          802
                                                                -------
    Total minimum lease payments                                $ 8,750
________________________________________________________________________



The Company is self insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workmen's compensation and liability policies and has provided a letter of credit in the amount of $6,500,000.

In connection with the sale of its specialty rubber products operations, the Company remains as guarantor under certain long-term leases assigned to the purchasing company.

Various legal actions are pending against or involve the Company and its subsidiaries with respect to such matters as product liability and casualty claims. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Company has a Key Employee Severance Policy and has entered into severance agreements with senior key employees in order to provide financial assistance if employment with the Company is terminated under the circumstances set forth in the policy and the agreements. The policy and agreements provide for formalized severance benefits in the event of non-voluntary termination (other than for "Cause" or "Disability") before or after a "Change in Control" of the Company or voluntary termination for "Good Reason" after a "Change in Control," all as defined.

In connection with two centralized automobile emission testing programs, the Company is contractually committed to the construction and start-up costs in the amount of approximately $56,000,000 of which $4,241,000 had been expended as of December 31, 1993.

The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company has been named as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA) with respect to alleged environmental conditions at three sites. The Company expects to negotiate a settlement with the EPA for each of these locations as a de minimus settling party. In addition, the Company believes it is reasonably possible that environmental related liabilities may exist with respect to three industrial sites formerly occupied by the Company. Based upon Environmental Site Assessments, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 7  PENSION AND EMPLOYEE BENEFIT PLANS

The Company has noncontributory pension plans covering the majority of its full-time employees. Plans covering salaried employees provide benefits that are based on years of service and compensation during the ten-year period prior to retirement, while plans covering hourly employees provide benefits of specified amounts for each year of service. Domestic pension costs are funded in compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, as employees become eligible to participate, generally upon employment.

The Company's consolidated pension cost from continuing operations (including foreign and supplemental pension plans) was approximately $1,620,000 in 1993, $990,000 in 1992, and $1,230,000 in 1991.

Net periodic pension cost of continuing operations for the Company's funded plans included the following components (amounts in thousands):

                                   1993             1992              1991
______________________________________________________________________________
Service cost benefits earned
  during the year                  $   968         $1,147             $1,135
Interest cost on the projected
  benefit obligation                 3,013          3,086              3,008
Actual income on plan assets        (7,650)        (3,452)            (6,334)
Net amortization and deferral        4,845            578              3,973
                                _____________________________________________
  Net periodic pension cost          1,176          1,359              1,782
Less allocated to discontinued
  operations                          (202)          (665)              (487)
                                _____________________________________________
                                   $   974         $  694             $1,295
______________________________________________________________________________



Plan assets consist principally of equity securities (including 120,000 common shares of the Company) and investments in the separate accounts and general funds of insurance companies. The following tables set forth the plans combined funded status, principally at December 31, 1993 and 1992 (amounts in thousands):


                                         PLANS WHOSE               PLANS WHOSE
                                       ASSETS EXCEED      ACCUMULATED BENEFITS
                                ACCUMULATED BENEFITS             EXCEED ASSETS
______________________________________________________________________________

1993

Actuarial present value of
  benefit obligations:

  Vested benefits                           $27,173                   $12,410

  Nonvested benefits                            259                       238
                                        ______________________________________
    Accumulated benefit
    obligation                               27,432                    12,648

  Effect of projected future
    compensation levels                       3,058                        --
                                        ______________________________________

  Projected benefit obligations              30,490                    12,648

Plan assets at fair market value             30,722                     9,487
                                        ______________________________________
  Projected benefit obligation
  in excess of plan assets                      232                    (3,161)

Loss due to actual experience
  varying from actuarial
  assumptions                                 1,643                     2,682

Prior service cost not yet
  recognized in pension cost                    274                       513

Transition liability (asset)
  on adoption of new
  accounting standard
  to be recognized in the future              (725)                       119

Adjustment required to recognize
  minimum liability                             --                     (3,314)
                                        ______________________________________

Prepaid (accrued) pension cost            $  1,424                   $ (3,161)
______________________________________________________________________________














                                         PLANS WHOSE               PLANS WHOSE
                                       ASSETS EXCEED      ACCUMULATED BENEFITS
                                ACCUMULATED BENEFITS             EXCEED ASSETS
______________________________________________________________________________

1992

Actuarial present value of
  benefit obligations:

  Vested benefits                           $28,562                   $ 5,240

  Nonvested benefits                            367                       199
                                        ______________________________________
    Accumulated benefit
    obligation                               28,929                     5,439

  Effect of projected future
    compensation levels                       4,474                        65
                                        ______________________________________

  Projected benefit obligations              33,403                     5,504

Plan assets at fair market value             32,676                     4,180
                                        ______________________________________
  Projected benefit obligation
  in excess of plan assets                     (727)                   (1,324)

Loss due to actual experience
  varying from actuarial
  assumptions                                   863                       765

Prior service cost not yet
  recognized in pension cost                    831                       471

Transition liability (asset)
  on adoption of new
  accounting standard
  to be recognized in the future              (732)                        49

Adjustment required to recognize
  minimum liability                             --                     (1,219)
                                        ______________________________________

Prepaid (accrued) pension cost            $    232                   $ (1,258)
______________________________________________________________________________


Assumptions used in determining pension cost for the plans are:

                                            1993                 1992
______________________________________________________________________________
Discount rate                             7 1/4%-8%             8 1/2-9%
Expected rate of increase
  in compensation                            5 1/2%                   6%
Expected long-term rate of
  return on plan assets                      9 1/2%             9-9 1/2%
______________________________________________________________________________


The discount rates used by the Company in 1993 are 7-1/4% for all U.S. pension plans and 8% for its Canadian plans.

The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. Effective as of January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the Company accrue for such postretirement benefits based on actuarially determined costs recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for these benefits. In accordance with the provisions of SFAS 106, the Company elected to recognize this change in accounting on the immediate recognition basis. The cumulative impact of adopting SFAS 106 as of January 1, 1992 amounted to $4,554,000 ($.24 per common share). The incremental expense in 1992 of accounting for postretirement health and life insurance benefits under the new accounting method amounted to approximately $430,000 or $.02 per common share. In 1993, the Company renegotiated and settled certain postretirement pension obligations which resulted in a net gain of approximately $580,000 included in selling, general and administrative expenses.

The components of the 1993 and 1992 expense for postretirement health care and life benefits from continuing operations are as follows (in thousands):

                                             1993                   1992
- -------------------------------------------------------------------------
Net periodic cost:

Service cost benefits attributed
  to service during period                   $222                   $222

Interest cost on accumulated post-
  retirement benefit obligation               417                    402
                                             ----------------------------
Net postretirement health care cost          $639                   $624
_________________________________________________________________________

The components of the accumulated postretirement benefit obligation (all of which are unfunded) are as follows (in thousands):

                                             1993                   1992
- -------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:

Retirees                                   $1,562                 $1,704

Fully eligible active plan
  participants                                286                    239

Other active plan participants              3,965                  3,663

Unrecognized net loss                        (944)                     -
                                             ----------------------------
Accumulated postretirement
  benefit obligation                       $4,869                 $5,606
_________________________________________________________________________

The actuarial calculation assumes a 14.6% increase in the health care cost trend rate for 1993 (15% in 1992). The assumed rate decreases approximately .5% per year through the 20th year to 6.5% and remains constant beyond that point. The health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $623,000 and increase net periodic cost by $76,000. The weighted average discount used in determining the accumulated postretirement benefit obligation was 7.25% and 8% in 1993 and 1992, respectively. Retiree health care expense under the former cash basis for 1991 approximated $300,000.

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 ("SFAS 112"), "Employers Accounting for Postemployment Benefits" which is effective for fiscal years beginning after December 15, 1993. This Statement establishes standards of financial accounting and reporting for the estimated cost of benefits provided by an employer to former or inactive employees after employment including their beneficiaries and covered dependents, if applicable, but before retirement. The Company does not provide such benefits to any significant extent; accordingly, the adoption of these new requirements has no impact on the Company.

The Company also has a deferred bonus plan for select key management employees, including officers. Bonuses under the plan may be awarded for any year in which a certain minimum return on equity is attained. Payments are made ratably over the succeeding five years in cash, restricted shares of the Company's Common Stock, pursuant to the 1992 Stock Plan, or a combination thereof, at the discretion of the Management Compensation Committee, whereby such cash and/or shares vest over the succeeding five years, subject to forfeiture in certain circumstances. The bonus awards accrued for 1993, 1992 and 1991 were $560,000, $370,000 and $460,000, respectively. For 1993 and 1992, the bonus will be paid 60% in Restricted Shares and 40% in cash; all prior awards were earned in cash.

NOTE 8  INCOME TAXES

Information with respect to income taxes in continuing operations is as follows (amounts in thousands):


                                         1993            1992             1991
- -------------------------------------------------------------------------------
Provision (Benefit) for income taxes:

 Current:  Federal                     $   -           $   501          $   474
           Foreign                         349           2,774            1,961
           State and local               1,825           1,140            1,128
                                       ----------------------------------------
                                         2,174           4,415            3,563
                                       ----------------------------------------

Deferred:  Federal                      (1,050)             13              (32)
           Foreign                       2,234            (577)          (1,988)
           State and local                 125            (100)              -
                                       ----------------------------------------
                                         1,309            (664)          (2,020)
                                       ----------------------------------------
Total                                  $ 3,483         $ 3,751         $  1,543
_______________________________________________________________________________
Income before taxes:

 Domestic (including
   Mexican Maquiladora)                $31,180         $21,758          $ 5,839

 Foreign                                 1,827           3,820            1,562
                                       ----------------------------------------
                                       $33,007         $25,578          $ 7,401
_______________________________________________________________________________

A reconciliation of the provisions for income taxes at the Federal statutory rates (35% in 1993 and 34% in 1992 and 1991) to the reported tax provisions is as follows (amounts in thousands):

                                    1993             1992            1991
- ---------------------------------------------------------------------------
Provision computed at the
Federal statutory rate            $11,553           $8,697          $2,516

State and local
  income taxes, net of
  Federal income tax benefit        1,268              686             744

Net higher tax rates
  on foreign income
  net of Puerto Rico tax
  exemption benefit                 1,533              398           3,808

Tax benefit from utilization of
  U.S. net operating loss
  carryforward to reduce
  income tax expense               (9,821)          (6,544)         (6,142)

Tax benefit from recognition of
  future benefit of
  U.S. net operating
  loss carry-forward               (1,050)               -              -

Provision for U.S. alternative
minimum tax                             -              514             617
                                  -------------------------------------------
                                   $3,483           $3,751          $1,543
_____________________________________________________________________________

Effective January 1, 1993 the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes". This standard revised and replaced SFAS No. 96 under which the Company had previously accounted for income taxes. These new requirements resulted in a "cumulative adjustment from a change in accounting principle" of $2,102,000, representing amounts previously expensed under the U.S. "Alternative Minimum Tax" computations which are deemed to be recoverable in future years. This statement has been applied prospectively, and prior year financial statements have not been restated.

The components of deferred tax assets (liabilities) are comprised of the following as of December 31, 1993 (amounts in thousands):


Gross deferred tax assets:
- -----------------------------------------------------------------------------
  Inventory                                                $  2,066

  Self-insurance reserves                                     1,470

  Pensions and deferred compensation                          2,713

  Postretirement benefits                                     1,674

  Plant closings and costs of discontinued operations         2,520

  Earnings of joint venture                                   1,610

  Tax credit carryforwards                                    3,992

  Product warranty claims                                     1,416

  Other                                                       1,826
                                                            -------
                                                             19,287
                                                            -------

Gross deferred tax liabilities:
  Depreciation                                               (2,517)
  Unremitted foreign earnings                                (3,570)
  Other                                                      (1,652)
                                                            -------
                                                             (7,739)
                                                            -------
Net deferred tax assets                                     $11,548
___________________________________________________________________

The Company has, for U.S. reporting purposes, gross deferred tax assets in excess of gross deferred tax liabilities, which includes amounts acquired in the acquisition of Alliance Telecommunications Corporation in July 1992. At December 31, 1993, the Company had approximately $7,700,000 of net future available tax deductions (excluding those of Alliance) and has recorded a deferred tax asset in the amount of $2,699,000, of which $1,649,000 pertained to deductions relative to employee stock options, which were credited to paid-in capital. The Company has available approximately $17,600,000 of future tax deductions with respect to the acquisition of Alliance. The Company has recognized a deferred tax asset in the amount of $6,160,000 with respect to these Alliance deductions which has resulted in a corresponding reduction in the excess of cost over the net assets of Alliance acquired. The Company believes that realization of such future benefits is "more likely than not" as set forth in SFAS 109. The Company also has a foreign net deferred tax asset in the amount of $587,000 representing future tax deductions which may be realized by carryback to offset previous taxable income and related tax expense.

The last audit of the Company by the IRS covered the U.S. income tax returns through 1980.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9  INDUSTRY SEGMENT AND GEOGRAPHIC DATA

Segment sales and income, identifiable assets, capital expenditures and depreciation and amortization by industry segment are presented in the charts on pages 30 to 33 of this Annual Report and are an integral part of these statements. The distribution of the Company's geographic operations is as follows (amount in thousands):

                                         1993          1992          1991
- -------------------------------------------------------------------------
SALES AND INCOME

Sales:
  United States                      $248,023      $186,593      $135,063
  Canada                               26,165        24,245        16,469
  Germany                               5,843         2,115           -
                                     ------------------------------------
                                     $280,031      $212,953      $151,532
_________________________________________________________________________
Operating Income:
  United States                      $ 38,936      $ 28,259      $ 14,807
  Canada                                4,490         6,839         3,720
  Germany                                 (95)          (98)           -
                                     ------------------------------------
                                       43,331        35,000        18,527

Financing costs                        (3,156)       (1,978)       (1,463)

General corporate expenses             (7,168)       (7,444)       (9,663)
                                     ------------------------------------
                                     $ 33,007     $  25,578      $  7,401
_________________________________________________________________________

ASSETS

  United States, including
   Mexican Maquiladora
   and Puerto Rico                   $311,726     $372,286       $293,303

  Canada                               10,225       12,955         14,202

  Germany                               2,687        2,681            447
                                     ------------------------------------
                                     $324,638     $387,922       $307,952
_________________________________________________________________________


Export sales of continuing operations were $57,200,000, $32,900,000 and $15,800,000 in 1993, 1992 and 1991, respectively. Sales and transfers among industry segments of the Company were not significant in any year presented.

The aggregate net currency transaction and translation amounts included in income from continuing operations was a loss of $1,072,000 in 1993, a loss of $136,000 in 1992 and a gain of $99,000 in 1991.

NOTE 10   ACQUISITIONS AND DISPOSITIONS

On June 11, 1993, the Company sold its Allen Testproducts division and its wholly-owned leasing subsidiary, The Allen Group Leasing Corp. ("Leasing"), to SPX Corporation ("SPX"). Allen Testproducts manufactured and sold automotive engine diagnostic and test equipment for the automotive service industry and provided product financing through Leasing.

At the closing, the Company received $21,000,000 in cash and an 8% Subordinated Note of SPX dated June 11, 1993 (the "Note"), in the amount of $19,737,000. The Note provides for the payment of three equal annual installments of $6,579,000, plus interest, on June 11 of 1994, 1995 and 1996. In addition, SPX assumed all of Leasing's indebtedness to banks in the amount of approximately $56,300,000. The Company also will receive non-competition payments for a three year period based upon a sliding scale from 1% to 3.5% of sales of the newly combined automotive engine diagnostic businesses of Allen Testproducts and SPX s Bear division. Such payments are recorded by the Company when earned and amounted to $880,000 in 1993.

The Company has accounted for this transaction as a discontinued operation. Net manufacturing sales and lease finance revenues of the sold businesses were $25,879,000 and $6,845,000, respectively, through June 10, 1993, $66,612,000 and $7,687,000, respectively, in 1992 and $95,277,000 and $5,217,000, respectively, in 1991. Results of discontinued operations are net of allocated interest (based upon the proportion of net assets sold, excluding the separately financed leasing operations, to total Company net assets) of $253,000 through June 10, 1993 and $536,000 and $300,000 in 1992 and 1991,
respectively. Results of discontinued operations also include allocated income tax expense of $35,000 through June 10, 1993, an income tax benefit of $40,000 in 1992 and income tax expense of $177,000 in 1991. The loss on sale of this business of $2,936,000 includes $850,000 of foreign currency translation adjustments, previously included as a component of stockholders equity, as well as transaction costs related to the sale.

In 1992, the Company acquired Alliance Telecommunications Corporation ("Alliance") for a purchase price of approximately $44,000,000 consisting of $21,600,000 in cash, 270,877 shares of the Company s common stock with a value of $5,800,000 and $16,431,000 of Debentures. Pursuant to the terms of the acquisition agreement, the former shareholders of Alliance may earn additional purchase price consideration in the form of new debentures of the Company based on the attainment of "Net Sales" above specified minimum levels by Alliance's "Microcell Business" (both as defined in the agreement) beginning July 1, 1992 through December 31, 1994. The additional consideration is 80% of the excess of Net Sales of the Microcell Business over stipulated base levels up to the amounts set forth in its "Financial Plan" (as defined in the agreement), and 20% of Net Sales of such Business if and when Net Sales exceed the amounts in such Financial Plan. There is no limit as to the amount of such debentures that may be issued,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


but their convertibility into shares of the Company's common stock is limited. If Net Sales of certain products as set forth in the Financial Plan during the period January 1, 1994 through December 31, 1994 are attained, additional consideration could approximate $7,200,000. No additional consideration has been earned through December 31, 1993. This acquisition has been accounted for under the Purchase Method of accounting; accordingly, Alliance's results of operations have been included in the Company s consolidated financial statements subsequent to the July 30, 1992 acquisition date.

Pro forma combined revenues of the Company and Alliance for 1992 and 1991 (assuming the acquisition was effected on January 1, 1991) would have been approximately $249,000,000 and $215,000,000, respectively. Pro forma combined income from continuing operations would have been approximately $17,800,000 ($.69 per common share) and $4,800,000 ($.04 per common share), respectively. However, in management's opinion, the pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the acquisition of Alliance taken place on January 1, 1991.

On October 30, 1992, the Company purchased the remaining 50% partnership interest in its Marta Technologies joint venture from its other partners. The purchase price included $540,000 in cash and the distribution of certain land of the venture with a book value of $168,000.

In 1991, the Company sold its Allen Automated Systems division which operated its automated manufacturing equipment product line resulting in a net gain of $852,000, after applicable taxes of $100,000. The Company will receive contingent cash consideration based on the sales of certain products in future years (approximately $20,000, $420,000 and $260,000 in 1993, 1992 and 1991,
respectively). Net sales of this operation were $30,300,000 for the seven months of 1991.

In 1991, the Company was paid all amounts due from the sale of former European operations, including accrued interest. As a result of certain potential additional risk associated with the sale of these operations and due to the expected longer time period required to liquidate them, the Company provided, in 1991, additional reserves for losses and ongoing expenses. This transaction, net of reserves provided, resulted in a net gain of $2,800,000, after applicable U.S. alternative minimum income taxes of $100,000.

In 1991, the Company also recorded $3,600,000 reserve against the carrying value of its investment received on the sale of the specialty rubber products business sold in 1989.


NOTE 11  UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly financial data are summarized as follows (amounts in thousands, except per share amounts):


Three Months Ended:              March 31         June 30          Sept. 30         Dec. 31
______________________________________________________________________________________________

1993

Sales                             $66,027         $69,410          $65,595          $78,999
______________________________________________________________________________________________

Gross profit                      $20,947         $21,804          $20,290          $21,210
______________________________________________________________________________________________

Income from
  continuing operations           $ 6,769        $  6,945         $  7,559         $  8,251
______________________________________________________________________________________________

Net income*                       $ 7,125        $  1,192         $  7,559         $  8,251
______________________________________________________________________________________________

Earnings per
  common share:

  Primary:
    Continuing operations         $   .29        $    .29         $    .30         $    .32
______________________________________________________________________________________________

    Net Income                    $   .31        $    .01         $    .30         $    .32
______________________________________________________________________________________________

  Fully Diluted                   $   .28        $    .01         $    .30         $    .32

______________________________________________________________________________________________






1992

Sales                             $41,443        $47,050          $59,024          $65,436
______________________________________________________________________________________________

Gross profit                      $12,308        $15,922          $18,676          $22,216
______________________________________________________________________________________________

Income from
  continuing operations           $ 3,326        $ 4,988          $ 6,526          $ 6,942
______________________________________________________________________________________________

Net income (loss)**               $(1,130)       $ 4,696          $ 5,533          $ 6,241
______________________________________________________________________________________________

Earnings (loss) per
  common share:

  Primary and
    Fully Diluted:
    Continuing operations         $   .12        $   .21          $   .28          $  .30
______________________________________________________________________________________________

    Net Income                    $  (.11)       $   .19          $   .23          $  .26
______________________________________________________________________________________________


 * Results of operations in the fourth quarter of 1993 include a reduction of income tax expense in the amount of $1,050,000 ($.04 per common share) representing a tax benefit on the Company's remaining U.S. net operating loss carryforward. Results of operations for the first quarter of 1993 include the impact of the Company's adoption of SFAS No. 109 in the first quarter of 1993. The Company reported as a "cumulative adjustment from a change in accounting principle," income in the amount of $2,102,000, or $.10 per common share.


** Net income in the first quarter of 1992 includes the cumulative prior years' impact of the Company's change in accounting principle to reflect the adoption of SFAS No. 106 for postretirement benefits in the amount of $4,554,000 or $.24 per common share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 12  FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board ("FASB") Statement No. 107, "Disclosure about Fair Value of Financial Instruments," is a part of a continuing process by the FASB to improve information on financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statement:

CASH AND SHORT-TERM INVESTMENTS: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

LONG-TERM INVESTMENTS: It is not practicable to estimate the fair value of the Company's 8% investment in the common stock of its former specialty rubber products business and its 50% interest in the GO/DAN joint venture because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts as recorded at December 31, 1993 are not impaired and reflect their corresponding fair values. No dividends have been paid on these investments.

LONG-TERM DEBT: The carrying amounts of the Company's borrowings under its revolving credit agreements approximate fair value. The fair values of the Company's other long-term debt either approximate fair value or are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

OFF-BALANCE-SHEET INSTRUMENTS: Fair values for the Company's off-balance-sheet instruments, consist of an interest rate swap (as described in Note 2), and is based on quoted market prices of comparable instruments or fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

LETTERS OF CREDIT: The Company utilizes letters of credit to back certain financing instruments and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.

The carrying amounts and fair values of the Company's financial instruments at December 31, 1993 and 1992 are as follows (amounts in thousands):



                                                  Carrying Amount                     Fair Value
- ------------------------------------------------------------------------------------------------
1993
Cash and cash equivalents                               $  11,173                       $ 11,173
Investment securities:
   Non-current investment                                   4,344                          4,344
   Investment in joint venture                             23,284                         23,284
Other long-term debt                                       53,480                         53,404
- ------------------------------------------------------------------------------------------------
Off-Balance Sheet Financial
   Instruments:
   Interest rate swaps                                      2,265                          2,341
Letters of credit                                           7,385                          7,385
- ------------------------------------------------------------------------------------------------
1992
Cash and cash equivalents                               $   4,425                       $  4,425
Investment securities:
   Non-current investment                                   4,344                          4,344
   Investment in joint venture                             23,533                         23,533
Revolving credit agreement                                 82,500                         82,500
Other long-term debt                                       46,727                         46,395
- ------------------------------------------------------------------------------------------------
Off-Balance Sheet Financial
  Instruments:
  Interest rate swaps                                      22,980                         23,312
  Letters of credit                                         7,683                          7,683
================================================================================================


NOTE 13  SUPPLEMENTAL CASH FLOW DISCLOSURE

During 1993, the following non-cash transactions were effected and are not reflected in the Consolidated Statement of Cash Flows:

- - On June 11, 1993, the Company sold its Allen Testproducts and Lease Financing operations. In conjunction with the sale, the Company received a three-year installment note receivable of $19,737,000, and the purchaser assumed $56,300,000 of Leasing indebtedness.

- - In 1993, approximately $11,453,000 of the Company's convertible debentures were converted into 877,269 shares (post stock split basis) of the Company's Common Stock.

- - As described in Note 5, the Company declared a two-for-one stock split paid on October 18, 1993.

- - The Company exercised its redemption rights, but prior to the planned redemption date 2,289,615 shares of convertible Preferred Stock were converted into 4,579,230 shares (post stock split basis) of Common Stock of the Company.

Information with respect to cash paid during the year for interest and taxes is as follows:

                            1993            1992            1991
- --------------------------------------------------------------------
Interest paid           $ 3,260,000     $ 5,800,000      $ 7,800,000
Income taxes paid         2,930,000       4,300,000       13,600,000
====================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The Allen Group Inc.

We have audited the accompanying consolidated balance sheets of The Allen Group Inc, as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Allen Group Inc. as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As described in Note 8 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993 and, as described in Note 7, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1992.

/s/ Coopers & Lybrand
_________________________________
Cleveland, Ohio

February 16, 1994

REPORT OF MANAGEMENT

To the Board of Directors and Stockholders of

The Allen Group Inc.

The Company maintains accounting and related internal control systems which are intended to provide reasonable assurance that assets are safeguarded from loss of unauthorized use and to produce records necessary for the preparation of financial information. There are limits inherent in all systems of internal control, and the cost of the systems should not exceed the expected benefits. Through the use of a program of internal audits and discussions with and recommendations from its independent accountants, the Company periodically reviews these systems and controls and compliance therewith.

The Audit Committee of the Board of Directors, comprised entirely of nonemployee directors, meets regularly with management, the internal auditors and the independent accountants to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The internal auditors and independent accountants have full and free access to the Audit Committee and may have discussions regarding appropriate matters, with and without the presence of management.

The primary responsibility for the integrity of financial information rests with management. Certain valuations contained herein result, of necessity, from estimates and judgments of management. The accompanying consolidated financial statements, notes thereto and other related information were prepared in conformity with generally accepted accounting principles applied on a consistent basis.

/s/ Robert G. Paul              /s/ Robert A. Youdelman
__________________________      _________________________
Robert G. Paul                  Robert A. Youdelman
President and Chief             Senior Vice President -
Executive Officer               Finance, Chief
                                Financial Officer

/s/ James L. LePorte, III
__________________________
James L. LePorte, III
Vice President and
Controller, Chief
Accounting Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF OPERATIONS

OVERVIEW

(amounts in millions)               1993             1992              1991
______________________________________________________________________________
Product Sales                       $280.0           $213.0           $151.5
Income before taxes                   33.0             25.6              7.4
Income from continuing operations     29.5             21.8              5.9
Total assets                         324.6            387.9            308.0
Capital expenditures                  11.4              6.7              5.0
Depreciation                           6.6              6.7              6.3
______________________________________________________________________________


The Company reported income from continuing operations in 1993 of $29.5 million ($1.19 per common share), compared with $21.8 million ($.91 per common share) in 1992 and $5.9 million ($.10 per common share) in 1991. The growth in earnings in 1993, when compared with 1992, is attributable to improved earnings in the Truck Products segment as well as the improved performance of the Company's GO/DAN Industries ("GO/DAN") joint venture. These improvements were offset, in part, by higher interest costs and losses of the Centralized Automotive Emissions Inspection Business. While earnings for the Mobile Communications segment remain strong, they are essentially unchanged from the prior year. The significantly higher operating income in 1992, when compared with 1991, was due principally to the strong performance of the Mobile Communications segment and improvement in the Truck Products segment, partially offset by lower earnings in the Company's GO/DAN joint venture and a higher provision for income taxes.

The sales growth in 1993 was due primarily to the full year impact of the acquisition of Alliance Telecommunications Corporation ( Alliance ) in July 1992, sustained growth from the Company's existing telecommunications products and increased sales of Truck Products. The increase in sales in 1992, when compared with 1991, was similarly due to the Alliance acquisition and growth in sales of Mobile Communications and Truck Products.

Additional information concerning the Company's 1993 results and outlook is contained on pages 4 to 12 of this Annual Report and should be read in conjunction with this discussion.


MOBILE COMMUNICATIONS

(amounts in millions)               1993             1992              1991
______________________________________________________________________________
Sales                               $183.6           $128.7            $80.6
Operating income                      34.1             34.3             20.9
Identifiable assets                  184.7            151.5             41.8
Capital expenditures                   6.4              3.5              1.1
Depreciation                           2.7              1.6              1.0
______________________________________________________________________________


In 1993, the Company redefined its product lines as it integrated the Alliance business with its existing mobile communications product lines. The Company now reports sales for this segment under Systems, Site and Other Non Antenna products, Mobile and Base Antennas and Frequency Planning, Systems Design and Related Services product lines.

Sales of systems products grew $11.1 million in 1993 based on the continued strong acceptance of Extend-A-Cells registered trademark and Microcells. Extend-A-Cell sales were modestly higher in 1993 when compared with 1992 due to significantly higher sales in the international markets partially offset by weaker demand in the domestic market. Site management products increased $19.8 million primarily due to the strong demand for the Company's new generation of ceramic filters. The sales of mobile and base antenna products increased in large part due to the full year impact of the acquisition of Alliance in July 1992. While the sales of base station antenna products remain strong and increased in 1993 compared with 1992, the Company's mobile antenna sales declined due to intense price competition and resultant loss of market share. Sales of the Company's frequency planning, system design and related services experienced increased sales in real terms, but the dramatic increase in 1993 from 1992 primarily relates to the full year impact on sales since the acquisition of Alliance in July 1992.

The significant increase in sales in 1992 compared with 1991 was due to the continued strong demand for the Company's Extend-A-Cell and other cellular telecommunications products, as well as the acquisition of Alliance. Alliance added $31.3 million to sales in 1992 since its acquisition on July 30, 1992.

Operating income of the mobile communications segment in 1993 did not keep pace with the significant increase in sales, principally due to a $7.8 million investment made in new product engineering costs, as well as costs incurred to penetrate international markets, integrate Alliance within existing telecommunication product lines and upgrade manufacturing facilities.
Operating income in 1992, when compared with 1991, increased both as a result of higher sales volume and improved margins on the Company's existing product lines, offset, in part, by the acquisition of Alliance, whose products produced slightly lower gross margins.


AUTOMOTIVE TEST AND SERVICE

(amounts in millions)               1993             1992              1991
______________________________________________________________________________
Sales                               $ 2.7            $  .4           $  --
Operating income (loss)              (1.0)             --               --
Identifiable assets                   9.1             56.4            64.6
Capital expenditures                   .7               .8             1.5
Depreciation                           .5              1.4             2.2
______________________________________________________________________________


This segment is now solely comprised of the Company's centralized automotive emissions testing business operated by its MARTA Technologies, Inc. subsidiary ("MARTA"). The increase in sales in 1993 is attributable to the inclusion of a full year of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


inspection revenue once MARTA became a wholly-owned consolidated subsidiary of the Company on October 30, 1992 when the Company increased its ownership to 100% (previously a 50/50 joint venture). The loss from operations in 1993 reflects, in large part, the incurrence of bidding costs (approximately $.8 million). The Company anticipates that such losses will continue, and are likely to increase in 1994, as it continues to pursue programs as well as build its organizational framework in anticipation of future contract awards.

In 1993, MARTA was awarded the $48 million contract to build and then operate the centralized emissions testing programs for the State of Maryland (a three-year program with two one-year options by the State) with annual revenue of $9.8 million and the El Paso, Texas region (a seven-year program) with annual revenues of approximately $1.8 million in 1995 and $3.8 million thereafter. Operations of both programs begin January 1, 1995. MARTA currently has several bids outstanding and will continue its bidding efforts over the course of the next year as programs are placed for bid. Revenues and profits from any programs won in the near term, however, will not impact operating results until 1995 because of the long lead time required to build facilities and establish such programs. The timing and number of new emissions test programs placed for bid is dependent upon the enactment of state and/or local legislation and resultant issuance of a request for proposal. Any delay in legislation or the issuance of proposals will necessarily delay the start-up of the operating phase of such programs.

The decline in identifiable assets from 1992 reflects the sale of the Company's Allen Testproducts division as more fully described in Note 10 to the consolidated financial statements.


TRUCK PRODUCTS

(amounts in millions)               1993             1992              1991
______________________________________________________________________________
Sales                               $93.7            $83.9             $70.9
Operating income (loss)               9.9              4.4              (1.0)
Identifiable assets                  51.7             47.0              44.6
Capital expenditures                  4.2              1.6               2.4
Depreciation                          3.1              3.2               3.1
______________________________________________________________________________


As in prior years, sales in this segment (comprised principally of truck cabs, fenders and radiators) have been directly related to the rate of truck production by original equipment manufacturers, which form the major customer base of this business. The increase in sales in both 1993 and 1992, each when compared with the immediate preceding year, is principally due to increased unit sales of its crew cab and dual rear wheel fenders, which are sold to the Ford Motor Company as part of its family of pick-up trucks which continue to experience broad retail market acceptance. The Company also continued to see strengthening sales of radiators, which are sold to heavy duty truck and off-highway equipment manufacturers. While the Company expects continued increases in sales of crew cabs and fenders in 1994, sales of radiators will likely decline due to the loss of a significant customer in 1993 which accounted for $5.1 million of 1993 sales. However, the addition of a new industrial account in 1994 will partially offset the decline.

While operating margins in this segment generally correlate closely with sales activity, the earnings of this segment were further benefitted by improved margins in the radiator product line as a result of cost reductions, productivity improvements and lower purchased material costs. The increased profits in 1992, when compared to 1991, was due primarily to increased unit sales as prices remained relatively stable and cost increases of major components remained modest due to the low rate of inflation.


JOINT VENTURE OPERATIONS

(amounts in millions)               1993             1992              1991
______________________________________________________________________________
Equity in earnings (losses)
of joint ventures                   $  .4            $(3.7)           $(1.4)
Investments and advances
in joint ventures                    23.3             23.5             29.2
______________________________________________________________________________


The equity in earnings from joint ventures in 1993 is entirely attributable to the Company's investment in GO/DAN Industries which manufactures radiators for sale in the automotive aftermarket. The increase in profitability in 1993 reflects cost reductions, lower copper commodity costs and improved market share.

The equity in loss from joint ventures in 1992 was primarily attributable to GO/DAN and was due to lower gross profit margins and the lack of preferential income distributions payable to the Company which were fully realized in 1991. The lower earnings in 1992, as compared with 1991, resulted from weakness in the economy and slower realization of expected benefits from cost reductions and efficiencies in the business. The equity in losses for 1991 included preferential income distributions from GO/DAN in the amount of $3.9 million. Beginning with 1992, all profits and losses were shared equally by the partners, and the Company will receive no further income preferences.

In 1992, the Company dissolved its 50/50 joint venture to produce brazed aluminum products, and subsequently made arrangements for aluminum brazed product from an independent supplier.


FINANCING COSTS

(amounts in millions)               1993             1992              1991
______________________________________________________________________________
Interest and financing expense      $3.2             $ 2.0            $ 1.5
Average borrowing rate               6.0%              5.9%             6.1%
______________________________________________________________________________


Higher interest costs in 1993 are attributable to higher borrowing levels incurred relating to the Alliance acquisition and the Company's decision to borrow, and lock in long-term interest rates of approximately 8% on $20 million in early 1993 offset, in part, by lower credit line borrowings and lower interest rates. The increase in interest costs in 1992 over 1991 reflects higher borrowing levels in the second half of 1992 as a result of the Alliance acquisition offset, in part, by slightly lower borrowing rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL CORPORATE

(amounts in millions)               1993             1992              1991
______________________________________________________________________________
General corporate expenses          $ 7.2            $ 7.4            $ 9.6
Corporate identifiable assets        55.9             25.7             37.1
______________________________________________________________________________



In 1993, lower general corporate expenses reflect lower costs attributable to the full year impact of the move of the Company's corporate headquarters from New York to Ohio in 1992.

In 1991, general corporate expenses included a charge of $1.8 million for costs in connection with the relocation of the Company's corporate headquarters on September 1, 1992. Lower expenses in 1992 reflect both the absence of such a charge and the partial year effect of lower costs attributable to the new headquarters. Corporate identifiable assets are comprised principally of corporate cash, unliquidated assets remaining from the sale of businesses, and various other corporate assets. The increase in identifiable assets in 1993, when compared with 1992, results primarily from the inclusion of a $19.7 million installment note receivable received from the divestiture of a business in 1993 and a $4.8 million increase in recorded deferred tax benefits.


INCOME TAXES

(amounts in millions)               1993             1992              1991
______________________________________________________________________________
Provision for income taxes          $ 3.5            $ 3.8            $ 1.5
Effective tax rate                   10.6%            14.7%            20.8%
______________________________________________________________________________



Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes," and recognized a deferred tax benefit for the cumulative effect of this change in accounting of $2,102,000, or $.10 per common share. This new accounting statement was adopted prospectively and prior years have not been restated.

The Company's effective tax rate for the years 1991 through 1993 was lower than the federal statutory rate (35% in 1993 and 34% in 1992 and 1991) due to the benefit of utilizing its financial reporting U.S. net operating loss carryforward to reduce U.S. income tax expense, offset, in part, by the impact of state taxes and higher tax rates on Canadian income. The 1993 tax provision has been reduced by approximately $1.1 million ($.04 per common share) representing the tax benefit of the Company's remaining financial reporting U.S. net operating loss carryforward, the ultimate realization of which the Company believes is "more likely than not" as that term is defined under generally accepted accounting principles. Note 8 to the consolidated financial statements has additional information concerning the Company's income tax benefits, including details concerning certain other deferred tax assets recorded in 1993 which were offset to the excess of cost over the net assets of businesses acquired (approximately $6.2 million) and other deferred tax assets relating to the bargain purchase element of employee stock option exercises which were credited to stockholders' equity (approximately $1.6 million). The total of deferred tax assets recorded includes approximately $25.3 million of future net tax deductions which the Company believes will be realized from future profitable operations. This determination is based upon the significantly improved profitability of its U.S. operations in recent years, the disposal of its unprofitable Allen Testproducts business in 1993, the transfer of its profitable cab and fender truck products business from Canada to the U.S., and the expected strong continued profitability of its Mobile Communications segment.

The Company has now fully recorded the tax benefits of all of its U.S. future available tax deductions and operating loss carryforward. Accordingly, it is expected that the effective tax rate will increase significantly in future years as the company provides taxes at the statutory rate of 35% on U.S. pretax income plus applicable state and local taxes.


OTHER INFORMATION

INFLATION

Certain raw materials, such as copper and other primary metals, used in the Company's heat transfer, truck cabs and metal fabrication product lines can be subject to significant price movements; however, the overall impact of the low rate of inflation in recent years has resulted in no significant impact on the Company.

DIVESTITURE

In June 1993, the Company sold its automotive diagnostic equipment product line and related Lease Finance operations which resulted in a loss of $2.9 million ($.13 per common share). Such loss is exclusive of any U.S. tax benefit due to the Company's available U.S. tax loss carryforward in 1993. The Company received $21 million in cash and a $19.7 million, 8% note receivable payable in equal annual installments over a three year period. See Note 10 to the consolidated financial statements for additional information.

ENVIRONMENTAL

The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and financial liability to the Company. See Note 6 to the consolidated financial statements for additional information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

(amounts in millions)               1993             1992              1991
______________________________________________________________________________
Total Debt:
   Manufacturing                    $ 52.6           $ 68.1           $ 25.4
   Lease financing                      --             63.2             67.9

Debt-to-equity ratio:
   Manufacturing                      .3:1             .5:1             .2:1
   Lease financing                      --            4.9:1             5.2:1
   Total company                      .3:1             .8:1              .6:1
______________________________________________________________________________



In 1993, the Company continued to refine its business focus with the sale of its automotive diagnostic equipment product line and lease finance operations. As noted above, sale proceeds included $21.0 million in cash and a $19.7 million note receivable. In addition, the purchaser assumed all of the debt of its lease finance operations. The cash proceeds were used to reduce amounts outstanding under the Company's revolving credit facility with the balance invested in short-term cash equivalents. This sale accounts for the decrease in inventories, fixed assets, accounts payable, accrued expenses, long-term debt (in part) and other liabilities and deferred credits, as well as the elimination of the lease finance assets and liabilities in the consolidated balance sheet when compared with the prior year. While this sale also resulted in a reduction of accounts receivable, it was more than offset by increases attributable to higher sales, particularly in international markets which generally have a longer collection time frame.

In the second quarter of 1993, the Company called for the redemption of its outstanding convertible Preferred Stock, and all but a small fraction of such shares were converted into Common Stock. The conversion of these shares will result in approximately $3.0 million in annual savings of cash dividends. Further, approximately $11.5 million of the Company's convertible subordinated debentures were converted into approximately 877,000 shares (post stock split basis) of Common Stock pursuant to the terms of such debentures.

The future liquidity and capital needs of the Company in the near term are anticipated to center around its continuing investment into the expanding telecommunications industry, financing the growth in the centralized automotive emissions testing business (MARTA) and, to a lesser degree, in support of maintaining and improving productive capacity in the Truck Products segment.

The Mobile Communication segment is expected to absorb almost 70% of the Company's capital expenditure requirement in 1994 (excluding MARTA). In addition, the Company anticipates making certain strategic investments in telecommunication ventures (approximately $2.8 million was loaned and invested in 1993) as it expands its business scope to participate in the wireless telecommunications industry including the emerging PCS market. Such investments are likely to take the form of loans (with potential equity conversion participation) and minority equity positions.

The most significant capital requirement will be for the expansion of MARTA. As previously noted, MARTA was awarded two programs in 1993. The Maryland program requires a capital commitment of approximately $48.0 million ($3.6 million expended in 1993); however, under the terms of the contract, the State will purchase the capital assets from the Company, for cash, on or before the January 1, 1995 start-up date. Interim construction financing has been established by MARTA through two banking institutions. The El Paso, Texas program requires a capital investment of approximately $8.0 million ($.6 million expended in 1993), and the Company anticipates arranging project supported financing prior to its January 1, 1995 start-up date. The Company continues to see significant opportunity for MARTA as it bids additional programs throughout 1994. The Company anticipates financing such programs through MARTA but still may make considerable equity investments or guarantees on behalf of MARTA.

As set forth in the consolidated statement of cash flows the Company generated $9.4, $23.5 and $10.0 million from manufacturing operations in 1993, 1992 and 1991, respectively. The year 1991, however, includes a one time payment of $10.1 million in U.S. Federal income taxes pertaining to prior years. The decline in cash generation in 1993 reflects, in large measure, increased investments in inventory and receivables in support of the mobile communications segment. The Company believes that continued profitability, a cash and short-term investment balance of $11.1 million, available unused credit lines of $92 million and the future proceeds from the $19.7 million installment note receivable from the aforementioned divestiture provide sufficient liquidity to fund growth.

As described in Note 2 to the consolidated financial statements the Company entered into a new revolving credit agreement which doubles the banks commitments to $100 million. The agreement expires on July 1, 1997 and provides extended flexibility to fund growth.

The Company estimates that capital expenditures will approximate $11.0 million in 1994 (excluding MARTA which will depend upon emissions programs awarded) of which $2.3 million was committed at December 31, 1993.


TEN YEAR SUMMARY OF OPERATIONS

TEN YEARS ENDED DECEMBER 31, 1993  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                        1993            1992            1991
OPERATING RESULTS
SALES                                                                                   $280,031        $212,953        $151,532
Cost of sales                                                                            195,780         143,831         109,812
Selling, general and administrative expenses                                              48,495          37,824          31,457
Interest and financing expense                                                             3,156           1,978           1,463
Earnings (losses) of joint ventures                                                          407          (3,742)         (1,399)
                                                                                          --------------------------------------
Operating income (loss)                                                                   33,007          25,578           7,401
Patent litigation charge                                                                      --              --              --
Restructuring costs                                                                           --              --              --
                                                                                          --------------------------------------
  INCOME (LOSS) BEFORE TAXES                                                              33,007          25,578           7,401
                                                                                          --------------------------------------
Provision for income taxes                                                                 3,483           3,751           1,543
                                                                                          --------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                                  29,524          21,827           5,858
DISCONTINUED OPERATIONS
  Income (loss) from discontinued operations                                              (4,563)         (1,933)         11,583
  Gain (loss) on sale of discontinued businesses                                          (2,936)              -              41
CUMULATIVE EFFECT OF ACCOUNTING CHANGES                                                    2,102          (4,554)              -
                                                                                          --------------------------------------
NET INCOME (LOSS)                                                                       $ 24,127        $ 15,340       $  17,482
================================================================================================================================
  Net income (loss) applicable to common stock                                          $ 21,947        $ 11,315       $  13,457
================================================================================================================================
EARNINGS (LOSS) PER COMMON SHARE (PRIMARY AND FULLY DILUTED):
   From continuing operations                                                              $1.19            $.91          $  .10
   Discontinued operations:
      Income (loss) from discontinued operations                                            (.20)           (.10)            .62
      Gain (loss) on sale of discontinued businesses                                        (.13)              -               -
   Cumulative effect of accounting changes                                                   .10            (.24)              -
                                                                                          --------------------------------------
   Net income (loss) per share                                                              $.96          $  .57          $  .72
================================================================================================================================
FINANCIAL CONDITION
   Total assets:   Manufacturing                                                        $324,638        $304,111        $217,291
                   Lease financing                                                             -          83,811          90,661
                   Total company                                                         324,638         387,922         307,952
   Working capital - Manufacturing                                                        71,808          67,013          84,112
   Current ratio - Manufacturing                                                            2.22            1.96            2.71
   Total debt:     Manufacturing                                                          52,597          68,083          25,398
                   Lease financing                                                             -          63,151          67,943
                   Total company                                                          52,597         128,177          85,127
   Stockholder equity                                                                    195,161         159,339         141,807
   Debt to equity ratio:   Manufacturing                                                     .27             .47             .20
                           Lease financing                                                     -            4.90            5.17
                           Total company                                                     .27             .81             .60
   Book value per common share                                                              7.52            5.08            4.48
   Shares outstanding at year end                                                         25,964          20,058          18,832
   Return on stockholders' equity                                                           12.6%           13.5%           13.0%
   Capital expenditures                                                                   11,360           6,653           4,976
   Depreciation                                                                            6,611           6,701           6,325
   Number of employees                                                                     2,500           3,000           2,400
================================================================================================================================
All per share data have been restated to reflect stock dividends and stock splits.





                1990            1989            1988            1987            1986            1985            1984

                $173,364        $222,329        $210,526        $182,730        $156,900        $161,267        $150,936
                 130,508         164,388         158,080         137,941         119,890         116,569         109,578
                  33,838          43,989          45,012          45,095          38,945          40,027          34,057
                   2,133           3,771           5,412           4,358           2,915           4,257           4,042
                     717               -               -               -               -               -               -
- ------------------------------------------------------------------------------------------------------------------------
                   7,602          10,181           2,022          (4,664)         (4,850)            414           3,259
                 (18,554)              -               -               -               -               -               -
                       -               -               -               -          (5,142)              -               -
- ------------------------------------------------------------------------------------------------------------------------
                 (10,952)         10,181            2,022         (4,664)         (9,992)            414           3,259
- ------------------------------------------------------------------------------------------------------------------------
                   4,053           4,105            2,956          3,576           2,414           3,469           1,443
- ------------------------------------------------------------------------------------------------------------------------
                 (15,005)          6,076             (934)        (8,240)        (12,406)         (3,055)          1,816
                  13,743           4,094            4,973         (7,237)          1,682          19,193           6,570
                       -           8,855            1,636              -               -               -           1,046
                       -               -               -               -               -               -               -

- ------------------------------------------------------------------------------------------------------------------------
                $ (1,262)       $ 19,025       $    5,675      $ (15,477)      $ (10,724)      $  16,138        $  9,432
========================================================================================================================
                $ (5,287)       $ 15,000       $    1,650      $ (19,501)      $ (13,272)      $  16,138        $  9,432
========================================================================================================================

                  $(1.03)           $.11            $(.27)       $  (.69)          $(.75)          $(.15)          $ .09

                     .74             .23              .27           (.40)            .08             .96             .38
                       -             .49              .09              -               -               -               -
                       -               -                -              -               -               -               -
- ------------------------------------------------------------------------------------------------------------------------
                 $  (.29)          $ .83           $  .09        $ (1.09)          $(.67)          $ .81           $ .47
========================================================================================================================

                $257,913        $262,574        $ 278,673       $302,382        $310,539        $243,555       $ 199,688
                  76,764          58,926           50,868         57,539         117,655         113,827          87,577
                 334,677         321,500          329,541        359,921         428,194         357,382         287,265
                  97,839         104,657           97,868        108,207         110,224          89,576          69,459
                    2.46            2.53             2.02           2.03            2.06            2.33            2.10
                  64,039          62,502           96,907         96,603          85,586          67,565          39,015
                  54,057          41,938           35,916         43,532          89,908          90,018          70,552
                 118,096         104,440          132,823        140,135         175,494         157,583         109,567
                 128,000         131,943          115,601        115,244         143,071         116,054         102,059
                     .56             .50              .89            .91             .67             .71             .45
                    5.02            5.36             5.09           5.07            5.56            4.35            4.71
                     .92             .79             1.15           1.22            1.23            1.36            1.07
                    3.78            4.04             3.22           3.20            4.68            5.83            6.54
                  18,630          18,449           18,042         18,038          18,280          19,910          15,596
                    (1.0%)          15.4%             4.9%         (12.0%)          (8.3%)          14.8%            9.6%
                   6,578           7,374           10,540         18,604          27,333          14,623          11,504
                   6,716           8,733            9,740          8,551           7,251           6,142           5,656
                   2,800           3,500            4,600          5,200           5,400           5,300           5,000
========================================================================================================================

SHAREHOLDER INFORMATION

EXCHANGE LISTINGS

Common Stock
(Ticker Symbol - ALN)
New York Stock Exchange
Pacific Stock Exchange

MARKET PRICE RANGE OF COMMON STOCK
                   1993                     1992                  1991
               High     Low            High      Low           High      Low
1st Quarter    17-7/16  12-15/16       15        9-5/8         6-7/8     4-1/2

2nd Quarter    23-1/16  16             14-1/16   9-7/16        6-3/8     5-5/8

3rd Quarter    29-3/16  20-3/4         12-7/16   9-9/16        7-7/8     6-1/8

4th Quarter    29       15-1/4         14-5/16   11            10        7-11/16

DIVIDENDS DECLARED ON COMMON STOCK
                         1993            1992            1991
1st Quarter              $.03            $.025              -

2nd Quarter              $.03            $.025              -

3rd Quarter              $.03            $.025           $.023

4th Quarter              $.04            $ .03           $.023

Dividends paid on both Preferred Stock and Common Stock are taxable as dividend income for United States income tax purposes.

TRANSFER AGENT AND REGISTRAR
Harris Trust Company of New York
77 Water Street
New York, New York 10005

AUDITORS
Coopers & Lybrand
Cleveland, Ohio

FORM 10-K OR ADDITIONAL INFORMATION ABOUT THE COMPANY

Stockholders and others interested in obtaining additional information about the Company may do so by writing or calling The Allen Group Inc., 25101 Chagrin Blvd., Beachwood, Ohio, 44122-5619, (216) 765-5822. The Form 10-K Annual Report, including financial statements and schedules, will be furnished without charge.

AFFIRMATIVE ACTION POLICY

It is the policy of The Allen Group Inc. that all employees will be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin, in all personnel actions. No employee or applicant for employment will receive discriminatory treatment because of physical or mental handicap in regard to any position for which the employee or applicant for employment is qualified.

STOCKHOLDERS

As of February 15, 1994, The Allen Group Inc. had outstanding 25,988,241 shares of Common Stock owned by 2,435 holders of record.

ANNUAL STOCKHOLDERS' MEETING

The Annual Meeting of Stockholders will be held at the Cleveland Marriott Society Center, 127 Public Square, Cleveland, Ohio on Thursday, April 28, 1994 at 9:30 a.m.

ANNUAL REPORT DESIGN

Epstein, Gutzwiller, Schultz and Partners Inc., Cleveland, Ohio