Form 10-K405, Exhibit 13
ALLEN GROUP INC
filed 1995-03-30
CIK 3721

                                                                                                        Exhibit 13

CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

For the years ended December 31, 1994, 1993, & 1992     1994                    1993                            1992
                                                                                        Pro                             Pro
                                                                                        Forma                           Forma
                                                                        Actual          (Note 1)        Actual          (Note 1)
SALES                                                   $331,352        $280,031        $280,031        $212,953        $212,953
COST AND EXPENSES:
  Cost of Sales                                          232,006         195,780         195,780         143,831         143,831
  Selling, general and administrative expenses            51,755          48,495          48,495          37,824          37,824
EQUITY IN EARNINGS (LOSS)
  OF JOINT VENTURES (Note 3)                               1,368             407             407          (3,742)         (3,742)
INTEREST AND FINANCING EXPENSES:
  Interest expense                                        (3,430)         (4,482)         (4,482)         (2,521)         (2,521)
  Interest income                                          1,380           1,326           1,326             543             543
                                                        ------------------------------------------------------------------------
INCOME BEFORE TAXES                                       46,909          33,007          33,007          25,578          25,578
  Effective tax rate                                        37.8%           10.6%           37.8%           14.7%           37.8%
PROVISION FOR INCOME TAXES (Note 8)                       17,715           3,483          12,477           3,751           9,668
                                                        ------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                         29,194          29,524          20,530          21,827          15,910
================================================================================================================================
DISCONTINUED OPERATIONS (Note 10)
  Loss from discontinued operations                           --          (4,563)         (2,838)         (1,933)         (1,202)
  Loss on disposal of discontinued operations                 --          (2,936)         (1,826)              --             --
                                                        ------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                            29,194          22,025          15,866          19,894          14,708
CUMULATIVE EFFECT OF CHANGES IN
  ACCOUNTING PRINCIPLES:
  Postretirement benefits other than pensions (Note 7)        --              --              --          (4,554)         (2,833)
  Income Taxes (Note 8)                                       --           2,102           2,102              --              --
================================================================================================================================
NET INCOME                                              $ 29,194        $ 24,127        $ 17,968        $ 15,340        $ 11,875
================================================================================================================================
NET INCOME APPLICABLE TO COMMON STOCK                   $ 29,194        $ 21,947        $ 15,788        $ 11,315        $  7,850
================================================================================================================================

EARNINGS PER COMMON SHARE:
Primary and fully diluted:
Income from continuing operations                       $   1.12        $   1.19        $    .80        $    .91        $    .60
Discontinued operations:
  Loss from discontinued operations                           --            (.20)           (.12)           (.10)           (.06)
  Loss on sale of discontinued operations                     --            (.13)           (.08)             --              --
Cumulative effect of changes in accounting principles:
  Postretirement benefits other than pensions                 --              --              --            (.24)           (.14)
  Income taxes                                                --             .10             .10              --              --
                                                        ------------------------------------------------------------------------
Net Income                                              $   1.12        $    .96        $    .70        $    .57        $    .40
                                                        ------------------------------------------------------------------------
Average common and common equivalent
  shares outstanding                                      26,070          22,940          22,940          19,680          19,680
================================================================================================================================

The Notes are an integral part of these statements.

                                                                              15
                                                                              --

CONSOLIDATED BALANCE SHEETS
(amounts in thousands)


December 31, 1994 & 1993                                                                                     1994        1993
ASSETS:
  CURRENT ASSETS:
    Cash and equivalents                                                                                       $ 55,240   $ 11,173
    Accounts receivable, less allowance for doubtful accounts 1994, $1,684,000; 1993, $1,270,000                 63,117     54,721
    Receivable from joint venture                                                                                   857        242
    Inventories (Note 1)                                                                                         58,316     56,828
    Prepaid expenses                                                                                                661      1,021
    Current portion of note receivable                                                                               --      6,579
                                                                                                            ----------------------
  TOTAL CURRENT ASSETS                                                                                          178,191    130,564
==================================================================================================================================
  PROPERTY, PLANT AND EQUIPMENT, at cost,
    less accumulated depreciation and amortization (Note 1)                                                      56,860     51,898
==================================================================================================================================
  OTHER ASSETS:
    Net investment in and advances to joint venture (Note 3)                                                     24,411     23,042
    Investment in FOR.E.M. S.p.A. (Note 3)                                                                        8,458         --
    Excess of cost over net assets of businesses acquired                                                        56,525     59,578
    Other assests (Note 4)                                                                                       33,271     59,556
                                                                                                            ----------------------
  TOTAL ASSETS                                                                                                 $357,716   $324,638
==================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
  CURRENT LIABILITIES:
    Notes payable and current maturities of long-term obligations (Note 2)                                     $    154   $    839
    Accounts payable                                                                                             26,568     20,180
    Accrued expenses (including accrued wages and commissions-
      1994, $7,422,000; 1993, $6,540,000)                                                                        37,955     32,697
    Income taxes payable (Note 8)                                                                                 2,675      5,040
    Deferred federal income taxes (Note 8)                                                                        2,899         --
                                                                                                            ----------------------
  TOTAL CURRENT LIABILITIES                                                                                      70,251     58,756
==============================================================================================================================
  LONG-TERM DEBT (Note 2)                                                                                        44,910     51,758
  OTHER LIABILITIES AND DEFERRED CREDITS (Note 4)                                                                18,374     18,963
                                                                                                            ----------------------
  TOTAL LIABILITIES                                                                                             133,535    129,477
==================================================================================================================================
  COMMITMENTS AND CONTINGENCIES (Note 6)                                                                             --         --
==================================================================================================================================
  STOCKHOLDERS' EQUITY (Note 5):
    Common stock, par value $1.00; authorized - 50,000,000 shares; issued - 1994, 29,146,000;
      1993, 29,058,000; outstanding - 1994, 26,107,000; 1993, 25,964,000                                         29,146     29,058
    Paid-in capital                                                                                              61,644    159,989
    Retained earnings                                                                                            56,902     32,671
    Translation adjustments                                                                                          23        (90)
    Less: Treasury stock-common shares, at cost, 1994, 3,039,000; 1993, 3,094,000 shares                        (17,479)   (17,916)
          Unearned compensation                                                                                  (4,310)    (6,192)
          Minimum pension liability adjustment                                                                   (1,745)    (2,359)
                                                                                                            ----------------------
  TOTAL STOCKHOLDERS' EQUITY                                                                                    224,181    195,161
==================================================================================================================================
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                                   $357,716   $324,638
==================================================================================================================================

The Notes are an integral part of these statements.

16
--

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

For the Years Ended December 31, 1994, 1993 & 1992                                  1994            1993            1992
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) from operations:
    Continuing operations                                                               $29,194          $29,524        $21,827
    Discontinued operations                                                                  --          (10,225)        (9,620)
    Accounting changes                                                                       --            2,102         (4,554)
                                                                                    -------------------------------------------
                                                                                         29,194           21,401          7,653
  Adjustments to reconcile income to net cash flow:
    Depreciation and amortization of fixed assets                                         7,477            6,611          6,701
    Amortization of goodwill                                                              1,723            1,742            657
    Amortization of capitalized software products costs                                   1,561            1,294            490
    Deferred income taxes                                                                (2,094)           1,309           (664)
    Equity in (earnings) losses of joint ventures                                        (1,368)            (407)         3,742
    Other amortization                                                                    4,008            1,281          1,203
    Changes in operating assets and liabilities:
      Receivables                                                                        (6,435)          (9,580)        (2,393)
      Inventories                                                                        (1,488)          (8,560)           947
      Accounts payable and accrued expenses                                               7,786           (6,659)         1,734
      Income taxes payable                                                               15,506            1,903             80
      Other, net                                                                         (1,777)            (980)         4,287
                                                                                    -------------------------------------------
  Cash generated by operating activities                                                 54,093            9,355         24,437
===============================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                                   (8,922)         (10,693)        (6,653)
  Centralized emissions inspection programs:
    Program expenditures                                                                (36,746)          (4,252)            --
    Program payment received                                                             37,261               --             --
  Capitalized software product costs                                                     (2,165)          (1,912)          (300)
  Start-up of manufacturing facility                                                       (978)          (2,532)            --
  Investments in and loans to telecommunication ventures                                   (259)          (2,838)          (622)
  Sales and retirements of fixed assets                                                   1,534              628            286
  Proceeds from sale of automotive diagnostics and lease financing busines               19,737           21,000             --
  Investment in FOR.E.M. S.p.A.                                                          (8,458)              --             --
  Acquisition of businesses, net of cash acquired                                            --               --        (21,841)
  Net proceeds from joint ventures                                                           --              750            125
                                                                                    -------------------------------------------
  Cash provided (used) by investing activities                                            1,004              151        (29,005)
===============================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (repayments) proceeds of notes payable                                                 --             (194)           834)
  Repayments of long-term debt                                                           (7,533)          (3,839)        (4,016)
  Dividends paid                                                                         (4,431)          (4,023)        (6,139)
  Dividends received from lease financing                                                    --               --          8,475
  Exercise of stock options                                                                  80            1,936          1,912
  Treasury stock sold to employee benefit plans                                             854              671            631
                                                                                    -------------------------------------------
    Cash (used) provided by financing activities                                        (11,030)          (5,449)         1,697
                                                                                    -------------------------------------------
NET CASH PROVIDED (USED) BY MANUFACTURING                                                44,067            4,057         (2,871)
===============================================================================================================================
Net Cash Provided (Used) by Lease Financing                                                  --            2,691           (185)
===============================================================================================================================
TOTAL COMPANY INCREASE (DECREASE) IN CASH                                                44,067            6,748         (3,056)
Cash at beginning of year                                                                11,173            4,425          7,481
                                                                                    -------------------------------------------
Cash at end of year                                                                     $55,240          $11,173        $ 4,425
==============================================================================================================================

The Notes are an integral part of these statements.

                                                                17
                                                                --

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(amounts in thousands)
For the Years Ended December 31, 1994, 1993 & 1992
                                                   Preferred     Common   Paid-in  Retained  Translation    Treasury     Unearned
                                                       Stock      Stock   Capital  Earnings   Adjustment       Stock Compensation
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1991                             $2,300    $11,021  $144,519   $ 4,541       $ (101)   $(18,690)     $(1,783)
Net Income                                                --         --        --    15,340           --          --           --
Cash dividends                                            --         --        --    (6,139)          --
Common shares issued in acquisition                       --        271     5,516        --           --          --           --
Exercise of stock options                                 --        156     1,795        --           --         (39)          --
Treasury stock reissued, 67,852 common shares, at cost    --         --        94        --           --         537           --
Restricted shares issued, net                             --        153     3,586        --           --          --       (3,739)
Remeasurement of restricted shares                        --         --       654        --           --          --         (654)
Amortization of unearned compensation                     --         --        --        --           --          --        1,203
Adjustment from translating foreign financial
  statements into U.S. dollars                            --         --        --        --       (1,202)         --           --
===================================================================================================================================
BALANCE DECEMBER 31, 1992                              2,300     11,601   156,164    13,742       (1,303)    (18,192)      (4,973)
Net Income                                                --         --        --    24,126           --          --           --
Cash dividends                                            --         --        --    (4,023)          --          --           --
Preferred stock redemption                            (2,300)     2,290       911    (1,174)          --          --           --
Two-for-one stock split                                          14,436   (14,436)       --           --          --           --
Conversion of convertible debentures                      --        472    11,129        --           --          --           --
Exercise of stock options                                 --        165     1,883        --           --        (112)          --
Treasury stock reissued, 55,088 common shares, at cost    --         --       283        --           --         388           --
Restricted shares issued, net                             --         94     1,636        --           --          --       (1,730)
Remeasurement of restricted shares                        --         --       770        --           --          --         (770)
Amortization of unearned compensation                     --         --        --        --           --          --        1,281
Stock option tax benefits                                 --         --     1,649        --           --          --           --
Eliminate translation adjustment from closed operation    --         --        --        --        1,569          --           --
Adjustment from translating foreign financial
  statements into U.S. dollars                            --         --        --        --         (356)         --           --
===================================================================================================================================
BALANCE DECEMBER 31, 1993                                 --     29,058   159,989    32,671          (90)    (17,916)      (6,192)
Net Income                                                --         --        --    29,194           --          --           --
Cash dividends                                            --         --        --    (4,431)          --          --           --
Exercise of stock options                                 --         17        87                                (24)          --
Treasury stock reissued, 54,504 common shares, at cost    --         --       393        --            --        461           --
Restricted shares issued, net                             --         71     1,089        --            --         --       (1,159)
Remeasurement of restricted shares                        --         --        44        --            --         --          (44)
Amortization of unearned compensation                     --         --        --        --            --         --        3,085
Stock option tax benefits                                 --         --        42        --            --         --           --
Adjustment from translating foreign financial
  statements into U.S. dollars                            --         --        --        --           113         --           --
Other                                                     --         --        --      (532)           --         --           --
                                                      ----------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                            $    --    $29,146  $161,644   $56,902    $       23   $(17,479)     $(4,310)
===================================================================================================================================

The Notes are an integral part of these statements.

18
--

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting policies followed by the Company that materially affect the determination of financial position and results of operations are described below.
         Pro Forma Presentation: In 1993, the Company fully recognized all of its available U.S. carryforward losses resulting in a higher effective tax rate (37.8%) in 1994 than in 1993 (10.6%) and 1992 (14.7%). The pro forma results of operations presented for 1993 and 1992 reflect the results of operations as if the Company had provided for income taxes at the comparable effective tax rate recorded in 1994. Such pro forma information is presented for comparative informational purposes only.
         Basis of Consolidation: The Company's consolidated financial statements include the accounts of all subsidiaries. Investments in and advances to GO/DAN Industries, a partnership joint venture in which the Company has a 50% ownership interest, are accounted for using the equity method. The Company's 40% investment in FOR.E.M. S.p.A. (Note 3) will be accounted for using the equity method beginning in 1995. Under such method, the Company's share of net earnings (or losses) are included as a separate item in the consolidated statement of income.
         Cash and Cash Equivalents: The Company classifies as cash equivalents all highly liquid investments with maturities of three months or less. At December 31, 1994 and 1993, cash equivalents were composed primarily of investments in money market funds, bankers acceptances and Dutch auction, tax exempt securities which were afforded one of the two highest ratings by nationally recognized ratings firms.
         Excess of Cost Over Net Assets of Businesses Acquired (Goodwill): The excess of investments in consolidated subsidiaries over net asset value at acquisition is being amortized on a straight-line basis over periods not exceeding forty years. The Company's policy is to evaluate the excess of cost over the net assets of businesses acquired based on an assessment of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. An impairment loss would be recorded in the period such determination is made based on the fair value of the related businesses. The Company's existing goodwill relates to the Company's mobile communications product line.
         Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while revenues and expenses are translated at the average exchange rate during the year. Adjustments from translating foreign subsidiaries' financial statements are excluded from the results of operations and are reported as a separate component of stockholders' equity.
         Valuation of Inventories: The Company values inventories including materials, labor and overhead at the lower of cost (principally first-in, first-out) or market. Inventories consisted of the following at December 31, 1994 and 1993 (amounts in thousands):

                        1994            1993
Raw material            $ 29,581        $ 33,541
Work-in-process           19,433          14,191
Finished goods             9,302           9,096
                        ------------------------
                        $ 58,316        $ 56,828
================================================

         Property, Plant and Equipment: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Land improvements, buildings and machinery and equipment are depreciated over their estimated useful lives under the straight-line method. The provision for amortization of leasehold improvements is based on the term of the lease or the estimated useful lives of the improvements, whichever is shorter. Property, plant and equipment consisted of the following at December 31, 1994 and 1993 (amounts in thousands):

                                                 1994            1993
Land and improvements                           $ 4,207        $ 3,805
Buildings                                        30,004         27,916
Machinery and equipment                          57,775         52,940
Leasehold improvements                            2,670          2,566
                                                ----------------------
                                                 94,656         87,227
Less accumulated depreciation and amortization  (37,796)       (35,329)
                                                ----------------------
                                                $56,860        $51,898
======================================================================

         Computer Software Costs: The Company's policy is to capitalize costs incurred in creating computer software products once technological feasibility is established and to amortize such cost over periods ranging from two to ten years. The Company also capitalizes costs incurred in the development of computerized databases which are amortized over periods of ten to twenty years. In 1994, 1993, and 1992, approximately $2,165,000, $1,912,000, and $300,000, respectively, of these costs were capitalized and approximately $1,561,000, $1,294,000, and $490,000, respectively, were amortized.
         Software License Revenue: Revenues from software licenses for the Company's frequency planning, systems design and related services business are recognized upon delivery of the software if vendor obligations are insignificant and if collectibility is probable. Revenues from post-contract support that are significant and/or unbundled with regards to the initial licensing fee, are recognized ratably over the post-contract period.
                                                                              19
                                                                              --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Deferred Start-Up Costs: During the initial phase of major new programs or development of significant new plant facilities for which prospective sales and cost recovery are based upon long-term commitments from customers, start-up costs are deferred and amortized over periods not exceeding five years. Pre-operating costs incurred in connection with the construction of centralized automotive emission testing programs under long-term contracts with governmental agencies are also deferred. Once operations have begun, these costs are amortized by the straight-line method over the respective lives of the contracts, which currently range from three to ten years.
         Research and Development Expenses: Expenses for current and future products are expensed currently and such costs were $7,817,000, $5,400,000, and $2,550,000 in 1994, 1993 and 1992, respectively. In addition, the Company incurred other engineering expenses relating to new product development (that do not meet the accounting definition of "Research and Development") in the amount of $1,780,000, $3,200,000, and $2,470,000 in 1994, 1993 and 1992,
respectively.
         Income Taxes: The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." This standard revised and replaced SFAS No. 96, "Accounting for Income Taxes," under which the Company had previously accounted for income taxes. SFAS 109 has been applied prospectively from the January 1, 1993 adoption date, and prior year financial statements have not been restated. Under SFAS 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.
         Earnings Per Common Share: The primary earnings per common share calculations are determined after deducting dividends on outstanding preferred stock (prior to redemption) and are based upon the weighted average number of common and common equivalent shares outstanding. The calculations also include, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the use of the proceeds of such exercise to repurchase outstanding shares at the average market price during the year. The higher amount of average primary shares in 1994 and 1993, as compared with 1992, is a result of the conversion of the Company's convertible preferred stock and a portion of its convertible debentures into common shares during 1993. Prior to conversion, such securities were and, to the extent the convertible debentures remain outstanding, are included only in the computation of fully diluted earnings per common share. The calculations of fully diluted earnings per common share begin with the primary calculations but further reflect the pro forma effect, if dilutive, of the conversion of the then outstanding preferred stock and convertible debentures into common stock at the beginning of the year or time of issuance, if later. This calculation resulted in no reportable dilution for the years 1994, 1993 and 1992.
         Other: The 1993 and 1992 financial statements have been reclassified to conform to the 1994 presentation.

NOTE 2: FINANCING

Long-term obligations consisted of the following (amounts in thousands):
                                        1994            1993
Convertible subordinated debentures     $ 4,978         $ 4,978
Industrial revenue bonds:
  7.5% due 1995 - 1999                      750             900
  Floating rate bonds due 2010 - 2025    25,000          25,000
Notes payable to insurance company       15,000          20,000
Other notes payable                         326           2,602
Unamortized debt expense                   (990)           (883)
                                        -----------------------
                                         45,064          52,597

Less current maturities                    (154)           (839)
                                        -----------------------
                                        $44,910         $51,758
===============================================================

         The Company has a revolving credit agreement with banks in the amount of $100,000,000 expiring July 1, 1997. Interest may be determined on a LIBOR (plus 1/2% to 1-1/2%) or prime rate basis at the Company's option. The Company has agreed to pay a commitment fee varying from 1/4 - 1/2 of 1% per annum on the unused portion of the commitment. At December 31, 1994 and 1993, there were no outstanding borrowings under the agreement.
         The Company's wholly-owned subsidiary, MARTA Technologies, Inc. ("MARTA"), has available credit lines with three banks, each in the amount of $20,000,000. Such lines expire in September 1995. Interest is based on the prime rate, and MARTA has agreed to pay a commitment fee of 15/100% per annum on the unused portion. No amounts were outstanding under these lines at December 31, 1994 and 1993.
         The Convertible Subordinated Debentures, Series A and B, due July 30, 1999 (the "Debentures"), are unsecured, subordinated obligations of the Company. The Debentures (to the extent not converted) are payable in eight semi-annual installments of principal, commencing January 30, 1996 and bear interest at the rate of 6% per annum, payable semi-annually on January 30 and July 30 of each year. The Debentures are convertible at any time prior to their maturity into Common Stock of the Company. The number of shares of Common Stock issuable upon conversion of the Debentures equals the principal amount of the Debentures (or portion thereof) divided
20
--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

by the conversion price then in effect (which is subject to adjustment upon the occurrence of certain events). The Conversion Rate at December 31, 1994 is $13.97.
         The floating rate industrial revenue bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the bonds, and which approximated 5.47% at December 31, 1994. The average interest rate for all industrial revenue borrowings approximated 4.98% during 1994.
         At December 31, 1994, the Company had outstanding a $15,000,000 borrowing from an insurance company which bears interest at a fixed rate of 8.13% per annum, and is due in installments of $5,000,000 in each year 2001 through 2003. The Note Agreement contains covenants and restrictions similar to the Company's revolving credit agreement. The aggregate maturities of long-term obligations for the years 1995 through 1999 are as follows (amounts in thousands):

1995    1996    1997    1998    1999
$154    $1,603  $1,403  $1,400  $1,399
======================================

         The Company's credit agreements include various restrictive covenants as to the amount and type of indebtedness, investments and guarantees, maintenance of working capital and net worth, the purchase or redemption of the Company's shares and the disposition of the assets of the Company.

NOTE 3: INVESTMENTS
In December 1994, the Company purchased 40% of FOR.E.M. S.p.A., ("FOREM"), a manufacturer of wireless telecommunications products, located in Agrate Brianza (Milan), Italy as well as options to acquire the remaining shares of FOREM during the next five years. FOREM owns 62% of MIKOM G.m.b.H., located in Germany, and also has sales offices in the United Kingdom and France.
         At the closing, the Company paid $8,000,000 for its initial 40% interest in FOREM. Upon an exercise of its option to purchase an additional 40% of FOREM's outstanding stock (the "First Option"), the Company has agreed to pay $8,000,000, plus accrued interest of 5% per annum from the date of the first closing (December 15, 1994), for these shares. In addition, if the Company exercises the First Option, the sellers may earn additional purchase price based upon earnings. On February 28, 1995, the Company indicated its intention to exercise its First Option. The final 20% of FOREM's outstanding stock is subject to certain put/call arrangements between the Company and the sellers. The purchase price for this final 20% ownership is based upon a formula relative to future earnings.
         The Company's investment in joint venture at December 31, 1994 and 1993 represents its interest in GO/DAN Industries ("GO/DAN"), which is engaged in the manufacture and sale of automotive replacement radiators and other heat-transfer products.
         On October 30, 1992, the Company purchased the remaining 50% partnership interest in its MARTA Technologies joint venture which operates centralized automotive emissions inspection programs; subsequent to the acquisition, MARTA (now a wholly-owned subsidiary) is included on a fully consolidated basis in the Company's financial statements. In addition, the Company dissolved and liquidated its G&O/Altec Industries joint venture in 1992.
         Summarized financial data for the heat transfer joint ventures GO/DAN and G&O/Altec Industries (through date of dissolution), and MARTA (prior to its acquisition), are as follows (in thousands):

                        1994            1993                    1992
                                                                        Centralized
                            Heat            Heat            Heat           Emission
                        Transfer        Transfer        Transfer        Inspections
Revenues                $125,332        $121,460        $112,206        $2,253
Net income (loss)*         6,963           2,333             893          (193)
Current assets            64,954          67,534          64,607             -
Noncurrent assets         18,870          19,332          20,296             -
Current liabilities       25,059          27,349          46,338             -
Noncurrent liabilities    10,877          18,592               -             -
Partners equity           47,888          40,925          38,565             -
==============================================================================

*Net income (loss) includes, in 1994, 1993 and 1992, the reimbursement of certain operating costs and expenses by the partners in the amount of $2,000,000, $1,500,000 and $9,450,000, respectively.

NOTE 4: OTHER ASSETS AND LIABILITIES

Other assets consisted of the following (amounts in thousands):
                                                   1994         1993
Deferred tax asset (Note 8)                       $     -       $11,548
Installment note, non-current                           -        13,158
Capitalized computer software and database files    9,985         9,381
Unliquidated assests of discontinued operations     6,571         7,231
Deferred start-up and pre-operating costs           5,238         3,833
Other                                              11,477        14,405
                                                  ---------------------
                                                  $33,271       $59,556
=======================================================================

Other liabilities and deferred credits consisted of the following
(amounts in thousands):
                                                  1994          1993
Accrued postretirement benefits                   $ 3,112       $ 4,869
Casualty self insurance reserves                    2,334         2,214
Deferred compensation liabilities                     763         1,373
Long-term pension liabilities                       6,289         5,811
Deferred income taxes                               1,596           495
Other                                               4,280         4,201
                                                  ---------------------
                                                  $18,374       $18,963
=======================================================================

                                                                              21
                                                                              --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: CAPITAL STOCK

The Company is authorized to issue up to 50,000,000 shares of common stock, $1.00 par value, and 3,000,000 shares of preferred stock, without par value, in one or more series. In addition, the Company can fix the powers, designations, preferences and rights of each of the preferred stock series.
         The Company has three stock plans, the 1982 Stock Plan, the 1992 Stock Plan and the 1994 Non-Employee Directors Stock Option Plan. The 1982 Stock Plan was terminated in 1992 and was replaced by the 1992 Stock Plan; however, certain stock options and restricted shares of the Company's Common Stock under the 1982 Stock Plan were awarded prior to the termination and remain outstanding. The Company awarded 271,944 restricted shares under the 1982 Stock Plan, and at December 31, 1994, 193,076 shares have vested. An additional 47,740 shares will vest on April 1, 1995, and the remaining restricted shares will vest on April 1, 1996 or any year thereafter in which the Company reports net income per common share, before extraordinary and certain other nonoperating items, of 10% or more in excess of the net income target for the most recent preceding year during which restricted shares vested.
         The Company's 1992 Stock Plan provides for the granting of options and restricted shares of Common Stock to key employees. The total number of shares for which the Company may grant options and award restricted shares of the Company's Common Stock can not exceed 1,000,000 shares subject to certain adjustments. Options are awarded at a price not less than the fair market value on the date the option is granted. Options may contain stock appreciation rights under which the Company, upon request of the optionee, may, at its discretion, purchase the exercisable portion of an option for cash and/or shares at a price equal to the difference between the option price and the market price of the shares covered by such portion of the option in lieu of issuing shares upon exercise. The Company made no charges to income in connection with the exercise of stock appreciation rights in 1994, 1993 and 1992.
         Restricted stock awards made to date under the 1992 Stock Plan were issued at no cost to the recipients; however, such employees agreed to forego salary increases and new stock option grants for a period of two years, other than for exceptional promotions. Generally, these restricted shares vest in 25% increments in the seventh, eighth, ninth and tenth year from the year of award. An accelerated vesting schedule may be triggered if certain performance targets are achieved. Specifically, the vesting of 50% of such shares may be accelerated (but not sooner than three years from the award year) based upon the average sale price of the Company's stock price during a period of 91 consecutive calendar days exceeding specified target levels. The vesting of the remaining 50% of such shares may be accelerated based on average earnings per common share over three consecutive fiscal years exceeding specified target levels beginning with the award year. At December 31, 1994, the Company had awarded 416,600 restricted shares, including 31,202 shares awarded in 1994. To date, the Company has recognized on a pro rata basis, the vesting of 96,302 restricted shares. Certain restricted shares have become eligible for accelerated vesting in accordance with stock price targets set forth in the restricted stock agreements under the 1992 Stock Plan. The base price required for accelerated vesting for some restricted shares begins at $18.50 and increases to $24.50 per common share and is based upon the average sale price of the Company's common stock on the New York Stock Exchange Composite Tape during any period of 91 consecutive calendar days commencing on or after January 1, 1995. As a result, the Company expects to vest between 65,935 and 100,335 restricted shares on an accelerated basis in 1995.
         Restricted shares are subject to forfeiture in certain circumstances as defined in the Plans. Unearned compensation, with respect to the 1992 Stock Plan awards, representing the fair value of the restricted shares at date of award, is charged to income over a ten year period or over the period of actual vesting of such shares, whichever period is shorter. The amount of unearned compensation expense for the restricted stock awarded under the 1982 Plan is charged to income based on the fair market value of such shares at the time the net income targets are met. Compensation expense with respect to all restricted shares amounted to $3,085,000 in 1994, $1,281,000 in 1993 and $1,203,000 in
1992.
         In 1994, the stockholders of the Company approved the adoption of the 1994 Non-Employee Directors Stock Option Plan. The total number of shares to be issued under this plan may not exceed 250,000 shares. Each year, each Non-Employee Director who previously has not been employed by the Company will automatically receive an option to purchase 1,000 shares of Common stock ("Formula Awards"). No Non-Employee Director who previously has been employed by the Company is eligible to receive Formula Awards. However, Non-Employee Directors who have been previously employed by the Company may be eligible to receive an option to purchase shares of common stock defined in the plan as a Discretionary Award. At December 31, 1994, the Company granted options for 208,000 shares under this Plan and has 42,000 shares reserved for future grants of stock options. In addition to the 1994 Non-Employee Directors Stock Option Plan, the Board of Directors granted to non-employee directors in 1989 options to purchase 83,600 shares of common stock held in treasury at $5.85 per share. During 1994 and 1993, 2,000 options and 17,600 options, respectively, were exercised. At December 31, 1994, options for 64,000 shares remain outstanding and are all exercisable. These options expire in 1999.
22
--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Options to purchase 502,539 shares were exercisable on December 31, 1994, and 229,523 shares were available for grant of future options. Options outstanding at December 31, 1994 are exercisable at various dates through the year 2004. Option activity for the three years ended December 31, 1994 is summarized as follows:

                                           Number                  Option
                                        of Shares             Price Range
Balance outstanding December 31, 1991   1,296,178       $  4.08 to $11.93
Granted                                    71,000       $ 10.00 to $12.57
Exercised                                (312,466)      $  4.08 to $ 8.98
Terminated and canceled                   (23,650)      $  4.66 to $ 7.84
                                        ---------------------------------
Balance outstanding December 31, 1992   1,031,062       $  4.08 to $12.57
Granted                                    38,000       $ 15.13 to $25.81
Exercised                                (345,710)      $  4.66 to $11.93
Terminated and canceled                   (18,150)      $  5.45 to $ 7.84
                                        ---------------------------------
Balance outstanding December 31, 1993     705,202       $  4.08 to $25.81
Granted                                   415,500       $ 15.75 to $21.88
Exercised                                 (19,301)      $  4.66 to $ 7.84
Terminated and canceled                   (4,000)               $12.00
                                        ---------------------------------
Balance outstanding December 31, 1994   1,097,401       $  4.08 to $25.81
=========================================================================

         At December 31, 1994, and 1993, 1,368,924 common shares and 1,124,006 common shares, respectively, were reserved for outstanding stock options and restricted shares. Further, 356,337 common shares were reserved for conversion of Debentures. In addition, 125,000 shares of Series B Junior Participating Preferred Stock are authorized for issuance under the Company's Stockholder Rights Plan.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company's leases consist primarily of manufacturing facilities and equipment and expire principally between 1995 and 2004. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases included in results from continuing operations approximated $3,900,000 in 1994, $4,900,000 in 1993, and $3,300,000 in 1992.
Future minimum payments under noncancelable leases as of December 31, 1994 were as follows (amounts in thousands):

                       Operating Leases
1995                            $ 4,230
1996                              3,590
1997                              2,840
1998                              2,510
1999                              2,110
Thereafter                        5,660
                                -------
Total minimum lease payments    $20,940
=======================================


         The Company is self-insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has reserved $3.5 million to pay such claims. As a condition of insurability, the Company has provided letters of credit totalling $4,653,000.
         In connection with the sale of its former specialty rubber products operations, the Company remains as guarantor under certain long-term leases assigned to the purchasing company.
         Various legal actions are pending against or involve the Company and its subsidiaries with respect to such matters as product liability and casualty claims. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position or results of operations of the Company.
         The Company has a Key Employee Severance Policy and has entered into severance agreements with senior key employees in order to provide financial assistance if employment with the Company is terminated under the circumstances set forth in the policy and the agreements. The policy and agreements provide for formalized severance benefits in the event of non-voluntary termination (other than for "Cause" or "Disability") before or after a "Change in Control" of the Company or voluntary termination for "Good Reason" after a "Change in Control," all as defined therein.
         In connection with the centralized automobile emissions testing programs, the Company is contractually committed to construction and start-up costs in the amount of approximately $64,000,000, of which $37,965,000 had been expended as of December 31, 1994. In addition, the Company has entered into an agreement to lease land and buildings to be used as inspection facilities for its Ohio program in the approximate amount of $2,400,000 per year for ten years and is expected to commence in January of 1996. This lease will be accounted for as a "capital lease". The Company has accounted for its contract with the State of Maryland under the percentage of completion method of accounting based on costs incurred to date to total estimated costs at December 31, 1994. In this connection the Company recorded a gain of $1,118,000 at December 31, 1994. Centralized emissions testing programs have come under increasing scrutiny by state and Federal officials in recent months. Further, the Company's programs in Maryland and Texas have been delayed beyond the scheduled January 3, 1995 start-up date. For the current status of these programs see the "Automotive
Test and Service" section of the "Management Discussion and Analysis of Financial Conditions and Results of Operations" on page 31 of this Annual Report.
                                                                              23
                                                                              --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company has been named as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") with respect to alleged environmental conditions at two sites. The Company expects to negotiate a settlement with the EPA for each of these locations as a de minimus settling party. In addition, the Company settled two previous outstanding environmental matters for minimal amounts in 1994. The Company believes it is reasonably possible that environmental related liabilities may exist with respect to three industrial sites formerly occupied by the Company. Based upon Environmental Site Assessments, the Company believes that the cost of any potential remediation for which the Company may ultimately be responsible will not have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

NOTE 7: PENSION AND EMPLOYEE BENEFIT PLANS

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

                                                         1994     1993     1992
Service cost benefits earned during the year            $1,311   $1,610   $1,567
Interest cost on the projected benefit obligation        3,282    3,196    3,207
Actual income on plan assets                            (1,469)  (7,650)  (3,452)
Settlement costs                                            35      549        -
Net amortization and deferral                           (2,050)   4,642      578
                                                        ------------------------

Net periodic pension cost                                1,109    2,347    1,900
Less allocated to discontinued operations                    -     (202)    (665)
                                                        ------------------------
                                                        $1,109   $2,145   $1,235
================================================================================

         Plan assets consist principally of equity securities (including 120,000 common shares of the Company) and investments in the separate accounts and general funds of insurance companies. The following tables set forth the plans' combined funded status, principally at December 31, 1994 and 1993 (amounts in thousands):

                                                    Plans Whose    Plans Whose
                                                         Assets    Accumulated
                                                         Exceed       Benefits
                                                    Accumulated         Exceed
                                                       Benefits         Assets
1994:
Actuarial present value of benefit obligations:
  Vested benefits                                       $22,922         $15,783
  Nonvested benefits                                        451             314
                                                        ------------------------
    Accumulated benefit obligation                       23,373          16,097
  Effect of projected future compensation levels          1,930               -
                                                        ------------------------
  Projected benefit obligations                          25,303          16,097
Plan assets at fair market value                         27,677          10,577
                                                        ------------------------
  Projected benefit obligation
    in excess of plan assets                              2,374          (5,520)
Loss (income) due to actual experience
  varying from actuarial assumptions                       (959)          2,608
Prior service cost not yet recognized in pension cost      (185)            549
Transition liability (asset)on adoption
  of new accounting standard to
  be recognized in the future                              (611)             76
Adjustment required to recognize minimum liability            -          (3,233)
                                                        ------------------------
Prepaid (accrued) pension cost                          $   619         $(5,520)
===============================================================================
1993:
Actuarial present value of benefit obligations:
  Vested benefits                                       $27,173         $15,232
  Nonvested benefits                                        259             238
                                                        ------------------------
    Accumulated benefit obligation                       27,432          15,470
  Effect of projected future compensation levels          3,058               -
                                                        ------------------------
  Projected benefit obligations                          30,490          15,470
Plan assets at fair market value                         30,722           9,487
                                                        ------------------------
  Projected benefit obligation
    in excess of plan assets                                232          (5,983)
Loss due to actual experience
  varying from actuarial assumptions                      1,643           2,682
Prior service cost not yet recognized in pension cost       274             513
Transition liability (asset)on adoption
  of new accounting standard to
  be recognized in the future                              (725)            119
Adjustment required to recognize minimum liability            -          (3,314)
                                                        ------------------------
Prepaid (accrued) pension cost                          $ 1,424         $(5,983)
===============================================================================

24
--

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions used in determining pension cost for the plans are:
                                                        1994        1993
Discount rate                                       7 1/2%-10%  7 1/4 - 8%
Expected rate of increase in compensation               5 1/2%      5 1/2%
Expected long-term rate of return on plan assets            9%      9 1/2%
==============================================================================

         The discount rates used by the Company in 1994 are 8-1/4% for all U.S. pension plans and 7-1/2% and 10% (the termination rates) for its Canadian plans, which will be terminated in 1995.
         Effective as of January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the Company accrue for such postretirement benefits based on actuarially determined costs recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for these benefits. In accordance with the provisions of SFAS 106, the Company elected to recognize this change in accounting on the immediate recognition basis. The cumulative impact of adopting SFAS 106 as of January 1, 1992 amounted to $4,554,000 ($.24 per common share).
         The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The components of the expense for postretirement health care and life benefits from continuing operations are as follows (amounts in thousands):

                                        1994   1993  1992
Net periodic cost:
Service cost benefits attributed
  to service during period              $182   $222  $222
Interest cost on accumulated
  postretirement benefit obligation      348    417   402
Amortization of losses                    51      -     -
                                        -----------------
Net postretirement health care cost     $581   $639  $624
======================================================================

The components of the accumulated postretirement benefit obligation (all of which are unfunded) are as follows (in thousands):

                                         1994     1993    1992
Retirees                                $1,742   $1,562   $1,704
Fully eligible active plan participants    123      286      239
Other active plan participants           1,346    3,965    3,663
Unrecognized net loss                      (99)    (944)       -
                                        -------------------------
Accumulated postretirement
  benefit obligation                    $3,112   $4,869    $5,606
======================================================================

         The actuarial calculation assumes a 14.1% increase in the health care cost trend rate for 1994 (14.6% in 1993 and 15% in 1992). The assumed rate decreases approximately .5% per year through the 20th year to 6.5% and remains constant beyond that point. The health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $196,000 and increase net periodic cost by $27,000. The weighted average discount used in determining the accumulated postretirement benefit obligation was 8.25% in 1994, 7.25% in 1993 and 8% in 1992, respectively. In 1994 and 1993, the Company negotiated and modified certain postretirement pension obligations which resulted in actuarially based net gains of $1,855,000 and $580,000 in each year, respectively.
         The Company also has a deferred bonus plan for select key management employees, including officers. Bonuses under the plan may be awarded for any year in which a certain minimum return on equity is attained. Payments are made ratably over the succeeding five years in cash, restricted shares of the Company's Common Stock, pursuant to the 1992 Stock Plan, or a combination thereof, at the discretion of the Management Compensation Committee, whereby such cash and/or shares vest over the succeeding five years, subject to forfeiture in certain circumstances. The bonus awards accrued for 1994, 1993 and 1992 were $620,000, $560,000 and $370,000, respectively. Bonus awards for 1994 are to be paid 50% in restricted shares and 50% in cash. Bonus awards for 1993 and 1992 are to be paid 60% in restricted shares and 40% in cash. Effective in 1995, the Company is terminating the deferred bonus plan but will continue to pay the remaining award balances in accordance with the terms of the plan.

NOTE 8: INCOME TAXES
Information with respect to income taxes in continuing operations is as follows (amounts in thousands):

                                         1994         1993      1992
Provision (Benefit) for income taxes:
Current: Federal                        $17,737     $     -    $   501
         Foreign                            (28)        349      2,774
         State and local                  2,100       1,825      1,140
                                        ------------------------------
                                         19,809       2,174      4,415
                                        ------------------------------
Deferred: Federal                        (2,380)     (1,050)        13
          Foreign                           286       2,234       (577)
          State and local                     -         125       (100)
                                        ------------------------------
                                         (2,094)      1,309       (664)
                                        ------------------------------
                                        $17,715     $ 3,483    $ 3,751
======================================================================
Income before taxes:
  Domestic                              $50,095     $31,180    $21,758
  Foreign                                (3,186)      1,827      3,820
                                        ------------------------------
                                        $46,909     $33,007    $25,578
======================================================================

                                                                              25
                                                                              --

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         A reconciliation of the provisions for income taxes at the Federal statutory rates (35% in 1994 and 1993 and 34% in 1992) to the reported tax provisions is as follows (amounts in thousands):

                                        1994            1993            1992
Provision computed at the
  Federal statutory rate                $16,419         $11,553         $ 8,697
State and local income
  taxes, net of Federal
  income tax benefit                      1,365           1,268             686
Net higher tax rates on foreign
  income net of Puerto Rico
  tax exemption benefit                    (226)          1,533             398
Tax benefit from utilization
  of U.S. net operating loss
  carryforward to reduce
  income tax expense                          -          (9,821)         (6,544)
Tax benefit from recognition
  of future benefit of U.S.net
  operating loss carry-forward                -          (1,050)              -
Other                                       157               -             514
                                        ---------------------------------------
                                        $17,715         $ 3,483         $ 3,751
===============================================================================

         The components of deferred tax assets (liabilities) are comprised of the following as of December 31, 1994 and 1993 (amounts in thousands):

                                                        1994            1993
Gross deferred tax assets:
  Inventory                                             $ 3,545       $ 2,066
  Pensions and deferred compensation                      4,523         2,713
  Plant closings and costs of discontinued operations        72         2,109
  Tax credit carryforwards                                2,907         3,992
  Product warranty claims                                 1,696         1,416
  Other                                                   1,913         6,991
                                                        ---------------------
                                                         14,656        19,287
                                                        ---------------------
Gross deferred tax liabilities:
  Intangible Assets                                      (4,981)            -
  Depreciation                                           (2,989)       (2,517)
  Unremitted foreign earnings                            (4,721)       (3,570)
  Other                                                  (6,460)       (1,652)
                                                        ---------------------
                                                        (19,151)       (7,739)
                                                        ---------------------
Net deferred tax assets (liabilities)                   $(4,495)      $11,548
=============================================================================


         At December 31, 1994, the Company has available investment, jobs and research and experimentation tax credits in the aggregate amount of approximately $2,900,000 to reduce future federal income tax liabilities; such tax credits expire during the period 1995 through 2009. The Company also has alternative minimum tax credits in the amount of $604,000 available to reduce future federal income tax liabilities.
         The last completed audit of the Company's U.S. tax return by the Internal Revenue Service covered income tax returns through 1980.

NOTE 9: INDUSTRY SEGMENT AND GEOGRAPHIC DATA

Segment sales and income, identifiable assets, capital expenditures and depreciation and amortization by industry segment are presented in the charts on pages 30 to 33 of this Annual Report and are an integral part of these statements. The distribution of the Company's geographic operations is as follows (amount in thousands):

                                1994            1993            1992
SALES AND INCOME
Sales:
  United States                 $325,771        $248,023        $186,593
  Canada                           2,573          26,165          24,245
  Europe                           3,008           5,843           2,115
                                ----------------------------------------
                                $331,352        $280,031        $212,953
========================================================================
Operating Income:
  United States                 $ 55,813        $ 38,936        $ 28,259
  Canada                            (137)          4,490           6,839
  Europe                            (256)            (95)            (98)
                                ----------------------------------------
                                  55,420          43,331          35,000
Financing costs                   (2,050)         (3,156)         (1,978)
General corporate expenses        (6,461)         (7,168)         (7,444)
                                ----------------------------------------
                                $ 46,909        $ 33,007        $ 25,578
========================================================================

ASSETS
United States, including
  Mexican Maquiladora
  and Puerto Rico               $339,135        $311,726        $372,286
Canada                             8,835          10,225          12,955
Europe                             9,746           2,687           2,681
                                ----------------------------------------
                                $357,716        $324,638        $387,922
========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Export sales of continuing operations were $69,750,000, $57,200,000 and $32,900,000 in 1994, 1993 and 1992, respectively. Sales and transfers among industry segments of the Company were not significant in any year presented. Sales from continuing operations to The Ford Motor Company approximated $49,600,000, $34,900,000, and $25,500,000, or 43%, 37%, and 30%, of Truck
Products segment sales in 1994, 1993, and 1992, respectively.
         The aggregate net currency transaction and translation amounts included in income from continuing operations were losses of $32,000, $1,072,000 and $136,000 in 1994, 1993 and 1992, respectively.

NOTE 10: ACQUISITIONS AND DISPOSITIONS
On June 11, 1993, the Company sold its Allen Testproducts division and its wholly-owned leasing subsidiary, The Allen Group Leasing Corp. ("Leasing"), to SPX Corporation ("SPX"). Allen Testproducts manufactured and sold automotive engine diagnostic and test equipment for the automotive service industry and provided product financing through Leasing.
         At the closing, the Company received $21,000,000 and an 8% Subordinated Note of SPX dated June 11, 1993. The Note, in the amount of $19,737,000, was paid in full on May 4, 1994 pursuant to a prepayment option. The Company also will receive non-competition payments for a three-year period based upon a sliding scale from 1% to 3.5% of sales of the newly combined automotive engine diagnostic businesses of Allen Testproducts and SPX's Bear division. Such payments are recorded by the Company when earned and amounted to $1,760,000 and $880,000 in 1994 and 1993, respectively.
         The Company has accounted for this transaction as a discontinued operation. Net manufacturing sales and lease finance revenues of the sold businesses were $25,879,000 and $6,845,000, respectively, through June 10, 1993, and $66,612,000 and $7,687,000, respectively, in 1992. Results of discontinued operations are net of allocated interest (based upon the proportion of net assets sold, excluding the separately financed leasing operations, to total Company net assets) of $253,000 through June 10, 1993 and $536,000 in 1992. Results of discontinued operations also include allocated income tax expense of $35,000 through June 10, 1993 and an income tax benefit of $40,000 in 1992. The loss on sale of this business of $2,936,000 includes $850,000 of foreign currency translation adjustments, previously included as a component of stockholders' equity, as well as transaction costs related to the sale.
         In 1992, the Company acquired Alliance Telecommunications Corporation ("Alliance") for a purchase price of approximately $44,000,000 consisting of $21,600,000 in cash, 270,877 shares of the Company's common stock with a value of $5,800,000 and $16,431,000 of Debentures. Pursuant to the terms of the acquisition agreement, the former shareholders of Alliance could have earned additional purchase price consideration in the form of new debentures; however, no additional consideration was earned. This acquisition was been accounted for under the Purchase Method of accounting; accordingly, Alliance's results of operations have been included in the Company's consolidated financial statements subsequent to the July 30, 1992 acquisition date.

NOTE 11: UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly financial data are summarized as follows (amounts in thousands, except per share amounts):

                                      March 31   June 30   Sept. 30    Dec. 31
1994
Sales                                 $76,942    $81,774    $84,480    $88,156
                                      ----------------------------------------
Gross profit                          $22,693    $24,335    $26,009    $26,309
                                      ----------------------------------------
Income from continuing operations     $ 5,390    $ 6,472    $ 8,568    $ 8,764
                                      ----------------------------------------
Net income                            $ 5,390    $ 6,472    $ 8,568    $ 8,764
                                      ----------------------------------------
Earnings per common share:
  Primary and fully diluted:
  Continuing operations                 $ .21      $ .25      $ .33      $ .33
                                        --------------------------------------
  Net Income                            $ .21      $ .25      $ .33      $ .33
                                        --------------------------------------
==============================================================================

1993
Sales                                 $66,027    $69,410    $65,595    $78,999
                                      ----------------------------------------
Gross profit                          $20,947    $21,804    $20,290    $21,210
                                      ----------------------------------------
Income from continuing operations     $ 6,769    $ 6,945    $ 7,559    $ 8,251
                                      ----------------------------------------
  Net income*                         $ 7,125    $ 1,192    $ 7,559    $ 8,251
                                      ----------------------------------------
Earnings per common share:
  Primary:
    Continuing operations               $ .29      $ .29      $ .30      $ .32
                                        --------------------------------------
    Net income                          $ .31      $ .01      $ .30      $ .32
                                        --------------------------------------
  Fully diluted                         $ .28      $ .01      $ .30      $ .32
==============================================================================

  *Results of operations in the fourth quarter of 1993 include a reduction of income tax expense in the amount of $1,050,000 ($.04 per common share) representing a tax benefit on the Company's remaining U.S. net operating loss carryforwards. Results of operations for the first quarter of 1993 include the impact of the Company's adoption of SFAS No. 109 in the first quarter of 1993. The Company reported as a "cumulative adjustment from a change in accounting principle," income in the amount of $2,102,000, or $.10 per common share.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board ("FASB") Statements No. 107, "Disclosure about Fair Value of Financial Instruments," and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are part of a continuing process by the FASB to improve information regarding financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statements:
         Cash and Short-Term Investments: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.
         Long-Term Investments: It is not practicable to estimate the fair value of the Company's 8% investment in the common stock of its former specialty rubber products business, and its 50% interest in the GO/DAN joint venture, because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts as recorded at December 31, 1994 are not impaired and reflect their corresponding fair values. No dividends have been paid on these investments.
         Long-Term Debt: The fair values of the Company's long-term debt either approximate fair value or are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.
         Off-balance-sheet instruments: During 1994, the Company paid off its interest rate swap agreement which pertained to certain borrowings of MARTA which were outstanding at December 31, 1993. The Company computed the fair value of the interest rate swap based on quoted market prices of comparable instruments or fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.
         Letters of Credit: The Company utilizes letters of credit to back certain financing instruments and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.
         The carrying amounts and fair values of the Company's financial instruments at December 31, 1994 and 1993 are as follows (amounts in thousands):

                                          Carrying
                                          Amount          Fair Value
1994
Cash and cash equivalents                 $55,240         $55,240
  Investment securities:
  Non-current investment                    4,344           4,344
  Investment in joint venture              24,411          24,411
  Other long-term debt                     46,054          46,054
  Off-balance sheet financial instruments:
  Letters of credit                         6,938           6,938

1993
Cash and cash equivalents               $11,173         $11,173
Investment securities:
  Non-current investment                  4,344           4,344
  Investment in joint venture            23,042          23,042
Other long-term debt                     53,480          53,404
Off-balance sheet financial instruments:
  Interest rate Swaps                     2,265           2,341
  Letters of credit                       7,385           7,385
==========================================================================

NOTE 13: SUPPLEMENTAL CASH FLOW DISCLOSURE

During 1993, the following non-cash transactions were effected and are not reflected in the Consolidated Statement of Cash Flows:
         On June 11, 1993, the Company sold its Allen Testproducts and Lease Financing operations. In conjunction with the sale, the Company received an installment note receivable of $19,737,000 (fully paid in 1994), and the purchaser assumed $56,300,000 of Leasing indebtedness.
         Approximately $11,453,000 of the Company's convertible debentures were converted into 877,269 shares of the Company's Common Stock.
         The Company declared a two-for-one stock split, which was paid on October 18, 1993.
         The Company exercised its redemption rights on its convertible Preferred Stock prior to the planned redemption date in July, 1993. This action resulted in the conversion of 2,289,615 shares of Preferred Stock into 4,579,230 shares of the Company's Common Stock.
         Information with respect to cash paid during the year for interest and taxes is as follows:

                                1994            1993            1992
Interest paid                   $3,600,000      $4,210,000      $6,340,000
Interest capitalized               970,000               -               -
Income taxes paid                  240,000       2,930,000       4,300,000
==========================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The Allen Group Inc.

        We have audited the accompanying consolidated balance sheets of The Allen Group Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Allen Group Inc. as of December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
         As described in Note 8 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1993 and, as described in
Note 7, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employees' Accounting for Postretirement Benefits Other Than Pensions," in 1992.

/s/ Coopers & Lybrand L.L.P.

Cleveland, Ohio
February 17, 1995


REPORT OF MANAGEMENT

To the Board of Directors and Stockholders of The Allen Group Inc.

        The Company maintains accounting and related internal control systems which are intended to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce records necessary for the preparation of financial information. There are limits inherent in all systems of internal control, and the cost of the systems should not exceed the expected benefits. Through the use of a program of internal audits and discussions with and recommendations from its independent accountants, the Company periodically reviews these systems and controls and compliance therewith.
        The Audit Committee of the Board of Directors, comprised entirely of nonemployee directors, meets regularly with management, the internal auditors and the independent accountants to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The internal auditors and independent accountants have full and free access to the Audit Committee and may have discussions regarding appropriate matters, with and without the presence of management.
        The primary responsibility for the integrity of financial information rests with management. Certain valuations contained herein result, of necessity, from estimates and judgments of management. The accompanying consolidated financial statements, notes thereto and other related information were prepared in conformity with generally accepted accounting principles applied on a consistent basis.


/s/ Robert G. Paul
Robert G. Paul
President and Chief Executive Officer


/s/ Robert A. Youdelman
Robert A. Youdelman
Senior Vice President - Finance, Chief Financial Officer


/s/ James L. LePorte, III
James L. LePorte, III
Vice President and Controller, Chief Accounting Officer

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Overview
(In millions)                                   1994      1993      1992
Sales                                         $331.4     $280.0     $213.0
Income before taxes                             46.9       33.0       25.6
Income from continuing operations               29.2       29.5       21.8
Total assets                                   357.7      324.6      387.9
Capital expenditures                            14.8       11.4        6.7
Depreciation                                     7.5        6.6        6.7
--------------------------------------------------------------------------

Sales and income before taxes increased 18.3% and 42.1%,respectively, in 1994 over 1993 levels, due principally to improved performance of the Mobile Communications and Truck Products business segments. Although the Company continued to experience improved operational performance, this was more than offset by a significantly higher provision for income taxes. This increase in income tax expense is a result of the recognition, in 1993, of the Company's remaining U.S. tax loss carryforwards and resultant accrual of a full effective income tax rate in 1994. As a result of the higher tax provision, income from continuing operations in 1994 of $29.2 million ($1.12 per common share) was essentially flat with 1993 earnings of $29.5 million ($1.19 per common share). The higher proportionate decline in earnings per common share than otherwise indicated by the slight decline in income from continuing operations is due to higher average common and common equivalent shares outstanding. This is a result of the conversion of the Company's convertible preferred stock and a portion of its convertible debentures into common shares during the latter part of 1993.
         In order to demonstrate the impact of this increase in effective income tax rate, the Company has included a pro forma presentation of results of operations for the years ended December 31, 1993 and 1992 (see page 15 of this Annual Report) as if the Company had provided for income taxes at the comparable effective tax rate of 37.8% recorded in 1994. Under this pro forma presentation, income from continuing operations for 1993 and 1992 are $20.5 million ($.80 per common share) and $15.9 million ($.60 per common share) as compared with the 1994 results of $29.2 million ($1.12 per common share). Such pro forma information is presented for comparative informational purposes only.
         The growth in income from continuing operations in 1993, when compared with 1992, is attributable to improved earnings in the Truck Products segment as well as the improved performance of the Company's GO/DAN Industries ("GDI") joint venture. These improvements were offset, in part, by higher interest costs and losses from the Centralized Automotive Emissions Inspections business. Although earnings for the Mobile Communications segment were strong, they were essentially unchanged from 1992 due to increased engineering and international marketing development costs.
         The increase in sales in 1994 as compared with 1993 was due primarily to the continued strong growth of the Systems Products and Mobile and Base Antennas product lines of the Mobile Communications segment and higher sales of truck cabs within the Truck Products segment. The sales growth in 1993, compared with 1992, was due primarily to the full year impact of the acquisition of Alliance Telecommunications Corporation ("Alliance") in July 1992, sustained growth from the Company's existing telecommunications products and increased sales of Truck Products.

MOBILE COMMUNICATIONS
(In millions)                                   1994      1993      1992
Sales                                         $213.6     $183.6     $128.7
Operating income                                39.3       34.1       34.3
Identifiable assets                            195.1      184.7      151.5
Capital expenditures                             6.5        6.4        3.5
Depreciation                                     3.6        2.7        1.6
--------------------------------------------------------------------------

Sales of Systems Products grew $13.8 million (22%), continuing the trend in recent years which has seen sales in this product line rise from $10.4 million in 1990 to $76.2 million in 1994. Sales of Microcells and Extend-A-Cells(R) increased in both the domestic and international markets. The domestic market continues to experience a strong build-out of cellular systems, particularly in rural areas, although there is some indication that this has or will soon peak. International sales reflect the Company's investment in recent years to better develop an international sales presence through the addition of several new sales offices and the rapid deployment of cellular infrastructure outside the U.S. Sales of the Systems Products line grew $11.1 million (22%) in 1993 over 1992. Extend-A-Cell(R) sales were modestly higher in 1993, when compared with 1992, due to significantly higher sales in international markets, which partially offset the weaker demand in metropolitan service areas of the domestic market.
         Site Management and Other Non-Antenna Products sales increased $3.9 million (8%) in 1994 compared with a sales increase of $19.8 million (68%) in 1993 over 1992. Although the Company achieved some success with new customers, sales were negatively impacted by price reductions taken on certain of its filter products in 1994. In 1993, Site Management Products sales increased as a result of the strong demand for the Company's new generation of ceramic filters.
         The Mobile and Base Antennas business continued its growth as sales increased $11.5 million (20%) in 1994 compared with a $14.8 million (35%) increase in 1993 over 1992. In 1994, this product line benefitted from the continued build-out and upgrading of wireless telephony systems. The significant growth in 1993 was due in large measure to the full year impact of the acquisition of Alliance in July 1992, but was offset, in part, by a decline in mobile antenna sales due to intense price competition and loss of market share.
         The Frequency Planning, Systems Design and Related Services product line had a modest sales increase of $.8 million (5%) in 1994 based on higher frequency planning services pertaining to the build-out of rural cellular systems. The increase in sales in 1993 over 1992 ($14.9 million compared with $5.7 million) primarily relates to the acquisition of Alliance.
         Operating income of the Mobile Communications segment remained strong in 1994 at $39.3 million as compared with $34.1 million in 1993. The increase in operating income reflects the growth in sales and would have been higher except that this segment incurred charges in the amount of approximately $2.0 million relating to certain telecommunication venture investments. The Company intends to continue to invest and support these and other such ventures in 1995 when felt to be economically justified.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Operating income for this segment in 1993, as compared with 1992, did not keep pace with the significant increase in sales principally due to a $7.8 million investment made in new product engineering costs, as well as costs incurred to penetrate international markets, integrate Alliance with existing telecommunications product lines and upgrade manufacturing facilities.
         In December 1994, the Company acquired a 40% interest in FOR.E.M. S.p.A. ("FOREM") of Agrate Brianza (Milan), Italy. FOREM owns 62% of MIKOM G.m.b.H., located in Germany and also has sales and service offices in the United Kingdom and France. The Company has options to acquire the remaining shares of FOREM during the next five years, and on February 28, 1995 indicated its intention to exercise its option to acquire an additional 40% interest. FOREM is one of the leading suppliers of wireless telecommunications products to the major European telecommunications equipment manufacturers and wireless operating companies. The Company views this acquisition as a significant opportunity to achieve market expansion throughout Europe. (For additional information see Note 3 to the Consolidated Financial Statements.)

AUTOMOTIVE TEST AND SERVICE
(In millions)                                   1994      1993       1992
Sales                                           $2.8      $2.7       $.4
Operating loss                                  (1.2)     (1.0)        -
Identifiable assets                             14.8       9.1      56.4
Capital expenditures                             5.9        .7        .8
Depreciation                                      .6        .5       1.4
-------------------------------------------------------------------------

This segment is solely comprised of the Company's Centralized Automotive Emissions Inspections business operated by its MARTA Technologies, Inc. ("MARTA") subsidiary. In the 1992 through 1994 period, MARTA's sole source of sales revenue was its Jacksonville, Florida emissions testing program which, at $2.8 million in 1994, represents less than 1% of consolidated sales of the Company. In 1993, MARTA was awarded the programs for the State of Maryland and the El Paso region of Texas, both of which were scheduled to begin testing on January 3, 1995; however, both programs were delayed due to computer software and other problems incurred in bringing this new technology on line. In 1994, the Company was awarded the centralized emissions testing programs in the Cincinnati region of Ohio and Northern Kentucky. A summary of existing programs is as follows:

                                                       Projected
                                  Approximate           Program        Primary
Program                         Annual Revenue         Start Date       Term
                                 (In Millions)
Jacksonville, Florida                $ 2.8           April 1, 1991      7 Years
El Paso, Texas                         3.8             May 1, 1995      7 Years
Maryland                               9.8           Indeterminate      3 Years
Cincinnati, Ohio                      11.0         January 1, 1996     10 Years
Northern Kentucky                      2.5         January 1, 1996     10 Years
-------------------------------------------------------------------------

         On February 1, 1995, the Company announced that the State of Texas adopted a 90-day suspension of its program through May 1, 1995, the purpose of which is to study and/or develop alternative inspection programs. Further, in Maryland, the program has been delayed by state officials until all facilities and analytical equipment were certified for inspection testing, and the state has passed legislation modifying the program. There is no certainty at this time that the Texas program will begin testing at the above noted projected program start date.
         Centralized emissions testing programs mandated by the Federal Environmental Protection Agency ("EPA") pursuant to the 1990 Clean Air Act have come under increasing scrutiny in recent months by both state and Federal officials. Recently, the EPA announced its intent to provide increased flexibility for state authorities charged with implementing the federally mandated programs. Legislation has been proposed in a number of states, including Maryland and Texas, to delay, suspend, modify or cancel the enhanced IM 240 centralized emissions testing programs until the EPA clarifies its positions and regulations on these programs. The Maryland House of Respresentatives approved a measure which would delay through July 1, 1996 emissions testing using the new IM 240 technology in favor of resuming "tailpipe" emissions testing in the centralized facilities which had been the prior standard in Maryland. After this period the IM 240 test would be mandated for all vehicles. Further, the State of Texas has made a request to the EPA to exempt the El Paso region altogether from the emissions testing requirements, however, no determination has as yet been made. It is not possible to predict the outcome of future legislation; however, the Company believes its existing contracts call for appropriate compensation should any of the programs be substantially changed or cancelled.
         As of December 31, 1994, the Company's investment in the Maryland program approximated $.8 million. In 1994, the State of Maryland paid $37.3 million of the stipulated purchase price of $39.2 million, pursuant to the contract to purchase the buildings and equipment (the land having been earlier acquired by the state). In regard to the El Paso program, the Company's net capitalized investment approximated $6.5 million at December 31, 1994, and the Company expects to incur an additional $.6 million in early 1995 to bring this program on line. In the Cincinnati, Ohio and Northern Kentucky programs, the respective states continue, at this time, to proceed as planned with the implementation of centralized emissions inspection programs as previously awarded. In these latter two programs, MARTA will lease the land and buildings from an independent third party developer, but will own the equipment.
         MARTA's operating losses in 1994 and 1993 continue to reflect the incurrence of bidding costs and build-up in organizational structure for future programs. In 1994, the loss is offset, in part, by a $1.1 million gain from the Maryland project, relating primarily to the interest savings from financing the design and construction of facilities. The profitability of MARTA in 1995 is dependent upon both the timing of the start-ups of the El Paso and Maryland programs and the changes, if any, which are made to the type of emissions test program by the States, which have not yet been defined.
         The outlook for this business regarding future emissions test programs and the related timing of bids has become much more unpredictable given the current political climate and certain states' adverse reaction to compliance with these perceived unfunded federal mandates. Programs that MARTA has bid on, or was expecting to bid on, have all taken various forms of delays and continue to remain uncertain.
         The decline in identifiable assets in 1993, from 1992, reflects the sale of the Company's Allen Testproducts division in 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TRUCK PRODUCTS
(In millions)                           1994            1993            1992
Sales                                 $115.0          $93.7            $83.9
Operating income                        16.0            9.9              4.4
Identifiable assets                     49.0           51.7             47.0
Capital expenditures                     2.4            4.2              1.6
Depreciation                             3.1            3.1              3.2
-----------------------------------------------------------------------------

Sales in this segment (comprised principally of truck cabs and radiators) are directly related to the rate of truck production by original equipment manufacturers, which form the major customer base of this business. The increase in sales in both 1994 and 1993, each when compared with the immediate preceding year, is due to increased unit sales of its crew cab and dual rear wheel fenders, which are sold to The Ford Motor Company as part of its family of pick-up trucks, which continue to experience broad retail market acceptance. The Company also continues to see strengthening sales of radiators, which are sold to heavy duty truck manufacturers (Class 8 Truck sales were at their highest level in many years), and off-highway equipment. The revenues in this segment are dependent upon contractual sales relationships with a limited number of large companies; the loss of any one of these contracts could have a material adverse impact upon results of operations of this segment.
         Although operating margins in this segment generally correlate closely with sales activity, the earnings of this segment were further benefitted by improved margins in the Truck Radiator and OEM Products line as a result of cost reductions, productivity improvements and lower purchased material costs.
         The decline in identifiable assets relates, in part, to the disposal of this segment's fiberglass manufacturing operations in 1994.

JOINT VENTURE OPERATIONS
(In millions)                                    1994       1993       1992
Equity in earnings (losses) of joint venture    $ 1.4       $ .4      $(3.7)
Investments and advances in joint venture        25.3       23.3       23.5)
-----------------------------------------------------------------------------

The equity in earnings from joint venture in 1994 and 1993 is entirely attributable to the Company's investment in GDI, which manufactures radiators for sale in the automotive aftermarket. The increase in earnings in both 1994 and 1993 is attributable to an increase in sales, lower material costs and continued emphasis on cost reductions. The significant loss in 1992 (principally due to GDI) was due to lower gross profit margins, weaknesses in the economy and slower realization of the expected benefits from cost reductions and efficiencies anticipated when the GDI joint venture was formed.

FINANCING COSTS
(In millions)                           1994            1993            1992
Interest and financing expense:
      Interest Expense                 $(3.4)          $(4.5)          $(2.5)
      Interest Income                    1.4             1.3              .5
Average borrowing rate                   5.0%            6.0%            5.9%
-----------------------------------------------------------------------------

Interest expense declined in 1994, compared with 1993, due to the conversion of the Company's convertible subordinated debentures into common stock during the third quarter of 1993 and lower interest rates. The increase in interest income in 1994 reflects an increase in investment income pertaining to the generation of cash from operations offset, in part, by lower interest income earned on the proceeds of a note received in the sale of the Company's automotive diagnostic equipment product line in 1993. This note (which was prepaid in May 1994) bore interest at a higher rate than subsequent investment yields. During 1994, a majority of the Company's cash was invested in tax exempt securities which has the impact of lowering the net interest yield as compared with comparable pretax instruments. Higher interest expense in 1993, compared with 1992, is attributable to higher borrowing levels relating to the Alliance acquisition and the Company's decision to borrow $20 million in early 1993 at a long-term interest rate of 8.13%. The higher interest income in 1993 reflects earnings on the aforementioned note receivable.

GENERAL CORPORATE
(In millions)                           1994            1993            1992
General corporate expenses, net        $ 6.5            $ 7.2          $ 7.4
Corporate identifiable assets           73.5             55.9           25.7
-----------------------------------------------------------------------------

Lower general corporate expenses reflect generally lower corporate headquarter costs and higher royalty income ($1.8 million in 1994 versus $.9 million in 1993) offset, in part, by higher amortization of unearned compensation relating to restricted stock plans ($3.1 million in 1994 versus $1.3 million in 1993). In 1993, lower general corporate expenses reflect lower costs attributable to the full year impact of the move of the Company's corporate headquarters from New York to Ohio.
         Corporate identifiable assets consist generally of cash, unliquidated assets remaining from the sale of businesses and other general corporate assets. The increase in Corporate identifiable assets in 1994, compared with 1993, relates principally to increased cash generated from profitable operations. The increase in cash as set forth in the consolidated balance sheet from $11.2 to $55.2 million includes not only cash generated from earnings but also the payment of the outstanding $19.7 million note received from the sale of its automated diagnostic equipment product line in 1993, which was the primary reason for the increase in these assets in 1993 compared with 1992.

INCOME TAXES
(In millions)                           1994            1993            1992
Provision for income taxes             $17.7           $ 3.5           $ 3.8
Effective tax rate                      37.8%           10.6%           14.7%
-----------------------------------------------------------------------------

In 1994, the Company began accruing U.S. Federal income taxes at the full statutory rate of 35%, plus applicable state and local taxes, as a result of having recognized all of its remaining tax loss carryforwards in 1993. The effective tax rate in 1993 and 1992 was lower than the 1994 rate due to the benefit of utilizing its U.S. net operating loss carryforwards to reduce U.S. income tax expense, offset, in part, by the impact of state and local taxes and higher tax rates on Canadian income. The 1993 tax provision was further reduced by approximately $1.1 million ($.04 per common share), representing the tax benefit of the Company's remaining financial reporting U.S. net operating loss carryforwards. Such benefit was subsequently realized in 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         In addition, the Company has recorded certain other deferred tax assets which were offset against the excess of cost over the net assets of businesses acquired (aggregating $7.5 million, including $1.3 million recorded in 1994) and other deferred tax assets relating to the bargain purchase element of employee stock option exercises which were credited to stockholders' equity (approximately $1.6 million in 1993).
        Since the Company has fully utilized the tax benefits of all of its U.S. tax loss carryforwards, it is expected that the effective tax rate in future years will more closely approximate the 1994 rate. (See Note 8 of the Notes to Consolidated Financial Statements for additional information.)

OTHER INFORMATION

Inflation
Certain raw materials, such as copper and other primary metals, used in the Company's heat transfer, truck cabs and metal fabrication product lines can be subject to significant price movements; however, the overall impact of the low rate of inflation in recent years has resulted in no significant impact on the Company. In recent months the price of copper and brass has accelerated. Copper and brass are significant components of the manufacturing operations of the Company's Truck Radiator and OEM Products line and GDI joint venture. These higher material costs could adversely effect profit margins in 1995 in these businesses, subject to the ability to pass along price increases to its customers.

Divestiture
In June 1993, the Company sold its automotive diagnostic equipment product line and related Lease Finance operations, which resulted in a loss of $2.9 million ($.13 per common share). Such loss is exclusive of any U.S. tax benefit due to the Company's U.S. tax loss carryforward available in 1993. See Note 10 to the consolidated financial statements for additional information.

Environmental
The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and financial liability to the Company. See Note 6 to the consolidated financial statements for additional information.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)                                   1994    1993    1992
Total Debt: Manufacturing                     $ 45.1  $ 52.6  $ 68.1
            Lease financing                       --      --    63.2
Debt-to-equity ratio: Manufacturing             .2:1    .3:1    .5:1
                      Lease financing             --      --   4.9:1
                      Total company             .2:1    .3:1    .8:1
====================================================================


         In 1994, the Company generated $54.1 million in cash from operations as compared with $9.4 million and $24.4 million in 1993 and 1992, respectively. The significant cash generation in 1994 reflects the strength of earnings of $29.2 million, as well as the one-time cash savings attributable to the utilization of remaining U.S. net operating loss carryforwards to reduce cash tax payments. These loss carryforwards contributed approximately $15.5 million to cash flow. Further, the Company received $19.7 million of proceeds from a note received in connection with the sale of the Company's automotive diagnostic business in 1993. The payment of this note and the realization of deferred tax assets recorded in 1993 are the principal reasons for the reduction in "Other Assets" in 1994 as set forth in the Company's consolidated balance sheet.
         The significantly lower cash flow from operations in 1993, despite strong income from operations of $21.4 million, was due to a $24.8 million investment in working capital needs principally to support growth in the Mobile Communications segment.
         The future liquidity and capital needs of the Company in the near term are anticipated to center around its continuing investment into the expanding wireless communications industry, financing the growth in the centralized automotive emissions testing business (MARTA) and, to a lesser degree, in support of maintaining and improving productive capacity in the Truck Products segment.
         The Mobile Communications segment is expected to absorb almost 70% of the Company's capital expenditure requirements in 1995 (excluding MARTA). Further, the Company has indicated its intent to exercise its option to acquire an additional 40% interest in FOREM, which could require approximately $12.0 million of cash in 1995 including a portion of certain contingent payouts. The remaining contingent payout, if any, in an amount of up to $5.0 million, may be earned and would be payable in future years.
         The capital requirement with respect to MARTA is, however, less clear given the uncertainty in the centralized emissions testing industry as described previously. In 1994, the Company substantially completed the construction of the Maryland and El Paso, Texas programs, financing the cost principally through internally generated funds. In late December, the Company received $37.3 million against the purchase price of the facilities and equipment from the State of Maryland. MARTA's programs in the Cincinnati region of Ohio and Northern Kentucky are anticipated to require approximately $18.0 million of capital, which the Company presently intends to finance with internally generated funds. The land and buildings for these two programs will be acquired, constructed and financed by an independent third party developer from whom MARTA will lease the facilities under a capital lease arrangement.
         The Company believes that continued profitability, cash and short-term investments of $55.2 million and available unused credit lines of $93.1 million (expiring July 1, 1997) provide sufficient liquidity to fund future growth, expansion and acquisitions.
         The Company estimates that capital expenditures (excluding MARTA) will approximate $14.0 million in 1995 of which approximately $2.2 million was committed at December 31, 1994.

FIVE-YEAR SUMMARY OF OPERATIONS

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

FIVE YEARS ENDED DECEMBER 31, 1994                1994             1993           1992            1991            1990
OPERATING RESULTS:
Sales                                            $331,352        $280,031        $212,953        $151,532        $173,364
Cost of sales                                     232,006         195,780         143,831         109,812         130,508
Selling, general and administrative expenses       51,755          48,495          37,824          31,457          33,838
Interest and financing expense                      2,050           3,156           1,978           1,463           2,133
Equity in earnings (losses) of joint ventures       1,368             407          (3,742)         (1,399)            717
                                                 --------        --------        --------        --------        --------
Operating income                                   46,909          33,007          25,578           7,401           7,602
Patent litigation charge                               --              --              --              --         (18,554)
                                                 --------        --------        --------        --------        --------
Income (Loss) Before Taxes                         46,909          33,007          25,578           7,401         (10,952)
Provision for income taxes                         17,715           3,483           3,751           1,543           4,053
                                                 --------        --------        --------        --------        --------
Income (Loss) from Continuing Operations           29,194          29,524          21,827           5,858         (15,005)
Discontinued Operations:
  Income (loss) from discontinued operations           --          (4,563)         (1,933)         11,583          13,743
  Gain (loss) on sale of discontinued businesses       --          (2,936)             --              41              --
Cumulative Effect of Accounting Changes                --           2,102          (4,554)             --              --
                                                 --------        --------        --------        --------        --------
Net Income (Loss)                                $ 29,194        $ 24,127        $ 15,340        $ 17,482        $ (1,262)
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) applicable to common stock     $ 29,194        $ 21,947        $ 11,315        $ 13,457        $ (5,287)
-------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share
  (Primary and Fully Diluted):
  From continuing operations                        $1.12           $1.19            $.91            $.10          $(1.03)
  Discontinued operations:
    Income (loss) from discontinued operations         --            (.20)           (.10)            .62             .74
    Gain (loss) on sale of discontinued businesses     --            (.13)             --              --              --
  Cumulative effect of accounting changes              --             .10            (.24)             --              --
                                                 --------        --------        --------        --------        --------
Net inccome (loss) per share                        $1.12            $.96           $ .57           $ .72          $ (.29)
-------------------------------------------------------------------------------------------------------------------------
FINANCIAL CONDITION
  Total assets: Manufacturing                    $357,716        $324,638        $304,111        $217,291        $257,913
                Lease financing                        --              --          83,811          90,661          76,764
                Total company                     357,716         324,638         387,922         307,952         334,677
  Working capital - Manufacturing                 107,940          71,808          67,013          84,112          97,837
  Current ratio - Manufacturing                      2.54            2.22            1.96            2.71            2.46
  Total debt: Manufacturing                        45,064          52,597          68,083          25,398          64,039
              Lease financing                          --              --          63,151          67,943          54,057
              Total company                        45,064          52,597         128,177          85,127         118,096
  Stockholder equity                              224,181         195,161         159,339         141,807         128,000
  Debt to equity ratio: Manufacturing                 .20             .27             .47             .20             .56
                        Lease financing                --              --            4.90            5.17            5.02
                        Total company                 .20             .27             .81             .60             .92
  Book value per common share                        8.59            7.52            5.08            4.48            3.78
  Shares outstanding at year end                   26,107          25,964          20,058          18,832          18,630
  Return on stockholders' equity                     14.1%           12.6%           13.5%           13.0%           (1.0%)
  Capital expenditures                             14,833          11,360           6,653           4,976           6,578
  Depreciation                                      7,477           6,611           6,701           6,325           6,716
  Number of employees                               2,700           2,500           3,000           2,400           2,800
-------------------------------------------------------------------------------------------------------------------------

ALL PER SHARE DATA HAVE BEEN RESTATED TO REFLECT STOCK DIVIDENDS AND STOCK SPLITS.

SHAREHOLDER INFORMATION


EXCHANGE LISTINGS
Common Stock
(Ticker Symbol - ALN)

New York Stock Exchange

Pacific Stock Exchange

TRANSFER AGENT AND REGISTRAR
Harris Trust Company of New York
P.O. Box 755
Chicago, Illinois 60690

MARKET PRICE RANGE OF COMMON STOCK
                     1994              1993               1992
                 High     Low      High      Low         High     Low
1st Quarter     18-3/4  13-1/2    17-1/16   2-11/16     15       9-1/4
2nd Quarter     18-3/8  14        23-1/16  16           14-1/16  9-7/16
3rd Quarter     22-1/4  15-3/4    29-1/16  20-1/4       12-7/16  9-7/16
4th Quarter     25-3/4  19-3/8         29  15-1/4       14-5/16      11

DIVIDENDS DECLARED ON COMMON STOCK
                     1994              1993               1992
1st Quarter          $.04              $.03               $.025
2nd Quarter          $.04              $.03               $.025
3rd Quarter          $.04              $.03               $.025
4th Quarter          $.05              $.04               $ .03

AUDITORS
Coopers & Lybrand L.L.P.
Cleveland, Ohio

ANNUAL REPORT DESIGN
Epstein, Gutzwiller, Schultz and Partners Inc.,
Cleveland, Ohio

FORM 10-K OR ADDITIONAL INFORMATION ABOUT THE COMPANY
Stockholders and others interested in obtaining additional information about the Company may do so by writing or calling The Allen Group Inc. 25101 Chagrin Blvd., Beachwood, Ohio, 44122-5619, (216) 765-5822, The Form 10-K Annual
Report, including financial statements and schedules, will be furnished without charge.

AFFIRMATIVE ACTION POLICY
It is the policy of Allen Gorup Inc. that all employees will be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin, in all personnel actions. No employee or applicant for employment will recieve discriminatory treatment because of physical or mental handicap in regard to any position for which the employee or applicant for employment is qualified.

STOCKHOLDERS
As of February 16, 1995, The Allen Group Inc. had outstanding 26,114,221 shares of Common Stock owned by 2,339 holders of record.

ANNUAL STOCKHOLDERS' MEETING
The Annual Meeting of Stockholders will be held at the Cleveland Marriott Society Center, 127 Public Square, Cleveland, Ohio on Thursday, April 27, 1995 ay 9:30 a.m.