Form 10-K405, Exhibit 13
period 1995-12-31
ALLEN GROUP INC
filed 1996-03-28
CIK 3721

                                                                EXHIBIT 13


SEGMENT
           SALES AND INCOME
        (amounts  in  millions)

Product Line Sales                       1995     1994    1993     1992     1991
----------------------------------------------------------------------------------
Mobile Communications*

Systems Products                      $  95.1   $ 76.1   $ 62.4   $ 51.3   $ 20.7
Site Management and Other
  Non-Antenna Products                  112.9     53.0     49.1     29.3     31.5
Mobile and Base Antennas                 73.8     68.7     57.2     42.4     28.4
Frequency Planning, Systems Design
  and Related Services                   24.8     15.7     14.9      5.7       --
                                     ---------------------------------------------
                                        306.6    213.5    183.6    128.7     80.6
----------------------------------------------------------------------------------
CENTRALIZED AUTOMOTIVE
  EMISSIONS INSPECTIONS                   8.8      2.8      2.7       .4        -
----------------------------------------------------------------------------------
Total Sales                           $ 315.4   $216.3   $186.3   $129.1   $ 80.6
----------------------------------------------------------------------------------

Operating Income                         1995     1994     1993     1992     1991

Mobile Communications**               $  55.9   $ 39.9   $ 34.6   $ 34.9   $ 21.1
Centralized Automotive
  Emissions Inspections                  (2.9)    (1.2)    (1.0)       -        -
Equity in Loss of JointVenture             --       --       --      (.1)     (.3)
                                     ---------------------------------------------
  Operating Income                       53.0     38.7     33.6     34.8     20.8
Financing Costs                          (1.8)    (1.3)    (2.2)    (1.2)     (.7)
General Corporate Expenses               (3.4)    (6.7)    (6.8)    (8.0)   (11.5)
Income Before Taxes                  ---------------------------------------------
  and Minority Interests              $  47.8   $ 30.7   $ 24.6   $ 25.6   $  8.6
----------------------------------------------------------------------------------

* In 1995, the Company acquired on additional 40% interest in FOR.E.M. S.p.A.; accordingly, the Company's sales include those of FOREM. and its majority owned subsidiary, Mikom G.m.b.H., beginning in the second quarter of 1995. In 1992, the Campany purchased Alliance Telecommunications Corporation; accordingly, sales include those of Alliance since the July 30, 1992 acquisition date.

 ** Includes amortization of goodwill in the amount of $2,087,000, $1,635,000, $1,642,000 and $632,000 in 1995, 1994, 1993 and 1992, respectively.

CONSOLIDATED
[amounts in thousands, except per share data]

For the years ended December 31, 1995, 1994 & 1993              1995           1994            1993
Sales                                                        $ 315,377         $ 216,313      $ 186,371

COST AND EXPENSES:

        Cost of sales                                         196,119            129,085        110,943
        Selling, general and administrative expenses           52,614             46,362         40,710
        Research and development and
          new product engineering costs (Note 1)               17,006              8,865          7,886

INTEREST AND FINANCING EXPENSES:
  Interest income                                               1,407              1,163          1,057
  Interest expense                                             (3,228)            (2,457)        (3,247)
                                                            ------------------------------------------------
INCOME BEFORE TAXES AND MINORITY INTERESTS                     47,817             30,707         24,642
PROVISION FOR INCOME TAXES (Note 7)                           (19,270)           (10,973)          (661)
                                                            ------------------------------------------------
INCOME BEFORE MINORITY INTERESTS                               28,547             19,734         23,981
MINORITY INTERESTS                                             (3,027)              (523)          (518)
                                                            ------------------------------------------------
Income from Continuing Operations                              25,520             19,211         23,463
------------------------------------------------------------------------------------------------------------

DISCONTINUED OPERATIONS (Note 9)

        Income from discontinued operations                      7,852              9,983         1,498
        Spin-off transaction costs                                (733)              --              --
        Loss on disposal of discontinued operation                  --               --          (2,936)
                                                             -----------------------------------------------
INCOME BEFORE CUMULATIVE
        EFFECT OF ACCOUNTING CHANGE                             32,639             29,194        22,025

CUMULATIVE EFFECT OF CHANGE IN
        ACCOUNTING FOR INCOME TAXES (Note 7)                        --                 --         2,102
-----------------------------------------------------------------------------------------------------------
Net Income                                                    $ 32,639           $ 29,194      $ 24,127
-----------------------------------------------------------------------------------------------------------
NET INCOME APPLICABLE TO COMMON STOCK                         $ 32,639           $ 29,194      $ 21,947
-----------------------------------------------------------------------------------------------------------

Earnings per Common Share
      (Primary fully and diluted):
Income from continuing operations                                $ .95              $ .74          $.93
Discontinued operations:
  Income from discontinued operations                              .30                .38           .06
  Spin-off transaction costs                                      (.03)                --            --
  Loss on disposal of discontinued operation                        --                 --          (.13)
Cumulative effect of change in accounting for income taxes          --                 --           .10
                                                             -----------------------------------------------
Net Income                                                       $ 1.22            $ 1.12         $ .96
                                                             -----------------------------------------------
Average common and common equivalent
        shares outstanding                                       26,900            26,100        22,900
------------------------------------------------------------------------------------------------------------

The Notes are an integral part of these statements.

CONSOLIDATED
BALANCE SHEETS

    [amounts in thousands]
December 31, 1995 & 1994                                                                             1995                1994
Assets:

CURRENT ASSETS:

        Cash and equivalents                                                                          $  15,706           $  55,240
        Accounts receivable, less allowance for doubtful accounts 1995, $1,232,000; 1994,$1,684,000      82,015              63,974
        Inventories (Note 1)                                                                             70,152              58,316
        Other current assets                                                                              9,941                 661
                                                                                                      -----------------------------
TOTAL CURRENT ASSETS                                                                                    177,814             178,191
-----------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST,
        less accumulated depreciation and amortization (Note 1)                                          77,124              56,860
-----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS:
        Net investments in and advances to joint venture                                                      -              24,411
        Investment in FOR.E.M. S.p.A                                                                          -               8,458
        Excess of cost over net assets of businesses acquired (Note 1)                                   68,310              56,525
        Other assets (Note 3)                                                                            40,317              33,271
                                                                                                      -----------------------------
  Total Assets                                                                                        $ 363,565           $ 357,716
-----------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity:

 CURRENT LIABILITIES:
        Notes payable and current maturities of long-term obligations (Note 2)                        $   8,741           $     154
        Accounts payable                                                                                 34,299              26,568
        Accrued expenses (including accrued wages and commissions-
          1995, $9,323,000; 1994, $7,422,000)                                                            25,444              37,955
        Income taxes payable (Note 7)                                                                    10,163               2,675
        Deferred income taxes (Note 7)                                                                    5,796               2,899
                                                                                                      -----------------------------
        Total Current Liabilities                                                                        84,443              70,251
-----------------------------------------------------------------------------------------------------------------------------------
        Long-Term Debt (Note 2)                                                                          47,058              44,910

        Other Liabilities and Deferred Credits (Note 3)                                                  21,687              18,374
                                                                                                      -----------------------------
        Total Liabilities                                                                               153,188             133,535
-----------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 5)
-----------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (Note 4):

 Common stock, par value $1.00; authorized - 50,000,000 shares; issued - 1995, 29,595,000;
          1994, 29,146,000; outstanding - 1995, 26,560,000; 1994, 26,107,000                             29,595              29,146
        Paid-in capital                                                                                 168,632             161,644
        Retained earnings                                                                                34,948              56,902
        Translation adjustments                                                                             102                  23
        Less: Treasury stock-common shares, at cost, 1995, 3,035,000; 1994, 3,039,000 shares            (18,746)             (7,479)
            Unearned compensation                                                                        (3,794)             (4,310)
            Minimum pension liability adjustment                                                           (360)             (1,745)
                                                                                                      -----------------------------
TOTAL STOCKERHOLDERS' EQUITY                                                                            210,377             224,181
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                            $ 363,565           $ 357,716
-----------------------------------------------------------------------------------------------------------------------------------

The Notes are an integral part of these statements.

CONSOLIDATED
STATEMENTS OF CASH FLOWS

        [amounts in thousands]

        For the Years Ended December 31, 1995, 1994 & 1993                           1995          1994                1993
Cash Flows from Operating Activities:

        Income from continuing operations:                                            $ 25,520    $ 19,211            $ 23,463
        Accounting change                                                                   --          --               2,102
                                                                                      -----------------------------------------
                                                                                        25,520      19,211              25,565
        Adjustments to reconcile income to net cash flow:
          Depreciation and amortization of fixed assets                                  8,896       4,257               3,364
          Amortization of goodwill                                                       2,175       1,723               1,742
          Amortization of capitalized software product costs                             2,706       1,561               1,294
          Other amortization                                                             1,341       3,252               1,281
          Deferred income taxes                                                          7,041      (1,807)               (925)
          Changes in operating assets and liabilities:
             Receivables                                                               (24,097)     (3,534)             (6,791)
             Inventories                                                               (13,653)     (1,393)            (13,291)
             Accounts payable and accrued expenses                                      (4,162)      6,560              (6,672)
             Income taxes payable                                                       (2,812)     16,401              (1,422)
             Other, net                                                                 (3,537)        397               1,876
                                                                                 ---------------------------------------------
        Cash (used) provided by operating activities                                      (582)     46,628               6,021
------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
        Capital expenditures                                                           (16,829)     (6,410)             (6,466)
        Centralized emissions inspection programs:
          Program related expenditures                                                 (14,421)    (36,746)             (4,252)
          Program payment received                                                          --      37,261                  --
        Capitalized software product costs                                              (4,483)     (2,165)             (1,912)
        Proceeds from sale of automotive diagnostics and lease financing businesses         --      19,737              21,000
        Sales and retirements of fixed assets                                              170          24                  64
        Investments in and loans to telecommunication ventures                          (1,077)       (259)             (2,838)
        Acquisition of FOR.E.M. S.p.A., net of cash acquired                              (671)     (8,458)                  -
                                                                                       ---------------------------------------
        Cash (used) provided by investing activities                                   (37,311)      2,984               5,596
------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
        Net repavinnents of notes payable and long-term debt                            (4,888)     (7,383)             (1,661)
        Dividends paid                                                                  (3,942)     (4,431)             (4,023)
        Cash distributed in spin-off transaction                                        (4,002)         --                  --
        Exercise of stock options                                                          566          80               1,936
        Treasury stock sold to employee benefit plans                                    1,435         854                 671
                                                                                      ----------------------------------------
        Cash used by financing activities                                              (10,831)    (10,880)             (3,077)
------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS                                          9,190       5,335              (1,792)
-------------------------------------------------------------------------------------------------------------------------------
Total Company ( Decrease) Increase in Cash                                             (39,534)     44,067               6,748
Cash at beginning of year                                                               55,240      11,173               4,425
                                                                                      ----------------------------------------
Cash at end of year                                                                   $ 15,706    $ 55,240            $ 11,173
------------------------------------------------------------------------------------------------------------------------------

The Notes are an integral part of these statements.

CONSOLIDATED

        [amounts in thousands]

For the Years Ended December 31, 1995, 1994 & 1993

                                         Preferred      Common     Paid-in      Retained     Translation    Treasury    Unearned
                                           Stock        Stock      Capital      Earnings      Adjustment     Stock    Compensation
Balance December 31, 1992                $ 2,300      $  11,601   $ 156,164    $  13,742     $  (1,303)   $ (18,192)   $  (4,973)
Net Income                                    --             --          --       24,126            --           --           --
Cash dividends                                --             --          --       (4,023)           --           --           --
Preferrred stock redemption               (2,300)         2,290         911       (1,174)           --           --           --
Two-for-one stock split                       --         14,436     (14,436)          --            --           --           --
Conversion of convertible debentures          --            472      11,129           --            --           --           --
Exercise of stock options                     --            165       1,883           --            --         (112)          --
Treasury stock reissued, 55,088 common
 shares, at cost                              --             --         283           --            --          388           --
Restricted shares issued, net                 --             94       1,636           --            --           --       (1,730)
Remeasurement of restricted shares            --             --         770           --            --           --         (770)
Amortization of unearned compensation         --             --          --           --            --           --        1,281
Stock option tax benefits                     --             --       1,649           --            --           --           --
Eliminate translation adjustment from
  closed operation                            --             --          --           --         1,569           --           --
Adjustment from translating foreign financial
  statements into U.S. dollars                --             --          --           --          (356)          --           --
---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                     --         29,058     159,989       32,671           (90)     (17,916)      (6,192)
Net Income                                    --             --          --       29,194            --           --           --
Cash dividends                                --             --          --       (4,431)           --           --           --
Exercise of stock options                     --             17          87                                     (24)          --
Treasury' stock reissued, 54,504 common
 shares, at cost                              --             --         393           --            --          461           --
Restricted shares issued, net                 --             71       1,089           --            --           --       (1,159)
Remeasurement of restricted shares            --             --          44           --            --           --          (44)
Amortization of unearned compensation         --             --          --           --            --           --        1,723
Acceleration of restricted shares             --             --          --           --            --           --        1,362
Stock option tax benefits                     --             --          42           --            --           --           --
Other                                         --             --          --         (532)           --           --           --
Adjustment from translating foreign financial
  statements into U.S. dollars                --             --          --           --           113           --           --
---------------------------------------------------------------------------------------------------------------------------------
 Balance December 31, 1994                    --         29,146     161,644       56,902            23      (17,479)      (4,310)
 Net Income                                   --             --          --       32,639            --           --           --
 Cash dividends                               --             --          --       (3,942)           --           --           --
 Net assets distributed to Transpro (Note 9)  --             --          --      (50,651)           --           --           --
 Exercise of stock options                    --             72         463           --            --           31           --
Conversion of convertible debentures          --            355       4,623           --            --           --           --
 Treasury stock reissued, 61,781 common
  shares, at cost                             --             --         998           --            --          437           --
Restricted shares issued, net                 --             22         324           --            --       (1,735)        (346)
Remeasurement of restricted shares            --             --          18           --            --           --          (18)
Amortization of unearned compenation          --             --          --           --            --           --          880
Stock option tax benefits                     --             --         562           --            --           --           --
Adjustment from translating foreign financial
  statements into U.S. dollars                --             --          --           --            79           --           --
                                              ----------------------------------------------------------------------------------
Balance December 31, 1995                $    --      $  29,595   $ 168,632    $  34,948     $     102    $ (18,746)   $  (3,794)
---------------------------------------------------------------------------------------------------------------------------------
The Notes are an integral part of these statements

NOTES
 to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Accounting policies followed by the Company that materially affect the determination of financial position and results of operations are described below.

        Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        Basis of Consolidation: The Company's consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Investments in companies in which ownership interests range from twenty to fifty percent and the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Other investments are accounted for using the cost method. Intercompany accounts and transactions have been eliminated. To facilitate preparation of financial statements the Company's European operations are included in the consolidated financial statements on a two-month delayed basis.

        Cash and Cash Equivalents: Cash equivalents consist of temporary bank deposits and money market instruments with an original maturity of three months or less at the date of purchase. The Company invests its excess cash in bank deposits, money market and tax-exempt securities which are afforded one of the the two highest ratings by nationally recognized ratings firms.

        Excess of Cost Over Net Assets of Businesses Acquired (Goodwill): The excess of investments in consolidated subsidiaries over the net asset value at acquisition is being amortized on a straight-line basis over periods not exceeding forty years. The Company's policy is to evaluate the excess of cost over the net assets of businesses acquired based on an evaluation of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. An impairment loss would be recorded in the period such determination is made based on the fair value of the related businesses. The Company's existing goodwill relates principally to the Company's Mobile Communications segment.

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

        Valuation of Inventories: The Company values inventories including materials, labor and overhead at the lower of cost (first-in, first-out) or market. Inventories consisted of the following at December 31, 1995 and 1994 (amounts in thousands):

                  1995    1994
Raw material      $36,809   $29,581
Work-in-process    21,310    19,433
Finished goods     12,033     9,302
                  -----------------
                  $70,152   $58,316
===================================


        The Company's inventories relate to its Mobile Communications segment. Certain of these inventories pertain to the production of sophisticated equipment which could be subject to technological obsolescence. The Company maintains and periodically revises reserves for excess inventory based on the most current information available of anticipated usage requirements.

        Property, Plant ainind Equipment: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Land improvements, buildings and machinery and equipment are depreciated over their estimated useful lives under the straight-line method. The provision for amortization of leasehold improvements and assets held under capital leases is based on the term of the lease or the estimated useful lives, whichever is shorter. Property, plant and equipment consisted of the following at December 31, 1995 and 1994 (amounts in thousands):

                                          1995       1994
Land and improvements                    $ 4,241    $ 4,207
Buildings                                 22,370     30,004
Machinery and equipment                   51,984     57,775
Leasehold improvments                      3,066      2,670
Land and buildings under capital lease    16,375         --
                                         ------------------
                                          98,036     94,656

Less accumulated depreciation
      and amortization                   (20,912)   (37,796)
                                         ------------------
                                         $77,124    $56,860
-----------------------------------------------------------

        Computer Software Costs: The Company's policy is to capitalize costs incurred in creating computer software products once technological feasibility is established and to amortize such costs over periods ranging from two to ten years. The Company also capitalizes costs incurred in the development of computerized databases, which are amortized over periods of ten to twenty years. In 1995,1994 and 1993, approximately $4,483,000, $2,165,000 and
$1,912,000, respectively, of these costs were capitalized and approximately $2,706,000, $1,561,000 and $1,294,000, respectively, were amortized.

NOTES
        to Consolidated Financial Statements

        Software License Revenue: Revenues from software licenses for the Company's frequency planning, Systems design and related services business are recognized upon delivery of the software if vendor obligations are insignificant and if collectibility is probable. Revenues from post-contract support that are significant and/or unbundled with regards to the initial licensing fee are recognized ratably over the post-contract period.

        Deferred Start-Up Costs: Pre-operating costs incurred in connection with the construction of centralized automotive emission testing program facilities under long-term contracts with governmental entities are deferred. Once operations have begun, these costs are amortized by the straight-line method over the respective lives of the contracts, which currently range from three to ten years.

        Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $13,453,000, $7,700,000 and $5,327,000 in 1995,1994 and 1993,
respectively. In addition, the Company incurred other engineering expenses relating to new product development (that do not meet the accounting definition of "Research and Development") in the amount of $3,553,000, $1,165,000 and $2,559,000 in 1995, 1994 and 1993, respectively.

        Stock Based Compensation: The Company accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which prescribes the use of the intrinsic value based method. See Note 4 for additional information.

        Income Taxes: The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standard No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 has been applied prospectively from the January 1, 1993 adoption date. Under SFAS 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

        Earnings Per Common Share: The primary earnings per common share calculations are determined after deducting dividends on outstanding preferred stock (prior to redemption in 1993) and are based upon the weighted average number of common and common equivalent shares outstanding. The calculations also include, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. The calculations of fully diluted earnings per common share begin with the primary calculations but further reflect, if dilutive, the pro forma effect of the conversion of the then outstanding preferred stock and convertible debentures (redeemed in 1995 and 1993) into common stock at the beginning of the year and such incremental stock option shares should the market price of common stock at year-end exceed the average price. This calculation resulted in no reportable dilution for the years 1995, 1994 and 1993.

        Other: The 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.

Note 2: Financing

Long-term obligations consisted of the following (amounts in thousands):
                                           1995          1994
Foreign credit agreement borrowings       $ 6,687 $        --
Convertible subordinated debentures            --       4,970
Industrial revenue bonds:
   7.5% bonds                                  --         750
   Floating rate bonds due 2015 - 2025     12,000      25,000
Note payable to insurance company          15,000      15,000
Capital lease obligation                   16,375          --
Other                                         115         326
Unamortized debt expense                     (701)       (990)
                                         --------------------
                                           49,476      45,064
Less current maturities                    (2,418)       (154)
                                         --------------------
                                         $ 47,058    $ 44,910
=============================================================

        The Company maintains a domestic revolving credit agreement in the aggregate amount of $147,000,000 expiring December 18, 1999. Of this total, $60,000,000 has been specifically designated for use by the Company's wholly-owned subsidiary, MARTA Technologies, Inc. ("MARTA"), and an additional $12,000,000 has been designated for the issuance of letters of credit. Interest may be determined on a LIBOR or prime rate basis at the Company's option. The Company has agreed to pay a commitment fee varying from 1/8 - 1/2 of 1% per annum on the unused portion of the commitment. At December 31, 1995, there were no outstanding borrowings under this agreement.

        The Company also has short-term credit lines utilized bv its European subsidiaries. At year-end, direct borrowings under these agreements totaled $6,323,000; an additional $959,000 remained unused. These credit lines, due to expire November 10, 1996, bear interest based on LIBOR. In late 1995, the Company completed negotiations with a consortium of international banks to obtain additional credit lines. Beginning in fiscal 1996, such credit lines will total $11,300,000.

        Foreign credit agreement borrowings indude long-term arrangements at fixed and variable rates with the Industry' Ministry of Italy, totaling $1,832,000 (due 1996 - 2000) and $1,271,000 (due 1998 - 2009), respectively, and variable rate borrowings with various international banks of $3,584,000 (due 1996 - 2003). Further, two of the aforementioned arrangements are mortgage notes, in which the Company has pledged the respective land and buildings as collateral. These facilities had an aggregate net book value of $9,476,000 at December 31, 1995. During 1995, the average interest rate for all foreign credit arrangements approximated 5.78%.

NOTES
to Consolidated Financial Statements

        In May, 1995, the Company called for the redemption of the remaining Convertible Subordinated Debentures, issued in 1992 in connection with the acquisition of Alliance Telecommunications Corporation; such debentures were converted into 351,834 shares of the Company's common stock.

        The floating rate industrial revenue bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the bonds, and which approximated 5.07% at December 31, 1995. The average interest rate for all industrial revenue borrowings approximated 3.85% during 1995.

        At December 31, 1995, the Company had outstanding a $15,000,000 borrowing from an insurance company which bears interest at a fixed rate of 8.13% per annum, and is due in installments of $5,000,000 in each year 2001 through 2003. The Note Agreement contains covenants and restrictions similar to the Company's revolving credit agreement.

        In connection with one of its emissions inspection programs, the Company has entered a lease agreement under which it will lease the land and inspection facilities for an initial lease term equal to the program life of ten years. The lease agreement contains an extension agreement such that if the inspection program is extended, the lease is automatically extended to run concurrently with the program life. For financial reporting purposes the lease has been classified as a capital lease; accordingly, an obligation and related asset of approximately $16,375,000, have been recorded at December 31,1995.

        The aggregate maturities of long-term obligations for the years 1996 through 2000 are as follows (amounts in thousands):

         1996        1997     1998     1999     2000
        $2,418      $2,398   $2,372   $2,247   $2,404
-----------------------------------------------------------------------------

        The Company's borrowing agreements include various restrictive covenants as to the amount and type of indebtedness, investments and guarantees, maintenance of net worth, the purchase or redemption of the Company's shares and the disposition of assets of the Company not in the ordinary course of business.

Note 3: Other Assets and Liabilities

Other assets consisted of the following (amounts in thousands):
                                                                        1995    1994
Capitalized computer software and database files                      $12,645   $10,869
Deferred start-up and pre-operating costs                               6,100     5,238
Investment in specialty rubber products business                        4,344     4,344
Unliquidated assets of discontinued operations                          3,282     2,227
Investement in telecommunication company, at cost                       2,778     1,701
Prepaid pension costs                                                   2,244     1,481
Other                                                                   8,924     7,411
                                                                      -----------------
                                                                      $40,317   $33,271
=======================================================================================

Other liabilities and deferred credits consisted of the following
(amounts in thousands):

                                       1995    1994
Minority interests                    $ 7,376 $ 2,148
Deferred income taxes                   5,549   1,596
Long-term pension liabilities           3,637   6,289
Accrued postretirement benefits         1,599   3,112
Casualty self insurance reserves          860   2,334
Deferred compensation liabilities         207     763
Other                                   2,459   2,132
                                      ---------------
                                      $21,687 $18,374
=====================================================

Note 4: Capital Stock

The Company is authorized to issue up to 50,000,000 shares of common stock, $1.00 par value, and 3,000,000 shares of preferred stock, without par value, in one or more series. In addition, the Company can fix the powers, designations, preferences and rights of each of the preferred stock series.

        On September 29,1995, the Company completed the spin-off of its truck products business (See Note 9). In connection therewith, the Company's stock plans were amended to reflect the dilution caused by the Spin-off. Where appropriate, all share and per share data have been amended to reflect this.

        The Company has three stock plans, the 1982 Stock Plan, the 1992 Stock Plan and the 1994 Non-Employee Directors Stock Option Plan. The 1982 Stock Plan was terminated in 1992 and was replaced by the 1992 Stock Plan; however, certain stock options and restricted shares of the Company's Common Stock under the 1982 Stock Plan were awarded prior to the termination and remain outstanding, The Company awarded 273,025 restricted shares under the 1982 Stock Plan, and at December 31, 1995, 240,816 of these restricted shares have vested. Vesting of such shares is subject to the restriction that the Company reports net income per common share, before extraordinary and certain other nonoperating items, of 10% or more in excess of the net income target for the most recent preceding year during which restricted shares vested. The remaining 32,209 shares will vest on April 1,19%.

        The Company's 1992 Stock Plan provides for the granting of options and restricted shares of Common Stock to key employees. In 1995, the stockholders approved an amendment to increase the number of shares available from 1,000,000 to 2,000,000 shares, such shares were subsequently adjusted for the Spin-off. At December 31, 1995, the total number of shares for which the Company may grant options and award restricted shares of the Company's Common Stock cannot exceed 2,228,221 shares, subject to certain adjustments. Options are awarded at a price not less than the fair market value on the date the option is granted. Options may contain stock appreciation rights under which the Company, upon request of the optionee, may at its discretion, purchase the exercisable portion of an option for cash and/or shares at a price equal to the difference between the option price and the market price of

NOTES
to Consolidated Financial Statements

the shares covered by such portion of the option in lieu of issuing shares upon exercise. The Company made no charges to income in connection with the exercise of stock appreciation rights in 1995,1994 and 1993.

        Restricted stock awards made to date under the 1992 Stock Plan were issued at no cash cost to the recipients; however, such employees have agreed to forego salary increases and new stock option grants for a period of two years, other than for exceptional promotions. Generally, the restricted shares vest in 25% increments in the seventh, eighth, ninth and tenth year from the year of award. An accelerated vesting schedule may be triggered if certain performance targets are achieved. Specifically, the vesting of 50% of such shares may be accelerated (but not sooner than three years from the award year) based upon the average sale price of the Company's stock price during a period of 91 consecutive calendar days exceeding specified target levels. The remaining 50% of such shares may be accelerated based on average earnings per common share over three consecutive fiscal years exceeding specified target levels beginning with the award year. At December 31, 1995, the Company had awarded 420,758 restricted shares, inducing 15,000 shares awarded in 1995, 31,202 shares awarded in 1994, and 133,500 shares awarded in 1993. During 1995, 34,870 restricted shares were canceled. To date, the Company has recognized the vesting of 216,068 restricted shares on an accounting basis, of which, 100,475 shares were issued to certain restricted shareholders who qualified for accelerated vesting in accordance with stock price targets set forth in the restricted stock agreements under the 1992 Stock Plan.

        Restricted shares are subject to forfeiture in certain circumstances as defined in the Plans. Unearned compensation, with respect to the 1992 Stock Plan awards, representing the fair value of the restricted shares at date of award, is charged to income over a ten-year period or over the period of actual vesting whichever period is shorter. The amount of unearned compensation expense for the restricted stock awarded under the 1982 Plan is charged to income based on the fair market value of such shares at the time the net income targets are met. Compensation expense with respect to all restricted shares amounted to $391,000 in 1995, $2,794,000 in 1994 and $1,183,000 in 1993.

        In 1994, the stockholders of the Company approved the adoption of the 1994 Non-Employee Directors Stock Option Plan. The total number of shares to be issued under this plan may not exceed 278,528 shares. Each year, each Non-Employee Director who previously has not been employed by the Company will autumatically receive an option to purchase 1,000 shares of Common stock ("Formula Awards"). No Non-Employee Director who previously has been employed by the Company is eligible to receive Formula Awards. However, Non-Employee Directors who have been previously employed by the Company are eligible to receive discretionary awards of options to purchase shares of common stock. At December 31, 1995, the Company had granted options for 242,874 shares under this Plan which includes 12,254 shares awarded during 1995 and 230,620 shares awarded in 1994. The remaining 34,654 shares are reserved for future awards.


        In addition to the 1994 Non-Employee Directors Stock Option Plan, the Board of Directors granted to non-employee directors options to purchase 90,898 shares of common stock held in treasury at $5.25 per share. During 1995, 1994 and 1993, 9,800, 2,000 and 17,600 options, respectively, were exercised under the directors stock option plan. At December 31, 1995, options for 61,498 shares remain outstanding and are all exercisable. These options expire in 1999.

        With respect to employees of the Company, options to purchase 631,603 shares were exercisable on December 31, 1995 and 1,181,405 shares were available for grant of future options. Options outstanding at December 31, 1995 are exercisable at various dates through the year 2005. Option activity for the three years ended December 31, 1995 is summarized as follows:

                                                  Number            Option
                                                of Shares         Price Range
        Balance outstanding December 31, 1992    1,031,062    $ 4.66 to $12.57
        Granted                                     38,010    $15.13 to $25.81
        Exercised                                 (345,710)   $ 4.66 to $11.93
        Terminated and canceled                    (18,150)   $ 5.45 to $ 7.84
                                                ------------------------------
        Balance outstanding December 31, 1993      705,202    $ 4.66 to $25.81
        Granted                                    415,500    $15.75 to $21.88
        Exercised                                  (19,301)   $ 4.66 to $ 7.84
        Terminated and canceled                     (4,000)        $ 12.00
                                                ------------------------------
        Balance outstanding December 31, 1994    1,097,401    $ 4.66 to $25.81
        Granted                                    301,700    $22.00 to $28.00
        Spin-off adjustement                       141,956    $ 4.18 to $20.76
        Exercised                                  (80,806)   $ 4.18 to $22.25
        Terminated and canceled                    (72,325)   $ 7.84 to $23.13
                                                ------------------------------
        Balance outstanding December 31, 1995    1,387,926    $ 4.18 to $28.00
------------------------------------------------------------------------------


        At December 31, 1995 and 1994, 2,847,859 and 1,368,924 common shares, respectively, were reserved for outstanding stock options and for future grants of stock options and restricted shares. In addition, 125,000 shares of Series B Junior Participating Preferred Stock are authorized for issuance under the Company's Stockholder Rights Plan.

        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.123 ("SFAS 123"), Accounting for Stock Based Compensation, which established accounting and reporting standards for stock based employee compensation plans effective in 1996. SFAS 123 encourages entities to adopt the new method ("fair value based method") of accounting; however, it also allows an entity to continue to measure compensation cost prescribed under existing rules ("intrinsic value based method"). Such entities who elect to remain on this method must make certain pro forma disclosures in fiscal year 1996 as if the new fair value method had been applied. At this time, the Company does not expect to adopt the recognition provisions of SFAS 123 and will adopt the required disclosures in 1996.

NOTES
to Consolidated Financial Statements

Note 5: Commitments and Contingencies

The Company's leases consist primarily of facilities and equipment and expire principally between 1996 and 2005. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases included in results from continuing operations approximated $4,600,000 in 1995, $3,000,000 in 1994, and $3,900,000 in 1993. Future minimum payments under noncancelable leases as of December 31, 1995 were as follows (amounts in thousands):

                                         Operating      Capitalized
                                           Leases          Lease
    1996                                 $ 4,470         $ 2,450
    1997                                   3,370           2,450
    1998                                   2,670           2,450
    1999                                   2,220           2,450
    2000                                   2,050           2,450
    Thereafter                             6,730          12,250
                                         -------------------------
      Total minimum lease payments       $21,510          24,500
                                         -------
      Less: amount representing interest                  (8,125)
                                                          --------
 Present value of future minimum lease
      payments including current maturities of $1,181    $16,375
------------------------------------------------------------------


        The Company is self insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workmen's compensation and liability policies and has provided a letter of credit in the amount of $1,982,000.

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

        In connection with the sale of its former specialty rubber products operations and spin-off of its Truck Products business, the Company remains as guarantor or remains contingently liable under certain long-term leases or other obligations assigned to the purchasing/spun-off company.

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

        The Company's Centralized Emissions testing business continues to be hampered by an unsettled political climate and various program implementation problems. For the current status of these programs, see the "Centralized Automotive Emissions Inspection" section of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 33 of this Annual Report.

        The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company has been named as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") with respect to alleged environmental conditions at one industrial site. This action was dismissed on a motion for summary judgment, and the dismissal has been appealed to the United States Court of Appeals for the Sixth Circuit. In addition, the Company settled one environmental matter in 1995 for approximately $70,000, and has submitted a remedial action plan to the Michigan Department of Natural Resources with respect to one other site. The Company believes it is reasonably possible that environmental related liabilities may exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments and the remedial action plan discussed above, the Company believes that the cost of any potential remediation, for which the Company may ultimately be responsible, will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

Note 6: Pension and Employee Benefit Plans

The Company has noncontributory pension plans covering the majority of its full-time employees. Plans covering salaried employees provide benefits that are based on years of service and compensation during the ten-year period prior to retirement, while plans covering hourly employees typically provide benefits based on specified amounts for each year of service. Domestic pension costs are funded in compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, as employees become eligible to participate, generally upon employment.

NOTES
to Consolidated Financial Statements




        Net periodic pension cost of continuing operations for the Company's plans included the following components (amounts in thousands):

                                               1995       1994       1993
Service cost benefits earned
        during the year                     $   926    $ 1,311    $ 1,610
Interest cost on the projected
        benefit obligation                    2,487      3,282      3,196
Actual income on plan assets                 (5,781)    (1,469)
Settlement (gains) costs                     (2,135)        35        549
Net amortization and deferral                 3,193     (2,050)     4,642
                                             ------------------------------
Net periodic pension (benefit) cost          (1,310)     1,109       2347
Less allocated to discontinued
        operations                               --       (414)      (977)
                                             -------------------------------
                                            $(1,310)   $   695    $ 1,370




                In 1995, the Company experienced a settlement gain in the amount of approximately $2,208,000 ($1,325,000 after related deferred income taxes); this net gain was credited to retained earnings in connection with the Spin-off. (See Note 9).

        Plan assets consist principally of equity securities (including 120,000 common shares of the Company) and investments in the separate accounts and general funds of insurance companies. The following tables set forth the plans' combined funded status, principally at December 31, 1995 and 1994 (amounts in thousands):

                                                      Plans Whose   Plans Whose
                                                           Assets   Accumulated
                                                           Exceed      Benefits
                                                      Accumulated        Exceed
                                                         Benefits        Assets
1995:

Actuarial present value of benefit obligations:
   Vested benefits                                       $ 17,564      $  9,870
   Nonvested benefits                                         558            94
                                                        -------------------------
       Accumulated benefit obligation                      18,122         9,964
   Effect of projected future compensation levels           1,384            --
                                                        -------------------------
   Projected benefit obligations                           19,506         9,964
Plan assets at fair market value                           20,860         5,622
                                                        -------------------------
Projected benefit obligation less than (in excess of)
   plan assets                                              1,354        (4,342)
Loss due to actual experience varying from
   actuarial assumptions                                    1,207           606
Prior service cost not yet recognized in pension cost        (141)          156
Transition liability (asset) on adoption of new
   accounting standard to be recognized in the future        (330)           15
Adjustment required to recognize minimum liability             --          (777)
                                                        ---------------------------
Prepaid (accrued) pension cost                           $  2,090      $ (4,342)
-----------------------------------------------------------------------------------


                                                      Plans Whose   Plans Whose
                                                           Assets   Accumulated
                                                           Exceed      Benefits
                                                      Accumulated        Exceed
                                                         Benefits        Assets
1994:

Actuarial present value of benefit obligations:
   Vested benefits                                       $ 22,922      $ 15,783
   Nonvested benefits                                         451           314
                                                        -------------------------
       Accumulated benefit obligation                      23,373        16,097
   Effect of projected future compensation levels           1,930
                                                        -------------------------
   Projected benefit obligations                           25,303        16,097
Plan assets at fair market value                           27,677        10,577
                                                        -------------------------
Projected benefit obligation less than (in excess of)
   plan assets                                              2,374        (5,520)
(Gain) loss due to actual experience varying from
   actuarial assumptions                                     (959)        2,608
Prior service cost not yet recognized in pension cost        (185)          549
Transition liability (asset) on adoption of new
   accounting standard to be recognized in the future        (611)           76
Adjustement required to recognize minimum liability            --        (3,233)
                                                        -------------------------
Prepaid (accrued) pension cost                           $    619      $ (5,520)
---------------------------------------------------------------------------------

        Assumptions used in determining pension cost for the plans are:
                                                          1995             1994
Discount rate                                      7 1/4% - 8%     7 1/2% - 10%
Expected rate of increase in compensation               5 1/2%           5 1/2%
Expected long-term rate of return on plan assets            9%               9%


        The discount rates used by the Company in 1995 are 7 1/4% for all U.S. pension plans and 7 1/2% and 8% (the termination rate) for its Canadian plans which will be terminated in 1996.

        The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The components of the expense for postretirement health care and life benefits from continuing operations are as follows (amounts in thousands);

                                                1995     1994     1993
Net periodic cost:
Service cost benefits attributed to
          service during peried                $  12    $ 182    $ 222
Interest cost on accumulated post-
          retirement benefit obligation          108      348      417
Amortization of (gain) loss                       (7)      51
                                             ---------------------------
Net postretirement benefit cost                $ 113    $ 581    $ 639
Less allocated to discontinued
          operations                              --     (451)    (433)
                                             ---------------------------
                                               $ 113    $ 130    $ 206
------------------------------------------------------------------------

NOTES
to Consolidated Financial Statements

        The components of the accumulated postretirement benefit obligation (all of which are unfunded) are as follows (in thousands):

                                                 1995      1994        1993
Retirees                                     $  1,173   $  1,742      $1,562
Fully eligible active plan participants            78        123         286
Other active plan participants                    302      1,346       3,965
Unrecognized net gain (loss)                       46        (99)       (944)
Accumulated postretirement benefit           -------------------------------
   obligation                                $  1,599   $  3,112    $  4,869
----------------------------------------------------------------------------

        The actuarial calculation assumes a 13.7% increase in the health care cost trend rate for 1995 (14.1% in 1994 and 14.6% in 1993). The assumed rate decreases approximately .5% per year through the 20th year to 6.5% and remains constant beyond that point. The health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $89,000 and increase net periodic cost by $8,000. The weighted average discount used in determining the accumulated postretirement benefit obligation was 7.25% in 1995, 8.25% in 1994 and 7.25% in 1993, respectively. In addition, the Company negotiated and modified certain postretirement pension obligations in prior years which resulted in actuarially based net gains. The Company reported a gain of $1,855,000 (of which, $1,365,000 was included in income from discontinued operations) and $580,000 (all of which is included in income from discontinued operations) in 1994 and 1993, respectively.

        The Company had a deferred bonus plan for select key management employees, including officers, which was terminated as of the end of 1994. The related bonus payments are paid ratably over the succeeding five years in cash, restricted shares of the Company's Common Stock, pursuant to the 1992 Stock Plan, or a combination thereof and may be subject to forfeiture in certain circumstances. As a result of the plan's cessation, the Company continues to pay the outstanding bonus awards over the remaining vesting terms. The bonus awards accrued for 1994 and 1993 were $485,000 and $463,000, respectively. Bonus awards for 1994 are to be paid 50% in restricted stock and 50% in cash. Bonus awards for 1993 and 1992 are to be paid 60% in restricted stock and 40% in cash; all prior awards were earned in cash.


Note 7: Income Taxes

Information with respect to income taxes in continuing operations is as follows (amounts in thousands):

                                                  1995        1994        1993
Provision (Benefit) for income taxes:

Current:
         Federal                              $  3,936    $ 11,342      $   --
         Foreign                                 7,323          --         121
         State and local                           970       1,438       1,465
                                              ---------------------------------
                                                12,229      12,780       1,586
                                              ---------------------------------
Deferred:
         Federal                                 5,876      (1,807)     (1,050)
         Foreign                                   868          --          --
         State and local                           297          --         125
                                              ---------------------------------
                                                 7,041      (1,807)       (925)
                                              ---------------------------------
                                              $ 19,270    $ 10,973       $ 661
                                              ---------------------------------
Income before taxes and minority
         interests:
         Domestic                             $ 33,012    $ 34,098    $ 28,887
         Foreign                                14,805      (3,391)     (4,425)
                                              ---------------------------------
                                              $ 47,817    $ 30,707    $ 24,642
-------------------------------------------------------------------------------

        A reconciliation of the provision for income taxes at the Federal statutory rate of 35% to the reported tax provisions is as follows (amounts in thousands):

                                                     1995             1994        1993
Provision computed at the Federal
         statutory rate                          $ 16,736         $ 10,747    $  8,624
State and local income taxes, net
         of Federal income tax benefit                824              935       1,033
Net higher (lower) tax rates on
         foreign income                             4,166             (471)       (682)
Benefit of foreign sales
         corporation                               (1,523)            (434)         --
Tax benefit from utilization of U.S.
         net operating loss carryforward
         to reduce income tax expense                  --               --      (7,202)
Tax benefit from recognition of future
         benefit of U.S. net operating loss
         carry forward -                               --               --      (1,050)
Impact of minority interests                       (1,059)            (183)       (181)
Other                                                 126              379         119
                                                 --------------------------------------
                                                 $ 19,270         $ 10,973    $    661
---------------------------------------------------------------------------------------

NOTES
to Consolidated Financial Statements

        The following table summarizes the Company's total provision (benefit) for income taxes (amounts in thousands):

                                           1995           1994        1993

Continuing operations                  $ 19,270       $ 10,973    $    661
Discontinued operations                   4,540          6,742       2,822
Cumulative effect of
   accounting Change                         --             --      (2,102)
Tax Benefit of carry-forward
   allocated to goodwill                     --         (1,330)     (6,160)
Allocated to equity:
   Stock options                           (509)           (42)     (1,649)
   Pension gain (loss) from business
      disposition and other
      pension items                       1,164           (940)         --
                                       -------------------------------------
                                       $ 24,465       $ 15,403    $ (6,428)
-----------------------------------------------------------------------------



        The components of deferred tax assets (liabilities) are comprised of the following as of December 31, 1995 and 1994 (amounts in thousands):

                                                  1995        1994
Gross deferred tax assets:
         Inventory                            $  3,732    $  3,545
         Pensions and deferred compensation      1,838       4,523
         Tax credit carryforwards                2,986       2,907
         Product warranty claims                   861       1,696
         Other                                   2,067       1,985
                                              ----------------------
                                                11,484      14,656
                                              ----------------------
Gross deferred tax liabilities:
         Intangible Assets                      (6,820)     (4,981)
         Depreciation                           (1,082)     (2,989)
         Unremitted foreign earnings            (2,154)     (4,721)
         Plant closings and costs of
             discontinued operations            (1,719)         --
         Deferred start-up costs                (1,811)         --
         Other                                  (8,355)     (6,460)
                                              ----------------------
                                               (21,941)    (19,151)
                                              ----------------------
Net deferred tax liabilities                  $(10,457)   $ (4,495)
--------------------------------------------------------------------


        Deferred tax assets and (liabilities) are recorded in the consolidated balance sheet as follows (amounts in thousands):

                                                               1995         1994
Other current assets                                      $     888    $      --
Current liabilities - deferred income taxes                  (5,796)      (2,899)
Other liabilities and deferred credits                       (5,549)      (1,596)
                                                          -------------------------
                                                          $ (10,457)    $ (4,495)
-----------------------------------------------------------------------------------

        During 1995 and 1994, general business tax credits of approximately $359,000 and $300,000, respectively, generated in the respective year, were used to reduce the provision for income taxes. None were utilized in 1993. At December 31, 1995, the Company has available business tax credits in the aggregate amount of approximately $944,000 to reduce future federal income tax liabilities; such tax credits expire during the period 2008 through 2010. The Company also has alternative minimum tax credits in the amount of $2,042,000 available to reduce future federal income tax liabilities.

        United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $3,600,000 at December 31, 1995. While the amount of federal income taxes, if such earnings are distributed in the future, cannot now be determined it is expected such taxes may be reduced by tax credits and other deductions.

        The Internal Revenue Service ("IRS") is currently auditing the Company's tax returns filed for years 1991 and 1992. The last completed audit of the Company's U.S. tax returns by the IRS covered income tax returns through 1980.

Note 8: Industry Segment and Geographic Data

Segment sales and income, identifiable assets, capital expenditures and depreciation and amortization by industry segment are presented in the charts on pages 32 to 35 of this Annual Report and are an integral part of these statements. The distribution of the Company's geographic operations is as follows (amounts in thousands):

                                                1995         1994         1993
Sales and Income

Sales:
        United States                      $ 254,031    $ 211,237    $ 180,083
        Canada                                 6,112        2,068          445
        Europe                                55,234        3,008        5,843
                                           ------------------------------------
                                           $ 315,377    $ 216,313    $ 186,371
-------------------------------------------------------------------------------
Operating Income:
        United States                      $  37,764    $  38,896    $  33,774
        Canada                                   (56)          33         (104)
        Europe                                15,304         (256)         (95)
                                           ------------------------------------
                                              53,012       38,673       33,575
        Financing costs                       (1,821)      (1,294)      (2,190)
        General corporate expenses            (3,374)      (6,672)      (6,743)
                                           ------------------------------------
                                           $  47,817    $  30,707    $  24,642
-------------------------------------------------------------------------------
Assets
United States, including Mexican
        Maquiladora                        $ 282,439    $ 339,135    $ 311,726
Canada                                         6,700        8,835       10,225
Europe                                        74,426        9,746        2,687
                                           ------------------------------------
                                           $ 363,565    $ 357,716    $ 324,638
-------------------------------------------------------------------------------

NOTES
to Consolidated Financial Statements

        Export sales of continuing operations were $98,205,000, $62,175,000 and $48,260,000 in 1995, 1994 and 1993, respectively. Sales and transfers among industry segments of the Company were not significant in any year presented.

        The aggregate net currency transaction and translation amounts in income from continuing operations included a gain of $34,000 in 1995 and losses of $32,000 and $47,000 in 1994 and 1993, respectively.

Note 9: Acquisitions and Dispositions

        On September 8,1995, the Company's Board of Directors declared a spin-off distribution of 100% of the common shares of a newly formed wholly owned subsidiary, TransPro, Inc. ("TransPro") to the Company's common shareholders of record at the close of business on September 29, 1995 (the "Spin-off"). Common shares were distributed on the basis of one share of TransPro common stock for every four shares of the Company's common stock. Prior to the Spin-off, the Company contributed to TransPro cash, the ownership interests in the net assets and liabilities of its Crown and G&O Manufacturing Company divisions and the stock of AHTP II, Inc. and Allen Heat Transfer Products, Inc., which owned the Company's 50% partnership joint venture interest in GO/DAN Industries ("GDI"). These entities comprised the Company's Truck Products Business (the "Business"). Following the distribution, TransPro became an independent, publicly traded corporation.

        On September 29, immediately prior to the Spin-off, the Company caused GDI to redeem the remaining ownership interest from the Company's other joint venture partner, Handy & Harman, thereby making GDI an indirect, wholly owned partnership of the Company Handy & Harman received $24,750,000 in cash consideration for its interests in GDI. TransPro financed its additional investment in GDI through borrowings under the term loan portion of its new credit facility.

        In connection with the Spin-off, the Company has presented the Business as a discontinued operation in the Consolidated Statements of Income. The Company charged the net assets transferred to TransPro (which includes GDI on a fully consolidated basis as a result of the aforementioned redemption on September 29,1995) against its retained earnings. A summary of the net assets distributed is as follows (amounts in thousands):

Cash                                                              $  4,002
Accounts receivable                                                 41,650
Inventories                                                         46,963
Other current assets                                                 3,728
Property, plant and equipment                                       36,186
Other assets                                                         7,590
Accounts payable and accrued expenses                              (35,552)
Long-term debt                                                     (45,666)
Other liabilities                                                   (8,250)
                                                                  ---------
                                                                  $ 50,651
---------------------------------------------------------------------------

        Summarized income statement information relating to the Business' results of operations (as reported in discontinued operations) is as follows (amounts in thousands, except per share data):

                                                 Years Ended December 31,
                                                  1995*      1994       1993
Sales                                         $ 92,933   $115,039   $ 93,660
Operating income                                 9,726     16,113      9,442
Equity in earnings of joint venture              2,219      1,368        407
Net income                                       7,852      9,983      6,061
Income per common share                            .30        .38         26

*The fiscal year 1995 includes results of operations for the nine month period ended September 30, 1995 and excludes transaction costs of $733,000 (after related income taxes of $467,000) related to the distribution of the Business. Further, results of operations are net of allocated interest of $205,000, $402,000 and $718,000 in 1995,1994 and 1993, respectively.


        On March 17, 1995, the Company acquired an additional 40% interest in FOR.E.M. S.p.A. ("FOREM"), a manufacturer of wireless telecommunications products located in Agrate Brianza (Milan), Italy. FOREM owns 62% of Mikom G.m.b.H., located in Buchdorf, (Munich) Germany. The Company had previously acquired an initial 40% of FOREM in December 1994. The purchase price for the 80% ownership interest has aggregated approximately $20,352,000 and includes certain costs of acquisition. Pursuant to the terms of the acquisition, the former shareholders of FOREM may earn additional purchase price based upon earnings (including $3,469,000 earned in 1995). The remaining 20% of FOREM's outstanding stock is subject to certain put/call arrangements between the Company and the sellers. The purchase price for this remaining 20% ownership interest is based upon a formula relative to future earnings.

        This acquisition has been accounted for under the purchase method of accounting. Results of operations for FOREM prior to the latest share acquisition (reported under the equity method of accounting) were not significant.

        A summary of the net assets of FOREM acquired is as follows (amounts in thousands):
Cash                                               $  7,701
Accounts Receivable                                  12,429
Inventories                                           7,178
Fixed Assets                                         12,860
Excess of cost over net assets acquired              13,875
Other assets                                            618
Accounts payable and accrued expenses               (12,570)
Debt                                                (17,877)
Other liabilities                                    (3,862)
                                                   ---------
                                                   $ 20,352
------------------------------------------------------------

NOTES
to Consolidated Financial Statements

        Pro forma combined sales from continuing operations of the Company and FOREM for 1995 and 1994 (assuming the acquisition was effected on November 1, 1993) would have been approximately $330,000,000 and $256,000,000, respectively. Pro forma combined income from continuing operations for 1995 and 1994 would have been approximately $26,100,000 ($.97 per share) and $18,900,000 ($.72 per share), respectively. However, in management's opinion, the pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the acquisition of FOREM taken place on such date or of future results of operations of the combined businesses under the ownership of the Company.

        On June 11,1993, the Company sold its Allen Testproducts division and its wholly owned leasing subsidiary, The Allen Group Leasing Corp. ("Leasing"), to SPX Corporation. The Company accounted for this transaction as a discontinued operation. Pursuant to the sale agreement, the Company also will receive non-competition payments for a three-year period through June 1996. Such payments are recorded by the Company when earned and amounted to $1,555,000, $1,760,000 and $880,000 in 1995, 1994 and 1993, respectively. Net manufacturing sales and lease finance revenues of the sold businesses were $25,879,000 and $6,845,000, respectively, through June 10,1993. Results of discontinued operations are net of allocated interest of $253,000 and also includes allocated income tax expense of $35,000. The loss on sale of this business of $2,936,000 includes $850,000 of foreign currency translation adjustments, previously included as a component of stock-holders' equity, as well as transaction costs related to the sale.

Note 10: Fair Values of Financial Instruments

Financial Accounting Standards Board ("FASB") Statements No.107, "Disclosure about Fair Value of Financial Instruments," and No.119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," are part of a continuing process by the FASB to improve information regarding financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statements.

        Cash and Short-Term Investments: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

        Long-Term Investments: It is not practicable to estimate the fair value of the Company's 8% investment in the common stock of its former specialty rubber products business or its investment in a telecommunications company because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts recorded at December 31,1995 were not impaired and reflect the corresponding fair values. No dividends were paid on these investments.

        Long-Term Debt: The fair values of the Company's long-term debt either approximate fair value or are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

        Off-balance-sheet instruments: The Company utilizes letters of credit to back certain financing instruments and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place. In addition, the Company entered into a foreign currency contract, in December 1995, to offset the impact of currency rate changes against certain assets and liabilities of its Canadian subsidiary. The fair value of such contract is based on quoted market prices of comparable contracts. The carrying amounts and fair values of the Company's financial instruments at December 31,1995 and 1994 are as follows (amounts in thousands):


                                  Carrying Amount  Fair Value
1995
Cash and cash equivalents                 $15,706     $15,706
Non-current investments                     7,122       7,122
Long-term debt                             50,177      49,315
Off balance sheet financial instruments:
   Letters of credit                        1,982       1,982
   Foreign currency contract                4,469       4,472
--------------------------------------------------------------
1994

Cash and cash equivalents                 $55,240     $55,240
Investment securities:
   Non-current investment                   6,045       6,045
   Investment in Joint Venture             24,411      24,411
Long-term debt                             46,054      46,054
Letters of credit                           6,938       6,938
--------------------------------------------------------------

NOTES
  to Consolidated Financial Statements

Note 11: Unaudited Quarterly Finacial Data

Quarterly financial data are summarized as follows (amounts in thousands, except per share amounts):

                                      March 31  June 30   Sept. 30   Dec. 31
1995
Sales                                  $59,265   $88,880   $83,300   $83,932
                                       -------------------------------------
Gross profit                           $22,813   $32,728   $33,588   $30,129
                                       -------------------------------------
Income from continuing
   operations                          $ 4,687   $ 6,504   $ 7,608   $ 6,721
                                       -------------------------------------
Income from discontinued
   operations                          $ 2,369   $ 2,886   $ 1,864   $    --
                                       -------------------------------------
Net income                             $ 7,056   $ 9,390   $ 9,472   $ 6,721
                                       -------------------------------------
Earnings per common share:
   Primary and Fully Diluted:
     Continuing
          operations                   $   .18   $   .24   $   .28   $   .25
                                       -------------------------------------
     Discontinued
          operations                   $   .09   $   .11   $   .07   $    --
                                       -------------------------------------
     Net Income                        $   .27   $   .35   $   .35   $   .25
----------------------------------------------------------------------------
1994
Sales                                  $49,196   $52,072   $55,230   $59,815
                                       -------------------------------------
Gross profit                           $19,392   $22,070   $22,658   $23,108
                                       -------------------------------------
Income from continuing
   operations                          $ 4,260   $ 3,817   $ 5,445   $ 5,689
                                       -------------------------------------
Income from discontinued
   operations                          $ 1,130   $ 2,655   $ 3,123   $ 3,075
                                       -------------------------------------
Net income                             $ 5,390   $ 6,472   $ 8,568   $ 8,764
                                       -------------------------------------
Earnings per common share:
   Primary and Fully Diluted:
     Continuing
          operations                   $   .16   $   .15   $   .21   $   .22
                                       -------------------------------------
     Discontinued
        operations                     $   .05   $   .10   $   .12   $   .11
                                       -------------------------------------
     Net Income                        $   .21   $   .25   $   .33   $   .33
----------------------------------------------------------------------------

Note 12: Supplemental Cash Flow Disclosure

During 1995, the following non-cash transactions were effected and are not reflected in the Consolidated Statement of Cash Flows:

        The Company recorded fixed assets and a related capital lease obligation in the amount of $16,375,000 in connection with leasing land and facilities for one of its emissions inspection programs.

        On September 29, 1995, the Company completed the largely non-cash spin-off of 100% of the common shares of TransPro (See Note 9).

        In May, 1995, the Company called for the redemption of the outstanding $4,917,000 of Convertible Subordinated Debentures. Subsequent thereto, holders converted such debentures into 351,834 shares of Common Stock. The Company had no significant non-cash transactions in 1994.

        During 1993, the following non-cash transactions were effected: On
June 11, 1993, the Company sold its Allen Testproducts and Lease Financing operations. In conjunction with the sale, the Company received an installment note receivable of $19,737,000 and the purchaser assumed $56,300,000 of Leasing indebtedness.

        Approximately $11,453,000 of convertible debentures were converted into 877,269 shares of Common Stock.

        The Company declared a two-for-one stock split, which was paid on October 18, 1993.

        The Company exercised its redemption rights on its convertible Preferred Stock prior to the planned redemption date in July, 1993. This action resulted in the conversion of 2,289,615 shares of Preferred Stock into 4,579,230 shares of Common Stock.

        Information with respect to cash paid during the year for interest and taxes is as follows:

                          1995         1994         1993
Interest paid          $3,840,000   $3,600,000   $4,210,000
Interest capitalized      440,000      970,000           --
Income taxes paid      18,890,000      240,000    2,930,000
------------------------------------------------------------

REPORT
   of Independent Accountants          of Management

To the Board of Directors and Stockholders of The Allen Group Inc.

        We have audited the accompanying consolidated balance sheets of The Allen Group Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Allen Group Inc. as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31,1995 in conformity with generally accepted accounting principles.

        As described in Note 1 to the Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes,"in 1993.


/s/ Coopers & Lybrand L.L.P.
---------------------------

Cleveland, Ohio
February 16, 1996

To the Board of Directors and Stockholders of The Allen Group Inc.

        The Company maintains accounting and related internal control systems which are intended to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce records necessary for the preparation of financial information. There are limits inherent in all systems of internal control, and the cost of the systems should not exceed the expected benefits. Through the use of a program of internal audits and discussions with and recommendations from its independent accounts, the Company periodically reviews these systems and controls and compliance therewith.

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

        The primary responsibility for the integrity of financial information rests with management. Certain valuations contained herein result, of necessity, from estimates and judgments of management, actual results could differ from these estimates. The accompanying consolidated financial statements, notes thereto and other related information were prepared in conformity with generally accepted accounting principles applied on a consistent basis.

/s/ Robert G. Paul
-------------------------------------
Robert G. Paul
President and Chief Executive Offleer


/s/ Robert A. Youdelman

-------------------------------------
Robert A. Youdelman
Senior Vice President-Finance, Chief Financial Officer


/s/ James L. LePorte, III

-------------------------------------
James L. LePorte, III
Vice President Treasurer & Controller, Chief Accounting Officer

FIVE-YEAR SUMMARY 0F OPERATIONS

        (amounts in thousands, except per share data)
Five Years Ended December 31, 1995                        1995         1994          1993           1992           1991
Operating Results:

Sales                                                    $ 315,377     $ 216,313     $ 186,371     $ 129,079     $  80,559
Cost of sales                                              196,119       129,085       110,943        66,686        40,813
Selling, general and administrative expenses                52,614        46,362        40,710        31,045        27,603
Research and development and new product engineering        17,006         8,865         7,886         4,487         2,611
Interest and financing expense                               1,821         1,294         2,190         1,165           666
Loss from joint venture                                         --            --            --           (96)         (250)
                                                         -----------------------------------------------------------------
Income before taxes and minority interests                  47,817        30,707        24,642        25,600         8,616
Provision for income taxes                                  19,270        10,973           661         1,279         1,605
                                                         -----------------------------------------------------------------
Income before minority interests                            28,547        19,734        23,981        24,321         7,011
Minority interests                                          (3,027)         (523)         (518)         (608)         (201)
                                                         -----------------------------------------------------------------
Income from Continuing Operations                           25,520        19,211        23,463        23,713         6,810

Discontinued  Operations:
     Income (loss) from discontinued operations              7,119         9,983         1,498        (5,606)       10,631
     Gain (loss) on sale of discontinued businesses             --            --        (2,936)           --            41

Cumulative Effect of Accounting Changes                         --            --         2,102        (2,767)           --
                                                         -----------------------------------------------------------------
Net Income                                               $  32,639     $  29,194     $  24,127     $  15,340     $  17,482
--------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stock                    $  32,639     $  29,194     $  21,947     $  11,315     $  13,457
--------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Per Common Share
     (Primary and Fully Diluted):
     From continuing operations                          $     .95     $     .74     $     .93     $    1.00     $     .15
     Discontinued operations:
          Income (loss) from discontinued operations           .27           .38           .06          (.29)          .57
          Loss on sale of discontinued businesses               --            --          (.13)           --            --
     Cumulative effect of accounting changes                    --            --           .10          (.14)           --
                                                         -----------------------------------------------------------------
     Net income per common share                         $    1.22     $    1.12     $     .96     $     .57     $     .72
--------------------------------------------------------------------------------------------------------------------------
 Financial Condition:
     Total assets: Manufacturing                         $ 363,565     $ 357,716     $ 324,638     $ 304,111     $ 217,291
                 Lease financing                                --            --            --        83,811        90,661
                 Total company                             363,565       357,716       324,638       387,922       307,952
     Working capital - Manufacturing                        93,371       107,940        71,808        67,013        84,112
     Current ratio - Manufacturing                            2.11          2.54          2.22          1.96          2.71
     Total debt: Manufacturing                              55,799        45,064        52,597        68,083        25,398
                 Lease financing                                --            --            --        63,151        67,943
                 Total company                              55,799        45,064        52,597       128,177        85,127
     Stockholder equity                                    210,377       224,181       195,161       159,339       141,807
     Debt to equity ratio; Manufacturing                       .27           .20           .27           .47           .20
                         Lease financing                        --            --            --          4.90          5.17
                         Total company                         .27           .20           .27           .81           .60
     Book value per common share                              7.92          8.59          7.52          5.08          4.48
     Shares outstanding at year end                         26,560        26,107        25,964        20,058        18,832
     Return on stockholders' equity                           14.7%         14.1%         12.6%         13.5%         13.0%
     Capital expenditures                                   24,498        14,833        11,360         6,653         4,976
     Depreciation                                            8,896         7,477         6,611         6,701         6,325
     Number of employees                                     2,800         2,700         2,500         3,000         2,400
--------------------------------------------------------------------------------------------------------------------------

All per share data have been restated to reflect stock dividends and stock splits.

Management's Discussion and Analysis of
Financial Condition and Results
of Operations

Results of Operations


Overview
($ millions                         1995       1994       1993
Sales                             $ 315.4    $ 216.3    $ 186.3
Income before taxes
  and minority interests             47.8       30.7       24.6
Income from continuing operations    25.5       19.2       23.5
Net income                           32.6       29.2       22.0
Total assets                        363.6      357.7      324.6
Capital expenditures                 24.5       14.8       11.4
Depreciation                          8.9        7.5        6.6
===============================================================

Sales and income before taxes and minority interests increased by 46% and 56%, respectively, over 1994. The increase in sales and income is due in large measure to the 80% acquisition of Italy based FOR.E.M. S.p.A. and its majority owned German subsidiary, Mikom G.m.b.H. (collectively referred to herein as 'FOREM'), manufacturers of wireless telecommunications products, which contributed $55 million in sales for the nine-month period in which they are included in the Company's consolidated statement of income. The balance of the Company's sales growth is primarily due to increased sales of the Company's existing mobile communications product lines.

        The increase in sales in 1994 as compared with 1993 was primarily due to the continued strong growth of the systems products and mobile and base antennas product lines of the Mobile Communications segment. In 1994, income before taxes and minority interests increased due to higher sales; however, this was more than offset by a significantly higher provision for income taxes. This increase in income tax expense was a result of the recognition, in 1993, of the Company's remaining U.S. tax loss carryforwards and resultant accrual of a full effective tax rate in 1994. As a result of the higher tax provision, income from continuing operations in 1994 of $19.2 million ($.74 per common share) declined from the 1993 earnings level of $23.5 million ($.93 per common share). The higher proportionate decline in earnings per common share than otherwise indicated by the level of decline in income from continuing operations was due to higher average common and common equivalent shares outstanding. This higher level of shares was a result of the conversion of the Company's convertible preferred stock and a portion of its convertible debentures into common shares during the latter part of 1993.

Mobile Communications

(In millions)              1995        1994       1993
Sales                     $ 306.6    $ 213.5     $ 183.6
Operating income             55.9       39.9        34.6
Identifiable assets         277.9      195.1       184.7
Capital expenditures         16.8        6.5         6.4
Depreciation                  8.3        3.6         2.7
========================================================

Sales of systems products increased $19 million (25%) to $95.1 million while in 1994 sales grew $13.7 million (22%) to $76.1 million. Sales in 1993 were $62.4 million. The increase in sales is largely attributable to the addition of FOREM's repeater products which added $16 million of sales in 1995. In addition, demand for the Company's Extend-A-Cell and microcell products was strong; however, the emphasis in sales has, as anticipated, shifted from domestic to international markets. Increased sales in the international markets in 1995 more than offset a decline in domestic sales. The Company expects international sales growth of systems products to outpace domestic growth in 1996. The Company introduced its new SmartCell product in the latter part of 1995, which is anticipated to provide incremental sales in 1996. In 1994, the domestic market continued a strong build-out of cellular systems, particularly in rural areas; however, during the latter part of 1994, the Company began to see indications that domestic demand was peaking which, as indicated above, was realized in 1995.
        Site management and other non-antenna products sales increased $59.9 million, to $112.9 million, over the 1994 levels of $53.0 million and 1993 sales of $49.1 million. The FOREM acquisition in 1995 accounted for $39 million of the increase in sales. In December 1994, the Company acquired a 40% interest in FOREM and subsequently increased its ownership to 80% in early 1995. Beginning February 1, 1995, the Company consolidated the results of operations of FOREM; accordingly, results of operations include those of FOREM for the nine months ended October 31, 1995. FOREM's results of operations are included on a two-month lag basis in order to facilitate the timely preparation of financial statements. (Also, see Note 9 of Notes to Consolidated Financial Statements.) The inclusion of FOREM is expected to expand the overall international market share as the Allen Telecom Group companies share marketing and product strategies. In 1994, sales of site management products increased $3.9 million (8%) over 1993. While the Company achieved some success with new customers, sales were negatively impacted by price reductions taken on certain of its filter products in 1994.
        Sales of the mobile and base station antennas product line increased $5.1 million (7%) to $73.8 million in 1995, which increase was to a lesser degree than 1994, where sales grew $11.5 million to $68.7 million (20%) over 1993's level of $57.2 million. The base station antenna business performed well in 1995 as a result of the upgrading of base stations from analog to digital technology, which was often accompanied by upgraded new antennas, and penetration of new export markets, China in particular.
        The frequency planning, systems design and related services product line grew significantly in 1995 as sales increased $9.1 million (58%) to $24.8 million. This is as compared to a $.8 million (5%) increase in 1994 to $15.7 million. Sales in 1993 were $14.9 million. The 1995 sales increase reflects the high demand for engineering and consulting services for personal communication systems ("PCS"). This business, operated by the Company's Comsearch division, does consulting work with nearly all major PCS operators. As a result, this business should

Management's Discussion and Analysis of
Financial Condition and Results
of Operations

continue to see excellent sales growth throughout 1996. The modest increase in sales in 1994 was related primarily to higher frequency planning services pertaining to the build-out of digital cellular systems.
        During 1995, international sales of the Company's Mobile
Communications segment increased substantially and is now more than 50% of total sales. The Company's export sales from the U.S. are primarily to major wireless telephony companies, and are typically payable in U.S. dollars.
FOREM's sales are primarily in Europe to major European OEMs and cellular or PCS operators in local currencies. The Company sees no significantly greater risk as a result of the greater proportion of international business.
        Operating income of the Mobile Communications segment increased to $55.9 million in 1995 as compared with $39.9 and $34.6 million in 1994 and 1993, respectively. The increase in operating income in 1995 is primarily due to the acquisition of FOREM, which contributed $15.3 million to operating income. Domestic operating income was adversely affected by significantly higher research and development, new product and software development costs for new
PCS products and the next generation of SmartCell products, as well as lower margins on systems products. The increase in operating income in 1994, compared with 1993, reflects the growth in sales and would have been higher except that this segment incurred charges of $2.0 million relating to certain telecommunication venture investments.
        The minority interests as set forth in the Consolidated Statements of Income of $3.0, $.5 and $.5 million for 1995, 1994 and 1993, respectively, relate entirely to the Mobile Communications segment. The substantial increase in 1995 relates to the outstanding 20% minority ownership interest in FOR.E.M. S.p.A. and a 38% minority interest in its subsidiary, Mikom G.m.b.H.

Centralized Automotive Emissions Inspections

(In millions)                1995     1994     1993
Sales                        $ 8.8    $ 2.8    $ 2.7
Operating loss                (2.9)    (1.2)    (1.0)
Identifiable assets           47.3     14.8      9.1
Capital expenditures           7.7      5.9       .7
Depreciation                    .6       .6       .5
====================================================

This business segment is operated by the Company's MARTA Technologies, Inc. ("MARTA") subsidiary. In 1994 and 1993, MARTA's sole source of revenue was its Jacksonville, Florida emissions testing program. In 1993, MARTA was awarded emissions testing contracts for the State of Maryland and the El Paso region of Texas, and in 1994, was awarded programs for the Cincinnati region of Ohio and in Northern Kentucky.
        The Maryland program, originally scheduled to begin operations on January 1, 1995, was delayed and revenue generating operations began on May 1, 1995. This program accounted for the increase in sales in 1995 over 1994. MARTA's contract with the State of Texas was, as discussed more fully below, officially terminated in January 1996. On February 1, 1995, this program had been suspended prior to start-up (along with similar programs for another contractor in Dallas and Houston). The Cincinnati program officially began full revenue generating operations on January 1, 1996 and should begin to favorably affect operating results in 1996 with revenues anticipated to be in the range of $10-$11 million. The Northern Kentucky program, also originally scheduled to begin operations on January 1, 1996, was delayed by the State in early 1995 and continues to remain uncertain as the State reviews its options for implementation of an emissions inspection program. In the latter part of 1995, Kentucky and MARTA re-initiated negotiations for a nine to ten year program; these negotiations are continuing.
        As indicated above, MARTA's contract with the State of Texas was terminated, which allows the Company to formally proceed with the settlement and damage provisions set forth in its contract with the State. The Company continues to believe that its contract provides for appropriate compensation, and anticipates filing a claim with the State early in 1996. The recorded carrying value of its investment in the El Paso program is approximately $7.9 million at December 31, 1995. Although MARTA continues to incur certain costs (in particular, interest on the carrying value of its investment), these costs are, for financial reporting purposes, being expensed as incurred and will be included in the claim filed with the State. MARTA will pursue all remedies available to protect its interest regarding its investment in the program; however, it is not possible at this time to predict the ultimate outcome of the settlement process or the timing of the receipt of any funds related thereto which would be subject to appropriation by the State of Texas. It is possible that this process would continue into fiscal year 1997 before a resolution is reached.
        Programs for emissions testing as mandated by the Federal Environmental Protection Agency ("EPA") pursuant to the 1990 amendments to the Federal Clean Air Act continue to be hampered by an unsettled political climate and various implementation problems which have delayed programs previously awarded and the bidding and awarding of new programs. Even with respect to MARTA's existing operations in Jacksonville, Maryland and Cincinnati, there exists proposed legislation, or the discussion of legislation, to change, amend or cancel programs. Given recent history, both for MARTA and other industry contract operators, there is no certainty that the future might not bring substantial changes in this business. However, several states, such as California, Georgia and New Jersey, appear to be moving forward with the bidding of new emissions test programs. MARTA believes it is well positioned, both in terms of experience and financial viability, to be a significant competitor in the centralized emissions testing industry.
        MARTA's operating losses reflect the incurrence of bidding costs and the build-up in organization structure for future programs. Results for 1995 were also adversely affected by start-up problems in Maryland and Texas. In 1994, the loss is offset, in part, by a $1.1 million gain from the construction phase of the Maryland program, relating primarily to the interest savings from financing the design and construction of facilities.
        The increase in identifiable assets in 1995 relates principally to the cost of equipment and the capitalization of the leased facilities, pursuant to a capitalized lease obligation for the Cincinnati, Ohio program.

Management's Discussion and Analysis of
Financial Condition and Results
of Operations

Financing Costs
(In millions)                     1995     1994    1993
Interest and financing expense:
  Interest expense              $ (3.2)  $ (2.5)  $ (3.2)
  Interest income                  1.4      1.2      1.1
========================================================

Interest expense increased in 1995, compared with 1994, due primarily to the acquisition and inclusion of FOREM. Higher interest income relates to the investment of funds generated late in 1994 and invested throughout 1995 and interest income of FOREM offset, in part, by the elimination of interest income on the note received in the sale of the Company's automotive diagnostic equipment business in 1993.
        Interest expense declined in 1994, compared with 1993, due to the conversion of the Company's convertible subordinated debentures into common stock during the third quarter of 1993 and lower interest rates. The increase in interest income in 1994 reflects an increase in investment income pertaining to the generation of cash from operations offset, in part, by lower interest income earned on the proceeds of a note received in the sale of the Company's automotive diagnostic equipment business in 1993. This note (which was prepaid in May 1994) bore interest at a higher rate than subsequent investment yields.
        During 1995 and 1994, a majority of the Company's domestic cash was invested in tax-exempt securities, which has the impact of lowering the net interest yield as compared with comparable pre-tax instruments.

General Corporate
(In millions)                       1995     1994      1993
General corporate expenses, net    $ (3.4)  $ (6.7)   $ (6.8)
Corporate identifiable assets        38.4     73.5      55.9
============================================================

Lower general corporate expenses in 1995, as compared with 1994, reflects principally significantly lower amortization of unearned compensation relating to restricted stock plans, which amounted to $.4 million in 1995 as compared with $3.1 and $1.3 million in 1994 and 1993, respectively, as well as lower general corporate insurance costs. In 1996, the amortization of unearned compensation is expected to more closely approximate the 1995 amount. General corporate expenses are net of income from a non-competition agreement in the amount of $1.6, $1.8 and $.8 million in 1995, 1994 and 1993, respectively. The agreement pursuant to which these payments are made expires in June 1996.
        The slight decline in general corporate expenses in 1994, as compared with 1993, reflects generally lower corporate office expenses and the higher aforementioned non-competition payments, offset, in part, by the increased amortization of unearned compensation on restricted stock.
        Corporate identifiable assets consist of cash, unliquidated assets remaining from the sale of businesses and other general corporate assets. The decline in Corporate assets in 1995 from 1994 relates primarily to the reduction in cash utilized to finance the growth of the business. The increase in assets in 1994, compared with 1993, related principally to increased cash generated from profitable operations and the collection of an outstanding $19.7 million note received from the sale of the automotive diagnostic equipment business in 1993.

Income Taxes
($ millions)                     1995     1994    1993
Provision for income taxes      $ 19.3   $ 11.0   $ .7
Effective tax rate                40.3%    35.7%   2.7%
======================================================

The effective tax rate in 1995 is higher than 1994 due in large measure to the inclusion of FOREM, which carries a tax burden of approximately 55%, offset, in part, by the tax benefits attributable to the Company's foreign sales corporation. In 1994, the Company began accruing U.S. Federal income taxes at the full statutory rate as a result of having recognized all of its remaining tax loss carryforwards in 1993. The lower tax rate in 1993 reflects the benefit of utilizing such U.S. net operating loss carryforwards to reduce U.S. income tax expense, offset, in part, by the impact of state and local taxes. The 1993 tax provision was further reduced by approximately $1.1 million ($.04 per common share), representing the tax benefit of the Company's remaining U.S. net operating loss carryforwards. Such benefit was subsequently realized in 1994.
        In addition, the Company has recorded certain other deferred tax assets which were offset against the excess of cost over the net assets of businesses acquired ($1.3 million in 1994 and $6.2 million in 1993) and other deferred tax assets relating to the bargain purchase element of employee stock option exercises which were credited to stockholders' equity of approximately $.5, $.1 and $1.6 million in 1995, 1994 and 1993, respectively.
        With the inclusion of FOREM for the full year 1996, which carries a high tax rate on income, it is quite possible the effective tax rate in 1996 could exceed that of 1995. See Note 7 of Notes to Consolidated Financial Statements for additional information.

Other Information

Spin-off of TransPro Inc.

On September 29, 1995, the Company completed the spin-off of its automotive and truck products business (including its GO/DAN Industries joint venture) to a newly formed public company, TransPro, Inc. (the "Spin-off"). The primary purpose of the Spin-off was to enable both the Company and TransPro to independently pursue their own strategies and objectives. The Company recognized that no significant synergies existed between the Company and TransPro in terms of their respective operations, customer base or distribution networks.
        The Company is currently employing a business strategy that involves, among other things, the expansion of its telecommunications equipment business, through both strategic acquisitions and capital expenditure programs. In its pursuit of strategic acquisitions, the Company believes that the Spin-off will enable it to use its common stock as an acquisition currency, thereby effectively reducing the cost of such acquisitions to the Company.
        The Spin-off also will enable TransPro to independently pursue its own business strategies and objectives, and establish its own criteria for making capital investments and/or strategic acquisitions. In addition, TransPro will gain an independent, direct access to the capital markets.

Management's Discussion and Analysis of
Financial Condition and Results
of Operations

This transaction was accounted for as a discontinued operation in the Company's Consolidated Statement of Income. See Note 9 of Notes to Consolidated Financial Statements.

Inflation
The overall impact of the low rate of inflation in recent years has had no significant impact on the Company.

Environmental
The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and financial liability to the Company. See Note 5 of Notes to Consolidated Financial Statements for additional information.

Liquidity and Capital Resources
($ millions)             1995     1994       1993
Total Debt              $ 55.8    $ 45.1    $ 52.6
Stockholders' equity     210.4     224.2     195.2
Debt to equity ratio      .3:1      .2:1      .3:1
==================================================

In 1995, the Company had a net cash utilization of $.6 million from continuing operations as compared with a cash generation of $46.6 and $6.0 million in 1994 and 1993, respectively. The decline in cash generation in 1995 as compared with 1994, despite an increase in income from continuing operations to $25.5 million from $19.2 million, reflects a $42 million investment in working capital to support sales growth, particularly in Europe and international markets, as well as approximately $19 million in income tax payments. In 1995, the Company also invested nearly $36 million in capital expenditures (Mobile Communications and Centralized Emissions Testing segments) and software development costs for new products, particularly in the PCS area. All of these were financed through the use of internally generated funds and available cash investments.
        The significant cash generation in 1994, as compared with 1993, reflects the strength of earnings, as well as the one-time cash savings attributable to the utilization of remaining U.S. net operating loss carryforwards to reduce cash tax payments. These loss carryforwards contributed approximately $15.5 million to cash flow. Further, the Company received $19.7 million of proceeds from a note received in connection with the sale of a business in 1993.
        While the Truck Products business was a positive contributor to cash flow, the Company does not anticipate that the Spin-off will have any affect on liquidity or capital resources. The Spin-off was accounted for as a dividend ($50.7 million) and is the reason for the decline in stockholders' equity from 1994 to 1995.
        With respect to strategic acquisitions, the Company believes the Spin-off will enable it to use its common stock as an acquisition currency. Further, the Board of Directors has decided to discontinue cash dividends on common stock for the foreseeable future after payment of the September 1995 dividend, in order to retain cash for investments to support growth in the Mobile Communications segment.
        As described in Note 2 of Notes to Consolidated Financial Statements, the Company entered into a new revolving credit agreement which provides for borrowings of up to $75 million for the Company and $60 million for MARTA, none of which were utilized at December 31, 1995. The agreement expires in December 1999 and provides for continued financial flexibility to fund growth and expansion.
        The future capital needs of the Company will be directed toward continued penetration and expansion in the wireless communications industry, both internally and through strategic alliances and acquisitions. Capital expenditures in 1995 for the Mobile Communications segment aggregated $16.8 million and are estimated to approximate $18 million in 1996, of which $2.5 million was committed at December 31, 1995. The significant increase in capital expenditures in 1995 reflects the increase in productive capacity necessitated by the increase in sales volume, both domestically and at FOREM.
        The potential capital requirements with regard to MARTA are dependent upon the successful award of programs, and their scheduled start-up dates. In 1995, MARTA substantially completed the Cincinnati, Ohio program and all but two of the thirteen test facilities were brought on-line by December 31, 1995; MARTA expects to incur approximately $1.0 million to complete the start-up of these facilities. The land and building for the Cincinnati program were acquired, constructed and financed by an independent third party developer. MARTA has leased the facilities from the developer under a ten-year capital lease in the amount of $16.4 million, which accounts for the Company's increased debt level over 1994. MARTA is presently considering the use of low cost (approximately 7%) bond financing in the amount of approximately $11 million to finance its equipment and start-up cost investment for the Cincinnati program to be repaid over the remaining program life. At December 31, 1995 MARTA had no other significant commitments with respect to program expenditures. The Company has $60 million of credit lines available for MARTA and may seek third party asset based financing in respect to future programs.
        The Company believes that continued profitability and available unused credit lines provide sufficient liquidity to fund future growth, expansion and acquisitions.

SHAREHOLDER INFORMATION

Exchange Listings

Common Stock
(Ticker Symbol - ALN)
New York Stock Exchange
Pacific Stock Exchange

Transfer Agent and Registrar

Harris Trust Company of New York
P.O. Box A3504
Chicago, Illinois 60690

Stock
Price
Range

(dollars per share)
1991    $ 4.50      $10.00
1992    $ 9.44      $15.00
1993    $12.94      $29.19
1994    $13.50      $25.63
1995    $21.25      $39.38



Market Price Range of Common Stock

                            1995            1994            1993
                         High    Low     High    Low     High     Low
        1st Quarter     25 1/2  21 1/4  18 3/4  13 1/2  17 1/16 12 15/16
        2nd Quarter     29 5/8  22 0/0  18 3/8  14 0/0  23 1/16 16 0/0
        3rd Quarter     39 3/8  29 1/8  22 1/4  15 3/4  29 3/16 20 3/4
        4th Quarter     35      21 7/8  25 5/8  19 3/8  29      15 1/4
        ----------------------------------------------------------------


Auditors

Coopers & Lybrand L.L.P.
Cleveland, Ohio

Form 10-K or additional
information about the Company

Stockholders and others interested in obtaining additional information about the Company may do so by writing or calling The Allen Group Inc., 25101 Chagrin Blvd., Beachwood, Ohio, 44122-5619, (216)765- 5822. The Form 10-K Annual
Report, including financial statements and schedules, will be furnished without charge. Information concerning the Company can also be found on the Internet at http://www.allengroup.com.

Affirmative Action Policy

It is the policy of The Allen Group Inc. that all employees will be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin, in all personnel actions. No employee or applicant for employment will receive discriminatory treatment because of physical or mental handicap in nagard to any position for which the employee or applicant for employment is qualified.

Stockholders

As of March 1, 1996, The Allen Group Inc. had outstanding 26,577,795 shares of Common Stock owned by 2,139 holders of record.

Aronnal Stockholders' Meeting

The Annual Meeting of Stockholders will be held at the Cleveland
Marriott Society Center, 127 Public Square, Cleveland, Ohio on Tuesday, April 23, 1996 at 9:30 a.m.

Dividends Declared On Common Stock

                1995      1994      1993     1992     1991
1st Quarter     $.05      $.04      $.03     $.025        -
23d Quarter     $.05      $.04      $.03     $.025        -
3rd Quarter     $.05      $.04      $.03     $.025    $.023
4th Quarter        -      $.05      $.04     $ .03     $023
-----------------------------------------------------------


Board of Directors

GEORGE A. CHANDLER                              ALBERT H. GORDON                        JOHN F. MCNIFF
Business Consultant                             Advisory Director                       Vice President - Finance
Princeton, New Jersey                           Investment Banking Division             Dover Corporation,
                                                of PaineWebber Incorporated,            New York, New York
PHILIP WM. COLBURN                              New York, New York
Chairman of the Board                                                                   ROBERT G. PAUL
The Allen Group Inc.                            WILLIAM O. HUNT                         President and
                                                Chairman of the Board                   Chief Executive Officer,
JILL K. CONWAY                                  Chief Executive Officer                 The Allen Group Inc.
Visiting Scholar,                               and President, Intellicall Inc.
Program in Science,                             and Vice Chairman of the Board,         CHARLES W. ROBINSON
Technology and Society,                         Hogan Systems, Inc.,                    Chairman,
Massachusetts Institute of Technology,          Dallas, Texas                           Robinson & Associates Inc.,
Cambridge, Massachusetts                                                                Sante Fe, New Mexico
                                                J. CHISHOLM LYONS
                                                Vice Chairman of the Board,             WILLIAM M. WEAVER, JR.
                                                The Allen Group Inc.,                   Limited Partner Emeritus
                                                Counsel to Smith Lyons,                 Alex, Brown & Sons Incorporated,
                                                Toronto, Ontario, Canada                New York, New York

                      The Company and its Board of Directors note with sadness the untimely passing in 1995, of its long time director, colleague and friend Richard S. Vokey. He served on the Board of Directors for 18 years.
                                                        We shall miss him.



MANAGEMENT

PHILIP WM. COLBURN                              ROBERT A. CAMERON                       PETER MAILANDT
Chairman of the Board                           President,                              President,
                                                Site Products Division                  Decibel Products Division
ROBERT G. PAUL
President and                                   JERRY W. CARTER                         GOFFREDO MODENA
Chief Executive Officer                         President,                              Managing Director
                                                MARTA Technologies, Inc.                FOR.E.M.S.p.A.
ROBERT A. YOUDELMAN
Senior Vice President- Finance                  TERRY N. GARNER                         MICHAEL K. MORIN
Chief Financial Officer                         President,                              President,
                                                Grayson Electronics Company             Comsearch
MCDARA P. FOLAN, III
Vice President, Secretary                       F. KIM GORYANCE                         CHRISTOPHER H. MORTON
and General Counsel                             President,                              President,
                                                Antenna Specialists Division            Allen Telecom Systems Division
JAMES L. LEPORTE, III
Vice President, Treasurer and Controller        JOHN P. KEPPLE                          KARL-HEINZ SCHMIDT
                                                Chief Operating Officer                 Managing Director,
ERIK H. VAN DER KAAY                            and Executive Vice President            Mikom G.m.b.H.
Vice President and President                    of Allen Telecom Group, Inc.
of Allen Telecom Group, Inc.
