Form 10-K405, Exhibit 13
period 1996-12-31
ALLEN GROUP INC
filed 1997-03-27
CIK 3721

                                                                      Exhibit 13


                               ALLEN TELECOM INC.



                               Annual Report 1996

BOARD OF DIRECTORS



Philip Wm. Colburn
Chairman of the Board,
Allen Telecom Inc.

J. Chisholm Lyons
Vice Chairman of the Board,
Allen Telecom Inc.,
Counsel to Smith Lyons,
Toronto, Ontario, Canada

George A. Chandler
Business Consultant,
Princeton, New Jersey

Jill K. Conway
Visiting Scholar,
Program in Science,
Technology and Society,
Massachusetts Institute
of Technology,
Cambridge, Massachusetts

Albert H. Gordon
Advisor and Director,
Deltec, Inc.,
New York, New York

William O. Hunt
Chairman of the Board,
Chief Executive Officer,
President and Director,
Intellicall Inc.
Dallas, Texas

John F. McNiff
Vice President - Finance and Director,
Dover Corporation,
New York, New York

Robert G. Paul
President and
Chief Executive Officer,
Allen Telecom Inc.

Charles W. Robinson
Chairman,
Robinson & Associates Inc.,
Santa Fe, New Mexico

William M. Weaver, Jr.
Limited Partner Emeritus,
Alex, Brown & Sons
Incorporated,
New York, New York


MANAGEMENT

Philip Wm. Colburn
Chairman of the Board

Robert G. Paul
President and
Chief Executive Officer

Erik H. van der Kaay
Executive Vice President

Robert A. Youdelman
Executive Vice President,
Chief Financial Officer

McDara P. Folan, III
Vice President, Secretary
and General Counsel

James L. LePorte, III
Vice President,
Treasurer and Controller

Peter de Villiers
Vice President,
Strategic Development

Andrea Casini
Managing Director,
Tekmar Sistemi S.r.l.

Kenton S. Day
President,
Signal Science, Incorporated

Terry N. Garner
President,
Grayson Electronics Company

F. Kim Goryance
President,
Antenna Specialists Division

John P. Kepple
President,
Allen Telecom Site Products

Peter Mailandt
President,
Decibel Products Division

Goffredo Modena
Managing Director,
FOR.E.M. S.p.A.

Michael K. Morin
President,
Comsearch

Christopher H. Morton
President,
Allen Telecom Systems Division

Karl-Heinz Schmidt
Managing Director,
Mikom G.m.b.H.

Safe Harbor Cautionary Statement

Statements made in this Annual Report which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Companys future performance and financial results are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements due to a variety of factors, including, among others, the uncertain level of purchases by current and prospective customers of the Companys products and the impact of competitive products and pricing. Further, the amount of charges to discontinued operations with respect to the centralized automotive emissions testing business will depend on a number of factors, including, among others, the outcome of negotiations with the purchaser of one test program and various state representatives, as well as the valuation of assets to be sold, transferred or otherwise realized.


THE YEAR AT A GLANCE

                                     1996            1995
                                     ----            ----

FINANCIAL HIGHLIGHTS:

Sales                           $ 369,498,000   $ 306,556,000
Income Before Income Taxes
   and Minority Interests       $  46,526,000   $  50,441,000
Income From Continuing
   Operations                   $  20,556,000   $  27,276,000
Net Income                      $  13,066,000   $  32,639,000
Return On Equity                          6.0%           14.7%

FINANCIAL POSITION, YEAR-END:
Stockholders Equity              $225,951,000    $210,377,000
Working Capital                  $ 94,378,000    $ 93,371,000
Shares Outstanding                 26,763,000      26,560,000

PER COMMON SHARE:
Income From Continuing Operations       $ .76           $1.02
Net Income                              $ .48           $1.22
Book Value                              $8.44           $7.92


TABLE OF CONTENTS

The Year at a Glance                                                   1
Letter to Shareholders                                                 2
Financial Review                                                       4
Business Review                                                        6
Consolidated Financial Statements                                     12
Notes to Consolidated Financial Statements                            16
Managements Discussion and Analysis of
        Financial Condition and Results of Operations                 28
Five-year Summary of Operations                                       32
Directors and Management                              Inside front cover
Shareholder Information                                Inside back cover

_______________________________________________________________________

[Photo]  Letter to Shareholders
         Robert G. Paul (left), and Philip Wm. Colburn



     The cover of this years annual report features the new name of your corporation, Allen Telecom Inc. The Company was known as The Allen Electric and Equipment Company for 44 years before it adopted The Allen Group Inc. name in 1972. Our new name clearly reflects the focus and future of the Company. The decision to exit the centralized emissions testing business was the final step in the Companys multi-year transition from a conglomerate of businesses primarily in the automotive industry, to a company solely focused on the wireless communications industry. We believe it is important to add the word Telecom to our name to identify our business. Our focus will be to operate our business in a more cohesive and integrated manner in order to maximize our presence in this expanding marketplace. The degree of success that we achieve in the future will be governed by how well we, as a corporation, can marshal resources to capitalize on new product opportunities and new markets, rather than simply the sum of the successes of a "Group" of individual businesses.

     Our recent marketing thrust throughout the world has been as Allen Telecom, and this name will provide an umbrella of recognition for the strong brand names which our products now carry, such as FOREM, Decibel, Mikom, Allen Systems, Grayson Electronics, Comsearch, Tekmar, Allen Site Products, Signal Science and, the origin of our wireless communications involvement, Antenna Specialists. The ability to enter into new countries as they begin to develop their wireless telecommunications infrastructure, under the Allen Telecom mantle, allows us to present a broad range of products and brand names under one unifying entity. This marketing and product offering strength allows us to participate aggressively in many international markets where our competitors, many of whom are smaller than Allen Telecom, might find it economically disadvantageous.

     Our performance from continuing operations in 1996 was highlighted by record sales levels and a disappointing earnings performance. Sales were $369 million, a 21% increase from $307 million in 1995. Income from continuing operations in 1996 was $23,218,000 ($.86 per share), before the one-time charge of $.10 per share for the write-off of incomplete research and development in connection with the Signal Science acquisition. This is a reduction from the $27,276,000 ($1.02 per share) earned in 1995.

     The biggest contributions to the sales and earnings growth during 1996 were from our European operations. The FOREM and Mikom acquisitions of late 1994 have contributed very strongly to Allens worldwide presence. Their performance has been enhanced by the continued growth in the use of the GSM technology around the world, by the continued increase in the use of repeater products throughout the GSM networks (a particular product strength of our Mikom subsidiary) and by their strong market share with the European Original Equipment Manufacturers
(OEMs) for the supply of site management products.

     We continue to see significant growth in the international markets as existing cellular systems are expanded, as new cellular licenses are granted in many countries, and as other parts of the world begin to install advanced wireless systems. During 1996, more than 56% of our revenue came from outside the U.S. To maximize our benefit from that continued international growth, we have continued to develop and enhance our relationships with the major OEM communication manufacturers that will be shipping cell site equipment to those countries. In addition, we have added and expanded our own international sales, service and engineering offices to work more closely with the wireless operators in various parts of the world.

     The new personal communications systems (PCS) in North America have developed slower than originally anticipated. Approximately 10% of our revenues in 1996 can be traced to the U.S. PCS industry. Most of the small number of cities that did commence operations in 1996 did not begin until the end of the year. One of the operators that began service in late 1996 quoted statistics that would indicate that only 40% of their expected cell sites for those areas were built out at the time they started service. This is confirmation of our expectation to participate in the PCS rollout for a significant number of years. Our best judgment is that, overall, perhaps only 20% to 30% of the ultimate cell sites of the A and B block PCS licensees were installed during 1996. We have not seen any significant activity yet by the C block auction winners, whose auction ended in March 1996. We should begin to benefit from that construction sometime during 1997. The D, E and F block auctions for PCS licenses were not completed until January 1997, and their construction is likely to lag behind the C block winners.

     Allen Telecom benefits in its base station antenna business and its site management product business from the construction and startup of new cell sites, as these products are necessary for the operation and performance of those cells. As additional cells are added, additional antennas and site management products are required. Only after enough cells have been constructed for the system to be turned on does Allen Telecom begin to benefit from the sale of its systems products (although often with a six to 12 month lag). These products include repeaters, tower mount amplifiers and inbuilding coverage products as the carriers begin to solve operating problems and enhance both the coverage and performance of their systems.

     The Company made two acquisitions during the year that complement the implementation of our strategic vision. It is our desire to continue to add additional technologies to those we already possess either through internal research and development or by acquisition. By utilizing and integrating these varied technologies, the Company can better support the wireless telecommunications operators and OEMs in implementing, enhancing and improving their wireless systems. The acquisitions of Tekmar Sistemi S.r.l. and Signal Science, Incorporated have added significant technology in the area of fiber optic distribution systems and digital signal processing, respectively. Although these two companies only total approximately $10 million in combined annual sales, the technologies of these two companies are applicable to products that could represent significant sales in future periods.

     We continue our efforts to insure that most of Allen Telecoms products are either totally suitable for, or adaptable to, both analog and digital wireless communications systems, and the different standards within each of those categories. This breadth of our technological compatibility gives the Company confidence that it will participate in the continued growth of wireless communications no matter which standards are adopted in the various countries around the world.

     During the summer of 1996, the Company made the decision to exit the emissions testing business, and accordingly, we have classified results of that business segment as discontinued operations. This business has fallen short of our expectations and has proven to be dilutive to our primary focus on telecommunications. We presently have a contract for the sale of the Ohio emissions testing program. If a sale of the Maryland and Florida programs cannot be negotiated on reasonable terms, the Company will operate these programs under existing contracts which only have a few years remaining.

     The decision to focus Allen Telecom on the wireless communications industry has been validated by the strong operating results of the Company and the five-fold increase in our shareholder value since 1989. In 1996, approximately 50 million new wireless subscribers were added worldwide, achieving a total user population of approximately 137 million, and industry analysts estimate
300 to 400 million subscribers by the year 2000. We believe that most of our growth in this dynamic industry is still ahead of us. Allen Telecom, while having a new name, has the same desire to maintain an industry leadership role and to continue to enhance shareholder value.


/s/ Philip Wm. Colburn

Philip Wm. Colburn
Chairman of the Board


/s/ Robert G. Paul

Robert G. Paul
President and Chief Executive Officer

     1996 was a year of many dynamics for Allen Telecom. Sales from continuing operations increased a strong 21% on an overall basis to reach record levels, reflecting sales increases in most of our individual product lines. Backlog at the end of 1996 also increased to a record level and exceeded $100 million.

     At the same time, the cost of sales in our expanding and competitive market-places increased at a somewhat faster pace this year, restraining growth in our earnings. These cost increases were compounded by a lower portion of the Companys total sales being derived from the generally higher-margin systems products, most particularly the decline in sales of Extend-a-Cells(R). In addition, a portion of the increased costs resulted from the slower than expected ramp up in domestic PCS sales. We had added additional capacity and personnel early in 1996 in order to be prepared for increased production requirements which materialized later in the year than expected.

     With the decision to focus the Companys operations and future growth on the wireless communications industry, the financial results of the centralized emission testing business have been reported as discontinued operations. The $7.5 million after-tax loss from the discontinued operations includes both 1996 operating results and anticipated reserves which were established to sell the Ohio program and either to sell or continue to operate the other two programs for their remaining contract lives of approximately three years.

     The $6.7 million decline in income from continuing operations in 1996, as compared to 1995, was principally driven by three factors: a one-time write-off of $2.7 million (or $.10 per share) for in-process research and development expenses related to an acquisition during 1996, an increase in the Companys effective tax rate and a significant increase in the deduction for minority interests from $3.0 million in 1995 to $6.3 million in 1996. Both the larger minority interest deduction and the higher tax rate are the result of the very strong performance of our European operations, where there are high tax rates and in which there are minority ownership interests.

     Sales in our wireless equipment business, including antennas, site management and systems products, increased 18% on a year to year basis. Revenues generated by the frequency planning and system design business grew at more than double that rate (43%) principally


FINANCIAL REVIEW

1996

SALES FROM
CONTINUING OPERATIONS

amounts in millions of dollars

  92       93       94       95           96
  --       --       --       --           --

$126.4   $183.6   $213.5    $306.6     $369.5




INCOME BEFORE TAXES
AND MINORITY INTERESTS

amounts in millions of dollars

  92       93       94       95        96
  --       --       --       --        --

$25.2    $24.5    $31.5    $50.4     $46.5

related to the ongoing design and development work related to the large new PCS systems being deployed in the United States. In total, sales of equipment and services for these new domestic PCS networks amounted to over 10% of Allen Telecoms revenues in 1996 and, as the deployment of these PCS networks continues, should account for an increasing share of our sales in future years. International sales, including both export sales from the U.S. and sales from our international operations, reflected another strong increase and now comprise 56% of total sales as compared to 50% in 1995. The increasing amounts of international sales are driven by the continuing strong growth in the international marketplace for wireless communications systems.


     The Company continues to invest in the future with total expenditures for research and development and other new product engineering growing from $17 million in 1995 to $21 million in 1996 representing 5.5% and 5.7% of sales, respectively. These expenditures, coupled with strategic acquisitions and capacity related capital expenditures for facilities and equipment, provide for the updating, modification and evolution of the Companys products to keep pace with the rapidly evolving technological and cost improvements demanded in the marketplace.

     Selling, general and administrative expenses continued to run at the same percentage of sales, even as the Company continued to expand its sales, marketing and engineering support services around the globe. We have added qualified technical personnel to existing locations as well as in new markets, such as Peru, Hong Kong, Austria and India, to support the developing markets throughout the world.

     With the strongest growth in sales and income coming from our highly taxed overseas operations in Italy and Germany, the Companys effective tax rates increased from 39.9% in 1995 to 42.3% in 1996. Tax rates can be expected to remain at these relatively high levels in future periods as a result of continued strong international growth.

     The cash portion of acquisition expenditures during 1996, together with capital expenditures and research costs, were all financed from the Companys internally generated funds and available cash. Notwithstanding these sizable investments, our debt to equity ratio remains very comfortable at .25 to 1. The Company continues to have strong backing from our banks with whom we have a revolving credit agreement in the amount of $100 million, which continues through December 1999.


Research &
Development and
New Product
Engineering Costs

amounts in millions of dollars

  92       93       94       95       96
  --       --       --       --       --
$4.5      $7.9     $8.9     $17.0    $21.0


as a percent of sales

  92       93       94       95           96
  --       --       --       --           --

 3.6%     4.3%     4.2%     5.5%         5.7%





This credit facility and the Companys own resources provide significant flexibility for the Company to make substantial investments to stimulate internal development and to pursue external growth through acquisitions. Allen Telecom has all of the required financial resources to support its future growth and to pursue its long-term strategic objectives.


/s/ Robert A. Youdelman


Robert A. Youdelman
Executive Vice President
Chief Financial Officer

THE AMERICAS

Overview  Americas

     The market for wireless telephony systems has grown at a 52% annual rate over the last six years, and is expected to grow at a 26% annual growth rate through the year 2000. The number of wireless subscribers worldwide is expected to grow from approximately 137 million currently to approximately 300-400 million by the year 2000. The demand for wireless infrastructure equipment is being driven by the need for basic telephone service in lesser developed countries, the proliferation of new carriers as a result of privatization and liberalization of licensing, and new digital technology which enables carriers to increase their subscriber capacity, improve call quality and offer low cost enhanced services.

     Allen Telecom supplies a variety of equipment, engineering services and software to support the wireless telephone infrastructure development. We have developed a global network of sales, engineering and service offices in sixteen countries and full scale manufacturing operations in four of these countries to better serve our customers. The following sections describe the wireless telephone markets in the Americas, Europe, Africa, and Asia Pacific, and how Allen Telecom is postured to participate in these markets.



     Wireless telecommunications growth over the last several years in the Americas has been fueled by a number of macro forces, including the demand for ubiquitous telephone coverage (at home, in the car, or at the office), increased emphasis on security, and strong increase in consumer demand due to the significant elasticity of this market as costs to own and operate cellular/PCS phones decline. In Central and South America, demand has been enhanced further by a need in many regions to supply basic telephone service quickly and relatively inexpensively.

     The number of subscribers in the Americas is presently estimated at 52 million, with approximately 43 million in the United States. The current penetration of cellular/PCS subscribers is estimated to be approximately 16% in the United States and 2% for the balance of the Americas. Notwithstanding the relatively high penetration level for cellular/PCS in the United States, cellular/ PCS subscriber growth has grown at a 39% annual rate from 1993 to 1996. The 16% penetration rate for cellular and PCS in the U.S. is still small compared to Sweden where it is in excess of 25%. Some industry experts predict cellular penetration to exceed 50% in the United States in less than a decade.

     In Central and South America, most countries have cellular penetration rates of less than 1%. If cellular subscriber growth increased to 5% in Brazil and Mexico alone, there would be over 11 million new subscribers.

     In North America, wireless telephony infrastructure growth is expected to continue at double digit rates. With the completion of PCS auctions in both the United States and Canada (which netted over $20 billion in license fees), the PCS carriers are expected to spend many billions of dollars for equipment for their wireless systems. In addition, cellular carriers plan to convert their subscriber base from analog to digital systems (approximately 75% of current subscribers worldwide use analog systems), as a means to increase overall system capacity and improve call quality and security.

     In Central and South America, cellular telephone growth is expected to exceed average world-wide growth because of the need for basic telephone services and because of privatization efforts in several major Central and South American countries. For example, Brazil is in the process of awarding cellular licenses to ten new operators in the first half of 1997 in order to foster competition in the telecommunications market. Allen Telecom serves the carriers in Central and South America through our sales, engineering and service operations in Brazil, Mexico and Peru. Most of our product sales to carriers in this region include repeaters, boosters and base station antennas.

     It is not surprising that the Americas accounted for the majority of Allen Telecom's sales (56% in 1996), with approximately 44% of Allen's sales in the United States. Emerging markets in Central and South America (notably Brazil) accounted for a significant portion (approximately $32 million) of Allen's 1996 sales.

     Large systems providers, such as Motorola and Lucent, manufacture a number of base station and switch products for these cellular and PCS systems, but the large systems and switch providers rely on companies such as Allen Telecom to provide subsystems and components, such as repeaters, boosters, base station antennas, filters, combiners, tower mounted amplifiers, mobile antennas and cable. These products are designed for both cellular (800-900MHz) and PCS (1.8
GHz) applications and may be deployed in systems using CDMA, TDMA, GSM and analog technologies. Through the recent purchase of Signal Science, Incorporated, Allen Telecom has acquired several new technologies, including digital signal processing, which are instrumental in the development of new products for cellular fraud detection and emergency 911 geolocation systems, which presently are more applicable to the Americas.

     In addition to Allen Telecom's wide range of equipment capabilities, our Comsearch division is a leading supplier of frequency planning and coordinating services as well as systems design, field engineering and software products for the wireless cellular and PCS markets. Comsearch's services are utilized by carriers and Original Equipment Manufacturers (OEMs) to perform a number of critical functions during the early stages of a cellular/PCS system design and deployment. Comsearch's engineering expertise in spectrum sharing, microwave interconnection, microwave migration and cellular/PCS systems design enabled them to provide services for almost all of the major PCS carriers in the United States. Comsearch was the first to develop engineering and software expertise relating to microwave interconnection and sharing, which are critical to the deployment of PCS systems in the United States, through its groundbreaking development efforts for DCS-1900 carriers in Germany and the United Kingdom.

     Our Grayson division has developed test and measurement equipment that is linked to Comsearch's capabilities. This equipment provides real time statistical signal quality and systems coverage data and may be used on all transmission standards for PCS and cellular, as well as paging and trunking.


Wireless Subscribers Worldwide

millions of subscribers

   95     96     2000

   87    137      400
                  300

Wireless Subscriber Penetration - 1996

percentage of penetration

USA   CANADA   ARGENTINA    MEXICO     BRAZIL
16.5%   13.2%  .9%          .7%         .6%



________________________________________________________________________________

PCS: Personal Communication Systems (PCS) telephone systems typically operate at a frequency of 1.8 - 2.0 GHz. PCS systems exist in a few countries, including Germany, United Kingdom, France and now the United States and Canada.

CDMA: Code Division Multiple Access (CDMA) is a spread spectrum cellular standard which describes a method in which radio signals are sent over a number of different frequencies via a coding and decoding process that goes through the switch. CDMA is a digital technology used principally in North America and Asia.

TDMA: Time Division Multiple Access (TDMA) is a digital cellular standard where callers share a single frequency and radio signals are sent in bursts with a barely perceptible pause (hence, the time division). TDMA is primarily used in North American cellular and PCS wireless systems.

EUROPE, AFRICA

     Wireless telecommunications in certain regions of Europe are perhaps further developed than in any other region of the world. Overall, the penetration of wireless telephones in Europe is approximately 4%, ranging from a high of nearly 30% penetration in Sweden to less than 1% in many Eastern European countries.

     The model for wireless telephone growth in Europe for the last decade and prospects for the future are similar, in many respects, to that of the Americas. First, additional carriers have been licensed in most European countries, and these carriers will build out their systems over the next several years. Second, basic and reliable telephone service is needed in Eastern Europe, and wireless telephony systems offer the quickest and, in some cases, the most cost efficient solutions. Third, analog systems in Europe are in the process of being converted to digital (primarily GSM technology) in order to increase capacity and improve call quality.

     Allen Telecom has a significant market presence in Europe through its Italian and German based companies, FOR.E.M. S.p.A., Mikom G.m.b.H. and Tekmar Sistemi, S.r.l. In addition to these companies which have full scale local manufacturing, sales and marketing, and R&D capabilities, Allen also has sales, engineering and service support operations in France, Austria and the United Kingdom. Allen's European operations serve both OEMs and the carriers.

     Allen's significant growth in Europe is a function of both the overall growth of the European systems themselves, as well as the world-wide acceptance (and related sales growth) of GSM as the de facto wireless standard outside of the Americas. Over the last two years, a large portion of our growth in Europe has been attributable to our tower mounted amplifier and

& MIDDLE EAST


repeater products, where we are the world leader in terms of sales and overall product capabilities. These products offer cost-effective solutions to enhance overall system coverage and performance and typically are installed after the basic wireless infrastructure is in place and gaps in coverage need to be filled. Some unique applications for these products include wireless coverage of the Berlin subway system and tunnels in the Alpine region. In 1996, Allen had sales of approximately $133 million to European customers.

OEMs, such as Ericsson, Nokia, Siemens, Alcatel, Motorola, Lucent and Northern Telecom supply the global market for GSM base station and switching equipment. Allen's European operations supply products, such as filters, combiners, duplexers and cell site subsystems, to nearly all these OEMs, and thus have participated in the rapid proliferation of GSM systems in Europe and throughout the world. In 1996, there were approximately 150 GSM service providers operating in over 80 countries with an estimated subscriber base in excess of 33 million. Some industry experts estimate the number of GSM subscribers to grow to 100 - 150 million by the year 2000. This rapid growth bodes well for Allen's European businesses which supply systems and components to these European OEMs.

     The development of wireless telephony systems in several Middle Eastern countries have resulted in sales for Allen. On the other hand, opportunities have been limited to date in Africa. Eventually, most telephony systems in this region will likely be provided by OEMs on a turnkey basis. Infrastructure needs in this region will eventually offer interesting prospects for growth for Allen Telecom over the long term.



Wireless Subscriber Penetration - 1996

percentage of penetration

SWEDEN      ISRAEL      UK      ITALY      GERMANY      RUSSIA

29.5%         14.0%     11.6%    10.4%      6.3%           .1%

______________________________________________________________________________

Tower Mounted Amplifiers (TMAs): TMAs strengthen the signal power of cell sites, thereby allowing users to complete calls more often and save battery power on their phones. Allen Telecom has been very successful in marketing TMAs, particularly in Europe.

                            GSM: Global System for Mobile communications (GSM)
                                 is a digital cellular standard which was initially developed in Europe, and has become the dominant standard in Europe and Asia.

              IQ.Link, IQ.Clear: Software tools developed by Allen Telecom's
                                 Comsearch division, which optimize microwave links between PCS cells and the central switch, and determine the extent to which radio frequency spectrum may be shared between PCS systems and other microwave users in the same radio spectrum.

ASIA & THE PACIFIC

China - Australia - Pacific Rim



     The wireless telecommunications market in the Asia Pacific region of the world offers perhaps the greatest opportunities for growth for the next decade, and likely will become the largest overall market in terms of equipment infrastructure purchases. Cellular/PCS subscriber growth in Asia Pacific increased approximately 100% in 1996 compared with the prior year to over 40 million subscribers. Penetration is high in Australia, Singapore, Hong Kong and growing rapidly in Japan, but is still less than 1% in China and India. If subscriber penetration reaches only 5% in China and India, over 100 million subscribers will be added. Korea has recently deployed two new CDMA systems, and by late 1996 had approximately 700 thousand subscribers, making these the largest CDMA systems in the world.

     Wireless telephony services in developed countries in the Asia Pacific region are market driven in much the same way as in Europe and North America. Customers in all three regions are demanding ubiquitous telephone coverage. However, a major portion of wireless telephone growth in other areas of the Asia Pacific region is expected to be driven by the development of basic telephone infrastructure in China and India, as well as dozens of other lesser developed countries. The overall number of subscribers in the Asia Pacific region is estimated to grow from slightly more than 40 million at year end 1996 to more than 120 million by the year 2000. In addition to the rapid development of high profile markets in China, Japan, India and Korea, Allen Telecom expects markets in Malaysia, Thailand, Philippines, Singapore and Indonesia to be quite promising.

     Excluding Japan which has developed its own digital standards (PDC and PHS), most carriers in the Asia Pacific region plan to use GSM or CDMA as their digital standard. In addition to the deployment of traditional base station equipment to supply the backbone of the wireless systems, wireless local loop systems (WLL) are expected to be utilized with increasing frequency. In WLL systems, basic telephone service is provided over a wireless network rather than using a traditional hard-wired system. WLL is increasingly utilized to help bring down the overall cost of a telephone system and increase the speed of deployment, and is particularly effective where there is little or no existing wired infrastructure. Recent technological advances have made WLLs more cost efficient, and WLL equipment sales growth is expected to exceed the industry average. Allen Telecom's SmartCell(TM) products may be used in WLL applications, and are expected to be in strong demand over the next several years.

     Allen Telecom sold approximately $27 million of product directly to the Asia Pacific market (excluding shipments to OEMs that ultimately went to Asian markets). Allen Telecom markets to local carriers through its sales, engineering and service support offices in China, Hong Kong, Singapore, and India, and participates in a joint venture in Australia that has local manufacturing and engineering capabilities. Allen Telecom has been an important provider of equipment to several cellular telephony systems in China, and has received orders to provide in-building wireless coverage in Singapore, where such in-building coverage is mandatory. Allen Telecom also supplies sub-systems and components directly to base station OEMs throughout the world which are ultimately shipped to carriers in the Asia Pacific region. Allen Telecoms Comsearch division also participates in Asia through various engineering and measurement studies, as well as software sales relating to overall system design, microwave applications and spectrum sharing.



Wireless Subscriber Penetration - 1996

percentage of penetration


AUSTRALIA   HONG KONG     SINGAPORE     JAPAN     CHINA    INDIA

    21.4%     17.3%         15.0%         10.6%     .5%      .1%

_______________________________________________________________________________

          WLL: Wireless Local Loop (WLL) systems provide basic telephone services over a wireless network rather than using a traditional hard-wired system. WLL is well suited for introducing new telephone coverage in both rural and urban environments because of their speed to deploy and relatively low cost.

SmartCell(TM):  A microcell designed by Allen Telecom which has several applications including WLL, wireless PBX and rural service area mobile cellular.

          PDC: Personal Digital Cellular (PDC) is a digital cellular standard which was developed in Japan and is deployed primarily in that country.


CONSOLIDATED STATEMENTS OF INCOME

Allen Telecom Inc. - (amounts in thousands, except per share data)


-------------------------------------------------------------------------------------------------------
For the years ended December 31, 1996, 1995 & 1994                     1996          1995        1994
-------------------------------------------------------------------------------------------------------

SALES                                                               $ 369,498    $ 306,556    $ 213,517
Cost and Expenses:
    Cost of sales                                                     238,401      189,103      127,160
    Selling, general and administrative expenses                       58,101       47,908       44,252
    Research and development and new product engineering costs         21,023       17,006        8,865
    Write-off of acquired in-process research and development           2,662          --           --
Interest and Financing Expenses:
    Interest expense                                                   (3,773)      (3,505)      (2,948)
    Interest income                                                       988        1,407        1,163
-------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Minority Interests                      46,526       50,441       31,455
Provision for Income Taxes                                            (19,665)     (20,138)     (11,191)
-------------------------------------------------------------------------------------------------------
Income Before Minority Interests                                       26,861       30,303       20,264
Minority Interests                                                     (6,305)      (3,027)        (523)
-------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                      20,556       27,276       19,741
========================================================================================================
Discontinued Operations
    Income (loss) from discontinued operations:
            Automotive and truck products business                        --         7,119        9,983
            Emissions testing business                                 (3,766)      (1,756)        (530)
    Loss on disposal of emissions testing business                     (3,724)         --            --
-------------------------------------------------------------------------------------------------------
NET INCOME                                                          $  13,066    $  32,639    $  29,194
========================================================================================================
EARNINGS PER COMMON SHARE
    (Primary and fully diluted):
Income from continuing operations                                    $    .76    $    1.02    $     .76
Discontinued operations:
    Income (loss) from discontinued operations:
            Automotive and truck products business                        --           .27          .38
            Emissions testing business                                   (.14)        (.07)        (.02)
    Loss on disposal of emissions testing business                       (.14)         --           --
-------------------------------------------------------------------------------------------------------
Net Income                                                           $    .48    $    1.22    $    1.12
-------------------------------------------------------------------------------------------------------
Average common and common equivalent shares outstanding                27,060       26,920       26,100
========================================================================================================

The Notes are an integral part of these statements.


CONSOLIDATED BALANCE SHEETS

Allen Telecom Inc. - (amounts in thousands)


------------------------------------------------------------------------------------------------------------
December 31, 1996 & 1995                                                                 1996          1995
------------------------------------------------------------------------------------------------------------
ASSETS:
    Current Assets:
            Cash and equivalents                                                     $  23,879    $  15,706
            Accounts receivable, less allowance for doubtful accounts
            1996, $1,610,000; 1995, $1,232,000                                          93,409       82,015
            Inventories                                                                 71,304       70,152
            Current assets of discontinued emissions testing business                    3,332          --
            Other current assets                                                         7,256        9,941
------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                               199,180      177,814
============================================================================================================
    Property, Plant and Equipment, at cost,
            less accumulated depreciation and amortization                              51,942       77,124
    Other Assets:
            Excess of cost over net assets of businesses acquired                       75,502       68,310
            Assets of discontinued emissions testing business                           42,031         --
            Other assets                                                                41,857       40,317
------------------------------------------------------------------------------------------------------------
    Total Assets                                                                     $ 410,512    $ 363,565
============================================================================================================
LIABILITIES AND STOCKHOLDERS EQUITY:

    Current Liabilities:
            Notes payable and current maturities of long-term obligations            $   5,998    $   8,741
            Accounts payable                                                            36,639       34,299
            Accrued expenses (including accrued wages and commissions -
                    1996, $14,663,000; 1995, $9,323,000)                                37,991       25,444
            Income taxes payable                                                        19,830       10,163
            Deferred income taxes                                                        4,344        5,796
------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                          104,802       84,443
============================================================================================================
    Long-Term Debt                                                                      49,957       47,058
    Other Liabilities and Deferred Credits                                              29,802       21,687
------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                                  184,561      153,188
============================================================================================================
    Commitments and Contingencies (Note 5)                                                 --          --
============================================================================================================
    Stockholders Equity:
            Common stock, par value $1.00; authorized - 50,000,000 shares; issued -
                1996, 29,614,000; 1995, 29,595,000; outstanding - 1996, 26,763,000;
                1995, 26,560,000                                                        29,614       29,595
            Paid-in capital                                                            170,945      168,632
            Retained earnings                                                           46,742       34,948
            Translation adjustments                                                       (304)         102
            Less: Treasury stock  common shares, at cost, 1996, 2,851,000; 1995,
                3,035,000 shares                                                       (17,932)     (18,746)
                Unearned compensation                                                   (2,908)      (3,794)
                Minimum pension liability                                                 (206)        (360)
-----------------------------------------------------------------------------------------------------------
    Total Stockholders Equity                                                          225,951      210,377
============================================================================================================
    Total Liabilities and Stockholders Equity                                        $ 410,512    $ 363,565
============================================================================================================

The Notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Allen Telecom Inc. - (amounts in thousands)

--------------------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 & 1994                                  1996            1995            1994
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations                                                  $ 20,556       $ 27,276       $ 19,741
Adjustments to reconcile income to net cash flow:
   Depreciation                                                                      11,666          8,280          3,683
   Amortization of goodwill                                                           2,432          2,088          1,636
   Amortization of capitalized software                                               2,383          2,659          1,524
   Other amortization                                                                 2,006          1,015          3,471
   Deferred income taxes                                                             (2,849)         6,338         (1,852)
   Non-cash charge for acquired in-process research and development                   2,662           --             --
   Changes in operating assets and liabilities:
       Receivables                                                                  (13,362)       (21,996)        (3,362)
       Inventories                                                                      (85)       (13,653)        (1,393)
       Accounts payable and accrued expenses                                          7,879          1,016          1,523
       Income taxes payable                                                          17,095         (2,812)        16,401
       Other, net                                                                     3,229         (3,341)         2,886
--------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                53,612          6,870         44,258
==========================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                                (17,457)       (16,829)        (6,410)
Capitalized software product costs                                                   (4,745)        (4,386)        (1,971)
Sales and retirements of fixed assets                                                    62            170             24
Investments in telecommunications companies                                          (5,002)        (1,077)          (259)
Acquisition of businesses, net of cash acquired                                     (11,907)          (671)        (8,458)
Proceeds from sale of automotive diagnostics and lease financing businesses            --             --           19,737
--------------------------------------------------------------------------------------------------------------------------
Cash (used) provided by investing activities                                        (39,049)       (22,793)         2,663
==========================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES
Net repayments of notes payable and long-term debt                                   (2,129)        (4,882)        (5,282)
Dividends paid                                                                         --           (3,942)        (4,431)
Exercise of stock options                                                               239            566             80
Treasury stock sold to employee benefit plans                                         1,572          1,435            854
Cash reclassified to assets held for spin-off distribution                             --           (4,002)          --
--------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities                                                      (318)       (10,825)        (8,779)
--------------------------------------------------------------------------------------------------------------------------
Cash (used) provided by discontinued operations                                      (6,072)       (12,786)         5,925
==========================================================================================================================
NET CASH PROVIDED (USED)                                                              8,173        (39,534)        44,067
==========================================================================================================================
Cash at beginning of year                                                            15,706         55,240         11,173
--------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                                $ 23,879       $ 15,706       $ 55,240
==========================================================================================================================

The Notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

Allen Telecom Inc. - (amounts in thousands)

------------------------------------------------------------------------------------------------------------------------------------
For the Years Ended December 31, 1996, 1995 and 1994
                                                                                                                            Minimum
                                                                                                                            Pension
                                                       Common    Paid-In   Retained  Translation  Treasury      Unearned  Liability
                                                        Stock    Capital   Earnings   Adjustment    Stock   Compensation Adjustment
------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993                             $29,058   $159,989     $32,671      ($90)   ($17,916)     ($6,192)    ($2,359)
Net income                                                 --         --      29,194        --          --           --          --
Cash dividends                                             --         --      (4,431)       --          --           --          --
Exercise of stock options                                  17         87          --        --         (24)          --          --
Treasury stock reissued, 54,504 common shares, at cost     --        393          --        --         461           --          --
Restricted shares issued, net                              71      1,089          --        --          --       (1,159)         --
Remeasurement of restricted shares                         --         44          --        --          --          (44)         --
Amortization of unearned compensation                      --         --          --        --          --        1,723          --
Acceleration of restricted shares                          --         --          --        --          --        1,362          --
Stock option tax benefits                                  --         42          --        --          --           --          --
Minimum pension liability adjustment                       --         --          --        --          --           --         614
Adjustment from translating foreign
      financial statements into U.S. dollars               --         --          --       113          --           --          --
Other                                                      --         --        (532)       --          --           --          --
====================================================================================================================================
BALANCE DECEMBER 31, 1994                              29,146    161,644      56,902        23     (17,479)      (4,310)     (1,745)
Net income                                                 --         --      32,639        --          --           --          --
Cash dividends                                             --         --      (3,942)       --          --           --          --
Net assets distributed in TransPro spin-off                --         --     (50,651)       --          --           --         822
Exercise of stock options                                  72        463          --        --          31           --          --
Conversion of convertible debentures                      355      4,623          --        --          --           --          --
Treasury stock reissued, 61,781
      common shares, at cost                               --        998          --        --         437           --          --
Restricted shares issued, net                              22        324          --        --      (1,735)        (346)         --
Remeasurement of restricted shares                         --         18          --        --          --          (18)         --
Amortization of unearned compensation                      --         --          --        --          --          880          --
Stock option tax benefits                                  --        562          --        --          --           --          --
Minimum pension liability adjustment                       --         --          --        --          --           --         563
Adjustment from translating foreign
      financial statements into U.S. dollars               --         --          --        79          --           --          --
====================================================================================================================================
BALANCE DECEMBER 31, 1995                              29,595    168,632      34,948       102     (18,746)      (3,794)       (360)
Net income                                                 --         --      13,066        --          --           --          --
Exercise of stock options                                  36        293          --        --         (90)          --          --
Treasury stock reissued, 94,839
      common shares, at cost                               --        883          --        --         689           --
Restricted shares cancelled                               (17)      (270)         --        --          --          271          --
Amortization of unearned compensation                      --         --          --        --          --          615          --
Stock option tax benefits                                  --         82          --        --          --           --          --
Stock issued in acquisitions                               --      1,325          --        --         265           --          --
TransPro dividend adjustment                               --         --      (1,272)       --          --           --          --
Minimum pension liability adjustment                       --         --          --        --          --           --         154
Adjustment from translating foreign
      financial statements into U.S. dollars               --         --          --      (406)         --           --          --
Other                                                      --         --          --        --         (50)          --          --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1996                             $29,614   $170,945     $46,742     ($304)   ($17,932)     ($2,908)      ($206)
====================================================================================================================================

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

     Basis of Consolidation: The Company's consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Other investments (all of which are less than 20% owned) are accounted for using the cost method. Intercompany accounts and transactions have been eliminated. To facilitate preparation of financial statements, the Companys European operations are included in the consolidated financial statements on a two-month delayed basis.

     Cash and Cash Equivalents: Cash equivalents consist of temporary bank deposits and money market instruments with an original maturity of three months or less at the date of purchase. The Company invests its excess cash in bank deposits, money market and tax-exempt securities which are afforded one of the two highest ratings by nationally recognized ratings firms.

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

     Valuation of Inventories: The Company values inventories including materials, labor and overhead at the lower of cost (first-in, first-out) or market. Inventories consisted of the following at December 31, 1996 and 1995 (amounts in thousands):

                   1996            1995
                   ----            ----

Raw material    $ 36,869        $ 36,809
Work-in-process   19,256          21,310
Finished goods    15,179          12,033
-----------------------------------------
                $ 71,304        $ 70,152
=========================================


     Certain of these inventories pertain to the production of sophisticated equipment which could be subject to technological obsolescence. The Company maintains and periodically revises reserves for excess inventory based on the most current information available of anticipated usage requirements.

     Property, Plant and Equipment: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Land improvements, buildings and machinery and equipment are depreciated over their estimated useful lives under the straight-line method. The provision for amortization of leasehold improvements and assets held under capital leases is based on the term of the lease or the estimated useful lives, whichever is shorter. Property, plant and equipment consisted of the following at December 31, 1996 and 1995 (amounts in thousands):

                                                  1996     1995
                                                  ----     ----
Land and improvements                           $ 2,315   $ 4,241
Buildings                                        22,843    22,370
Machinery and equipment                          52,039    51,984
Leasehold improvements                            4,465     3,066
Land and buildings under capital lease               --    16,375
-----------------------------------------------------------------
                                                 81,662    98,036
Less accumulated depreciation and amortization  (29,720)  (20,912)
-----------------------------------------------------------------
                                               $ 51,942  $ 77,124
=================================================================


     Computer Software Costs: The Company's policy is to capitalize costs incurred in creating computer software products once technological feasibility is established and to amortize such costs over periods ranging from two to ten years. The Company also capitalizes costs incurred in the development of computerized databases, which are amortized over periods of ten to twenty years. In 1996, 1995 and 1994, approximately $4,745,000, $4,386,000 and $1,971,000, respectively, of these costs were capitalized and approximately $2,383,000, $2,659,000 and $1,524,000, respectively, were amortized.

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

     Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $18,059,000, $13,453,000 and $7,700,000 in 1996, 1995 and 1994, respectively. In addition, the Company incurred other engineering expenses relating to new prod-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

uct development (that do not meet the accounting definition of "Research and Development") in the amount of $2,964,000, $3,553,000 and $1,165,000 in 1996,
1995 and 1994, respectively.

     Stock Based Compensation: The Company accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, no compensation cost has been recognized for its fixed stock option plans. However, the Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation."
See Note 4 for additional information.

     Income Taxes: The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standard No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

     Earnings Per Common Share: The primary earnings per common share calculations are based upon the weighted average number of common and common equivalent shares outstanding. The calculations also include, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. The calculations of fully diluted earnings per common share begin with the primary calculations but further reflect, if dilutive, the pro forma effect of the conversion of the then outstanding convertible debentures (redeemed in 1995) into common stock at the beginning of the year and such incremental stock option shares should the market price of common stock at year-end exceed the average price. This calculation resulted in no reportable dilution for the years 1996, 1995 and 1994.

     Other: The 1995 and 1994 statements of income and cash flows have been reclassified to conform to the 1996 presentation.

NOTE 2: FINANCING

Long-term obligations consisted of the following (amounts in thousands):

                                                  1996      1995
                                                  ----      ----
Foreign credit agreement borrowings           $  7,120  $  6,687
Floating rate industrial revenue
        bonds due 2012 - 2025                   15,500    12,000
8.13% fixed rate note payable to
        insurance company due 2001 - 2003       15,000    15,000
Capital lease obligation                        15,502    16,375
Other                                              223       115
Unamortized debt expense                          (645)     (701)
-----------------------------------------------------------------
                                                52,700    49,476
Less current maturities                         (2,743)   (2,418)
-----------------------------------------------------------------
                                               $49,957   $47,058
=================================================================

     The Company maintains a domestic revolving credit agreement in the aggregate amount of $100,000,000 expiring December 18, 1999. Of this total, $15,900,000 has been designated for the issuance of letters of credit relating to the Companys industrial revenue bonds. The balance of funds available under the revolving credit agreement may be utilized for borrowings or other letters of credit; however a maximum of $20,000,000 may be allocated to such letters of credit. Interest may be determined on a LIBOR or prime rate basis at the Companys option. The Company has agreed to pay a commitment fee varying from 1/8
- 1/2 of 1% per annum on the unused portion of the commitment. At December 31, 1996, $82,200,000 was available under this agreement.

     The Company also has short-term credit lines utilized by its European subsidiaries. At year-end, direct borrowings under these agreements totaled $3,255,000; an additional $15,650,000 remained unused. These credit lines bear interest based on LIBOR. Foreign long-term debt includes long-term arrangements at fixed and variable rates with the Industry Ministry of Italy totaling $1,889,000 (due 1997 - 2008), and variable rate borrowings with various international banks of $5,231,000 (due 1997 - 2004). Further, two of the aforementioned arrangements are mortgage notes, under which the Company has pledged the respective land and buildings as collateral. These facilities had an aggregate net book value of $6,000,000 at year-end 1996. During 1996, the average interest rate for all foreign credit arrangements approximated 6.95%.

     The floating rate industrial revenue bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the bonds, which approximated 4.19% at December 31, 1996. The average interest rate for all industrial revenue borrowings approximated 3.43% during 1996.

     In connection with its discontinued emissions inspection business programs (see Note 9), the Company has a lease agreement under which it leases the land and inspection facilities for an initial lease term equal to the program life of ten years expiring on December 31, 2005. The lease agreement contains an extension agreement such that if the inspection program is extended, the lease is automatically extended to run concurrently with the program life. For financial reporting purposes the lease has been classified as a capital lease; accordingly, an obligation and related asset of approximately $15,283,000 is recorded at December 31, 1996.

     The aggregate maturities of long-term obligations for the years 1997 through 2001 are as follows (amounts in thousands):

        1997    1998    1999    2000    2001
        ----    ----    ----    ----    ----
        $2,743  $2,663  $2,702  $2,523  $6,973

     The Company's borrowing agreements include various restrictive covenants as to the amount and type of indebtedness, investments and guarantees, maintenance of net worth, the purchase or redemption of the Companys shares and the disposition of assets of the Company not in the ordinary course of business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Allen Telecom Inc.

Note 3: Other Assets and Liabilities

Other assets consisted of the following (amounts in thousands):

                                             1996      1995
                                             ----      ----
Capitalized computer software
        and database files                 $14,550   $12,645
Investment in telecommunication
        companies, at cost                   7,827     2,778
Deferred start-up and pre-operating costs       --     6,100
Investment in specialty rubber
        products business                    4,344     4,344
Unliquidated assets of
        discontinued operations              3,217     3,282
Prepaid pension costs                        3,070     2,244
Other                                        8,849     8,924
------------------------------------------------------------
                                           $41,857   $40,317
============================================================


Other liabilities and deferred credits consisted of the following
(amounts in thousands):

                                           1996      1995
                                           ----      ----
Minority interests                      $10,633   $  7,376
Deferred income taxes                     8,872      5,549
Long-term pension liabilities             4,382      3,637
Accrued post-retirement benefits          1,609      1,599
Other                                     4,306      3,526
----------------------------------------------------------
                                        $29,802    $21,687
==========================================================


Note 4: Capital Stock and Stock Compensation Plans

     The Company is authorized to issue up to 50,000,000 shares of common stock, $1.00 par value, and 3,000,000 shares of preferred stock, without par value, in one or more series. In addition, the Company can fix the powers, designations, preferences and rights of each of the preferred stock series.

     The Company has adopted the "disclosure-only" provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," ("SFAS No. 123") but applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations for its Plans. The Company has two active stock plans, the 1992 Stock Plan and the 1994 Non-Employee Directors Stock Option Plan. The 1982 Stock Plan, under which options remain outstanding, was terminated in 1992.

     The Company's 1992 Stock Plan provides for the granting of options (and restricted shares as discussed below) to key employees as determined by the Management Compensation Committee of the Board of Directors. The total number of options for which the Company may grant options and award restricted shares of common stock under the 1992 Stock Plan cannot exceed 2,228,221 shares, subject to certain adjustments. Options are awarded at a price not less than the fair market value on the date the option is granted, have a ten-year term whereby 50% of the option shares vest after two years and an additional 25% in each of years three and four. Options may contain stock appreciation rights under which the Company, upon request of the optionee, may, at its discretion, purchase the exercisable portion of an option for cash and/or shares at a price equal to the difference between the option price and the market price of the shares covered by such portion of the option in lieu of issuing shares upon exercise. There were no exercise of stock appreciation rights in 1996, 1995 and 1994.

     Pursuant to the 1994 Non-Employee Directors Stock Option Plan, the total number of shares to be issued may not exceed 278,528 shares. Each year, each Non-Employee Director who previously has not been employed by the Company will automatically receive an option to purchase 1,000 shares of common stock ("Formula Awards"). No Non-Employee Director who previously has been employed by the Company is eligible to receive Formula Awards. However, Non-Employee Directors who have been previously employed by the Company are eligible to receive discretionary awards of options to purchase shares of common stock. Shares granted under the 1994 Plan have a ten year term and vest in the same manner as the 1992 Stock Plan, subject to certain accelerated vesting upon the cessation of service.

     Stock option activity for the three years ended December 31, 1996 is summarized as follows:

                                                              Weighted Average
                                                 Shares       Exercise Price
                                               ---------       --------------
Balance, December 31, 1993                      785,595            $ 6.72
        Granted                                 462,867            $15.22
        Exercised                               (21,501)           $ 5.33
        Terminated and canceled                  (4,456)           $10.77
-------------------------------------------------------------------------------
Balance, December 31, 1994                    1,222,505            $ 9.95
        Granted (weighted average
          fair value, $11.10)                   331,762            $21.58
        Exercised                               (85,766)           $ 6.66
        Terminated and canceled                 (80,575)           $18.36
-------------------------------------------------------------------------------
Balance, December 31, 1995                    1,387,926            $12.44
        Granted (weighted average
          fair value, $10.15)                   391,400            $20.39
        Exercised                               (37,545)           $ 8.84
        Terminated and canceled                 (32,317)           $20.21
-------------------------------------------------------------------------------
Balance, December 31, 1996                    1,709,464            $14.19
===============================================================================

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants: expected volatility of 40% and 42%, risk free interest rates of 6.42% and 6.93%, and expected lives of 6.1 years and
6.0 years for 1996 and 1995, respectively. The calculations assume no future dividend payments for grants in both 1996 and 1995.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the status of outstanding stock options as of December 31, 1996:


                            Stock Options Oustanding
                     -------------------------------------
                                      Weighted Average           Stock Options Exercisable
                                 -------------------------       -------------------------
  Range of                       Contractual       Exercise                 Weighted Average
Exercise Prices      Shares         Life             Price       Shares      Exercise Price
---------------      ------         ----             -----       ------      --------------

$ 4.18 to $10.77     586,604      3.2 years         $ 5.70       586,604        $ 5.70
$11.28 to $19.97     487,373      7.5 years         $15.39       364,321        $15.27
$20.50 to $28.00     635,487      8.9 years         $21.10        15,635        $22.73
--------------------------------------------------------------------------------------
$ 4.18 to $28.00   1,709,464      6.5 years         $14.19       966,560        $ 9.58
======================================================================================

     Restricted stock awards made to date under the 1992 Stock Plan were issued at no cash cost to the recipients; however, such employees agreed to forego salary increases and new stock option grants for a period of two years, other than for exceptional promotions. The restricted shares vest in 25% increments in the seventh, eighth, ninth and tenth year from the year of award. An accelerated vesting schedule may be triggered if certain performance targets are achieved. Specifically, the vesting of 50% of such shares may be accelerated (but not sooner than three years from the award year) based upon the average sale price of the Company's stock price during a period of 91 consecutive calendar days exceeding specified target levels. The remaining 50% of such shares may be accelerated based on average earnings per common share over three consecutive fiscal years exceeding specified target levels beginning with the award year. Restricted shares are subject to forfeiture in certain circumstances as defined in the 1992 Stock Plan.

     Restricted stock activity for the three years ended December 31, 1996 is summarized as follows:


                                                            Shares
                                                          ---------
Balance, December 31, 1993                                 546,429
        Granted                                             59,219
        Vested                                             (47,779)
        Terminated and canceled                                 --
--------------------------------------------------------------------------------
Balance, December 31, 1994                                 557,869
        Granted (weighted average fair value, $25.00)       35,783
        Vested                                            (211,794)
        Terminated and canceled                            (61,253)
-------------------------------------------------------------------------------
Balance, December 31, 1995                                 320,605
        Granted                                                 --
        Vested                                             (28,347)
        Terminated and canceled                            (17,328)
--------------------------------------------------------------------------------
Balance, December 31, 1996                                 274,930
===============================================================================

     Unearned compensation with respect to restricted shares, representing the fair value of the restricted shares at date of award, is charged to income over a ten-year period or over the period of actual vesting whichever is shorter. Compensation expense with respect to restricted shares amounted to $382,000 in 1996, $391,000 in 1995 and $2,794,000 in 1994.

     At December 31, 1996 and 1995, 2,996,262 and 2,847,859 common shares, respectively, were reserved for outstanding stock options and for future grants of stock options and restricted shares. In addition, 125,000 shares of Series B Junior Participating Preferred Stock are authorized for issuance under the Company's Stockholder Rights Plan. If the Company had elected to recognize compensation cost for its stock based compensation plans based on the fair value at the grant dates for awards under those plans in accordance with SFAS 123, net income and earnings per common share would have been reduced to the pro forma amounts below (amounts in thousands, except per share data):

                                                  1996           1995
-----------------------------------------------------------------------
Net Income:                     As reported     $13,066         $32,639
                                Pro forma       $11,794         $31,726
Earnings per common share:      As reported        $.48           $1.22
                                Pro forma          $.44           $1.19
=======================================================================


Note 5: Commitments and Contingencies

     The Company's leases consist primarily of facilities and equipment and expire principally between 1997 and 2005. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases included in results from continuing operations approximated $3,900,000 in 1996, $4,200,000 in 1995 and $2,700,000 in 1994. Future minimum payments under noncancelable leases as of December 31, 1996 were as follows (amounts in thousands):

                                    Operating   Capitalized
                                      Leases       Lease
                                    ---------   -----------
1997                                $  4,020    $  2,450
1998                                   3,690       2,450
1999                                   3,090       2,450
2000                                   2,920       2,450
2001                                   2,810       2,450
Thereafter                             5,660       9,800
---------------------------------------------------------
   Total minimum lease payments      $22,190     $22,050
---------------------------------------------------------
   Less: amount representing interest             (6,548)
---------------------------------------------------------
Present value of future minimum
   lease payments including
   current maturities of $1,160                  $15,502
=========================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Allen Telecom Inc.

     The Company is self insured for health care, workers compensation, general liability and product liability up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has provided a letter of credit in favor of these carriers in the amount of $1,881,000.

     During 1996, the Company entered into an agreement and made an equity investment in a wireless telecommunications company in the amount of $5,000,000. This company has agreed to purchase from the Company $50,000,000 of equipment and services through December 31, 2001. In connection with this purchase commitment, the Company will make available up to $50,000,000 of product financing in the form of secured, interest bearing loans to be used solely to finance the purchase price of the equipment and services supplied by the Company.

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

     In connection with the pending sale of the centralized emissions testing programs, the Company remains liable under certain leases and other obligations. See Note 9 for additional information.

     The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company has been named as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") with respect to alleged environmental conditions at one industrial site. This action was dismissed on a motion for summary judgment, and the dismissal has been appealed to the United States Court of Appeals for the Sixth Circuit. In addition, the Company settled one environmental matter in 1995 for approximately $70,000. The Company believes it is reasonably possible that environmental related liabilities may exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation, for which the Company may ultimately be responsible, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.


Note 6: Pension and Employee Benefit Plans

The Company has noncontributory pension plans covering the majority of its full-time domestic employees. Plans covering salaried employees provide benefits that are based on years of service and compensation during the ten-year period prior to retirement, while the plan covering hourly employees typically provides benefits based on specified amounts for each year of service. Domestic pension costs are funded in compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, as employees become eligible to participate, generally upon employment.

     Net periodic pension cost of continuing operations for the Company's plans included the following components (amounts in thousands):

                                      1996     1995      1994
                                      ----     ----      ----
Service cost benefits
        earned during the year      $1,165   $  926    $1,311
Interest cost on the projected
  benefit obligation                 2,143    2,487     3,282
Actual income on plan assets        (3,474)  (5,781)   (1,469)
Settlement (gains) costs                --   (2,135)       35
Net amortization and deferral        1,509    3,193    (2,050)
---------------------------------------------------------------
Net periodic pension
        cost (benefit)               1,343   (1,310)    1,109
Less allocated to discontinued
  operations                            --       --      (414)
--------------------------------------------------------------
                                    $1,343  ($1,310)  $   695
==============================================================

     In 1995, the Company experienced a settlement gain in the amount of approximately $2,208,000 ($1,325,000 after related deferred income taxes); this net gain was credited to retained earnings in connection with the spin-off. (See
Note 9).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Plan assets consist principally of equity securities (including 92,000 common shares of the Company) and investments in the separate accounts and general funds of insurance companies. The following tables set forth the plans combined funded status, at December 31, 1996 and 1995 (amounts in thousands):

                                                      Assets         Benefits
                                                      Exceed         Exceed
                                                     Benefits        Assets
1996:
Actuarial present value of benefit obligations:
        Vested benefits                               $17,972       $7,301
        Nonvested benefits                                894          408
----------------------------------------------------------------------------
        Accumulated benefit obligation                 18,866        7,709
        Effect of projected future compensation levels  1,590        1,047
----------------------------------------------------------------------------
        Projected benefit obligations                  20,456        8,756
Plan assets at fair market value                       20,948        3,022
----------------------------------------------------------------------------
        Projected benefit obligation less than
        (in excess of) plan assets                        492       (5,734)
Loss due to actual experience
        varying from actuarial assumptions              1,595          252
Prior service cost not yet
        recognized in pension cost                       (133)       2,140
Transition liability (asset)
        on adoption of new accounting
        standard to be recognized in the future          (252)          10
Adjustment required to recognize
        minimum liability                                  --       (1,355)
----------------------------------------------------------------------------
Prepaid (accrued) pension cost                       $  1,702      ($4,687)
============================================================================

1995:
Actuarial present value of benefit obligations:
        Vested benefits                               $17,564      $ 9,870
        Nonvested benefits                                558           94
---------------------------------------------------------------------------
        Accumulated benefit obligation                 18,122        9,964
        Effect of projected future compensation levels  1,384           --
---------------------------------------------------------------------------
        Projected benefit obligations                  19,506        9,964
Plan assets at fair market value                       20,860        5,622
---------------------------------------------------------------------------
        Projected benefit obligation less than
           (in excess of) plan assets                   1,354       (4,342)
Loss due to actual experience
        varying from actuarial assumptions              1,207          606
Prior service cost not yet
        recognized in pension cost                       (141)         156
Transition liability (asset)
        on adoption of new accounting standard
        to be recognized in the future                   (330)          15
Adjustment required to recognize
        minimum liability                                  --         (777)
----------------------------------------------------------------------------
Prepaid (accrued) pension cost                         $2,090      ($4,342)
============================================================================



Assumptions used in determining pension cost for the plans are:

                                                     1996    1995
                                                     ----    ----
Discount rate                                       7 1/2%  7 1/4% - 8%
Expected rate of increase
        in compensation                             5 1/2%  5 1/2%
Expected long-term rate of return on plan assets        9%      9%



     The discount rates used by the Company in 1995 were 7 1/4% for all U.S. pension plans and 7 1/2% and 8% (the termination rates) for its Canadian plans, which were terminated in 1996.

     The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The components of the expense for postretirement health care and life insurance benefits from continuing operations are as follows (amounts in thousands):

                                               1996    1995    1994
                                               ----    ----    ----
Net periodic cost:
Service cost benefits
        attributed to service
        during period                         $  15   $  12    $182
Interest cost on accumulated
        postretirement benefit obligation       110     108     348
Amortization of (gain)/loss                      (2)     (7)     51
--------------------------------------------------------------------
Net postretirement health care cost             123     113     581
Less allocated to
        discontinued operations                  --      --    (451)
--------------------------------------------------------------------
                                               $123    $113    $130
====================================================================


     The components of the accumulated postretirement benefit obligation (all of which are unfunded) are as follows (in thousands):

                                                 1996      1995      1994
                                                 ----      ----      ----
Retirees                                        $1,103   $1,173    $1,742
Fully eligible active plan participants            102       78       123
Other active plan participants                     141      302     1,346
Unrecognized net gain/(loss)                       263       46       (99)
---------------------------------------------------------------------------
Accumulated postretirement
        benefit obligations                     $1,609   $1,599    $3,112
===========================================================================


     The actuarial calculation assumed a 13.2% increase in the health care cost trend rate for 1996 (13.7% in 1995 and 14.1% in 1994). Based upon more recent data, the assumed trend rate to be used for 1997 was reduced to 9.6%. The assumed rate decreases approximately .4% per year through the year 2010 to 5.0% and remains constant beyond that point. The health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $56,000 and increase net periodic cost by $8,700. The weighted average discount used in determining the accumulated postretire-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allen Telecom Inc.


ment benefit obligation was 7.50% in 1996, 7.25% in 1995 and 8.25% in 1994, respectively. In addition, the Company negotiated and modified certain postretirement pension obligations which resulted in actuarially based net gains. Accordingly, the Company reported a gain of $1,855,000 (of which, $1,365,000 was included in income from discontinued operations) in 1994.


Note 7:  Income Taxes

Information with respect to income taxes in continuing operations is as follows (amounts in thousands):

                                             1996     1995      1994
                                             ----     ----      ----
Income before taxes and
    minority interests:
            Domestic                     $  9,472   $35,636   $34,846
            Foreign                        37,054    14,805    (3,391)
---------------------------------------------------------------------
                                          $46,526   $50,441   $31,455
---------------------------------------------------------------------
Provision (Benefit) for income taxes:
    Current:
            Federal                      $  2,764  $  5,550   $11,620
            Foreign                        19,170     7,323        --
            State and local                   580       927     1,423
---------------------------------------------------------------------
                                           22,514    13,800    13,043
---------------------------------------------------------------------
    Deferred:
            Federal                        (2,054)    5,173    (1,852)
            Foreign                           108       868        --
            State and local                  (903)      297        --
----------------------------------------------------------------------
                                           (2,849)    6,338    (1,852)
----------------------------------------------------------------------
                                          $19,665   $20,138    $11,191
======================================================================


     A reconciliation of the provision for income taxes at the Federal statutory rate of 35% to the reported tax provisions is as follows (amounts in thousands):

                                              1996      1995      1994
Provision computed at the
        Federal statutory rate              $16,284   $17,654   $11,009
State and local income
        taxes, net of Federal
        income tax benefit                     (210)      796       925
Net higher (lower) tax rates
        on foreign income                     6,082     3,304      (471)
Benefit of foreign sales corporation
        and other tax credits                (2,055)   (1,881)     (734)
Tax effect of write-off of non-deductible
        acquired in-process research
        and development costs                   932        --        --
Other                                        (1,368)      265       462
------------------------------------------------------------------------
                                            $19,665   $20,138   $11,191
========================================================================

     The following table summarizes the Companys total provision (benefit) for income taxes (amounts in thousands):

                                           1996      1995     1994
                                           ----      ----     ----
Continuing operations                    $19,665   $20,138  $11,191
Discontinued operations                   (3,780)    3,672    6,524
Tax benefit of carryforward
        allocated to goodwill                 --        --   (1,330)
Allocated to equity:
        Stock options                        (82)     (509)     (42)
        Pension gain (loss) from
           business disposition and other
           pension items                     112     1,164     (940)
--------------------------------------------------------------------
                                         $15,915   $24,465  $15,403
====================================================================

     The components of deferred tax assets (liabilities) are comprised of the following as of December 31, 1996 and 1995 (amounts in thousands):

                                                         1996          1995
                                                         ----          ----
Gross deferred tax assets:
        Inventory                                    $  3,599        $  3,732
        Pensions and deferred compensation              2,000           1,838
        Tax credit carryforwards                        1,480           2,986
        Product warranty claims                         1,108             861
        Other                                           2,005           2,067
------------------------------------------------------------------------------
                                                       10,192          11,484
------------------------------------------------------------------------------

Gross deferred tax liabilities:
        Intangible assets                              (8,497)         (6,820)
        Depreciation                                   (1,205)         (1,082)
        Unremitted foreign earnings                    (1,500)         (2,154)
        Plant closings and costs of
           discontinued operations                       (203)         (1,719)
        Deferred start-up costs                        (2,924)         (1,811)
        Other                                          (8,147)         (8,355)
------------------------------------------------------------------------------
                                                      (22,476)        (21,941)
------------------------------------------------------------------------------
Net deferred tax liabilities                         ($12,284)       ($10,457)
==============================================================================

     Deferred tax assets (liabilities) are recorded in the consolidated balance sheet as follows (amounts in thousands):

                                                      1996        1995
                                                      ----        ----
Other current assets                                  $932        $888
Current liabilities - deferred income taxes         (4,344)     (5,796)
Other liabilities and deferred credits              (8,872)     (5,549)
-----------------------------------------------------------------------
                                                 ($ 12,284)   ($10,457)
=======================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     During 1996, 1995 and 1994, general business tax credits of approximately $500,000, $359,000 and $300,000 generated in the respective year were used to reduce the provision for income taxes. At December 31, 1996, the Company has available alternative minimum tax credits in the amount of $1,480,000 available to reduce future federal income tax liabilities.

     United States income taxes are not provided on undistributed earnings of the Companys foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $18,000,000 at December 31, 1996. While the amount of federal income taxes, if such earnings are distributed in the future, cannot now be determined, it is expected such taxes may be reduced by tax credits and other deductions.


Note 8: Geographic Data

The distribution of the Companys geographic operations is as follows (amounts in thousands):

                                          1996            1995           1994
                                          ----            ----           ----
Sales:
        United States                 $ 241,657      $ 245,210      $ 208,441
        Canada                            7,427          6,112          2,068
        Europe                          120,414         55,234          3,008
-----------------------------------------------------------------------------
                                      $ 369,498      $ 306,556      $ 213,517
=============================================================================
Operating Income:
        United States                 $  17,454      $  40,665      $  40,135
        Canada                              345            (56)            33
        Europe                           37,116         15,304           (256)
-----------------------------------------------------------------------------
                                         54,915         55,913         39,912
Financing costs                          (2,785)        (2,098)        (1,785)
General corporate expenses               (5,604)        (3,374)        (6,672
------------------------------------------------------------------------------
                                      $  46,526      $  50,441      $  31,455
------------------------------------------------------------------------------
Assets:
United States, including
        Mexican Maquiladora           $ 293,191      $ 282,439      $ 339,135
Canada                                    3,707          6,700          8,835
Europe                                  113,614         74,426          9,746
-----------------------------------------------------------------------------
                                      $ 410,512      $ 363,565      $ 357,716
==============================================================================

     Export sales of continuing operations were $86,542,000, $98,205,000 and $62,175,000 in 1996, 1995 and 1994, respectively.

     The aggregate net currency transaction and translation amounts in income from continuing operations included gains of $126,000 and $34,000 in 1996 and 1995, respectively, and a loss of $32,000 in 1994.


Note 9: Acquisitions and Dispositions

     On August 26, 1996, as amended on January 15, 1997, the Company's subsidiary, MARTA Technologies, Inc. ("MARTA"), which operates centralized automotive emissions testing programs, entered into a contract to transfer its Cincinnati, Ohio testing program to Envirotest Systems Corp. ("Envirotest"). The Jacksonville, Florida program is also subject to ongoing contract provisions between MARTA and Envirotest under which that program may also be sold, under certain circumstances, to Envirotest at some future date. The transaction has not, as yet, been consummated. The contract is subject to a number of pre-closing conditions including state government approval.

     Pursuant to the terms of the agreement, the Company will receive a stipulated amount, in cash, in exchange for MARTA's contractual rights to operate the Cincinnati, Ohio program, and Envirotest will sub-lease from MARTA the land and buildings as well as lease from MARTA the testing equipment and other assets utilized in the program. The leases would run through the remaining initial term of the program, which terminates December 31, 2005. The Company will account for such leases as operating leases and will remain as primary obligor under the existing land and buildings capitalized lease obligation.

     The Company has decided that it will exit the centralized automotive emissions testing business. In the event the aforementioned agreement for sale is not consummated, the Company will continue to endeavor to sell MARTA's operating programs, or operate them until the termination of the respective contracts, and will not bid upon or seek new emissions testing programs. The State of Maryland program currently runs through April 30, 1998, and the State has options for two one-year extensions. The contract for the Jacksonville, Florida program initially ran through March 31, 1998; however, the State recently has decided to extend the program for two years as provided in the contract. The Company will continue to operate these programs pursuant to its contractual commitments pending any disposal.

     MARTA's El Paso, Texas program was officially terminated in January 1996. MARTA has filed a claim with the State and is proceeding with the settlement provisions set forth in the contract with the State. The Company believes that its contract provides for appropriate compensation and will pursue all remedies to protect its interests. The recorded carrying amount of its investment in the El Paso program is $7,892,000. MARTA is incurring certain additional costs (in particular, interest on the carrying value of its investment) which, for financial reporting purposes, are being expensed as incurred and have been included in the claim. At this time, it is not possible to predict the ultimate outcome of the settlement process, or the timing of receipt of funds related thereto, which is subject to appropriation by the State of Texas.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allen Telecom Inc.

     MARTA is also currently in discussions with the State of Kentucky in connection with its contract to operate the centralized automotive emissions testing program in Northern Kentucky. This program was previously suspended by the State prior to implementation of an emissions testing program. MARTA has filed a lawsuit in connection with its claim for compensation from the State. The Company's contract provides for the payment of reasonable compensation on early termination of the contract, which the Company contends has effectively occurred. The recorded carrying amount of the investment in the Kentucky program is approximately $900,000. Similar to the aforementioned Texas program, MARTA is incurring certain costs which have been expensed for financial reporting purposes and which were included in the claim filed with the State.

     The Company has presented the centralized automotive emissions testing business as a discontinued operation in the Consolidated Statements of Income. A summary of the non-current assets of the business is as follows (amounts in thousands):

Cincinnati, Ohio program:
        Land and buildings under capital lease         $15,283
        Testing equipment and other costs               14,100
Carrying value of El Paso, Texas assets                  7,892
Other                                                    4,756
--------------------------------------------------------------
                                                       $42,031
==============================================================

     Discontinued operations include managements best estimate, based on the aforementioned proposed sale transaction, of the loss from the disposal of the emissions testing business in the amount of $5,643,000, or $3,724,000 after related tax benefit ($.14 per common share). Actual results could differ from these estimates and are dependent upon final determination of the contract terms of the sale of the Cincinnati, Ohio program to Envirotest, the continuing efforts to sell or operate existing programs, and resolution of claims against a number of States. In addition, the proposed claims and settlements with the States of Texas and Kentucky could differ in the near term from the recorded net asset values. In this regard, MARTA's claims are for amounts in excess of the carrying value of the assets (representing costs incurred and expensed both prior to and subsequent to termination of the programs) but remain subject to continuing negotiations and the appropriation of funds by the States.

     On September 8, 1995, the Company's Board of Directors declared a spin-off distribution of 100% of the common shares of a newly formed wholly owned subsidiary, TransPro, Inc. ("TransPro") to the Company's common shareholders of record at the close of business on September 29, 1995 (the "Spin-off"). Common shares were distributed on the basis of one share of TransPro common stock for every four shares of the Company's common stock. Prior to the Spin-off, the Company contributed to TransPro cash, the ownership interests in the net assets and liabilities of its Crown and G&O Manufacturing Company divisions and the stock of AHTP II, Inc. and Allen Heat Transfer Products, Inc., which owned the Companys partnership joint venture interest in GO/DAN Industries ("GDI"). These entities comprised the Company's Truck Products Business. Following the distribution, TransPro became an independent, publicly traded corporation.

     In connection with the Spin-off, the Company has presented the Truck Products Business as a discontinued operation in the Consolidated Statements of Income. The Company charged the net assets transferred to TransPro against its retained earnings.

     Summarized income statement information relating to the results of discontinued operations is as follows (amounts in thousands, except per share data):

                                        Years Ended December 31
                            1996          1995                   1994
                            Marta     Marta   TransPro      Marta     TransPro
----------------------------------------------------------------------------
Sales                      $14,914    $8,821  $92,933      $2,796    $115,039
Operating income
       (loss)               (5,627)   (2,624)   9,726        (748)     16,113
Equity in earnings
       of joint venture         --        --    2,219          --       1,368
Net income (loss)           (3,766)   (1,756)   7,852        (530)      9,983
Earnings (loss) per
       common share           (.14)     (.07)     .30        (.02)        .38


     The fiscal year 1995 results of operations for TransPro are for the nine-month period ended September 30, 1995 and excludes transaction costs of $733,000 (after related income taxes of $467,000) related to the distribution of the Truck Products Business. Further, results of operations for TransPro are net of allocated interest of $205,000 and $402,000 in 1996 and 1995, respectively. Results of operations for MARTA are net of allocated interest (income) of $1,243,000, $(277,000) and $(491,000) in
     1996, 1995 and 1994, respectively.

     In September 1996, the Company acquired, in exchange for 83,964 shares of its common stock, 100% of Signal Science, Incorporated ("SSI"). In addition, the selling shareholders may receive future contingent cash consideration based on sales over an eight-year period. The Company accounted for the acquisition under the purchase method; accordingly, the consolidated financial statements reflect the inclusion of SSI as of the acquisition date. In addition, the Company incurred a one-time non-cash charge relating to the write-off of purchased in-process research and development costs of $2,662,000. SSI's primary business is research and development projects involving special purpose radio signal equipment for telecommunications applications. In May 1996, the Company acquired a 64.3% interest in Tekmar Sistemi S.r.l. ("Tekmar"), an Italian company that produces fiber optic modules used predominately in the wireless telecommunications and cable television markets for cash and 9,783 shares of common stock. Senior management of Tekmar owns the remaining 35.7% ownership interest. The Company has the right, pursuant to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

certain put and call options, to acquire the remaining minority interest of Tekmar over a five-year period. This acquisition resulted in $3,000,000 of excess of cost over net assets acquired (goodwill). Further, in May 1996, the Company acquired the remaining 20% minority interest of its Grayson Electronics Company subsidiary for cash. Proforma results of operations for these acquisitions have not been presented because the impact is not significant to results of operations.

     On March 17, 1995, the Company acquired an additional 40% interest in FOR.E.M. S.p.A. ("FOREM"), a manufacturer of wireless telecommunications products located in Italy. FOREM owns 62% of Mikom G.m.b.H., located in Germany. The Company had previously acquired an initial 40% of FOREM in December 1994. The total consideration paid for the Companys 80% ownership interest in FOREM has aggregated approximately $25,352,000 which includes certain costs of acquisition. The remaining 20% of FOREM's outstanding stock is subject to certain put and call arrangements between the Company and the sellers. The purchase price for this remaining 20% ownership interest is based upon a formula relative to future earnings.

     Pro forma combined sales from continuing operations of the Company and FOREM for 1995 and 1994 (assuming the acquisition was effected on November 1, 1993) would have been approximately $330,000,000 and $256,000,000, respectively. Pro forma combined income from continuing operations for 1995 and 1994 would have been approximately $26,100,000 ($1.04 per share) and $18,900,000 ($.74 per share), respectively. However, in management's opinion, the pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the acquisition of FOREM taken place on such date or of future results of operations of the combined businesses under the ownership of the Company.


Note 10: Fair Values of Financial Instruments

     Financial Accounting Standards Board ("FASB") Statements No. 107, "Disclosure about Fair Value of Financial Instruments", and No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments", are part of a continuing process by the FASB to improve information regarding financial instruments. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statements.

     Cash and Short-Term Investments: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Long-Term Investments: One of the Company's investments in telecommunication companies has a fair market value, based on a definitive purchase agreement with a third party, in excess of the Company's cost basis. It is not practicable to estimate the fair value of the Company's 8% investment in the common stock of its former specialty rubber products business or its other investments in telecommunications companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts recorded at December 31, 1996 were not impaired and reflect the corresponding fair values. Dividends aggregating $215,000 were paid on one investment in 1996.

     Long-Term Debt: The fair values of the Companys long-term debt either approximate fair value or are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     Off-balance-sheet instruments: The Company utilizes letters of credit to back certain financing instruments and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place. The Company entered into a foreign currency contract in November 1996 to offset the impact of currency rate changes against certain assets and liabilities of a German subsidiary. In addition, the Company's Italian subsidiary enters into foreign currency contracts to offset the impact of currency rate changes against certain assets related to accounts receivable. The fair value of such contracts are based on quoted market prices of comparable contracts. The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows (amounts in thousands):

                                          Carrying Amount   Fair Value
                                          ---------------   ----------
1996
Cash and cash equivalents                      $23,879        $23,879
Non-current investments                         12,171         14,054
Long-term debt                                  53,345         54,294
Off balance sheet financial instruments:
        Letters of credit                        1,881          1,881
        Foreign currency net sales contracts    15,682         15,798
----------------------------------------------------------------------
1995
Cash and cash equivalents                      $15,706        $15,706
Non-current investments                          7,122          7,122
Long-term debt                                  50,177         51,733
Off balance sheet financial instruments:
        Letters of credit                        1,982          1,982
        Foreign currency net sales contracts     4,469          4,472
======================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allen Telecom Inc.


Note 11: Unaudited Quarterly Financial Data

Quarterly financial data are summarized as follows (amounts in thousands, except per share amounts):

                                 March 31      June 30     Sept. 30    Dec. 31
-------------------------------------------------------------------------------
1996
Sales                             $84,469      $88,459      $95,010   $101,560
Gross profit                       28,928       31,559       32,206     38,404
Income from continuing
     operations                     4,682        5,702        3,497      6,675
Income (loss) from
     discontinued operations         (437)        (565)      (6,488)        --
Net income                          4,245        5,137       (2,991)     6,675
Earnings per common share:
     Primary and Fully Diluted:
         Continuing operations        .18          .21          .13        .25
         Discontinued operations     (.02)        (.02)        (.24)        --
         Net Income                   .16          .19         (.11)       .25

1995
-------------------------------------------------------------------------------
Sales                             $58,592      $81,538      $85,369    $81,057
Gross profit                       22,585       32,469       32,770     29,629
Income from continuing
     operations                     5,728        7,085        7,631      6,832
Income (loss) from
     discontinued operations        1,328        2,305        1,841       (111)
Net income                          7,056        9,390        9,472      6,721
Earnings per common share:
     Primary and Fully Diluted:
         Continuing operations        .22          .26         .28         .25
         Discontinued operations      .05          .09         .07          --
         Net Income                   .27          .35         .35         .25


Note 12: Supplemental Cash Flow Disclosure

During 1996, the following non-cash transaction was effected and is not reflected in the Consolidated Statement of Cash Flows:

     As described in Note 9, in 1996 the Company acquired, in exchange for, in part, 93,747 shares of its common stock, 100% of Signal Science, Incorporated and 64.3% of Tekmar Sistemi S.r.l.

     During 1995, the following non-cash transactions were effected and are not reflected in the Consolidated Statement of Cash Flows:

     The Company recorded fixed assets and a related capital lease obligation in the amount of $16,375,000 in connection with leasing land and facilities for one of its discontinued emissions inspection programs.

     On September 29, 1995, the Company completed the largely non-cash spin-off distribution of 100% of the common shares of TransPro.

     In May, 1995, the Company called for redemption the outstanding $4,917,000 of its Convertible Subordinated Debentures issued in 1992 in connection with the acquisition of Alliance Telecommunications Corporation. Subsequent thereto, holders of these debentures converted such debentures into 351,834 shares of the Companys common stock.

     The Company had no significant non-cash transactions in 1994.

     Information with respect to cash paid during the year for interest and taxes is as follows:

                                 1996           1995            1994
Interest paid               $ 4,907,000     $ 3,840,000     $3,600,000
Interest capitalized                 --         440,000        970,000
Income taxes paid, net        1,778,000      18,890,000        240,000

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Allen Telecom Inc.

We have audited the accompanying consolidated balance sheets of Allen Telecom Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allen Telecom Inc. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


Cleveland, Ohio
February 17, 1997


REPORT OF MANAGEMENT

To the Board of Directors and Stockholders of Allen Telecom Inc.

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

     The Audit Committee of the Board of Directors, comprised entirely of non-employee directors, meets regularly with management, the internal auditors and the independent accountants to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The internal auditors and independent accountants have full and free access to the Audit Committee and may have discussions regarding appropriate matters, with and without the presence of management.

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


/s/ Robert G. Paul


Robert G. Paul
President and Chief Executive Officer



/s/ Robert A. Youdelman

Robert A. Youdelman
Executive Vice President, Chief Financial Officer



/s/ James L. LePorte, III

James L. LePorte, III
Vice President, Treasurer & Controller, Chief Accounting Officer

MANAGEMENTS DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Results of Operations

Overview

($ millions)                            1996    1995    1994
------------                            ----    ----    ----
Sales                                 $369.5  $306.6  $213.5
Operating income                        57.6    55.9    39.9
Income before taxes and
   minority interests                   46.5    50.4    31.5
Income from continuing operations       20.6    27.3    19.7
Net income                              13.1    32.6    29.2
Total assets                           410.5   363.6   357.7
Capital expenditures                    17.5    16.8     6.4
Depreciation                            11.7     8.3     3.7

The increase in sales in 1996 of $62.9 million, or 21% over 1995, was due to the significant growth of international sales, which increased $54 million, or 35%, compared to prior year levels. European sourced sales increased to $120 million this year from $55 million in 1995. The increase in sales in 1995 of $93.1 million, or 44%, was due in large measure to the 80% acquisition of FOR.E.M. S.p.A. and its majority owned subsidiary Mikom G.m.b.H. (collectively referred to herein as "FOREM") which contributed $55 million in sales for the nine-month period they were included in the Companys consolidated financial statements in 1995. The balance of the growth was due to sales growth within existing product lines.

     Operating income (representing income before financing costs, general corporate expenses and the one time non-cash write-off of acquired in-process research and development) increased $1.7 million, or 3%, in 1996, as the significantly increased earnings relating to sales of the Companys international systems and site management products were largely offset by earnings declines in the domestic Systems and Site Management product lines. Lower profitability in these product lines was attributable to lower product margins, lower requirements for domestic cellular applications and increased spending on research and development costs by the Company to accommodate sales to Personal Communications Systems ("PCS") markets which were slow to materialize in 1996.

     Income from continuing operations declined $6.7 million in 1996, as compared with 1995, due to the write-off of acquired in-process research and development costs incurred in connection with an acquisition in the amount of $2.7 million or $.10 per common share (see Note 9 of Notes to Consolidated Financial Statements), a $3.3 million increase in minority interest expense relating to the outstanding 20% minority interest in FOREM and its 38% minority interest in Mikom G.m.b.H., as well as higher financing and general corporate expenses. Income from continuing operations was also adversely affected by a higher effective tax rate due to the proportion of European earnings taxed at rates substantially higher than in the U.S.

     The decline in net income from $32.6 million in 1995 to $13.1 million in 1996 reflects both the $7.5 million of losses for the discontinued centralized automotive emissions test business (as discussed below) and the impact of the elimination of the spun-off automotive and truck products business, which earned $7.1 million in profits in 1995 through the September 30, 1995 spin-off date.

     Operating income increased by $16.0 million, or 40%, in 1995 over 1994. This increase was due primarily to the acquisition of FOREM and increased sales from existing product lines. Operating income and income from continuing operations increased due to such higher sales levels; however, net income was adversely impacted by the higher tax rates in Europe and the minority interest expense attributable to FOREM.

Sales

Sales of the Companys Systems products (which generally are comprised of booster and repeater products for cellular and PCS systems, as well as the Companys SmartCell(TM), Extend-A-Cell(R) and system test and measurement products) were down slightly at $94.1 million in 1996 compared with $95.1 million in the preceding year. Sales in this product line have been impacted primarily by significantly lower shipments of the Company's Extend-A-Cell(R) frequency translating repeater, principally in domestic cellular markets. Offsetting this decline, in part, has been the Company's success with non-frequency translating repeaters particularly in European and other export markets. The most successful of these repeater products utilize GSM technology, which has gained worldwide acceptance as a cellular standard. Repeaters have also been developed for CDMA systems deployed in Asia and North America. Sales of system test and measurement products increased significantly in 1996 over 1995 as they have obtained higher market share with domestic PCS carriers. Sales growth expectations of the Systems products for the Company in 1997 are dependent on the development of new Systems products, maintaining market share and competitive pricing pressures.

     Sales of Systems products increased $19 million in 1995, or 25% from 1994. This increase in sales was largely attributable to the addition of GSM repeater products (due to the acquisition of

Sales of Systems Products

   amounts in millions of dollars

  92     93     94      95      96
  --     --     --      --      --

$51.3  $62.4  $76.1   $95.1   $94.1



Sales of Site Management and Other Non-antenna Products

   amounts in millions of dollars

  92      93      94       95      96
  --      --      --       --      --

$29.3    $49.1  $53.0   $112.9  $159.3

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations


     FOREM), which added $16 million of sales in 1995. Demand for the Companys Extend-A-Cell(R) and microcell products was strong; however, the emphasis in sales shifted from domestic to international markets. Increased sales in the international markets in 1995 more than offset a decline in domestic sales.

     Sales of Site Management and Other Non-antenna products (which include tower mounted amplifiers, filters, combiners and duplexers) increased to $159.3 million, or 41%, over 1995. This large increase in sales reflects the Companys strong market presence in Europe and the worldwide acceptance of GSM, where we have strong market share with GSM original equipment manufacturers ("OEMs") for our Site Management products.

     Site Management and Other Non-antenna products sales increased $59.9 million in 1995 over the 1994 level of $53.0 million. The FOREM acquisition in 1995 accounted for $39 million of this sales increase. In December 1994, the Company acquired a 40% interest in FOREM and subsequently increased its ownership to 80% in early 1995. Beginning on February 1, 1995, the Company consolidated the results of operations of FOREM; accordingly, results of operations included those of FOREM for the nine months ended October 31, 1995. (FOREMs results of operations are included on a two-month lag basis in order to facilitate the timely preparation of financial statements.) The acquisition of FOREM has expanded the overall international market share of the Companys products.

     Sales of Mobile and Base Antennas increased to $80.6 million in 1996, or 9.2%, over 1995. The increase in sales of this product line primarily resulted from sales of base station antennas in new PCS markets. The Company has sold PCS base station antennas to nearly all PCS carriers. However, this sales increase was partially offset by a decline in mobile antenna sales, as consumers shift from "mobile" cellular telephones, where the Company has significant market share, to portable cellular phones. The Company does not manufacture portable antennas.

     Sales in the Mobile and Base Antennas product line increased $5.1 million, or 7%, to $73.8 million in 1995 over the 1994 period. The base station antenna business performed well in 1995 as a result of the upgrading of base stations from analog to digital technology, which was often accompanied by upgraded new antennas, and penetration of new export markets, China in particular. Sales of the Companys Frequency Planning, Systems Design and Related Services product line increased in 1996 to $35.5 million, or 43%, over 1995, while in 1995 sales increased to $24.8 million, or 58%, over 1994. This product line continued to see strong demand for engineering services to domestic PCS carriers in 1996, paralleling the growth in sales in 1995. This business, operated by the Companys Comsearch division, does consulting work with nearly all major PCS operators. The Company anticipates that sales in this business will continue to grow as PCS systems are rolled out and optimized.

     In 1996, international sales constituted more than 56% of total sales, while in 1995, they comprised approximately 50% of sales. The Companys export sales from the U.S. are primarily to major wireless telephony companies, and are typically payable in U.S. dollars. European sales are primarily to major OEMs and cellular or PCS operators in local currencies. The Company sees no significantly greater risk in the operation of its business as a result of this proportion of international business. In late 1996, the Company entered into an agreement with a wireless telecommunications company whereby such company agreed to purchase $50 million of the Companys equipment and services through December 31, 2001. (See also Liquidity and Capital Resources below.) This arrangement should benefit all of the Companys product lines and, in the near term, particularly its base station antenna business. At December 31, 1996, the Company had its largest order backlog ever at nearly $100 million, excluding the aforementioned $50 million purchase commitment.




Sales of
Mobile and Base Antennas

amounts in millions of dollars

  92    93     94    95    96
  --    --     --    --    --

$42.4  $57.2    $68.7    $73.8   $80.6


Sales of Frequency
Planning, Systems Design
and Related Services

amounts in millions of dollars

  92     93      94      95      96
  --     --      --      --      --

$5.7   $14.9   $15.7   $24.8   $35.5



Operations

($ millions)                                    1996    1995    1994
------------                                    ----    ----    ----
Gross profit margin, as a percent of sales      35.5%   38.3%    40.4%
Operating expenses, as a percent of sales       13.5%   13.8%    16.8%
Research and development and
   new product engineering costs:
   Amount                                       $21.0   $17.0    $8.9
   As a percent of sales                          5.7%    5.5%    4.2%

Gross profit margins have declined in each of the years 1996 and 1995 as compared with the immediately preceding year. The decline in gross profit margin in 1996 was due primarily to changes in product mix, as well as continuing competitive pricing pressures, particularly in the Companys domestic Systems and Site Management product lines. The pattern of decline in gross margin experienced in 1995 was similar to that of 1996. The Company has embarked on a program to emphasize cost containment and improve margins, particularly in the Systems and Site Management product lines, and has seen improved margins during the latter half of 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

     Operating expenses (which consist of selling, general and administrative expenses, but exclude general corporate expenses and amortization of goodwill) are within normal operating ranges for the Company for both 1996 and 1995. The decline in percentage of such expenses in 1995 from 1994 represents the spreading of fixed costs on the significantly higher sales in 1995 relative to 1994 and the consolidation of FOREM which operates at a lower cost level.

     In the past few years, the Company has significantly increased its research and development and new product engineering costs in order to keep pace with the technological advances in the industry. The Company anticipates that this trend will continue as PCS and cellular systems are implemented and expanded and the Company strives to develop ancillary products, including software products, for the wireless telephony industry.

General Corporate

($ millions)                             1996    1995    1994
------------                             ----    ----    ----
General corporate expenses, net         $ 5.6   $ 3.4   $ 6.7
Corporate assets                         44.4    38.4    73.5

The increase in general corporate expenses in 1996, as compared with 1995, is due in large part to the cessation of royalty payments made under a noncompetition agreement. The agreement pursuant to which these payments were made expired in June 1996, and royalty income amounted to $.7, $1.6 and $1.8 million in 1996, 1995 and 1994, respectively. Lower general corporate expenses in 1995, compared with 1994, reflect significantly lower amortization of unearned compensation relating to restricted stock plans which amounted to $.4 million in 1995 (and a similar amount in 1996) as compared with $3.1 million in 1994, as well as lower general corporate insurance costs.

     Corporate assets consist of cash and other general corporate assets. The net change in such assets primarily reflects the net change in the Companys cash balances for each year presented.

Financing Costs

($ millions)                         1996    1995    1994
------------                         ----    ----    ----
Interest and financing expense:
   Interest expense                 $(3.8)  $(3.5)  $(2.9)
   Interest income                    1.0     1.4     1.2

The increase in interest expense in both 1996 and 1995, both as compared with the immediately preceding year, was due primarily to the acquisition and inclusion of FOREM. Lower interest income in 1996 when compared with 1995 reflects lower domestic investment income as a result of lower average cash levels. Higher investment income in 1995 as compared with 1994 related to the investment of funds generated late in 1994, and invested throughout 1995, and interest income of FOREM offset, in part, by the elimination of interest income on a note received from the sale of the Companys automotive diagnostic business in 1993.

     During the years presented, a majority of the Companys domestic cash was invested in tax exempt securities, which has the impact of lowering the net interest yield as compared with pre-tax instruments.

Income Taxes

($ millions)                     1996    1995    1994
------------                     ----    ----    ----
Provision for income taxes      $19.7   $20.1   $11.2
Effective tax rate               42.3%   39.9%   35.6%

The higher effective tax rate in 1996, as compared with 1995 and 1994, is due to the higher proportion of European earnings, which carry a tax burden of approximately 55%, as compared with the U.S. statutory rate of 35%. These higher tax rates have been offset, in part, by the tax benefits attributable to the Companys foreign sales corporation, which has reduced U.S. income taxes payable through favorable tax treatment accorded certain export sales.

     With the continued success of the Companys European operations, which carry the significantly higher tax burden, it is possible that the effective tax rate in 1997 could exceed that of 1996. (See Note 7 of Notes to Consolidated Financial Statements for additional information.)

Discontinued Operations

As more fully discussed in Note 9 of the Notes to Consolidated Financial Statements, the Company has decided to exit the Centralized Automotive Emissions Inspection business operated by its MARTA Technologies Inc. ("MARTA") subsidiary. The Company has determined that its decision to discontinue future efforts with respect to this business will allow it to fully devote management and financial resources to its expanding wireless telecommunications product lines. In this connection, the Company has entered into an agreement to sell the Cincinnati, Ohio program, which is currently not operating pending the sale. The Jacksonville, Florida program is also subject to ongoing contract provisions pursuant to which it may be sold at some future date. In the event the agreement for sale is not consummated, the Company will endeavor to sell MARTAs operating programs and will not bid upon or seek new emissions testing programs. The Company will continue to operate its programs pursuant to its contractual commitments pending any disposition.

     The Company has proposed to finance the disposition of the Cincinnati, Ohio program by entering into long-term leases whereby the purchaser will sub-lease from MARTA the land and buildings as well as lease from MARTA the test equipment and other assets used in the program. The term of these leases will run through the remaining initial term of the program, ending December 31, 2005. The Company will account for these leases as operating leases, resulting in rental income in future years, offset by depreciation expense on the leased assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

     Discontinued operations include managements best estimate, based, in part, on the aforementioned proposed sale transaction, of the loss from the disposal of the MARTA business in the amount of $5,643,000, or $3,724,000 ($.14 per common share) after related tax benefit. Actual results could differ from these estimates and are dependent on, among other things, the final determination and consummation of the contract for sale. In addition, it is not possible to predict the outcome of the settlement processes with respect to the claims with the States of Texas and Kentucky, which could differ in the near term from the recorded net asset values of these programs. In this regard, MARTA's claims are for amounts in excess of the carrying value of the assets but remain subject to continuing negotiations and the appropriation of funds by the States.

Inflation

The overall impact of the low rate of inflation in recent years has had no significant impact on the Company.

Environmental

The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and financial liability to the Company. (See Note 5 of Notes to Consolidated Financial Statements for additional information.)



Liquidity and Capital Resources

($ millions)                       1996           1995            1994
------------                       ----           ----            ----
Total debt                      $  56.0         $  55.8         $  45.1
Stockholders equity               226.0           210.4           224.2
Debt to equity ratio               .2:1            .3:1            .2:1

In 1996, the Company generated cash of $53.6 million from continuing operations as compared with $6.9 million in 1995. The significant increase in cash generation in 1996 as compared with 1995, despite lower income from continuing operations, was due in large measure to a lower level of investment in working capital in 1996 (despite significantly higher sales) than experienced in 1995, resulting in a cash generation of $29.0 million. In addition, the Company received in 1996 a refund of income taxes previously paid in 1995 in the amount of $8.0 million. In 1996, the Company also invested approximately $22.2 million in capital expenditures and software development products and $16.9 million in wireless telecommunications company investments.

     In 1995, the Company had a net cash generation from continuing operations of $6.9 million as compared with cash generation of $44.3 million in 1994. This decline in cash generation, despite an increase in income from continuing operations to $27.3 million in 1995 from $19.7 million in 1994, reflects a $34.6 million investment in working capital to support sales growth, particularly in Europe and international markets, as well as $18.9 million in income tax payments. In 1995, the Company also invested $21.2 million in capital expenditures and software development costs for new products, particularly for PCS markets. All of these investments were financed through the use of internally generated funds and available cash investments.

     The discontinued Centralized Automotive Emissions Testing business typically used cash due to the large, initial capital expenditure requirements as well as the need to fund current operating losses. The sale and disposal of this product line will not initially have a significant impact on the financial position or liquidity of the Company, although the sale will generate cash over the nine-year period of the operating leases. As a result of the decision to discontinue this business, the Company has terminated the $60 million of credit lines which were available for MARTA under the Companys revolving credit agreement, thereby reducing the Companys overall credit line under this agreement to $100 million. At December 31, 1996, no amounts were borrowed under this agreement and, after exclusion for amounts designated for letters of credit, approximately $82 million of credit was available for use. The revolving credit agreement expires in December 1999 and provides for financial flexibility to fund growth and expansion.

     During 1996, the Company entered into an agreement and made an equity investment in a wireless telecommunications company in the amount of $5.0 million. This company has agreed to purchase from the Company $50 million of equipment and services through December 31, 2001. In connection with this purchase commitment, the Company will make available up to $50 million of product financing in the form of secured, interest bearing loans to be used solely to finance the purchase price of the equipment and services supplied by the Company. The Company believes that existing credit lines and continued cash flow from operations provide sufficient flexibility for this arrangement.

     The future capital needs of the Company will be directed toward continued penetration and expansion in the wireless communications industry, both internally and through strategic alliances and acquisitions. Capital expenditures in 1997 are estimated to approximate $24 million, of which $4.3 million was committed at December 31, 1996. These proposed capital expenditures reflect the increase in productive capacity necessitated by the increase in the Companys sales volume, both domestically and in Europe.

     The Company believes that continued profitability and available unused credit lines provide sufficient liquidity to fund future growth, expansion and acquisitions.

FIVE-YEAR SUMMARY OF OPERATIONS

(amounts in thousands, except per share data)


Five Years Ended December 31, 1996                           1996          1995          1994          1993           1992
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Sales                                                    $ 369,498     $ 306,556     $ 213,517     $ 183,638     $ 126,405
Cost of sales                                              238,401       189,103       127,160       109,040        64,788
Selling, general and administrative expenses                58,101        47,908        44,252        40,452        30,871
Research & development and new product  engineering         21,023        17,006         8,865         7,886         4,487
Writeoff of inprocess research and development               2,662            --            --            --            --
Interest and financing expense                               2,785         2,098         1,785         1,805         1,092
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interests           46,526        50,441        31,455        24,455        25,167
Provision for income taxes                                  19,665        20,138        11,191           671         1,279
---------------------------------------------------------------------------------------------------------------------------
Income before minority interests                            26,861        30,303        20,264        23,784        23,888
Minority interests                                          (6,305)       (3,027)         (523)         (518)         (608)
---------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                           20,556        27,276        19,741        23,266        23,280
Discontinued operations:
        Income (loss) from discontinued operations          (3,766)        5,363         9,453         1,695        (5,173)
        Gain (loss) on sale of discontinued businesses      (3,724)         --            --          (2,936)         --
Cumulative effect of accounting changes                       --            --            --           2,102        (2,767)
---------------------------------------------------------------------------------------------------------------------------
Net income                                               $  13,066     $  32,639     $  29,194     $  24,127     $  15,340
===========================================================================================================================
Net income applicable to common stock                    $  13,066     $  32,639     $  29,194     $  21,947     $  11,315
===========================================================================================================================
Earnings (loss) per common share
        (Primary and fully diluted):
        Income from continuing operations                $     .76     $    1.02     $     .76     $     .92     $     .98
        Discontinued operations:
           Income (loss) from discontinued operations         (.14)          .20           .36           .07          (.27)
           Loss on sale of discontinued businesses            (.14)           --            --          (.13)           --
        Cumulative effect of  accounting changes                --            --            --           .10          (.14)
---------------------------------------------------------------------------------------------------------------------------
        Net income per common share                      $     .48     $    1.22     $    1.12     $     .96     $     .57
===========================================================================================================================
FINANCIAL CONDITION
Total assets: Manufacturing                              $ 410,512     $ 363,565     $ 357,716     $ 324,638     $ 304,111
              Lease financing                                 --            --            --            --          83,811
---------------------------------------------------------------------------------------------------------------------------
              Total company                                410,512       363,565       357,716       324,638       387,922
Working capital                                             94,378        93,371       107,940        71,808        67,013
Current ratio                                                 1.90          2.11          2.54          2.22          1.96
Total debt:   Manufacturing                                 55,955        55,799        45,064        52,597        68,083
              Lease financing                                 --            --            --            --          63,151
---------------------------------------------------------------------------------------------------------------------------
              Total company                                 55,955        55,799        45,064        52,597       128,177
Stockholder equity                                         225,951       210,377       224,181       195,161       159,339
Debt to equity ratio: Manufacturing                            .25           .27           .20           .27           .47
                      Lease financing                           --            --            --            --          4.90
---------------------------------------------------------------------------------------------------------------------------
                      Total company                            .25           .27           .20           .27           .81
Book value per common share                                   8.44          7.92          8.59          7.52          5.08
Shares outstanding at year end                              26,763        26,570        26,107        25,964        20,058
Return on stockholders equity                                  6.0%         14.7%         14.1%         12.6%         13.5%
Capital expenditures                                        20,992        24,498        14,833        11,360         6,653
Depreciation                                                12,231         8,896         7,477         6,611         6,701
Number of employees                                          2,900         2,800         2,700         2,500         3,000
===========================================================================================================================

All per share data have been restated to reflect stock dividends and stock splits.

Shareholder Information

Exchange Listings

Common Stock
(Ticker Symbol -- ALN)
New York Stock Exchange
Pacific Stock Exchange


Transfer Agent and Registrar

Harris Trust Company of New York
P.O. Box A3504
Chicago, Illinois 60690


Stock Price Range

dollars per share


    92         93         94         95         96

  $15.00     $29.19     $25.63     $39.38     $28.75
  $ 9.44     $12.94     $13.50     $21.25     $14.00





Market Price Range of Common Stock

                      1996                    1995                   1994
                High        Low         High        Low       High        Low
--------------------------------------------------------------------------------
1st Quarter     23 1/4      16 7/8     25 1/2       21 1/4    18 3/4     13 1/2
2nd Quarter     28 3/4      18 7/8     29 5/8       22        18 3/8     14
3rd Quarter     22 1/2      14         39 3/8       29 1/8    22 1/4     15 3/4
4th Quarter     23 3/4      14 3/4     35           21 7/8    25 5/8     19 3/8


Dividends Declared On Common Stock

                   1996    1995    1994    1993    1992
1st Quarter          --   $.05    $.04    $.03    $.025
2nd Quarter          --   $.05    $.04    $.03    $.025
3rd Quarter          --   $.05    $.04    $.03    $.023
4th Quarter          --     --    $.05    $.04    $ .03

Auditors

Coopers & Lybrand L.L.P.
Cleveland, Ohio


Form 10-K or Additional Information About the Company

Stockholders and others interested in obtaining additional information about the Company may do so by writing or calling Allen Telecom Inc., 25101 Chagrin Blvd., Beachwood, Ohio, 44122-5619, (216) 765-5822. The Form 10-K Annual Report, including financial statements and schedules, will be furnished without charge. Information concerning the Company can also be found on the Internet at http://www.allentelecom.com.


Affirmative Action Policy

It is the policy of Allen Telecom Inc. that all employees will be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin, in all personnel actions. No employee or applicant for employment will receive discriminatory treatment because of physical or mental handicap in regard to any position for which the employee or applicant for employment is qualified.


Stockholders

As of March 3, 1997, Allen Telecom Inc. had outstanding 26,832,305 shares of Common Stock owned by 1,926 holders of record.


Annual Stockholders Meeting

The Annual Meeting of Stockholders will be held at the Cleveland Marriott at Key Center, 127 Public Square, Cleveland, Ohio on Friday, April 25, 1997 at 9:30 a.m.



Mountain High Maps(R)   Copyright(C)  1993 Digital Wisdom, Inc.

Allen Telecom [Logo]



Allen Telecom Inc.
25101 Chagrin Boulevard
Beachwood, Ohio 44122-5619
www.allentelecom.com