Form 10-K405, Exhibit 13
period 1997-12-31
ALLEN TELECOM INC
filed 1998-03-20
CIK 3721

                                                                      Exhibit 13













                               ALLEN TELECOM INC.
                               1997 ANNUAL REPORT

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

WILLIAM O. HUNT
Chairman of the Board,
Chief Executive Officer
and Director,
Intellicall Inc.
Dallas, Texas

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

ROBERT  A. YOUDELMAN
Executive Vice President and
Chief Financial Officer

MCDARA P. FOLAN, III
Vice President, Secretary
and General Counsel

JAMES L. LEPORTE, III
Vice President, Treasurer
and Controller

PETER DE VILLIERS
Vice President,
Strategic Development

ANDREA CASINI
Managing Director,
Tekmar Sistemi S.r.l.

KENTON S. DAY
President,
Signal Science, Incorporated

TERRY N. GARNER
President,
Grayson Wireless Division

F. KIM GORYANCE
President,
Antenna Specialists Division

PETER MAILANDT
President,
Decibel Products Division

JEAN-LOUIS MESPLE'-DUFOUR
Chairman,
Telia S.A.

GOFFREDO MODENA
Managing Director,
FOREM. S.r.l.

MICHAEL K. MORIN
President,
Comsearch

CHRISTOPHER H. MORTON
President,
Allen Telecom
Systems Division

KARL-HEINZ SCHMIDT
Managing Director,
Mikom G.m.b.H.

GIANPIERO VILLA
President,
Worldwide Site Products



THE YEAR AT A GLANCE

                                                    1997                1996
FINANCIAL HIGHLIGHTS
Sales                                          $432,508,000        $369,498,000
Income Before
   Income Taxes and
   Minority Interests                          $ 46,713,000        $ 46,526,000
Income From
   Continuing Operations                       $ 23,981,000        $ 20,556,000
Net Income                                     $ 23,349,000        $ 13,066,000
Return On Equity                                        9.4%                6.0%
--------------------------------------------------------------------------------

FINANCIAL POSITION, YEAR-END:
Stockholders' Equity                           $260,822,000        $225,951,000
Working Capital                                $111,015,000        $ 94,378,000
Shares Outstanding                               27,298,000          26,763,000
--------------------------------------------------------------------------------

PER COMMON SHARE:
Basic:
   Income From
      Continuing Operations                    $        .89        $        .78
   Net Income                                  $        .87        $        .50
Diluted:
   Income From
      Continuing Operations                    $        .88        $        .76
   Net Income                                  $        .86        $        .48
Book Value per share                           $       9.55        $       8.44
--------------------------------------------------------------------------------

TABLE OF CONTENTS

The Year at a Glance                          1
Letter to Shareholders                        2
Business Review                               5
Consolidated Financial Statements            12
Notes to Consolidated Financial Statements   16
Management's Discussion and Analysis
   of  Financial Condition and
   Results of Operations                     28
Five-year Summary of Operations              32
Directors and Management   Inside front cover
Shareholder Information     Inside back cover

SAFE HARBOR CAUTIONARY STATEMENT
Statements included in this Annual Report which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future performance and financial results are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Allen Telecom's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q contain certain detailed factors that could cause the Company's actual results to materially differ from forward-looking statements made by the Company, including, among others, the costs and timetable for new product development, the health and economic stability of the world and national markets, the uncertain level of purchases by current and prospective customers of the Company's products and services, the impact of competitive products and pricing, the potential impacts of the Company's attempts to sell its discontinued operations in the vehicle emissions testing business, and the ultimate market value of the Company's investments in telecommunications ventures.

LETTER TO SHAREHOLDERS
The major focus of this year's annual report is on the products and services of the Company. It describes products that have led to our success, products that are expected to contribute to our future success, as well as when and how our Company's products are utilized in the wireless communications industry. Therefore, our comments in this letter will be focused on other aspects of the Company that we feel are important to you.

We experienced another year of substantial growth in 1997. Worldwide revenues for Allen Telecom in 1997 were $433 million, up 17% from the $369 million in 1996. The growth in Allen Telecom's total revenue is shown on the accompanying chart. Our international growth rate was far stronger, growing from $207 to $258 million, or 25% as compared to domestic growth from $162 million to $175 million, or 8%. Since we are not always certain which of our products are re-shipped by our domestic customers to their overseas customers, these figures are conservative with regards to a final overseas destination of our products. This pattern of growth is consistent with the fact that wireless telecommunications systems outside the U.S. are being developed at a much faster pace than in the U.S.

Income from continuing operations in 1997 was $30 million or $1.10 per common share before the special charge related to the discontinuance of two products ($.22 per common share) and an extraordinary charge for refinancing our long-term debt ($.02 per common share). Income from continuing operations in 1996 was $23 million ($.86 per common share) before a one time write-off of acquired in-process research and development costs.

The special charge in 1997 covered the write-off of assets, severance pay and expenses connected with our decision to discontinue the development and sale of the Company's wireless PBX product and IQ. SignumTM RF planning tool, as well as the rationalization of our domestic site management and systems businesses. In the case of the product write-offs, we did not believe that the cost of their continued development and support was warranted when compared to the prospects for their future success.

The wireless system subscriber base is continuing to grow in the U.S. even though the infrastructure is more mature than in most other parts of the world. During 1997, approximately 10 million new subscribers (a growth rate of 23%) were added to the U.S. subscriber base. Since we benefit most when new wireless communications systems are built, or new infrastructure is added to provide additional coverage, the growth of international markets is more important to us than the adding of new subscribers in the U.S. The growth rate of international subscribers, estimated to be 50% during 1997, is a much greater driver to Allen Telecom's sales.


[Photo] Robert G. Paul (left)
 and Philip Wm. Colburn

SALES FROM
CONTINUING OPERATIONS
            amounts in millions of dollars

  93        94        95        96        97
$183.6    $213.5    $306.6    $369.5    $432.5


The growth in the international subscriber base varies from country to country, but it is substantial. In many of the lesser developed countries, the wireless telephone system is being used to expand significantly the total telecom infrastructure that those countries require for their economic development. The wireless system can often be deployed faster and at less cost in many geographic regions as compared to laying and stringing the copper and fiber optic cable necessary for wired telephone systems. In more developed countries, it is often the desire for flexibility and immediate communications that fosters the growth in wireless usage. Enhanced safety is another reason given, particularly among U.S. consumers, for buying wireless telephones, although often it is convenience that causes increased usage once it is purchased.

The building of Personal Communications Services (PCS) networks in the U.S. has not had the expected impact on equipment suppliers (including Allen Telecom). While the A and B Block licensees have built a significant portion of their systems, they have used roaming agreements and partnerships to reduce the heavy capital investments which would have resulted from more extensive systems of their own. This trend, coupled with the very limited buildout thus far of the C, D, E and F Block licensees, has meant fewer opportunities for Allen Telecom equipment sales. Our PCS sales in 1997 increased approximately 9% from 1996.

During 1997, the Company's gross profit margins, before the special charge, improved slightly over the prior year, despite decreasing unit prices in a number of our product lines. To offset the price reductions, we have used product redesigns and enhanced manufacturing efficiencies to maintain our profit margins. The Company also was able to reduce its selling, general and administrative expenses as a percent of sales before the special charge when compared to 1996. These improvements, along with lower tax rates, have permitted the Company to spend more on research and development and still increase net income before the various charges.

Research and development and new product engineering continues to be the lifeblood of a company like Allen Telecom. R&D spending has increased in almost every product segment of the Company as we continue to find promising opportunities for new products. Our R&D spending increased from $21 million and 5.7% of sales in 1996 to $30 million and 7.0% of sales in 1997, continuing a trend as seen on the table to the right. 1997 represented our largest increase due to the more technical nature of some of our recent products.

The project that received the largest research and development spending increase over 1996 was the approximately $2.3 million spent during 1997 on the Company's geolocation product. This product is being developed to meet the government mandated requirements that by the year 2001 wireless carriers be able to identify the specific location of a wireless user who is making an emergency call (911). This product will make it possible to immediately and automatically forward the location information to the emergency dispatcher network just as happens now when a 911 call is placed on a wireline phone. At present, there is no method to locate the cellular or wireless caller when making an emergency 911 call. In some locations, emergency networks have refused to take a 911 call from a wireless telephone because of the confusion that can result. Our R&D efforts on this product will increase further in 1998 as we prepare for field testing during the year. We believe this will be a very large market, reaching $2.5 billion, and the technology we are developing should allow us to be a participant in that market.

The Company continues to evaluate whether to develop internally or acquire those new products and technologies which are necessary to properly service our OEM and carrier customers. We continue to make key acquisitions to enhance our product offerings and technologies. During 1997, the company acquired Telia S.A., a small French based manufacturer of power amplifiers. Its technology encompasses everything from Class A single channel power amplifiers to highly linear, multi-channel,

RESEARCH & DEVELOPMENT AND
NEW PRODUCT ENGINEERING COSTS
amounts in millions of dollars

 93        94        95             96           97

$7.9      $8.9      $17.0          $21.0        $30.4


                 as a percent of sales

 93        94        95             96           97

4.3%      4.2%      5.5%           5.7%         7.0%

power amplifiers with significant power handling capability. As with a number of our other acquisitions, we believe that the marriage of its technology and Allen Telecom's distribution organization can improve its revenues and image in the international marketplace. To enhance our geolocation technology, we acquired from Raytheon intellectual property and a small development team of engineers who have had experience integrating geolocation with a cellular network. We also acquired the assets and intellectual property pertaining to cable-based, in-building, wireless communications systems. This product line, named "Cable Star," has expanded our fiber-based, in-building coverage products to provide for maximum flexibility in engineering solutions for our customers.

During the year, we purchased the remaining 20% of FOREM that we did not previously own (which effectively also increased our ownership in its 62% owned Mikom GmbH subsidiary), primarily for cash. The growth in sales and profits of FOREM and Mikom since their acquisition in 1994, have been exceptional, and the acquisition of this minority ownership will allow us to integrate FOREM with other elements of Allen Telecom. We have promoted the general manager of FOREM to be president of our Worldwide Site Products business. This will assist us in the integration of our worldwide manufacturing, design and customer support services, consistent with the worldwide nature of the customer base for this product segment.

The Company's investment in RF Micro Devices (RFMD), originally made in 1992, was enhanced significantly during 1997. The Company's total investment of approximately $3 million has resulted in Allen Telecom owning approximately one million shares of RFMD. RFMD went public in June of 1997 at $12 per share, and has traded between $9 3/4 and $23 3/4 per share since the public offering.

While the economic dislocations in certain Southeast Asian countries may have some impact on the speed of continued deployment of their wireless telephone systems, we believe this is a short-term impact that will not alter the longer-term trends. Allen Telecom's strategy is to continue to add both internally and through acquisition the full range of products and services necessary to become an essential partner with our customers, wireless telecommunications OEMs and carriers. The obstacles that must be overcome by our customers vary depending on whether carriers are in the deployment, expansion, optimization or enhancement stages of their system development. It is Allen Telecom's intent to ensure its product offering is essential to the carriers' success at each of these different stages. The very real needs being filled by the wireless communication industry give us every reason to believe this will continue to be a growth industry and one in which we will maintain a vital and successful role.

/s/ Philip Wm. Colburn
Philip Wm. Colburn
Chairman of the Board


/s/ Robert G. Paul
Robert G. Paul
President and Chief Executive Officer


INCOME BEFORE TAXES AND
MINORITY INTERESTS
     amounts in millions of dollars

93        94        95        96        97
$24.5     $31.5     $50.4     $46.5     $46.7

[Graphics] GRAYSON ILLUMINATOR(TM)
           FOR NETWORK DRIVE TESTING

ALLEN TELECOM'S EVOLUTIONARY ROLE:
                    A PRODUCT TIMELINE

Allen Telecom supplies a variety of equipment and services to the worldwide wireless infrastructure market. Through its various divisions and subsidiaries, the Company participates in every stage in the evolution of a wireless service. By conducting early research and development of products embracing emerging technologies and future applications, by providing components to the original equipment manufacturers (OEMs) and equipment and services to the carriers, and through the supply of products for network performance engineering, Allen Telecom participates in every level of a system life. To address this global market, we have established manufacturing facilities in seven countries on four continents. To serve our customers, the Company has created a network of 31 sales and engineering support offices around the world.

[Graphics] RESEARCH AND DEVELOPMENT FOR
           FUTURE PRODUCT APPLICATIONS

RESEARCH AND DEVELOPMENT -           [Graphics] DESIGNING NEW WIRELESS
INVESTING IN THE FUTURE                         TELECOMMUNICATIONS SYSTEMS
The provision of new wireless services begins with a vision of how new technologies can be applied to create voice and data services for the business enterprise and consumer marketplace of the future. Well before Allen Telecom ships products or provides services, the process begins with the development of new technologies, products, and software for the market. This process may take as long as two years or more for complex systems and as little as a few months for more simple products. Time to market has become a critical factor with development intervals being constantly compressed.

A good illustration of this pre-deployment research and development is our current geolocation development project. Although many new cellular and PCS users cite personal safety as the principal driver for the purchase of a wireless telephone, today's systems are not able to determine where a call originates. This situation contrasts sharply with wireline services, where public safety organizations are immediately able to determine exact address locations through a vast computer database. The Federal Communications Commission recently mandated that by the year 2001 all providers of wireless phone services will have to provide the exact location where an emergency 911 call originates within the network. In late 1996, Allen Telecom purchased Signal Science, Incorporated (SSI), and during 1997 we stepped up investment in geolocation technology to provide carriers with the equipment and software to locate subscribers in their system who dial 911 in emergency situations. This project involves developing new equipment to be placed at existing cell sites to determine the triangulation location of an incoming signal at three cell sites, a technique originally developed for the U.S. military. This information is then routed to the appropriate public safety answering point. Our Grayson Wireless division and SSI anticipate participating in this significant developing market.

When communities began objecting to new antenna towers, the PCS and cellular carriers challenged our Decibel Products division to develop smaller, less obtrusive, and more aesthetically pleasing antennas. In the original cellular systems, at least two antennas separated by a physical space of about ten feet were required to provide adequate reception of portable phone signals. The first goal was to develop a single antenna to replace the two antennas while providing similar performance. Through innovative engineering, Decibel Products perfected a design that encompassed different polarizations within the same housing.

[Graphics] DECIBEL TRIPLETREE(TM) DUAL
           POLARIZED BASE STATION ANTENNA

These dual polarization diversity designs were then shrunk to fit three of these antennas within a single fixture to provide the most unobtrusive antenna possible. It is foreseen that this product will be used in most future PCS installations.

With the drive for smaller equipment at cellular base stations, the Worldwide Site Products division has embarked on a development to create ever smaller components which the OEMs use in their cell sites. The ultimate goal is to shrink the size of a base station from the original four or five filing cabinets to about the profile of a personal computer.

Where previously the receive and transmit paths of signals were separated and routed by a series of discrete components which each occupy a significant amount of space, the formidable task is to merge and miniaturize them into a single subsystem. Today the various filters, isolators, low noise amplifiers, and control systems are integrated and are less than 10% of the size of previous designs.

As wireless systems evolve, we are certain that the demands of our OEM and carrier customers will constantly challenge our ingenuity, creativity, and resourcefulness. A new third generation of digital wireless communications, designated by the acronym 3G, is presently under consideration which will provide voice and Internet Protocol data access. Although its deployment is probably three years away, we are already developing products for these future applications.

SYSTEM DESIGN AND PLANNING
New wireless systems around the world are now allocated frequencies either through an auction or sealed bid process. In order to prepare for this process, an aspirant new service provider has to generate a rough system design to determine the cost of the overall infrastructure so that this can be considered in the bid for the license. Our Comsearch division begins to play a role in this process. They provide consulting services to assist with determining the appropriate system in light of the coverage required, topography, and area demographics. Upon license award to a new carrier, the task of actually designing and planning the system commences. Comsearch has the tools and the experienced engineering personnel to provide the new carrier with the design and layout of the system to be built. Their expertise includes vast experience in all of the air interface standards, including AMPS, ETACS, GSM, TDMA, CDMA, as well as all the established PCS formats. With attention to the projected capacity required by the carrier, the network is laid out and ideal locations chosen for the cell sites. This process is an extremely complex task as multiple variables such as interference, signal propagation, terrain, handoff from cell to cell, and equipment selection need to be factored into the layout.

[Graphics] ENGINEERING MICROWAVE
           NETWORKS WITH IQ-LINK (TM)

[Graphics] 9-1-1 GEOLOCATION TECHNOLOGY FOR
           EMERGENCY 911 SYSTEMS

[Graphics] TOWER MOUNTED AMPLIFIER
           IMPROVES SYSTEM PERFORMANCE

The microwave paths to connect cell sites to the mobile switching system also have to be designed in consideration of the available frequencies, the distance, and interference with other existing paths. This design phase usually runs for approximately six months prior to the commencement of system construction, and endures through system activation. Although infrastructure construction intervals have recently become highly compressed, it usually takes about one year of build out before subscribers can be activated on a new system.

CELL SITE SUBSYSTEMS
When system construction commences, the first activity is to build the cell sites which usually contain equipment manufactured by Allen Telecom. Almost all of the major wireless system infrastructure vendors incorporate components or subsystems from Allen Telecom companies in their designs. Since our customers are now truly global in their operations, we have recently created a new Worldwide Site Products division which is the combination of FOREM in Italy and the Allen Telecom Site Products division in the U.S. Allen Telecom's Worldwide Site Products division is the world's largest supplier of cell site subsystems, supplying many different customized modules which are incorporated into OEM cell site racks.

Sophisticated filters ensure that the incoming signals are received clearly and without interference, and that outgoing signals are transmitted without interference to the resident or any other system. Duplexers at each cell site transceiver allow one antenna to be used for both transmission and reception of radio signals simultaneously to reduce the number of antennas on the tower. Low noise amplifiers and tower mounted amplifiers are included in the receive path to enhance the reception of weak signals, and power dividers feed each receiver in the base station. In the transmit path, combiners connect all of the transmitters to a single output so that each transmitter does not require an individual antenna.

Our FOREM and Decibel Products divisions supply large quantities of auto-tune combiners, which adjust instantly and automatically to new frequencies as the system is modified. The specifications and requirements for these products have become most stringent as systems have transitioned from an analogue to a digital air interface and the world's airwaves have become more congested.

Power amplifiers at the cell sites boost the outgoing signals. Traditionally the technology has permitted only one signal to be amplified by a single amplifier. Recent advances in semiconductor technology now allow more sophisticated amplifiers to boost more than one signal economically and at high power levels. These amplifiers, usually referred to as feed forward, for the specific interference mitigation mechanism, require complex design technology to be efficient and reliable. Allen Telecom's recently acquired Telia S.A. subsidiary has developed a family of feed forward amplifiers and supplies them to some of the leadingdigital system OEMs for incorporation into their base stations.

[Graphics] DB DIRECTOR(R) ADJUSTABLE
           DOWNTILT ANTENNA

[Graphics]DUAL BAND CELLULAR/PCS
          VEHICULAR ANTENNA

CELL SITE ANTENNAS
Adjacent to the equipment shelter a tower is constructed to raise the antennas so that they can provide adequate coverage. Our Decibel Products division is the leading North American supplier of base station antennas to the global wireless OEMs and wireless service providers. Where an OEM is providing a turnkey system installation, antennas are usually supplied as part of the turnkey package. As service providers become more sophisticated in their system engineering expertise, they take on more of the expansion responsibility themselves, and begin to purchase antennas directly from Decibel Products.

Decibel manufactures antennas in frequency bands to cover all of the traditional analogue cellular networks (AMPS and ETACS), as well as the newer digital services for iDEN, CDMA, TDMA, GSM, DCS1800, and PCS. Depending on the specific system configuration, a cell site is usually divided into three sectors of 120 degrees. Traditional systems employ one individual transmit antenna and two separate receive antennas for each sector. With recent innovations, this number has been condensed to either two antennas or a single highly complex array which provides the functionality of the previous traditional implementations. Many different antenna models are required to address the wide variety of frequency bands, cell radii, topologies, and interference characteristics.

Aesthetics and antenna size have become important considerations, with carriers demanding the smallest possible profile with the best possible performance. To achieve this result, new designs have been created which today allow antennas half the physical size of predecessor products. Market pressure has resulted in products which contain dramatically less parts, simpler assembly techniques, and leading edge materials. Presently under consideration is the assembly of some of these antennas in Europe, South America, and Asia to provide local support to our global customers. New models for the PCS market include the Decibel TripleTreeTM, which incorporates all six of the antennas required for a three sector cell site into a single twelve-inch diameter housing. To further address the requirement for fewer antennas on towers, dual frequency antennas have been developed to allow multiple carriers to use a single antenna. The Diversity MasterTM antenna has also been introduced for cellular carriers who wish to install fewer antennas at their existing cell sites.

Many subscribers prefer to have a phone installed in the car for safe operation while driving. Many of these installations use mobile antennas from our Antenna Specialists division. Recent advances include antennas which operate on both cellular and PCS frequencies, as well as antennas for Global Positioning System
(GPS) mapping and cellular.

SYSTEM OPTIMIZATION
Once a new system has been activated, there are a multitude of system optimization activities which are required as subscribers are added onto the network. In today's competitive environment, where generally at least two and sometimes as many as eight systems compete, coverage is critical. Incomplete network coverage quickly causes subscribers to transfer to another provider. Allen Telecom's Mikom G.m.b.H. subsidiary and the U.S.-based Systems division provide products which provide both coverage and capacity enhancement. Repeaters fill coverage gaps caused by obstructions such as hills, mountains, tunnels, and buildings.

[Graphics] PCS DUPLEXER/AMPLIFIER
           FOR DIGITAL BASE STATIONS

[Graphics] HIGH POWER FEED
           FORWARD LINEAR AMPLIFIER

[Graphics] ANALYZER(TM) IMPROVES
           WIRELESS NETWORK PERFORMANCE

Their function is to take signals from an area with coverage and retransmit into areas where no coverage exists. They can also be linked to a base station by means of fiber optic cable.

Mikom specializes in the GSM 900/1800/1900 services, and their customers are the definitive list of GSM carriers worldwide. They have helped carriers provide coverage in airports, underground parking garages, exhibition complexes, tunnels, and valleys, as well as behind mountains and down city canyons. Repeaters in GSM systems can be low power inexpensive units or higher power models with complex functionality. A high level of engineering implementation and design support is required to properly implement repeaters into a network. To provide this service, Mikom maintains a team of skilled engineers to assist GSM carriers. In certain cases, Mikom even installs coverage augmentation systems on a turnkey basis for carriers. An illustration of how Mikom's products have provided increased capacity is the Hannover Trade Fair complex in Germany consisting of more than 25 separate halls. Instead of installing a base station in each hall, a lesser number of base stations were installed in a central location, and each hall covered by a repeater fed with fiber optic cable. Among recent developments are repeaters that cover more than one band such as ETACS and GSM or GSM 900 and 1800.

The Allen Telecom Systems division focuses on providing solutions for the analogue, CDMA and TDMA carriers in the Americas and Asia. All of the existing cellular carriers in the Americas have chosen either TDMA or CDMA for their digital migration path, and in Asia CDMA has been embraced along with GSM. In Korea all of the services will be CDMA, while in Hong Kong there is a mixture of GSM and CDMA systems. Through dedicated engineering support personnel, the Systems division has assisted many carriers with the provision of coverage expansion products.

Once the outdoor environment is seamlessly covered, the focus of the carriers then turns to indoor coverage. It is considered a key competitive issue for a wireless service to operate in restaurants, hotels, hospitals, office buildings, stores, and shopping malls. Within Allen Telecom, a family of products has been developed to provide carriers with solutions to this unique challenge. The BriteCellTM from Allen Telecom's Tekmar Sistemi S.r.l. subsidiary is a fiber optic based radio frequency distribution system designed to provide indoor

[Graphics] MIKOM SOLAR-POWERED
           GSM REPEATER

[Graphics] BRITECELL(TM) FIBEROPTIC
           INDOOR COVERAGE SYSTEM

coverage where multiple services and longer distances are involved. The Distributed Indoor Coverage Extension (DICE) system from Mikom uses coaxial cable, fiber, or off-air as a means of distribution within buildings, and the Cable Star product from the Allen Systems division is cable based for smaller, lower cost installations.

NETWORK PERFORMANCE ENGINEERING
Once a wireless network is up and running, it is imperative that the carrier knows how the system is performing, and the level of service being provided to the subscriber base. It is also important to determine the level of service in relation to competitor networks. Our Grayson Wireless division has developed a range of test equipment and post processing software to do precisely this function. Using this equipment a carrier can gather many different data parameters from the network off the air and then process it into meaningful statistics to determine the performance of the system from the perspective of the subscriber. The quality of the signal from and to the portable phone can be measured as well as the coverage of, and handoff points between, cells. Busy cells, incomplete calls, dropped calls, and interference from adjacent cells can be quantified. These measurements can be made for all areas within the geographic footprint of the system so that the carrier can engineer the capacity and coverage for optimum performance. Similar measurements can also be made on competitor's systems to decide which network has significant advantages.

THE FUTURE
In the realm of wireless jargon the early analogue AMPS, ETACS, and NMT systems are considered to have been first generation. ETACS has subsequently migrated toward the European GSM standard, and AMPS has moved toward the TDMA and CDMA based digital protocols. The International Telecommunications Union, under the United Nations umbrella, is hoping to establish 3G (third generation) as a new single standard for the wireless networks of the future. If successful, this migration will herald the next generation of wireless system that all existing systems will migrate to. As we move into an increasingly wireless world the future looks bright, and at Allen Telecom we are only bounded by our ingenuity and determination to succeed.


GLOSSARY

NMT
Nordic Mobile Telephone System, an analogue system developed as a Scandinavian standard in the late 1970s.

AMPS
Advanced Mobile Phone System, an analogue standard developed by Bell Labs in the U.S. in the late 1970s.

ETACS
Enhanced Total Access Communication System, developed in Europe based upon the American AMPS standard.

TDMA
Time Division Multiple Access, a digital technique where a number of time slots are allocated on the same channel to provide greater capacity.

GSM
Global System for Mobile Communications, a European standard developed to provide compatibility throughout Europe.

CDMA
Code Division Multiple Access, a digital spread spectrum system where information is sent with attached codes.

PCS
Personal Communication Services, a wireless service for consumers.

iDEN(R) *
Integrated Digital Enhanced Network, a digital system developed by Motorola and used by carriers such as Nextel.


DCS1800/1900
GSM service at higher frequencies, also referred to as Personal Communication Networks.

3G

Third Generation wireless standard, presently being discussed at the International Telecommunications Union (ITU)



* iDEN is a registered trade-mark of Motorola, Inc.

[Graphics] TWO CHANNEL EAC-850(TM)
           CDMA REPEATER

CONSOLIDATED STATEMENTS OF INCOME
            allen telecom inc. - (amounts in thousands, except per share data)

For the years ended December 31, 1997, 1996 & 1995                       1997         1996         1995

SALES                                                                $ 432,508    $ 369,498    $ 306,556
Costs and Expenses:
   Cost of sales                                                       281,591      238,401      189,103
   Selling, general and administrative expenses                         70,786       58,101       47,908
   Research and development and product engineering costs               30,367       21,023       17,006
   Write-off of acquired in-process research and development costs          --        2,662           --
Interest and Financing Expenses:
   Interest expense                                                     (4,505)      (3,773)      (3,505)
   Interest income                                                       1,454          988        1,407
---------------------------------------------------------------------------------------------------------
Income Before Taxes and Minority Interests                              46,713       46,526       50,441
Provision for Income Taxes                                             (17,723)     (19,665)     (20,138)
---------------------------------------------------------------------------------------------------------
Income Before Minority Interests                                        28,990       26,861       30,303
Minority Interests                                                      (5,009)      (6,305)      (3,027)
---------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                       23,981       20,556       27,276
=========================================================================================================
Discontinued Operations:
   Income (loss) from discontinued operations:
      Automotive and truck products business                                --           --        7,119
      Emissions testing business                                            --       (3,766)      (1,756)
   Loss for disposal of emissions testing business                          --       (3,724)          --
---------------------------------------------------------------------------------------------------------
Income Before Extraordinary Item                                        23,981       13,066       32,639
Extraordinary Item - Extinguishment of Debt                               (632)          --           --
=========================================================================================================
NET INCOME                                                           $  23,349    $  13,066    $  32,639
=========================================================================================================
EARNINGS PER COMMON SHARE
Basic:  Income from continuing operations                            $     .89    $     .78    $    1.05
        Discontinued Operations:
           Income (loss) from discontinued operations:
              Automotive and truck products business                        --           --          .27
              Emissions testing business                                    --         (.14)        (.07)
           Loss for disposal of emissions testing business                  --         (.14)          --
        Extraordinary item - extinguishment of debt                       (.02)          --           --
---------------------------------------------------------------------------------------------------------
        Net Income                                                   $     .87    $     .50    $    1.25
=========================================================================================================
Diluted:Income from continuing operations                            $     .88    $     .76    $    1.02
        Discontinued Operations:
           Income (loss) from discontinued operations:
              Automotive and truck products business                        --           --          .27
              Emissions testing business                                    --         (.14)        (.07)
           Loss for disposal of emissions testing business                  --         (.14)          --
        Extraordinary item - extinguishment of debt                       (.02)          --           --
---------------------------------------------------------------------------------------------------------
         Net Income                                                  $     .86    $     .48    $    1.22
=========================================================================================================
Weighted average common shares outstanding:
   Basic                                                                26,920       26,470       26,170
---------------------------------------------------------------------------------------------------------
   Diluted                                                              27,340       27,060       27,040
---------------------------------------------------------------------------------------------------------

THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
             allen telecom inc. - (amounts in thousands)

For the years ended December 31, 1997 & 1996                                                               1997         1996

ASSETS
   Current Assets:
      Cash and cash equivalents                                                                       $  30,775    $  23,879
      Accounts receivable, less allowance for doubtful accounts 1997, $1,934,000; 1996, $1,610,000      105,714       93,409
      Inventories                                                                                        93,768       71,304
      Current assets of discontinued emissions testing business                                           1,034        3,332
      Other current assets                                                                               10,745        7,256
----------------------------------------------------------------------------------------------------------------------------
   Total Current Assets                                                                                 242,036      199,180
----------------------------------------------------------------------------------------------------------------------------
   Property, Plant and Equipment, at cost, less accumulated depreciation and amortization                60,543       51,942
   Other Assets:
      Excess of cost over net assets of businesses acquired                                             126,923       75,502
      Assets of discontinued emissions testing business                                                  32,329       42,031
      Other                                                                                              52,602       41,857
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                          $ 514,433    $ 410,512
============================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current Liabilities:
      Notes payable and current maturities of long-term obligations                                   $   6,119    $   5,998
      Accounts payable                                                                                   75,195       36,639
      Accrued expenses (including accrued wages and commissions -
         1997, $13,980,000; 1996, $14,663,000)                                                           35,261       37,991
      Income taxes payable                                                                               13,197       19,830
      Deferred income taxes                                                                               1,249        4,344
----------------------------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                                            131,021      104,802
----------------------------------------------------------------------------------------------------------------------------
   Long-Term Debt                                                                                        97,915       49,957
   Deferred Income Taxes                                                                                  6,818        8,872
   Other Liabilities                                                                                     17,857       20,930
----------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                                                                                    253,611      184,561
============================================================================================================================
   Commitments and Contingencies (Note 5)                                                                    --           --
----------------------------------------------------------------------------------------------------------------------------
   Stockholders' Equity:
      Common Stock, par value $1.00; authorized - 50,000,000 shares; issued -
         1997, 29,746,000; 1996, 29,614,000; outstanding - 1997, 27,298,000; 1996, 26,763,000            29,746       29,614
      Paid-in capital                                                                                   180,538      170,945
      Retained earnings                                                                                  70,091       46,742
      Translation adjustments                                                                            (5,354)        (304)
      Unrealized appreciation on investment securities                                                    5,561           --
      Less: Treasury stock - common shares, at cost, 1997, 2,448,000 shares; 1996, 2,851,000 shares     (16,992)     (17,932)
           Unearned compensation                                                                         (2,768)      (2,908)
           Minimum pension liability adjustment                                                              --         (206)
----------------------------------------------------------------------------------------------------------------------------
   Total Stockholders' Equity                                                                           260,822      225,951
----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                            $ 514,433    $ 410,512
============================================================================================================================

THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
             allen telecom inc. - (amounts in thousands)

For the years ended December 31, 1997, 1996 & 1995                                   1997              1996             1995

CASH FLOWS FROM OPERATING ACTIVITIES
Income from continuing operations                                                 $23,981           $20,556          $27,276
Extraordinary item - extinguishment of debt                                          (632)                -                -
----------------------------------------------------------------------------------------------------------------------------
                                                                                   23,349            20,556           27,276
Adjustments to reconcile income to net cash flow:
   Depreciation                                                                    12,808            11,666            8,280
   Amortization of goodwill                                                         3,404             2,432            2,088
   Amortization of capitalized software                                             2,950             2,383            2,659
   Other amortization                                                                 571             2,006            1,015
   Deferred income taxes                                                           (8,157)           (2,849)           6,338
   Non-cash charge for acquired in-process research and development                     -             2,662                -
   Non-cash loss on write-off of capital assets                                     6,337                 -                -
   Gain on sale of investment                                                      (1,696)                -                -
Changes in operating assets and liabilities:
   Receivables                                                                    (14,309)          (13,362)         (21,996)
   Inventories                                                                    (23,954)              (85)         (13,653)
   Accounts payable and accrued expenses                                           16,627             7,879            1,016
   Income taxes payable                                                            (1,712)           17,095           (2,812)
   Other, net                                                                       1,814             3,229           (3,341)
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                              18,032            53,612            6,870
=============================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                              (22,247)          (17,457)         (16,829)
Capitalized software product costs                                                 (5,307)           (4,745)          (4,386)
Sales and retirements of fixed assets                                                 845                62              170
Investments in telecommunications companies                                       (44,426)          (16,909)          (1,748)
-----------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                 (71,135)          (39,049)         (22,793)
=============================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings                                                 65,381            (2,129)          (4,882)
Repayment of long-term notes                                                      (15,000)                -               -
Dividends paid                                                                          -                 -           (3,942)
Exercise of stock options                                                           1,428               239              566
Treasury stock sold to employee benefit plans                                       1,651             1,572            1,435
Cash reclassified to assets held for spin-off distribution                              -                 -           (4,002)
-----------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities                                       53,460              (318)         (10,825)
=============================================================================================================================
Net cash provided (used) by discontinued operations                                 7,808            (6,072)         (12,786)
=============================================================================================================================
NET CASH PROVIDED (USED)                                                            8,165             8,173          (39,534)
Effect of exchange rate changes on cash                                            (1,269)                -               -
Cash and cash equivalents at beginning of year                                     23,879            15,706           55,240
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          $30,775           $23,879          $15,706
-----------------------------------------------------------------------------------------------------------------------------

THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
          allen telecom, inc. - (amounts in thousands)
                                                                                                                    Unrealized
                                                                                                                  Appreciation
                                                             Common    Paid-In      Retained    Translation      on Investment
For the years ended December 31, 1997, 1996 & 1995            Stock     Capital      Earnings   Adjustments         Securities
------------------------------------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 1994                                 $  29,146    $ 161,644    $  56,902    $      23    $      --
Net income                                                       --           --       32,639           --           --
Cash dividends                                                   --           --       (3,942)          --           --
Net assets distributed in TransPro spin-off                      --           --      (50,651)          --           --
Exercise of stock options                                        72          463           --           --           --
Conversion of convertible debentures                            355        4,623           --           --           --
Treasury stock reissued, 61,781 common shares, at cost           --          998           --           --           --
Restricted shares issued, net                                    22          324           --           --           --
Remeasurement of restricted shares                               --           18           --           --           --
Amortization of unearned compensation                            --           --           --           --           --
Stock option tax benefits                                        --          562           --           --           --
Minimum pension liability adjustment                             --           --           --           --           --
Adjustment from translating foreign
   financial statements into U.S. dollars                        --           --           --           79           --


==============================================================================================================================
Balance December 31, 1995                                    29,595      168,632       34,948          102           --
Net income                                                       --           --       13,066           --           --
Exercise of stock options                                        36          293           --           --           --
Treasury stock reissued, 94,339 common shares, at cost           --          883           --           --           --
Restricted shares cancelled                                     (17)        (270)          --           --           --
Amortization of unearned compensation                            --           --           --           --           --
Stock option tax benefits                                        --           82           --           --           --
Stock issued in acquisitions                                     --        1,325           --           --           --
TransPro dividend adjustment                                     --           --       (1,272)          --           --
Minimum pension liability adjustment                             --           --           --           --           --
Adjustment from translating foreign
   financial statements into U.S. dollars                        --           --           --         (406)          --
Other                                                            --           --           --           --           --
==============================================================================================================================
BALANCE DECEMBER 31, 1996                                    29,614      170,945       46,742         (304)          --
Net income                                                       --           --       23,349           --           --
Exercise of stock options                                       110        1,889           --           --           --
Treasury stock reissued, 92,268 common shares, at cost           --          969           --           --           --
Restricted shares issued, net                                    22          393           --           --           --
Amortization of unearned compensation                            --           --           --           --           --
Stock option tax benefits                                        --          653           --           --           --
Stock issued in acquisitions                                     --        5,716           --           --           --
Minimum pension liability adjustment                             --           --           --           --           --
Adjustment from translating foreign
   financial statements into U.S. dollars                        --           --           --       (5,050)          --
Unrealized appreciation on investment securities                 --           --           --           --        5,561
Other                                                            --          (27)          --           --           --
------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                                 $  29,746    $ 180,538    $  70,091    ($  5,354)   $   5,561
==============================================================================================================================

              The Notes are an integral part of these statements.


 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              allen telecom inc. - (amounts in thousands)                               Minimum
                                                                                        Pension
                                                           Treasury        Unearned   Liability
For the years ended December 31, 1997, 1996 & 1995            Stock    Compensation  Adjustment
-----------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994
Net income                                                ($ 17,479)     ($4,310)     ($1,745)
Cash dividends                                                   --           --           --
Net assets distributed in TransPro spin-off                      --           --           --
Exercise of stock options                                        31           --          822
Conversion of convertible debentures                             --           --           --
Treasury stock reissued, 61,781 common shares, at cost          437           --           --
Restricted shares issued, net                                    --           --
Remeasurement of restricted shares                           (1,735)        (346)          --
Amortization of unearned compensation                            --          (18)          --
Stock option tax benefits                                        --          880           --
Minimum pension liability adjustment                             --           --           --
Adjustment from translating foreign                              --           --          563
   financial statements into U.S. dollars
                                                                 --           --           --

===============================================================================================
Balance December 31, 1995                                 (18,746)       (3,794)          (360)
Net income                                                     --           --             --
Exercise of stock options                                     (90)          --             --
Treasury stock reissued, 94,339 common shares, at cost        689           --             --
Restricted shares cancelled                                    --          271             --
Amortization of unearned compensation                          --          615             --
Stock option tax benefits                                      --           --             --
Stock issued in acquisitions                                  265           --             --
TransPro dividend adjustment                                   --           --             --
Minimum pension liability adjustment                           --           --            154
Adjustment from translating foreign
   financial statements into U.S. dollars                      --           --             --
Other                                                         (50)          --             --
===============================================================================================
BALANCE DECEMBER 31, 1996                                 (17,932)       (2,908)         (206)
Net income                                                     --           --             --
Exercise of stock options                                    (571)          --             --
Treasury stock reissued, 92,268 common shares, at cost        682           --             --
Restricted shares issued, net                                  --         (541)            --
Amortization of unearned compensation                          --          681             --
Stock option tax benefits                                      --           --             --
Stock issued in acquisitions                                  798           --             --
Minimum pension liability adjustment                           --           --            206
Adjustment from translating foreign
   financial statements into U.S. dollars                      --           --             --
Unrealized appreciation on investment securities               --           --             --
Other                                                          31           --             --
-----------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1997                                ($16,992)     ($2,768)      $     --
===============================================================================================


              The Notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      allen telecom inc.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting policies followed by the Company that materially affect the determination of financial position and results of operations are described below.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation: The Company's consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Other investments (all of which are less than 20% owned) are accounted for using the cost method. Intercompany accounts and transactions have been eliminated. To facilitate preparation of financial statements, the Company's principal European operations are included in the consolidated financial statements on a two-month delayed basis.

Revenue Recognition: Revenues are recorded at the time products are shipped or services are performed. Revenues from software licenses for the Company's Frequency Planning, Systems Design and Related Services business are recognized upon delivery of the software if vendor obligations are insignificant and if collectibility is probable. Revenues from post-contract support that are significant and/or unbundled with regards to the initial licensing fee are recognized ratably over the post-contract period.

Cash and Cash Equivalents: Cash equivalents consist of temporary bank deposits and money market instruments with an original maturity of three months or less at the date of purchase. The Company invests its excess cash in bank deposits, money market, and tax-exempt securities, which are afforded one of the two highest ratings by nationally recognized ratings firms.

Valuation of Inventories: The Company values inventories including materials, labor and overhead at the lower of cost (first-in, first-out) or market. Inventories consisted of the following at December 31, 1997 and 1996 (amounts in thousands):

                            1997        1996
Raw material             $49,583     $36,869
Work-in-process           24,505      19,256
Finished goods            19,680      15,179
--------------------------------------------
                         $93,768     $71,304

Certain of these inventories pertain to the production of sophisticated equipment that could be subject to technological obsolescence. The Company maintains and periodically revises reserves for excess inventory based on the most current information available of anticipated usage requirements.

Investments: The Company owns common stock and warrants in RF Micro Devices, Inc. ("RFMD"), which completed an initial public offering of its common stock on June 3, 1997. The Company accounts for this investment using Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain debt and equity instruments be adjusted to fair value at the end of each accounting period. Accordingly, at December 31, 1997, the investment is carried at fair value of $12,668,000 (included in "Other assets") as determined by RFMD's published NASDAQ closing price of $12.625. The Company's investment is currently subject to certain trading restrictions. The Company has 954,278 common shares and 36,412 warrants classified as available-for-sale. These common shares and warrants have an aggregate fair value of $12,366,000 and a cost basis of $2,778,000, resulting in an unrealized holding gain of $9,588,000. Unrealized appreciation in the amount of $5,561,000, after related income tax effect, is included in Stockholders' Equity as "Unrealized appreciation on investment securities" as it is the Company's intent to treat the securities as a long-term investment.

Property, Plant and Equipment: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Land improvements, buildings and machinery and equipment are depreciated over their estimated useful lives under the straight-line method. The provision for amortization of leasehold improvements is based on the term of the related lease or the estimated useful lives, whichever is shorter. Property, plant and equipment consisted of the following at December 31, 1997 and 1996 (amounts in thousands):

                            1997        1996
Land and improvements    $ 2,702      $2,315
Buildings                 26,658      22,843
Machinery and equipment   73,000      52,039
Leasehold improvements     4,904       4,465
---------------------------------------------
                         107,264      81,662
Less accumulated depreciation
  and amortization       (46,721)    (29,720)
---------------------------------------------
                         $60,543     $51,942

Computer Software Costs: The Company's policy is to capitalize costs incurred in creating computer software products once technological feasibility is established and to amortize such costs over periods ranging from two to ten years. The Company also capitalizes costs incurred in the development of computerized databases, which are amortized over periods of ten to twenty years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. In 1997, 1996 and 1995, approximately $5,307,000, $4,745,000, and $4,386,000, respectively, of these costs were capitalized and approximately $ 2,950,000, $2,383,000, and $2,659,000, respectively, were amortized (excluding impairment writedown in 1997 of $5,955,000).

Excess of Cost Over Net Assets of Businesses Acquired (Goodwill): The excess of investments in consolidated subsidiaries over the net asset value at acquisition is being amortized on a straight-line basis over periods not exceeding forty years. The Company's policy is to evaluate goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss, if required, would be recorded in the period such determination is made based on the fair value of the related businesses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $26,137,000, $18,059,000, and $13,453,000 in 1997, 1996, and 1995, respectively. In addition, the Company incurred other engineering expenses relating to new product development (that do not meet the accounting definition of "Research and Development") in the amount of $4,230,000, $2,964,000, and $3,553,000 in 1997,
1996, and 1995, respectively.

Stock Based Compensation: The Company accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, no compensation cost has been recognized for its fixed stock option plans. However, the Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." See Note 4 for additional information.

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

Earnings Per Common Share: In the fourth quarter of 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share," which specifies the computation, presentation, and disclosure requirements of earnings per common share. Basic earnings per share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share are based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. The 1996 and 1995 computations and presentation of earnings per common share have been restated to conform to the provisions of this statement. A reconciliation of the Basic and Diluted per share computations are provided below (in thousands):

                                           1997     1996    1995
Common Shares:
Weighted average common
         shares outstanding
                  - Basic                26,920   26,470   26,170
Additional common shares
  issuable for stock options                420      590      870
-----------------------------------------------------------------
Common shares - Diluted                  27,340   27,060   27,040


NOTE 2: FINANCING
Long-term obligations consisted of the following (amounts in thousands):

                                     1997        1996
Credit agreement borrowings     $   7,081   $   7,120
Floating rate industrial revenue
  bonds due 2012 - 2025            15,500      15,500
Senior notes payable
  due 2001 - 2007                  65,000           -
8.13% fixed rate note payable
  to insurance company                  -      15,000
Capital lease obligation           13,934      15,502
Other                                 564         223
Unamortized debt expense           (1,137)       (645)
------------------------------------------------------
                                  100,942      52,700
Less current maturities            (3,027)     (2,743)
------------------------------------------------------
                                $  97,915   $  49,957

In 1997, the Company issued $65,000,000 of unsecured notes in a private placement transaction. These notes have a weighted average life of 7 1/2 years and a weighted average interest rate of 6.65%. The notes rank equally with the Company's other unsecured indebtedness. A portion of the proceeds was used to prepay the $15,000,000 note payable to an insurance company. As a result of such prepayment, the difference between the call premium and costs of reacquisition and the net carrying amount of the debt in the amount of $996,000, or $.02 per share after related tax benefit, has been reported as an "Extraordinary Item" in the Consolidated Statements of Income.

The Company maintains a domestic revolving credit agreement in the aggregate amount of $100,000,000 expiring December 18, 1999. Of this total, $17,500,000 has been utilized for the issuance of letters of credit relating principally to the Company's industrial revenue bonds. The balance of funds available under the revolving credit agreement may be utilized for borrowings or other letters of credit; however, a maximum of $20,000,000 may be allocated to such letters of credit. At December 31, 1997, $82,500,000 was available under this agreement. Interest may be determined on a LIBOR or prime rate basis at the Company's option. The Company has agreed to pay a commitment fee varying from 1/8 - 1/2 of 1% per annum on the unused portion of the commitment.

The Company also has short-term credit lines utilized by its European subsidiaries. At year-end, direct borrowings under these agreements totaled $3,092,000; an additional $22,708,000 remained unused. These credit lines bear interest based on LIBOR. Foreign long-term debt includes long-term arrangements at fixed and variable rates with the Industry Ministry of Italy totaling $1,618,000 (due 1998 - 2008), and variable rate borrowings with various international banks of $5,463,000 (due 1998 - 2004). Further, two of the aforementioned arrangements are mortgage notes, under which the Company has pledged the respective land and buildings as collateral. These facilities had an aggregate net book value of $6,870,000 at year-end 1997. During 1997, the average interest rate for all foreign credit arrangements approximated 6.89%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      allen telecom inc.

The floating rate industrial revenue bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the bonds, which approximated 3.72% at December 31, 1997. The average interest rate for all industrial revenue borrowings approximated 3.90% during 1997.

In connection with one of its discontinued emissions testing business programs, the Company has a lease agreement under which it leases the land and inspection facilities for an initial lease term equal to the program life expiring on December 31, 2005. The lease agreement contains an extension provision such that if the inspection program is extended, the lease is automatically extended to run concurrently with the program life. For financial reporting purposes the lease has been classified as a capital lease; accordingly, an obligation and related asset of approximately $15,283,000 is recorded at December 31, 1997.

The aggregate maturities of long-term obligations for the years 1998 through 2002 are as follows (amounts in thousands):



1998     1999    2000     2001    2002
----------------------------------------
$3,027  $2,409  $2,739   $5,020  $14,473


The Company's borrowing agreements include various restrictive covenants as to the amount and type of indebtedness, investments and guarantees, maintenance of net worth, the purchase or redemption of the Company's shares and the disposition of assets of the Company not in the ordinary course of business.

NOTE 3: OTHER ASSETS AND LIABILITIES
Other assets consisted of the following (amounts in thousands):

                                     1997        1996
Capitalized computer software
  and database files               $10,949     $14,550
Investments in telecommunication
  companies                         23,337       7,827
Investment in specialty rubber
  products business                  4,344       4,344
Assets held for sale                 2,710       3,217
Prepaid pension costs                2,299       3,070
Other                                8,963       8,849
------------------------------------------------------
                                   $52,602     $41,857


Other liabilities consisted of the following (amounts in thousands):

                                       1997        1996
Minority interests                   $ 7,253     $10,633
Long-term pension liabilities          4,891       4,382
Accrued post-retirement benefits       1,576       1,609
Other                                  4,137       4,306
--------------------------------------------------------
                                     $17,857     $20,930


NOTE 4: CAPITAL STOCK AND STOCK COMPENSATION PLANS
The Company is authorized to issue up to 50,000,000 shares of common stock, $1.00 par value, and 3,000,000 shares of preferred stock, without par value, in one or more series. In addition, the Company can fix the powers, designations, preferences and rights of each of the preferred stock series.

The Company has adopted the "disclosure-only" provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", ("SFAS No. 123") but applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations for the accounting of its Stock Plans. The Company has two active plans, the 1992 Stock Plan and the 1994 Non-Employee Directors Stock Option Plan. The 1982 Stock Plan, under which options still remain outstanding, was terminated in 1992.

The Company's 1992 Stock Plan provides for the granting of options (and restricted shares as discussed below) to key employees as determined by the Management Compensation Committee of the Board of Directors. The total number of options for which the Company may grant options and award restricted shares of common stock under the 1992 Stock Plan cannot exceed 2,228,221 shares, subject to certain adjustments. Options are awarded at a price not less than the fair market value on the date the option is granted, have a ten-year term whereby 50% of the option shares vest after two years and an additional 25% in each of years three and four. Options may contain stock appreciation rights under which the Company, upon request of the optionee, may, at its discretion, purchase the exercisable portion of an option for cash and/or shares at a price equal to the difference between the option price and the market price of the shares covered by such portion of the option in lieu of issuing shares upon exercise. There were no exercises of stock appreciation rights in 1997, 1996 and 1995.

Pursuant to the 1994 Non-Employee Directors Stock Option Plan, the total number of shares to be issued may not exceed 278,528 shares. From 1994 through 1997, each Non-Employee Director who previously had not been employed by the Company automatically received an option to purchase 1,000 shares of common stock ("Formula Awards"). At its meeting held February 17, 1998, the Board of Directors amended the plan to increase the number of options granted under the Formula Awards to 3,000 per year. No Non-Employee Director who previously has been employed by the Company is eligible to receive Formula Awards. Shares granted under the 1994 Plan have a ten-year term and vest in the same manner as the 1992 Stock Plan, subject to certain accelerated vesting upon the cessation of service. Non-Employee Directors who have been previously employed by the Company are eligible to receive discretionary awards of options to purchase shares of common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the status of outstanding stock options as of December 31, 1997:


                          STOCK OPTIONS OUTSTANDING
                      -------------------------------------
                                        WEIGHTED AVERAGE            STOCK OPTION EXERCISABLE
                                     ----------------------      --------------------------------
   RANGE OF                          CONTRACTUAL   EXERCISE                      WEIGHTED AVERAGE
EXERCISE PRICES        SHARES           LIFE        PRICE        SHARES           EXERCISE PRICE

 $ 4.18 to $10.77      496,808        2.5 years    $ 5.47        496,808             $ 5.47
 $11.28 to $19.97      838,139        7.8 years    $16.01        329,230             $14.99
 $20.00 to $28.00      633,756        8.1 years    $21.39        107,936             $22.05
------------------------------------------------------------------------------------------------
 $ 4.18 to $28.00    1,968,703        6.6 years    $15.08        933,974             $10.72

Stock option activity for the three years ended December 31, 1997 is summarized as follows:

                                            Weighted
                                             Average
                                            Exercise
                                 Shares        Price

Balance, December 31, 1994    1,222,505   $     9.95
  Granted (weighted average
   fair value $11.10)           331,762   $    21.58
  Exercised                     (85,766)  $     6.66
  Terminated and canceled       (80,575)  $    18.36
----------------------------------------------------
Balance, December 31, 1995    1,387,926   $    12.44
  Granted (weighted average
   fair value $10.15)           391,400   $    20.39
  Exercised                     (37,545)  $     8.84
  Terminated and canceled       (32,317)  $    20.21
----------------------------------------------------
Balance, December 31, 1996    1,709,464   $    14.19
  Granted (weighted average
   fair value $9.97)            498,500   $    18.11
  Exercised                    (146,872)  $    12.07
  Terminated and cancelled      (92,389)  $    19.61
----------------------------------------------------
Balance, December 31, 1997    1,968,703   $    15.08


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants: expected volatility of 47% and 40%, risk free interest rates of 6.38% and 6.42%, and expected lives of 6.2 years and
6.1 years for 1997 and 1996, respectively. The calculations assume no future dividend payments for grants in both 1997 and 1996.

Restricted stock awards made to date under the 1992 Stock Plan were issued at no cash cost to the recipients; however, such employees generally agreed to forego salary increases and new stock option grants for a period of two years, other than for exceptional promotions. The restricted shares generally vest in 25% increments in the seventh, eight, ninth and tenth year from the year of award. An accelerated vesting schedule may be triggered if certain performance targets are achieved. Specifically, the vesting of 50% of such shares may be accelerated (but not sooner than three years from the award year) based upon the average sale price of the Company's stock price during a period of 91 consecutive calendar days exceeding specified target levels. The remaining 50% of such shares may be accelerated based on average earnings per common share over three consecutive fiscal years exceeding specified target levels beginning with the award year. Restricted shares are subject to forfeiture in certain circumstances as defined in the 1992 Stock Plan.

Restricted stock activity for the three years ended December 31, 1997 is summarized as follows:



                                       Shares

Balance, December 31, 1994            557,869
  Granted (weighted average
   fair value $25.00)                  35,783
  Vested                             (211,794)
  Terminated and canceled             (61,253)
----------------------------------------------
Balance, December 31, 1995            320,605
  Granted                                   -
  Vested                              (28,347)
  Terminated and canceled             (17,328)
----------------------------------------------
Balance, December 31, 1996            274,930
  Granted (weighted average
   fair value $18.94)                  40,000
  Vested                              (11,848)


  Terminated and cancelled            (17,626)
----------------------------------------------
Balance, December 31, 1997            285,456


Unearned compensation with respect to restricted shares, representing the fair value of the restricted shares at date of award, is charged to income over a ten-year period or over the period of actual vesting whichever is shorter. Compensation expense with respect to restricted shares amounted to $424,000 in 1997, $382,000 in 1996, and $391,000 in 1995.

At December 31, 1997 and 1996, 2,962,027 and 2,996,262 common shares, respectively, were reserved for outstanding stock options and for future grants of stock options and restricted shares under all Stock Plans. In addition, 500,000 shares of Series C Junior Participating Preferred Stock are authorized for issuance under the Company's Stockholder Rights Plan at January 20, 1998.

If the Company had elected to recognize compensation cost for its stock based compensation plans based on the fair value at the grant dates for awards under those plans in accordance with SFAS 123, net income and earnings per common share would have been reduced to the pro forma amounts below (amounts in thousands, except per share data):

                                   1997      1996      1995
Net income:
   As reported                  $23,349   $13,066   $32,639
   Pro forma                    $21,562   $11,794   $31,726
Earnings per common share,
   Basic:                          $.87      $.50     $1.25
   Pro forma                       $.80      $.45     $1.21
  Diluted:
   As reported                     $.86      $.48     $1.22
   Pro forma                       $.80      $.44     $1.19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      allen telecom inc.

NOTE 5: COMMITMENTS AND CONTINGENCIES
The Company's leases consist primarily of facilities and equipment and expire principally between 1998 and 2005. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases included in results from continuing operations approximated $4,600,000 in 1997, $3,900,000 in 1996, and $4,200,000 in 1995. Future minimum payments under noncancelable leases as of December 31, 1997 were as follows (amounts in thousands):

                   Operating  Capitalized
                      Leases        Lease
1998                  $4,190       $2,246
1999                   3,460        2,450
2000                   3,150        2,450
2001                   2,850        2,450
2002                   2,110        2,450
Thereafter             3,100        7,350
-----------------------------------------
  Total minimum
   lease payments    $18,860       19,396
-----------------------------------------
  Less: amount
   representing interest          (5,462)
-----------------------------------------
Present value of future
  minimum lease payments
  including current maturities
  of $1,274                      $13,934

The Company is self-insured for health care and workers compensation up to predetermined amounts above which third party insurance applies. For years 1996 and 1997, the Company is fully insured through third party insurance for general liability and product liability and was, in 1995, self-insured up to predetermined amounts above which third party insurance applies. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has provided a letter of credit in favor of these carriers in the amount of $1,591,000.

In 1996, the Company entered into an agreement to make an equity investment of $5,000,000 in Nextwave Telecom Inc. ("Nextwave"), and whereby Nextwave agreed to purchase $50,000,000 of equipment and services over a five-year period from the Company. In connection with this agreement, subject to certain preconditions that have not yet occurred, the Company has agreed to provide secured product financing in addition to its investment. At December 31, 1997, the Company had outstanding approximately $2,000,000 of receivables with Nextwave. In early 1997, the U.S. Government suspended interest payments on license fees due from certain companies, such as Nextwave, who were awarded telecommunications licenses under a competitive auction bid process. Subsequently, the Federal Communications Commission ("FCC") provided alternatives for these capital constrained C Block licensees, which may enable these carriers to obtain the financing needed to build out their systems or to return some, or all, of their licenses to the FCC for re-auction. While it is not clear which alternative, or alternatives, will be chosen by Nextwave, a decision is anticipated in 1998. At this time, the Company believes that there has been no impairment in the carrying value of its investment in and receivable from Nextwave.

Various legal actions are pending against or involve the Company and its subsidiaries with respect to such matters as product liability and casualty claims. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position, results of operations or cash flow of the Company.

In connection with the sale of its former specialty rubber products operations and spin-off of its Truck Products business, the Company remains as guarantor or remains contingently liable under certain long-term leases or other obligations assigned to the purchasing/spun-off company.

As more fully described in Note 9, "Acquisitions and Dispositions," the Company's MARTA Technologies, Inc. subsidiary which operates its discontinued centralized automotive emissions testing programs, is engaged in litigation with the States of Ohio and Kentucky in connection with emissions testing programs.

The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company has identified potential environmental damage at one formerly occupied manufacturing facility. In this regard, the Company has engaged a contractor to evaluate the site and determine the cost, if any, to resolve environmental damage at this site. While the ultimate cost cannot yet be specifically determined, the Company currently believes the costs of remediation will not exceed $100,000. In addition, the Company had been named as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") with respect to alleged environmental conditions at one industrial site. This action was settled in 1997 for approximately $3,000. The Company also believes it is reasonably possible that environmental related liabilities may exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation, for which the Company may ultimately be responsible, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Net periodic pension cost of continuing operations for the Company's plans included the following components (amounts in thousands):

                                     1997           1996       1995
Service cost benefits
  earned during the year           $1,204         $1,165    $   926
Interest cost on the
  projected benefit
  obligation                        2,051          2,143      2,487
Actual income on
  plan assets                      (5,602)        (3,474)    (5,781)
Net settlement gain                     --            --     (2,135)
Net amortization
  and deferral                      3,576          1,509      3,193
--------------------------------------------------------------------
Net periodic pension
  cost (benefit)                  $ 1,229         $1,343    ($1,310)


In 1995, the Company experienced a settlement gain in the amount of approximately $2,208,000 ($1,325,000 after related deferred income taxes); this net gain was credited to retained earnings in connection with a spin-off (see
Note 9).

Plan assets consist principally of equity securities (including 92,000 common shares of the Company). The following tables set forth the plans' combined funded status, at December 31, 1997 and 1996 (amounts in thousands):

                                    Assets       Benefits
                                    Exceed         Exceed
                                  Benefits         Assets
1997:
Actuarial present value of
 benefit obligations:
   Vested benefits                $ 20,654        $ 6,951
   Nonvested benefits                1,099            260
----------------------------------------------------------
   Accumulated benefit
     obligations                    21,753          7,211
   Effect of projected future
     compensation levels             1,942            435
----------------------------------------------------------
   Projected benefit obligations    23,695          7,646
Plan assets at fair market value    25,331          2,755
----------------------------------------------------------
   Projected benefit obligations
     less than (in excess of)
     plan assets                     1,636         (4,891)
Gain due to actual experience
  varying from actuarial
  assumptions                          (73)          (941)
Prior service cost not yet
  recognized in pension cost          (125)         1,992
Transition liability (asset)
  on adoption of new accounting
  standard to be recognized
  in the future                       (194)             5
Adjustment required to recognize
  minimum liability                     -            (621)
----------------------------------------------------------
Prepaid (accrued) pension cost     $ 1,244        ($4,456)

1996:
Actuarial present value of
 benefit obligations:
   Vested benefits                 $17,972         $7,301
   Nonvested benefits                  894            408
----------------------------------------------------------
   Accumulated benefit
     obligations                    18,866          7,709
   Effect of projected future
     compensation levels             1,590          1,047
----------------------------------------------------------
   Projected benefit obligations    20,456          8,756
Plan assets at fair market value    20,948          3,022
----------------------------------------------------------
 Projected benefit obligations
   less than (in excess of)
   plan assets                         492         (5,734)
Loss due to actual experience
  varying from actuarial
  assumptions                        1,595            252
Prior service cost not yet
  recognized in pension cost          (133)         2,140
Transition liability (asset)
  on adoption of new accounting
  standard to be recognized
  in the future                       (252)            10
Adjustment required to recognize
  minimum liability                      -         (1,355)
----------------------------------------------------------
Prepaid (accrued) pension cost    $  1,702        ($4,687)

Assumptions used in determining pension cost for the plan are:

                                     1997        1996
Discount rate                      7 1/4%      7 1/2%
Expected rate of increase
  in compensation                      5%      5 1/2%
Expected long-term rate of
  return on plan assets            9 3/4%          9%


The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The components of the expense for postretirement health care and life insurance benefits from continuing operations are as follows (amounts in thousands):

                              1997           1996           1995
Net periodic cost:
Service cost benefits
  attributed to service
  during period             $    6          $  15          $  12
Interest cost on accumulated
  post-retirement benefit
  obligation                   110            110            108
Amortization of gain            (3)            (2)            (7)
-----------------------------------------------------------------
Net postretirement
  health care cost         $   113         $  123          $ 113


The components of the accumulated postretirement benefit obligations (all of which are unfunded) are as follows (in thousands):

                           1997         1996      1995
Retirees                 $1,319       $1,103    $1,173
Fully eligible active
  plan participants          96          102        78
Other active plan
  participants               87          141       302
Unrecognized net gain        74          263        46
-------------------------------------------------------
Accumulated postretirement
  benefit obligations    $1,576       $1,609    $1,599

The actuarial calculation assumed a health care cost trend rate of 9.6% for 1997 (13.2% in 1996 and 13.7% in 1995). In 1997, the assumed trend rate was reduced based on the most current data. The assumed rate decreases approximately .4% per year through the year 2010 to 5.0% and remains constant beyond that point. The health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $54,000 and increase net periodic cost by $5,400. The weighted average discount rate used in determining the accumulated postretirement benefit obligations was 7.25% in 1997, 7.50% in 1996, and 7.25% in 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      allen telecom inc.

NOTE 7: INCOME TAXES
Information with respect to income taxes in continuing operations is as follows
(amounts in thousands):

                                            1997        1996        1995

Income before taxes
and minority interests:
   Domestic                             $  5,351    $  9,472    $ 35,636
   Foreign                                41,362      37,054      14,805
------------------------------------------------------------------------
                                        $ 46,713    $ 46,526    $ 50,441
Provision (Benefit) for income taxes:
  Current:
   Federal                              $  2,247    $  2,764    $  5,550
   Foreign                                22,867      19,170       7,323
   State and local                           766         580         927
------------------------------------------------------------------------
                                          25,880      22,514      13,800
------------------------------------------------------------------------
  Deferred:
   Federal                                (5,275)     (2,054)      5,173
   Foreign                                  (542)        108         868
   State and local                        (2,340)       (903)        297
------------------------------------------------------------------------
                                          (8,157)     (2,849)      6,338
------------------------------------------------------------------------
                                        $ 17,723    $ 19,665    $ 20,138


A reconciliation of the provision for income taxes at the U.S. Federal statutory rate of 35% to the reported tax provisions is as follows (amounts in thousands):

                                  1997        1996        1995

Provision computed
  at the U.S. Federal
  statutory rate              $ 16,350    $ 16,284    $ 17,654
State and local income
  taxes, net of Federal
  income tax effect             (1,023)       (210)        796
Net higher tax rates
  on foreign income              7,016       6,082       3,304
Benefit of foreign sales
  corporation and other
  tax credits                   (2,115)     (2,055)     (1,881)
Tax effect of write-off of
  non-deductible acquired
  in-process research
  and development cost              --         932          --
Other, net                      (2,505)     (1,368)        265
--------------------------------------------------------------
                              $ 17,723    $ 19,665    $ 20,138


The following table summarizes the Company's total provision (benefit) for income taxes (amounts in thousands):

                                  1997        1996        1995
Continuing operations         $ 17,723    $ 19,665    $ 20,138
Discontinued operations             --      (3,780)      3,672
Extraordinary item                (364)         --          --
Tax benefit of carryforward
  allocated to goodwill          6,085          --          --
Allocated to equity:
  Unrealized appreciation
   on investment securities      4,027          --          --
  Stock options                   (653)        (82)       (509)
  Pension gain (loss) from
   business disposition and
   other pension items             149         112       1,164
--------------------------------------------------------------
                              $ 26,967    $ 15,915    $ 24,465


The components of deferred tax assets (liabilities) are comprised of the following as of December 31, 1997 and 1996 (amounts in thousands):

                                         1997        1996

Gross deferred tax assets:
  Inventory                          $  4,854    $  3,599
  Pensions and deferred
   compensation                         2,419       2,000
  Tax credit carryforwards              1,575       1,480
  Product warranty claims               1,735       1,108
  Net operating loss carryforwards      3,116          --
  Other                                 3,875       2,005
---------------------------------------------------------
                                       17,574      10,192
---------------------------------------------------------

Gross deferred tax liabilities:
  Intangible assets                    (3,455)     (8,497)
  Depreciation                         (2,686)     (1,205)
  Unremitted foreign earnings              --      (1,500)
  Unrealized appreciation on
   investment securities               (4,027)         --
  Deferred start-up costs              (2,309)     (2,924)
  Other                                (5,920)     (8,350)
----------------------------------------------------------
                                      (18,397)    (22,476)
----------------------------------------------------------
Net deferred tax liabilities         ($   823)   ($12,284)


Deferred tax assets (liabilities) are recorded in the consolidated balance sheets as follows (amounts in thousands):

                              1997        1996
Other current assets      $  7,244    $    932
Current liabilities -
  deferred income taxes     (1,249)     (4,344)
Long-term deferred
  income taxes              (6,818)     (8,872)
-----------------------------------------------
                          ($   823)   ($12,284)



During 1997, 1996, and 1995, general business tax credits of approximately $700,000, $470,000, and $359,000 generated in the respective year were used to reduce the provision for income taxes. At December 31, 1997, the Company has available alternative minimum tax credits in the amount of $405,000 available to reduce future Federal income tax liabilities.

United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $35,000,000 at December 31, 1997. While the amount of federal income taxes, if such earnings are distributed in the future, cannot now be determined, such taxes may be reduced by tax credits and other deductions.

NOTE 8: INDUSTRY SEGMENT AND GEOGRAPHIC DATA
The distribution of the Company's geographic operations is as follows (amounts in thousands):

                                   1997         1996         1995
Sales:
United States                 $ 272,346    $ 249,084    $ 251,322
Italy                           117,607       92,284       37,806
Germany                          48,622       43,013       21,702
Other                            69,309       45,119       15,754
Less inter-
  geographic sales              (75,376)     (60,002)     (20,028)
-----------------------------------------------------------------
                              $ 432,508   $  369,498   $  306,556
Operating Income:
  United States$                  5,319   $   11,850   $   37,291
  Italy                          19,823       17,163        8,651
  Germany                        14,636       14,405        6,218
  Other                           9,986        5,893          379
-----------------------------------------------------------------
                                 49,764       49,311       52,539
  Financing costs                (3,051)      (2,785)      (2,098)
-----------------------------------------------------------------
                              $  46,713    $  46,526    $  50,441
Assets:
  United States               $ 305,740    $ 293,191    $ 282,439
  Italy                         143,618       72,794       52,718
  Germany                        31,291       24,163       14,458
  Other                          33,784       20,364       13,950
------------------------------------------------------------------
                              $ 514,433    $ 410,512    $ 363,565

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               allen telecom inc.

U.S. export sales of continuing operations were $103,855,000, $86,542,000, and $98,205,000 in 1997, 1996, and 1995, respectively.

The aggregate net currency transaction and translation amounts in income from continuing operations included gains of $126,000, $126,000, and $34,000 in 1997, 1996, and 1995, respectively.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement redefines the way publicly held companies report information about segments and is effective for the fiscal year ending December 31, 1998.

Based on the Company's initial assessment of this new accounting pronouncement it has determined that it will likely have two segments - Wireless Telecommunications Equipment (comprising its Systems, Site Management and Other Non-antenna Products and Mobile and Base Antennas product lines) and Wireless Telecommunications Engineering Services (comprising its Frequency Planning, Systems Design and Related Services product line). However, the Wireless Telecommunications Engineering Services segment is not expected to be a "Reportable Segment" since the operating results and assets are anticipated to be less than 10% of the total Company. The Company therefore does not believe that the changes in disclosure as a result of this new Statement will significantly change its financial statement disclosure presentation.


NOTE 9: ACQUISITIONS AND DISPOSITIONS

In June 1997, the Company acquired the remaining 20% minority interest in FOR.E.M. S.p.A. ("FOREM"), and now owns 100% of FOREM. FOREM is a leading manufacturer of filters, combiners, and tower mounted amplifiers for GSM cellular and DCS 1800 wireless communications systems. This acquisition also increased the effective ownership of FOREM's 62% owned subsidiary, Mikom G.m.b.H. In a series of transactions to acquire this 20% minority interest, the Company has paid $31,297,000 in cash through December 31, 1997 and 261,014 shares of the Company's common stock with an aggregate value of approximately $6,000,000. The final purchase price was contingent upon the net income of FOREM's 1997 fiscal year. At December 31, 1997, the Company has recorded the estimated liability (included in accounts payable) for this final cash payment in the amount of approximately $26,400,000 paid in 1998.

In April 1997, the Company acquired 62% of the stock of Telia S.A., ("Telia") for a purchase price comprised of approximately $3,000,000 in cash and shares of the Company's stock. This transaction was recorded under the purchase method of accounting. Telia, located in France, is a manufacturer of highly linear power amplifiers for the wireless communications industry with sales of approximately $5,000,000. The final purchase price is contingent upon the net income of Telia's 1997 fiscal year. At December 31, 1997, the Company has recorded the estimated liability (included in accounts payable) for this final payment in the amount of approximately $830,000. The remaining shares of Telia, which are held by senior Telia management, are subject to put and call options, which provide for a purchase price based upon future operating results.

In September 1996, the Company acquired, in exchange for 83,964 shares of its common stock, 100% of Signal Science, Incorporated ("SSI"). In addition, the selling shareholders may receive further contingent cash consideration based on sales over an eight-year period (none of which has been earned). The Company accounted for the acquisition under the purchase method. In addition, the Company incurred a one-time non-cash charge relating to the write-off of purchased in-process research and development costs of $2,662,000. SSI's primary business is research and development projects involving special purpose radio signal equipment for telecommunications applications.

In May 1996, the Company acquired a 64.3% interest in Tekmar Sistemi S.r.l. ("Tekmar"), an Italian company that produces fiber optic modules used predominately in the wireless telecommunications and cable television markets for cash and 9,783 shares of common stock. Senior management of Tekmar owns the remaining 35.7% ownership interest. The Company has the right, pursuant to certain put and call options, to acquire the remaining minority interest of Tekmar over a five-year period.

Further, in May 1996, the Company acquired the remaining 20% minority interest of its Grayson Wireless subsidiary for cash.

Pro forma results of operations for these acquisitions have not been presented because the impact is not significant to results of operations.

Pro forma combined sales from continuing operations of the Company and FOREM for 1995 (assuming the acquisition was effected prior to 1995) would have been approximately $330,000,000. Pro forma combined income from continuing operations for 1995 would have been approximately $26,100,000 ($1.04 per share). However, in management's opinion, the pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the acquisition of FOREM taken place on an earlier date.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               allen telecom inc.


In 1996, the Company decided to exit the centralized automotive emissions testing business operated by its MARTA Technologies, Inc. ("Marta") subsidiary. The Company previously had entered into an agreement for sale of Marta's centralized emissions testing program in Cincinnati, Ohio. However, in 1997, due to the uncertainty of legislative and administrative actions in defining the future direction of the program and other contractual matters the parties were unable to reach agreement on the financial and other terms and jointly decided to terminate the agreement. The Company will continue to endeavor to sell Marta's operating programs, or operate them until termination of the respective contracts, and will not bid upon, or seek new emissions testing programs.

The State of Maryland program currently runs through April 30, 1999, and the State has an option for a one-year extension. The contract for the Jacksonville, Florida program runs through March 31, 2000. Marta will continue to operate these programs pursuant to its contractual commitments pending any disposal. In 1997, Marta settled its claims with the State of Texas for the terminated El Paso, Texas program. As a result of the settlement and subsequent disposal of the related equipment and facilities Marta no longer has any interest in the Texas program.

As a result of the termination of the agreement for sale, Marta moved forward with and reopened the Cincinnati, Ohio program for testing in early 1998. The initial term of the Ohio program runs through December 31, 2005. In connection with the initial suspension of the contract by the Ohio Environmental Protection Agency ("Ohio EPA") and its Director, Marta was granted a preliminary injunction on September 23, 1996 and a permanent injunction on November 19, 1997 against Ohio EPA and its Director enjoining them from, (i) conducting a hearing regarding termination of the contract (ii) terminating the Ohio contract and
(iii) prohibiting Marta from performing its obligations under the Ohio contract. On December 31, 1997, Marta filed a lawsuit against Ohio EPA and its Director in an amount not less than $40,000,000 claiming damages for Ohio EPA's unilateral and illegal suspension of the program and numerous other actions which will, in the future, increase costs to operate the program and/or reduce the amount of revenues the State was contractually obligated to provide. Subsequent thereto, the State counterclaimed, denied Marta's allegations and demanded $10,000,000 in liquidated damages, contract damages and/or civil penalties as a result of Marta's alleged failure to meet the terms of the contract. In the opinion of management, based on the advice of counsel, it cannot predict the outcome of these lawsuits, and the Company has not recorded any asset or liability with respect thereto.

Marta is also in litigation with the State of Kentucky in connection with the effective cancellation of a contract to operate the centralized automotive testing program in Northern Kentucky. The recorded carrying amount of the investment in the Kentucky program is approximately $900,000.

The Company has presented the centralized automotive emissions testing business as a discontinued operation in the Consolidated Financial Statements. A summary of the non-current assets of the business is as follows (amounts in thousands):

                                                         1997              1996
Cincinnati, Ohio program:
  Land and buildings
   under capital lease                                  $15,283          $15,283
  Testing equipment and
   other assets                                          14,188           14,100
Carrying value of El Paso,
  Texas assets                                             --              7,892
Other, net                                                2,858            4,756
--------------------------------------------------------------------------------
                                                        $32,329          $42,031


Discontinued operations include management's best estimate of the loss for the ultimate disposal of the emissions testing business. Actual results could differ from these estimates and are dependent upon the continuing efforts to sell or operate existing programs, and resolution of claims and litigation with the States of Ohio and Kentucky.

In September 1995, the Company spun off 100% of the common shares of a newly formed wholly owned subsidiary, TransPro, Inc. ("TransPro") to the Company's common shareholders (the "Spin-off"). TransPro comprised the Company's Truck Products Business. Following the distribution, TransPro became an independent, publicly traded corporation. In connection with the Spin-off, the Company has presented the Truck Products Business as a discontinued operation in the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized income statement information relating to the results of discontinued operations is as follows (amounts in thousands, except per share data):

                                           Years Ended December 31,
                                        1996              1995
                                                  ---------------------
                                        Marta        Marta     TransPro
          Sales                       $ 14,914    $  8,821    $ 92,933
          Operating Income
            (loss)                      (5,627)     (2,624)      9,726
          Equity in earnings
            of joint venture              --          --         2,219
          Net income (loss)             (3,766)     (1,756)      7,852
          Earnings (loss) per
            common share
            (Basic and Diluted)           (.14)       (.07)        .30


In 1997, the residual operations of Marta were not material in relation to the continuing operations of the Company. The fiscal year 1995 results of operations for TransPro are for the nine-month period ended September 30, 1995 and excludes transaction costs of $733,000 (after related income taxes of $467,000). Further, results of operations for TransPro are net of allocated interest of $205,000 and $402,000 in 1996 and 1995, respectively. Results of operations for Marta are net of allocated interest (income) of $1,243,000, and $(277,000) in 1996 and 1995, respectively.

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

Long-Term Investments: One of the Company's investments in telecommunications companies is carried at fair market value, based on its quoted stock price at December 31, 1997. It is not practicable to estimate the fair value of the Company's 8% investment in the common stock of its former specialty rubber products business or its other investments in telecommunications companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts recorded at December 31, 1997 were not impaired and reflect the corresponding fair values.

Long-Term Debt: The fair values of the Company's long-term debt either approximate fair value or are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet instruments: The Company utilizes letters of credit to back certain financing instruments and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place. The Company enters into foreign currency contracts to offset the impact of currency rate changes against certain assets related to accounts receivable. The fair value of such contracts are based on quoted market prices of comparable contracts. The carrying amounts and fair values of the Company's financial instruments at December 31, 1997 and 1996 are as follows (amounts in thousands):

                                                        Carrying         Fair
                                                         Amount          Value
1997
Cash and cash equivalents                              $ 30,775         $ 30,775
Non-current investments                                  34,700           34,700
Long-term debt                                          105,171          106,732
Off balance sheet financial
  instruments:
   Letters of credit                                      1,591            1,591
   Foreign currency net
     sales contracts                                      6,889            6,909

1996
Cash and cash equivalents                              $ 23,879         $ 23,879
Non-current investments                                  12,171           14,054
Long-term debt                                           53,345           54,294
Off balance sheet financial
  instruments:
   Letters of credit                                      1,881            1,881
   Foreign currency net
     sales contracts                                     15,682           15,798

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              allen telecom inc.

NOTE 11: UNAUDITED QUARTERLY FINANCIAL DATA

In the fourth quarter of 1997, the Company recorded a special pre-tax charge in the amount of $9,650,000, or $.22 per common share after related tax effects. This charge relates to the discontinuance of product development and marketing efforts on two products (wireless PBX equipment and RF cell site planning tool), including the write-off of related assets, and the cost of employee severance related to a reduction in its Cleveland based workforce.

Quarterly financial data are summarized as follows (amounts in thousands, except per share amounts):

                                                    March 31          June 30          Sept. 30           Dec. 31
1997
Sales                                             $ 102,503         $ 108,859         $ 111,389         $ 109,757
-----------------------------------------------------------------------------------------------------------------
Gross profit                                         36,541            38,182            40,533            35,661
-----------------------------------------------------------------------------------------------------------------
Income from continuing operations                     7,026             6,734             7,930             2,291
-----------------------------------------------------------------------------------------------------------------
Extraordinary item -
  extinguishment of debt                               --                --                --                (632)
-----------------------------------------------------------------------------------------------------------------
Net income                                            7,026             6,734             7,930             1,659
-----------------------------------------------------------------------------------------------------------------
Earnings per common share Basic and Diluted:
   Continuing operations                                .26               .25               .29               .08
-----------------------------------------------------------------------------------------------------------------
   Extraordinary item -
     extinguishment of debt                            --                --                --                (.02)
-----------------------------------------------------------------------------------------------------------------
   Net income                                           .26               .25               .29               .06
-----------------------------------------------------------------------------------------------------------------
1996
Sales                                             $  84,469         $  88,459         $  95,010         $ 101,560
-----------------------------------------------------------------------------------------------------------------
Gross profit                                         28,928            31,559            32,206            38,404
-----------------------------------------------------------------------------------------------------------------
Income from continuing operations                     4,682             5,702             3,497             6,675
-----------------------------------------------------------------------------------------------------------------
Loss from discontinued operations                      (437)             (565)           (6,488)             --
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                     4,245             5,137            (2,991)            6,675
-----------------------------------------------------------------------------------------------------------------
Earnings per common share
  Basic and Diluted:
   Continuing operations                                .18               .21               .13               .25
-----------------------------------------------------------------------------------------------------------------
   Discontinued operations                             (.02)             (.02)             (.24)             --
-----------------------------------------------------------------------------------------------------------------
   Net income                                           .16               .19              (.11)              .25
-----------------------------------------------------------------------------------------------------------------


NOTE 12: SUPPLEMENTAL CASH FLOW DISCLOSURE

During 1997, the following non-cash transactions were effected and are not reflected in the Consolidated Statement of Cash Flows:

As described in Note 9, in 1997 the Company acquired 62% of Telia and the remaining 20% minority interest in FOREM, in exchange for, in part, 289,389 shares of its common stock.

As described in Note 1, the Company owns common stock and warrants in RF Micro Devices, Inc., which completed an initial public offering of its common stock on June 3, 1997. In accordance with the provisions of SFAS 115, the Company has increased its investment value to reflect its current trading value on December 31, 1997 of $12,668,000. Unrealized appreciation in the pretax amount of $9,588,000 ($5,561,000 after related income tax effect) is included in Stockholders' Equity as "Unrealized appreciation on investment securities."

During 1996, the following non-cash transactions were effected and are not reflected in the Consolidated Statement of Cash Flows:

As described in Note 9, in 1996 the Company acquired 100% of Signal Science, Incorporated and 64.3% of Tekmar Sistemi S.r.l in exchange for, in part, 93,747 shares of its common stock.

During 1995, the following non-cash transactions were effected and are not reflected in the Consolidated Statement of Cash Flows:

The Company recorded fixed assets and a related capital lease obligation in the amount of $16,375,000 in connection with leasing land and facilities for one of its now discontinued emissions testing programs.

On September 29, 1995, the Company completed the largely non-cash spin-off distribution of 100% of the common shares of TransPro.

In May, 1995, the Company called for redemption the outstanding $4,917,000 of its Convertible Subordinated Debentures issued in 1992 in connection with the acquisition of Alliance Telecommunications Corporation. Subsequent thereto, holders of these debentures converted such debentures into 351,834 shares of the Company's common stock.

Information with respect to cash paid during the year for interest and taxes is as follows:

                                        1997              1996            1995

Interest Paid                      $ 4,097,000      $ 4,907,000      $ 3,840,000
Interest Capitalized                   220,000             --            440,000
Income taxes
     paid, net                      27,514,000        1,778,000       18,890,000

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALLEN TELECOM INC.

We have audited the accompanying consolidated balance sheets of Allen Telecom Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allen Telecom Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


Cleveland, Ohio,
February 13, 1998

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

The primary responsibility for the integrity of financial information rests with management. Certain valuations contained herein result, of necessity, from estimates and judgments of management, actual results could differ from these estimates. The accompanying consolidated financial statements, notes thereto and other related information were prepared in conformity with generally accepted accounting principles.

/s/ Robert G. Paul

Robert G. Paul
President and Chief Executive Officer



/s/ Robert A. Youdelman

Robert A. Youdelman
Executive Vice President and
Chief Financial Officer



/s/ James L. LePorte

James L. LePorte, III
Vice President, Treasurer & Controller, Chief Accounting Officer

management's discussion and analysis
     of financial condition and results of operation

RESULTS OF OPERATIONS

OVERVIEW

($ millions)                 1997     1996     1995
Sales                       $432.5   $369.5   $306.6
Operating income
  (before special charges
  discussed below)            59.4     52.0     52.5
Income before taxes and
  minority interests 46.7     46.5     50.4
Income from continuing
  operations                  24.0     20.6     27.3
Net income                    23.3     13.1     32.6
Total assets                 514.4    410.5    363.6
Capital expenditures          22.2     17.5     16.8

Depreciation                  12.8     11.7      8.3

The increase in sales in 1997 to $432.5 million, or 17% over 1996, was due primarily to continued growth of international sales which increased approximately $51 million, or 25%. The Site Management and Systems product lines benefited particularly from this growth. The 21% increase in sales in 1996 to $369.5 million was also due to the growth of international sales, increasing $54 million, or 35% compared to 1995. The balance was due primarily to domestic sales.

Operating income, representing income before financing costs and special charges (as discussed below) increased $7.4 million, or 14% over 1996. This is attributable principally to the growth of the Site Management Products and Base Station Antenna businesses, improved product margins and the spreading of fixed costs on higher sales. In the fourth quarter of 1997, the Company recorded special charges of $9.6 million ($6.0 million after related income taxes or $.22 per common share) relating to the discontinuance of product development and marketing efforts on two products, wireless PBX equipment and an RF planning tool, including the write-off of assets and the cost of employee severance. Operating income in 1996, excludes the one-time non-cash charge for acquired in-process research and development incurred in connection with an acquisition in the amount of $2.7 million or $.10 per common share. The decline in operating income of $.5 million from 1995 is due in large part to the cessation of royalty payments made under a noncompetition agreement which expired in June 1996.

Income from continuing operations increased $3.4 million in 1997, as compared with 1996; however, both 1997 and 1996 results included the aforementioned special write-offs. Excluding these special charges, income from continuing operations increased $6.7 million in 1997, and earnings per common share increased from $.86 to $1.10 per share. These earnings increased due to the higher margins noted above. In addition, the Company's tax provision was $1.9 million lower in 1997 versus 1996.

Net income increased from $13.1 million in 1996 to $23.3 million in 1997. This increase is due primarily to the elimination of the $7.5 million of after tax losses recorded in 1996 for the discontinued emissions testing business.

Income from continuing operations declined $6.7 million in 1996, as compared with 1995, due to the aforementioned write-off of acquired in-process research and development costs of $2.7 million and a $3.3 million increase in minority interest expense relating to the then outstanding 20% minority interest in FOREM and its 38% minority interest in Mikom G.m.b.H. Income from continuing operations was also adversely affected in 1996 by a higher effective tax rate. The decline in net income from $32.6 million in 1995 to $13.1 million in 1996 reflects both the $7.5 million of after tax losses for the discontinued emissions testing business and the impact of the elimination of the spun off automotive and truck products business, which earned $7.1 million in profits in 1995 through the September 29, 1995 spin-off date.

Sales

Sales of Systems Products (which generally are comprised of booster and repeater products for cellular and PCS systems, test and measurement products, as well as indoor coverage products) increased 18% in 1997 to $111.0 million, as compared with $94.1 million in 1996. Sales were impacted primarily by higher shipments of test and measurement products to domestic PCS and international markets. The Systems business also continued to be successful with its non-frequency translating repeaters in Europe and other international markets. The most successful of these repeater products utilize GSM technology, which has gained worldwide acceptance as a cellular standard. In addition, the Company was positively affected by the April 1997 acquisition of Telia, S.A., a manufacturer of highly linear power amplifiers which contributed $5.1 million in sales. Offsetting these increases, in part, was a decrease in domestic Systems sales, due to lower shipments of its Extend-A-Cell(R) frequency translating repeater and microcell products.

Sales of Systems Products were down slightly at $94.1 million in 1996 compared with $95.1 million in 1995. Sales were impacted primarily by significantly lower shipments of the Company's Extend-A-Cell(R), principally in domestic markets. Offsetting this decline, in part, was the success of non-frequency translating repeaters in Europe and other international markets. In addition, sales of system test and measurement products


SALES OF SYSTEM PRODUCTS
($ millions)
93        $ 62.4
94        $ 76.1
95        $ 95.1
96        $ 94.1
97        $111.0

SALES OF SITE MANAGEMENT AND OTHER NON-ANTENNA PRODUCTS
($ millions)
93        $ 49.1
94        $ 53.0
95        $112.9
96        $159.3
97        $197.3

SALES OF MOBILE AND BASE ANTENNAS
($ millions)
93        $ 57.2
94        $ 68.2
95        $ 73.8
96        $ 80.6
97        $ 88.5

SALES OF FREQUENCY PLANNING, SYSTEMS DESIGN AND RELATED SERVICES
($ millions)
93   $14.9
94   $15.7
95   $24.8
96   $35.5
97   $35.7

management's discussion and analysis
     of financial condition and results of operation

increased significantly in 1996 over 1995 as they obtained higher market share with domestic PCS carriers.

Sales of Site Management and Other Non-antenna products (which include tower mounted amplifiers, filters, combiners and duplexers) increased to $197.3 million, or 24% over 1996 sales of $159.3 million. This increase follows the 1996 sales increase of $46.4 million, or 41% over 1995. The continued large increases in sales reflect strong market presence in Europe and the worldwide acceptance of GSM technology, where the Company has a strong market share with original equipment manufacturers ("OEMs").

Sales of Mobile and Base Antennas increased to $88.5 million in 1997, a 10% increase over 1996. The increase resulted from sales of base station antennas. However, this increase was partially offset by a decline in mobile antenna sales, as consumers continue to shift purchases from mobile cellular telephones, where the Company has significant market share, to portable cellular phones. The Company does not manufacture portable antennas. Sales increased to $80.6 million in 1996, or 9.2%, over 1995. The increase resulted from sales of base station antennas in new PCS markets. However, as in 1997, this sales increase was partially offset by a decline in mobile antenna sales.

Sales of the Frequency Planning, Systems Design and Related Services product line increased only 1% in 1997 to $35.7 million, as compared with $35.5 million in 1996 due to declining sales of engineering services for PCS systems. This business provides engineering and consulting services with nearly all major PCS operators. In 1996, sales increased to $35.5 million, or 43%, over 1995, due to strong demand for engineering services to domestic PCS carriers.

In 1997, international sales constituted approximately 60% of total sales, compared with 56% in 1996, and 50% in 1995. Export sales from the U.S. are primarily to major wireless telephony companies, and are typically payable in U.S. dollars. European sales are primarily to major OEMs and wireless operators in European currencies. The Company sees no significantly greater risk in the operation of its business as a result of this proportion of international business.

In 1997, approximately 11% of direct sales were to Asian markets. However, only about 3% of direct sales were to countries significantly affected by the recent economic and currency rate crisis in certain Asian countries, notably Indonesia, Korea, Thailand and the Philippines. In addition, to date, sales do not appear to have been significantly affected in these Asian countries, although the Company is aware of certain orders that have been deferred by prospective customers. While direct sales of products to these countries is not significant, it is difficult to discern how much of OEM sales ultimately end up in these countries. Accordingly, it is difficult to assess the near term impact, although the Company does expect its rate of sales growth to slow in 1998 due to the ripple effect of the recent Asian fiscal problems.

At December 31, 1997, the Company had an order backlog of approximately $115 million, up from approximately $109 million at December 31, 1996.

Operations

($ millions)                  1997    1996     1995
Gross profit margin, as a
  percent of sales           34.9%    35.5%    38.3%
Operating expenses, as a
  percent of sales           15.6%    15.1%    14.9%
Research and development
  and new product
  engineering costs:
   Amount                   $30.4    $21.0    $17.0
   As a percent of sales      7.0%     5.7%     5.5%
Amortization of goodwill      3.4      2.4      2.1
Minority interests            5.0      6.3      3.0


Gross profit margins declined in 1997 as compared with 1996. However, excluding the aforementioned special charges for the discontinuance of product development efforts on two products, gross profit margin would have been 35.8%, a small increase over 1996. This was due to slightly improved margins in the Base Station Antenna and Systems businesses, offset by continuing pricing pressures, particularly in the Frequency Planning and Site Management product lines. The gross profit margin decrease in 1996 versus 1995 was due primarily to changes in product mix and pricing pressure.

Operating expenses (which consist of selling, general and administrative expenses, but exclude amortization of goodwill) increased in 1997, due primarily to the aforementioned special charges. In addition, the Company realized a before tax gain on the sale of a partial ownership interest in Columbia Spectrum Management, L.P., in the amount of $1.6 million, or $.03 per common share after related income tax effects. This gain is included in selling, general and administrative expenses. Excluding the above-mentioned special charges and gain on investment, operating expenses would have been 14.6% and are within normal operating ranges. The decline in percentage of such expenses in 1997 represents the spreading of fixed costs on higher sales.

The increase in operating expense percentage in 1996, as compared with 1995, is due primarily to the cessation of royalty payments made under a prior noncompetition agreement.

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

The increase in amortization of goodwill, and corresponding decrease in minority interest expense, as compared with 1996, is a result of the acquisition of the remaining 20% minority interest in FOREM in May 1997 (see Note 9 of the Notes to Consolidated Financial Statements and Liquidity and Capital Resources below). Future results of operations will no longer include minority interest expense relating to FOREM. However, the Company will continue to record minority interest expense with respect to FOREM's 62% owned subsidiary, Mikom G.m.b.H., and other minority owned subsidiaries. In 1996, the increase in minority interest expense related directly to the strong performance of the Company's European subsidiaries.

management's discussion and analysis
     of financial condition and results of operations

FINANCING COSTS

($ millions)            1997   1996     1995
Financing expenses:
  Interest expense    $ (4.5) $ (3.8) $ (3.5)
Interest income          1.5     1.0     1.4


The increase in interest expense in 1997 over 1996 is primarily related to increased credit line borrowings as a result of significant investments made by the Company (see Liquidity and Capital Resources). The increase in interest expense in 1996, as compared with 1995, was due primarily to the acquisition and inclusion of FOREM. Lower interest income in 1996, when compared with 1995, reflects lower domestic investment income as a result of lower average cash levels.

INCOME TAXES
($ millions)                    1997    1996    1995
Provision for income taxes   $  17.7   $19.7   $20.1
Effective tax rate              37.9%   42.3%   39.9%

The lower effective tax rate in 1997, as compared with 1996, is due to a higher proportion of tax benefits attributable to the Company's foreign sales corporation, which has reduced U.S. income taxes payable through favorable tax treatment accorded certain export sales, and business tax and other credits available to reduce U.S. income taxes payable. These benefits were offset, in part, by higher tax rates on European source income.

The higher effective tax rate in 1996, as compared with 1995 is due to the higher proportion of such European earnings, which carried a higher tax burden than the U.S. statutory rate of 35%. These higher tax rates were offset, in part, by the tax benefits attributable to the foreign sales corporation.

With the continued success of the European operations, which carry the higher tax burden, it is possible that the effective tax rate in 1998 could exceed that of 1997.

DISCONTINUED OPERATIONS

As more fully discussed in Note 9 of the Notes to Consolidated Financial Statements, the Company decided in 1996 to exit the emissions testing business operated by its MARTA Technologies, Inc. ("Marta") subsidiary. The Company determined that this decision would allow it to fully devote management and financial resources to its expanding wireless telecommunications product lines.

The Company previously had entered into an agreement for the sale of Marta's centralized emissions testing program in Cincinnati, Ohio. However, in 1997, the parties were unable to reach agreement on the terms and jointly decided to terminate the agreement (including the possible sale of the Jacksonville, Florida program). The Company will continue to endeavor to sell Marta's programs, or operate them until termination of the respective contracts, and will not bid upon, or seek new emissions testing programs.

In 1997, Marta settled its claims with the State of Texas for the terminated El Paso, Texas program. As a result, Marta received $12.4 million from the settlement and subsequent sale and disposal of the equipment and facilities. This is the reason for the reduction in "Assets of discontinued emissions testing business" on the Consolidated Balance Sheet.

On December 31, 1997, Marta filed a lawsuit against the Ohio Environmental Protection Agency ("Ohio EPA") and its Director in an amount not less than $40 million claiming damages for Ohio EPA's suspension of the Cincinnati, Ohio program in August 1996 and numerous other actions which will, in the future, impact costs and revenues. On January 30, 1998, the State counterclaimed, denied Marta's allegations and demanded $10 million in liquidated damages, contract damages and/or civil penalties as a result of Marta's alleged failure to meet the terms of the contract. In the opinion of management, based on the advice of counsel, it is too early to predict the outcome of these lawsuits, and the Company has not recorded any asset or liability with respect thereto.

Discontinued operations include management's best estimate of the loss from the disposal of the Marta business. Actual results could differ from these estimates and are dependent on, among other things, the continuing efforts to sell or operate existing programs. In addition, it is not possible to predict the outcome of the aforementioned Ohio litigation or litigation with the State of Kentucky for the effective cancellation of Marta's contract in Northern Kentucky.

IMPACT OF THE "YEAR 2000 ISSUE"

The "Year 2000 Issue" is the result of computer systems that were programmed in prior years using a two-digit representation for the year. Consequently, in the year 2000, date-sensitive computer programs may interpret the date "00" as 1900 rather than 2000. The Company's operating units have completed an initial assessment of the systems affected by the Year 2000 Issue, and have formulated action plans to correct or replace these programs by December 31, 1998.

The Company will be required to modify or replace several internally developed software programs, along with purchased software packages used internally and in some of its products. The Company has communicated with its significant customers, and has determined that it has limited exposure for products it has sold. The Company will use both internal and external resources to modify programs, and will upgrade where necessary packaged programs. Estimates of the total remaining cost of the year 2000 project have not yet been finalized, but are not expected to have a material adverse effect on future operating results or cash flows.

INFLATION

The overall impact of the low rate of inflation in recent years has had no significant impact on the Company

ENVIRONMENTAL

The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and financial liability. (See also Note 5 of Notes to Consolidated Financial Statements.)

management's discussion and analysis
   of financial condition and results of operations

LIQUIDITY AND CAPITAL RESOURCES

($ millions)                   1997     1996    1995
Cash flow from operations   $   18.0 $   53.6 $    6.9
Total debt                     104.0     56.0     55.8
Stockholders' equity           260.8    226.0    210.4
Debt to equity ratio            .4:1     .2:1     .3:1


The significant decrease in cash flow from operations in 1997, as compared with 1996, is due primarily to an increased investment in working capital of approximately $16.1 million and $24 million in tax payments made principally by the Company's European subsidiaries.

In 1996, the Company generated cash of $53.6 million from continuing operations as compared with $6.9 million in 1995. The significant increase during 1996, as compared with 1995, despite lower income from continuing operations, was due in large measure to a $29 million lower level of investment in working capital in 1996 (despite significantly higher sales) than experienced in 1995. In addition, the Company received a refund of certain income taxes paid in 1995 in the amount of $8.0 million.

The Company continued to make significant investments in the wireless telecommunications industry both in capital improvements ($27.6, $22.2 and $21.2 million in 1997, 1996, and 1995, respectively) and investments in telecommunications companies ($44.4, $16.9, and $1.7 million in 1997, 1996, and 1995, respectively). The large increase in investments in 1997, over the prior two years, represents principally the purchase of the outstanding 20% minority interest in FOREM and the acquisition of 62% of Telia. These purchases are also the principal reason for the increase in "Excess of cost over net assets of businesses acquired" in the Consolidated Balance Sheet.

In 1997, the Company borrowed $65.0 million in a private placement transaction. These notes bear interest at a weighted average interest rate of approximately 6.65% and have an average outstanding life of 7.5 years. The Company believes this longer term financing strategy is consistent with its investing activities and also afforded it an opportunity to take advantage of lower interest rates. In this connection, the Company decided to prepay certain borrowings with a portion of the proceeds, in the amount of $15.0 million, which bore interest at the rate of 8.13%. This resulted in a prepayment premium of $1.0 million, or $.02 per common share after related income tax effects, and has been reported as an "Extraordinary item" in the Consolidated Statement of Income.

The Company continues to maintain a $100 million domestic credit line. At December 31, 1997, no amounts were borrowed under this agreement and, after exclusion for amounts designated for letters of credit, approximately $82.5 million was available for use. This agreement expires in December 1999.

In 1996, the Company entered into an agreement to make an equity investment of $5 million in Nextwave Telecom Inc. ("Nextwave"), and whereby Nextwave agreed to purchase $50 million of equipment and services over a five-year period from the Company. In connection with this agreement, subject to certain preconditions that have not yet occurred, the Company has agreed to provide secured product financing in addition to its $5.0 million investment. At December 31, 1997, the Company had outstanding approximately $2.0 million of receivables with Nextwave. In early 1997, the U.S. Government suspended interest payments on license fees due from certain companies, such as Nextwave, who were awarded telecommunications licenses under a competitive auction bid process. Subsequently, the Federal Communications Commission ("FCC") provided alternatives for these capital constrained C Block licensees, which may enable these carriers to obtain the financing needed to build out their systems or to return some, or all, of their licenses to the FCC for re-auction. While it is not clear which alternative, or alternatives, will be chosen by Nextwave, a decision is anticipated in 1998. At this time, the Company believes that there has been no impairment in the aggregate carrying value of its investment in Nextwave. The increase in other assets in the Consolidated Balance Sheet is due primarily to common shares and warrants of RF Micro Devices, Inc. ("RFMD"). RFMD completed an initial public offering of its common stock in 1997. At December 31, 1997, the value of these assets has been adjusted to reflect current market value of approximately $12.4 million. Likewise, the unrealized appreciation in the amount of $9.6 million ($5.6 million, after related income tax effect,) is included in Stockholders' Equity as "Unrealized appreciation on investment securities," as it is the Company's intent to treat the securities as a long-term investment. The Company's investment is currently subject to certain trading restrictions.

In 1997, the Company generated cash from its discontinued Marta operations in the amount of $7.8 million as compared with cash usages of $6.1 and $12.8 million in 1996 and 1995, respectively. The cash generation in 1997 was due to the settlement of claims with the State of Texas and subsequent sale and disposal of the related assets, which generated $12.4 million in cash. The Company anticipates future net cash usages from these operations subject to disposal of programs or the settlement of outstanding litigation.

Future capital needs will be directed toward continued penetration and expansion in the wireless communications industry, both internally and through strategic alliances and acquisitions. In early 1998, the Company made a payment in connection with the last 20% acquisition of FOREM in the amount of $26.4 million (included in accounts payable in the Consolidated Balance Sheet which accounts for the significant increase in that item over 1996). The cash needs of this payment were met by utilization of available cash investments and lines of credit. Capital expenditures in 1998 are estimated at $24 million, of which $1.4 million was committed at December 31, 1997. These proposed capital expenditures reflect the increase in productive capacity necessitated by the increase in sales volume, both domestically and in Europe.

The Company believes that continued profitability and available unused credit lines provide sufficient liquidity to fund future growth, expansion, and acquisitions.

five year summary of operations
     allen telecom inc.-(amounts in thousands, except per share data)

Five years ended December 31, 1997                         1997           1996           1995         1994            1993

OPERATING RESULTS

Sales                                                     $432,508      $369,498       $306,556      $213,517       $183,638
Cost of sales                                              281,591       238,401        189,103       127,160        109,040
Selling, general and administrative expenses                70,786        58,101         47,908        44,252         40,452
Research & development and new product engineering          30,367        21,023         17,006         8,865          7,886
Write-off of in-process research and development                 -         2,662              -             -              -
Net interest and financing expense                           3,051         2,785          2,098         1,785          1,805
-----------------------------------------------------------------------------------------------------------------------------
Income before taxes and minority interests                  46,713        46,526         50,441        31,455         24,455
Provision for income taxes                                  17,723        19,665         20,138        11,191            671
-----------------------------------------------------------------------------------------------------------------------------
Income before minority interest                             28,990        26,861         30,303        20,264         23,784
Minority interests                                          (5,009)       (6,305)        (3,027)         (523)          (518)
-----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                           23,981        20,556         27,276        19,741         23,266
Discontinued operations:
   Income (loss) from discontinued operations                    -        (3,766)         5,363         9,453          1,695
   Loss for disposal                                             -        (3,724)             -             -         (2,936)
Cumulative effect of accounting change                           -             -              -             -          2,102
Extraordinary item - extinguishment of debt                   (632)            -              -             -              -

-----------------------------------------------------------------------------------------------------------------------------
Net income                                               $  23,349     $  13,066      $  32,639     $  29,194      $  24,127
-----------------------------------------------------------------------------------------------------------------------------
Net income applicable to common stock                    $  23,349     $  13,066      $  32,639     $  29,194      $  21,947
=============================================================================================================================
Earnings Per Common Share:

Basic:  Income from continuing operations                    $ .89        $  .78          $1.05       $   .77         $  .94
        Discontinued operations:
           Income (loss) from discontinued operations            -          (.14)           .20           .37            .08
           Loss for disposal of discontinued businesses          -          (.14)             -             -           (.13)
        Cumulative effect of accounting change                   -             -              -             -            .09
        Extraordinary item - extinguishment of debt           (.02)            -              -             -              -

-----------------------------------------------------------------------------------------------------------------------------
        Earnings per Common Share - Basic                    $ .87        $  .50          $1.25         $1.14         $  .98
=============================================================================================================================
Diluted:   Income from continuing operations                 $ .88        $  .76          $1.02        $  .76         $  .91

        Discontinued operations:
           Income (loss) from discontinued operations            -          (.14)           .20           .36            .06
           Loss for disposal of discontinued businesses          -          (.14)             -             -           (.11)
        Cumulative effect of accounting change                   -             -              -             -            .08
        Extraordinary item - extinguishment of debt           (.02)            -              -             -              -

-----------------------------------------------------------------------------------------------------------------------------
        Earnings per Common Share - Diluted                  $ .86        $  .48          $1.22         $1.12         $  .94
=============================================================================================================================
FINANCIAL CONDITION
Total assets                                              $514,433      $410,512       $363,565      $357,716       $324,638
Working capital                                            111,015        94,378         93,371       107,940         71,808
Current ratio                                                 1.85          1.90           2.11          2.54           2.22
Total debt                                                 104,034        55,955         55,799        45,064         52,597
Stockholders' equity                                       260,822       225,951        210,377       224,181        195,161
Debt to equity ratio                                           .40           .25            .27           .20            .27
Book value per common share                                   9.55          8.44           7.92          8.59           7.52
Shares outstanding at year end                              27,298        26,763         26,570        26,107         25,964
Return on stockholders' equity                                9.4%          6.0%          14.7%         14.1%          12.6%
Capital expenditures                                        22,247        20,992         24,498        14,833         11,360
Depreciation                                                12,808        12,231          8,896         7,477          6,611
Number of employees                                          3,300         2,900          2,800         2,700          2,500


All per share data have been restated to reflect stock dividends and stock spilts.

Shareholder information

EXCHANGE LISTINGS
Common Stock (Ticker Symbol - ALN) New York Stock Exchange Pacific Exchange.

TRANSFER AGENT AND REGISTRAR

Harris Trust Company of New York
600 Superior Avenue
East, Suite 600
Cleveland, OH
44114-2650
(800)942-5909

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

AFFIRMATIVE ACTION POLICY

It is the policy of Allen Telecom Inc. that all employee will be judged on the basis of qualifications and ability, without regard to age, sex, race, creed, color or national origin, in all personnel actions. No employee or applicant for employment will receive discriminatory treatment because of physical or mental handicap in regard to any position for which the employee or applicant for employment is qualified.

STOCKHOLDERS

As of March 4, 1998, Allen Telecom Inc. had outstanding 27,291,743 shares of Common Stock owned by 1765 holders of record.

ANNUAL STOCKHOLDER'S MEETING

The Annual Meeting of Stockholders will be held at the Cleveland Marriott at Key Center, 127 Public Square, Cleveland, Ohio on Friday, May 1, 1998 at 9:30 a.m.


            Stock Price Range
           (dollars per share)
  93        94      95      96       97
$12.94   $13.50  $21.25  $14.00   $16.00
$29.19   $25.63  $39.38  $28.75   $30.00




MARKET PRICE RANGE OF COMMON STOCK  (dollars per share)

                   1997                  1996                  1995
               High     Low          High     Low          High     Low
-----------------------------------------------------------------------
1st Quarter    26 3/8   16           23 1/4   16 7/8       25 1/2   21 1/4

2nd Quarter    24 1/8   16 1/2       28 3/4   18 7/8       29 5/8   22

3rd Quarter    29 1/8   18 3/4       22 1/2   14           39 3/8   29 1/8

4th Quarter    30       16           23 3/4   14 3/4       35       21 7/8

DIVIDENDS DECLARED ON COMMON STOCK

                 1997         1996        1995         1994         1993
--------------------------------------------------------------------------
1st Quarter        -            -          $.05         $.04         $.03

2nd Quarter        -            -          $.05         $.04         $.03

3rd Quarter        -            -          $.05         $.04         $.03

4th Quarter        -            -             -         $.04         $.03