Form 10-K405, Exhibit 13
period 1998-12-31
ALLEN TELECOM INC
filed 1999-03-26
CIK 3721

                                                                    Exhibit 13



                               ALLEN TELECOM INC.


                               ANNUAL REPORT 1998

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

William O. Hunt
Chairman of the Board,
Intellicall Inc.
Chairman of the Board,
Internet America, Inc.
Dallas, Texas


John F. McNiff
Vice President - Finance and Director,
Dover Corporation,
New York, New York

Robert G. Paul
President and
Chief Executive Officer,
Allen Telecom Inc.

Martyn F. Roetter
Vice President,
Communications and Information Technology,
Arthur D. Little. Inc.,
Cambridge, Massachusetts

Charles W. Robinson
Chairman,
Robinson & Associates Inc.,
Santa Fe, New Mexico

Gary B. Smith
Management Consultant
Cornelius, North Carolina

William M. Weaver, Jr.
Limited Partner Emeritus,
Alex, Brown & Sons
Incorporated,
New York, New York


Management

Robert G. Paul
President and
Chief Executive Officer

Robert A. Youdelman
Executive Vice President,
Chief Financial Officer

McDara P. Folan, III
Vice President, Secretary
and General Counsel

James L. LePorte, III
Vice President and Controller

Peter de Villiers
Vice President, Strategic Development

Roger Schroeder
Treasurer and Assistant Secretary

Andrea Casini
Managing Director, Tekmar Sistemi S.r.l.

Kenton S. Day
President, Signal Science, Incorporated

Terry N. Garner
President,
Grayson Wireless

F. Kim Goryance
President,
Antenna Specialists

Peter Mailandt
President,
Decibel Products


Jack Powell
Chairman,
Telia S.A.

Douglass R. Hall
President,
Comsearch

Karl-Heinz Schmidt
President,
MIKOM Worldwide Systems

Gianpiero Villa
President,
Worldwide Site Products

TABLE OF CONTENTS

The Year at a Glance. . . . . . . . . . . . . . . . . . . . . .1
Letter to Shareholders . . . . . . . . . . . . . . . . . . . . 2
Business Review . . . . . . . . . . . . . . . . . . . . . . . .4
Consolidated Financial Statements . . . . . . . . . . . . . . 12
Notes to Consolidated Financial Statements . . . . . . . . . .16
Management's Discussion and Analysis
of  Financial Condition and
Results of Operations . . . . . . . . . . . . . . . . . . . . 27
Five-year Summary of Operations . . . . . . . . . . . . . . . 32
Directors and Management . . . . . . . . . . .Inside front cover
Shareholder Information . . . . . . . . . . . Inside back cover

SAFE HARBOR CAUTIONARY STATEMENT

Statements included in this Annual Report which are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future performance and financial results are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Allen Telecom Inc.'s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q contain certain detailed factors that could cause the Company's actual results to materially differ from forward-looking statements made by the Company, including, among others, the costs and timetable for new product development, the health and economic stability of the world and national markets, the uncertain level of purchases by current and prospective customers of the Company's products and services, the impact of competitive products and pricing, the successful discovery and correction of potential "Year 2000" computer sensitive problems by both the Company and its key suppliers and customers, and other transactions.


THE YEAR AT A GLANCE

                                                 1998                  1997
FINANCIAL HIGHLIGHTS
Sales                                        $ 388,004,000        $ 432,508,000
Income (Loss) Before
  Income Taxes and
  Minority Interests                         ($  8,554,000)       $  46,713,000
Income (Loss) From
  Continuing Operations                      ($  5,512,000)       $  23,981,000
Net Income (Loss)                            ($ 10,222,000)       $  23,349,000
Return On Equity                                      (4.0%)                9.4%
--------------------------------------------------------------------------------
Financial position, year-end:
Stockholders' Equity                         $ 250,081,000        $ 260,822,000
Working Capital                              $ 133,465,000        $ 111,015,000
Shares Outstanding                              27,473,000           27,298,000

PER COMMON SHARE:
Basic:
  Income (Loss) From
       Continuing Operations                         ($.21)                $.89
  Net Income (Loss)                                  ($.38)                $.87
Diluted:
  Income (Loss) From
       Continuing Operations                         ($.21)                $.88
  Net Income (Loss)                                  ($.38)                $.86
Book Value per share                                 $9.10                $9.55

LETTER TO SHAREHOLDERS

After a long period of revenue growth as a wireless telecommunications equipment supplier, Allen Telecom suffered diminished sales and its first loss from telecom operations since 1983. The single largest impact on revenue for the year was the dramatic weakening in the economies of a number of the Southeast Asian countries. Southeast Asia has represented the fastest growing market for wireless telecommunications equipment during the last few years. The sudden disappearance of this market impacted our shipment of product to those countries and also contributed to a major excess inventory situation at our wireless OEM customers, particularly in Europe. They significantly reduced their 1998 purchases of components from our site products division as they worked through their inventory. The second half of 1998 was considerably weaker than the first half.

     During the year, in reaction to the slowdown and significant pricing and margin pressure resulting from industry overcapacity, the Company took major actions to reduce costs. Employee levels were reduced to offset lower sales. Certain products were discontinued during the year where insufficient sales or prospects in those areas indicated that it was time to stop the development efforts and accept the costs of that decision. As a result of these actions, the Company took substantial restructuring write-offs during the year.

     Sales for the year were $388 million, down 10% from $433 million in 1997. The loss from continuing operations in 1998 was $5.5 million or $.21 per share. The net loss for the year was $10.2 million, or $.38 per share, compared to a $23.3 million profit and $.86 per share last year. In addition to the after-tax restructuring charges of $12.6 million incurred during the year, earnings were hurt most significantly by lower gross profit percentages which declined from 34.9% in 1997 to 24.4% in 1998, both of which include the appropriate restructuring costs. The Company is hopeful of making a significant improvement in these margins in 1999.

     Operating costs were reduced during the year with the full impact being realized in 1999. In addition to these cost reductions, the Company has streamlined its organization structure for quicker response and decision making. Because of the global nature of wireless telecommunications, we combined three of our previously independent operating units with common, or in a few cases, competing products, into a single global product offering. This business is now headquartered in Germany and offers a unified family of products for our worldwide customers.

     We have announced, after year end, the sale of Marta, our discontinued emissions testing business, and we expect to report a small gain when the transaction is completed. This will end a major distraction for the Company. It is anticipated that the restructuring actions taken during 1998, the sale of Marta, and some expected growth in the marketplace in the second half of 1999 will all contribute to a welcome turnaround this year.

     We are quite optimistic about the future of our industry, and we believe that we will play a significant part in its growth. Cell phones have achieved only a 24% penetration of the population in the U.S. - far lower than in many other countries including Finland, Sweden, Italy, Japan, Israel and Hong Kong where the penetration rates are from 35% to 50% and are rising rapidly. In Finland, 53% of all residents are mobile phone customers. Furthermore, the quality of voice transmission is spotty in the U.S. and will have to improve. Local coverage is uneven because carriers have not deployed sufficient cell sites to achieve optimum coverage. The industry claims that only 2% of calls do not go through, but that equates to 92 million failed calls every month!

     We believe that the incomplete cellular networks in a growing marketplace and the many complaints of unacceptable service by users will eventually translate into a renewed demand for our products in the U.S. Many other parts of the world lag in wireless phone penetration far behind the U.S., not to mention Finland, Italy, and others. The rapid or extensive deployment of wireless communications systems in these lagging areas should lead to a greater growth opportunity for Allen Telecom.

     Beyond these opportunities for growth, in what is called narrow band systems, the industry is in the early stages of development of 3G or the third generation. The 3G technology will provide more spectrum so that mobile users can send and receive e-mail, data, video, and other services. This will require an overlay of equipment on the current network and presents many new opportunities for the deployment of Allen Telecom equipment. Eventually, it could mean deployment of new equipment everywhere that mobile systems now exist.

     While technology standards are still being debated, work has begun at some Allen Telecom businesses and at our OEM customers to design 3G product. 3G is expected to start having a meaningful impact on the Company's revenues in 2001 or 2002.

     Allen Telecom expects to benefit sooner from its Geo-location investments than from 3G. Geolocation is the system necessary to meet the FCC requirement of locating any mobile caller dialing 911 so as to know where to send help. The "network solution" that we are developing involves the installation of equipment at most every cell-site. The FCC mandate calls for this system to be deployed by October 2001. If our technology is successful, we should begin recognizing revenues in 2000 and booking orders in the latter part of 1999. Industry sources predict the market for E911 equipment to be in the billions of dollars.

     It would not be appropriate to end this letter without our personal thanks to three individuals who have contributed immensely to Allen Telecom. The retirement of Albert Gordon and William Weaver ends a combined 56 years of service on the Allen Board and an immeasurable amount of career experience and knowledge, which they have unstintingly shared. William Hunt is also retiring from the Board after more than 5 years of service. We have always respected the counsel of Mr. Gordon, Mr. Weaver and Mr. Hunt, appreciated their support and enjoyed their company.

/s/ Philip Wm. Colburn

Philip Wm. Colburn
Chairman of the Board


/s/ Robert G. Paul

Robert G. Paul
President and
Chief Executive Officer

[PHOTO]
Robert G. Paul (left), and Philip Wm. Colburn

[BAR GRAPH]

SALES FROM CONTINUING OPERATIONS
(MILLIONS OF DOLLARS)
94   $213.5
95   $306.6
96   $369.5
97   $432.5
98   $388.0

[BAR GRAPH]

RESEARCH & DEVELOPMENT AND NEW
PRODUCT ENGINEERING COSTS
(MILLIONS OF DOLLARS)
94  $ 8.9
95  $17.0
96  $21.0
97  $30.4
98  $30.7

[BAR GRAPH]

% OF SALES
94   4.2%
95   5.5%
96   5.7%
97   7.0%
98   8.0%

[BAR GRAPH]

INCOME BEFORE TAXES AND MINORTIY INTERESTS
(MILLIONS OF DOLLARS)
94    $31.5
95    $50.4
96    $46.5
97    $46.7
98    $(8.6)

WORLDWIDE SITE PRODUCTS

Worldwide Site Products manufactures cell site subsystems and component parts, and sells them to OEMs and cellular/PCS service providers. Our equipment can be found in cell sites in almost every country where wireless systems are deployed. I see our core expertise as the integration of filters, amplifiers and combiners to allow a wireless system to coexist with other wireless services and not interfere with or be interfered by other services. Our filters permit only chosen frequencies to pass to the base station in order to enhance call clarity. Combiners allow multiple radio frequency channels to efficiently employ fewer antennas, while amplifiers magnify signals to and from portable phones.

During 1998, in recognition of the increasing globalization of our customers, we merged the previously independent European and North American Worldwide Site Products businesses under a single management. By integrating our research and development activities and manufacturing facilities on both sides of the Atlantic, we are able to address, we have come together as a single division over the past year, showing a willingness to work together toward a common goal. I believe the synergies and differences of our North American and European operations bring significant value to our division.

The wireless electronic component market is constantly changing and consolidating. Our goal is to remain the leading supplier of electronic base station components and subsystems to the wireless industry. To achieve this goal, we invest a significant amount of our net profit in research and development.

The primary focus of our research and development effort is to develop new products and techniques in order to better solve problems for our customers. We emphasize research on new technologies and materials for competitive state-of-the-art products that exceed the quality specifications of our customers. We have developed new, flexible, manufacturing processes to improve production schedules and product quality. We are testing new techniques for reducing the cost of tuning and testing by utilizing full automation. To meet our customers' future expectations, we have made extensive investments in engineering and technical expertise to support the design and development of highly integrated multi-function products. During the year, we also implemented new production and logistic methods to provide prompt, cost efficient product delivery for our customers.

Worldwide Site Products has a significant share of the global component market for all protocols (AMPS, CDMA, GSM, DCS, and PCS). Although most OEMs over the past several years have reduced the number of their suppliers, we continue to supply most of the major OEMs, including Motorola, Nokia, Nortel, Alcatel, Lucent and Siemens. Each of these OEM's has selected Allen Telecom's Worldwide Site Products as a strategic supplier for present and future product generations.

The product lines, which show the greatest potential for future growth, are integrated combiners with very selective filters, and low noise and multi-carrier power amplifiers (MCPA) with sophisticated control systems and powerful software. The most exciting new business opportunity lies in the introduction of the next generation of wireless systems for high data rate Internet applications. In the future, we will work toward achieving three critical goals: worldwide presence, strong market share and leading technology.

Born in Milan, Italy, Gianpiero Villa's career has focused on the electronics industry. He worked with Forem for nine years prior to Allen Telecom's initial purchase of FOREM S.p.A. in 1994. He was named President of Worldwide Site Products in 1998. He resides in Milan, Italy.

DECIBEL PRODUCTS DIVISION

Decibel Products participates in several complementary wireless component market segments. From low band, VHF, UHF, cellular and PCS/DCS to trunking and paging, we design and manufacture base station antennas, cable connectors and accessories for public service providers, carriers and OEMs. Our equipment, when combined with OEM base station and switching equipment, provides a total wireless system solution.

Decibel Products, along with our sister mobile antenna company, Antenna Specialists, has been a primary supplier to the wireless industry for over 50 years. Recently, our market has become highly competitive as many new, though smaller companies, have entered the business in anticipation of a larger United States and international market than has actually materialized. There are now at least 28 base station antenna manufacturers and over 100 mobile antenna manufacturers competing on a worldwide basis. As a result of this significant increase in competition, the industry is suffering from overcapacity and unit price declines.

My challenge for 1999 is to grow our business in this tough operating environment. Over the years, we have established ourselves as a reliable, high quality producer. Now our goal is to be among the lowest cost producers worldwide. To achieve our goal of strenuously reducing costs, we have streamlined our production process. We are working to maintain the current volume level and focusing on global manufacturing in multiple locations.

The unit growth rate for base station antennas worldwide is projected to be single digits over the next several years. However, in China and Latin America demand is expected to grow between 20-25% during the same time frame. Our plants in China and Brazil will provide for growth opportunities in our antenna business over the next five years. Our production costs are lower at these facilities, which allows us to provide local service with quick turnaround time for our OEM customers, meet local content requirements and add value in the local market. In addition, our manufacturing facilities in China and Brazil provide distribution to neighboring countries in Asia and Latin America at a reduced cost.

I am proud of the technology enhancements we've implemented to increase the functionality of our products. The new advanced antennas - such as our new dual band/dual pole antennas, which allow a single antenna to transmit and receive on digital, cellular and PCS frequencies independently - have a higher utility value to our customers particularly with the added field adjustable electrical downtilt. Adding features and functions to our products gives us better pricing flexibility. We have moved quickly to implement these changes. They are important to what I believe is our greatest opportunity for growth over the next three to five years, the new third generation wideband data services, which are expected to be implemented in 2000 and beyond.

I strongly believe Decibel Products' greatest strength comes primarily from our people and the quality reputation we have in the marketplace with carriers and OEMs worldwide. Short term we anticipate a shakeout in our industry, and we definitely will be a survivor. The framework is in place for us to be among the lowest cost producers. Global manufacturing gives us the ability to offer our customers high quality and reliable products at a reasonable price anywhere in the world. We have the technology, the strategy, the vision and the drive to prosper in this industry.

Dr. Peter Mailandt, born in Berlin, Germany, has been President of Decibel Products for 15 years. He received his M.B.A. from the University of Minnesota and a Ph.D. in Nuclear Physics in 1972. He currently lives in Dallas, TX.

MIKOM

In wireless mobile systems, repeaters are an integral part of an efficient and effective network. Outdoors they provide coverage for rural and isolated areas, extend coverage or fill holes between sites. Indoors they provide excellent coverage for large buildings and major facilities, such as subways and airports at a fraction of the cost of new cell sites.

Our wireless in-building coverage systems are predominantly fiber-based. Fiber offers a number of technical advantages over typical cable distribution systems, such as simple network design, extremely high dynamic range, routing flexibility and multiple frequency band options. Most importantly, our system is easy to upgrade to support new technologies, regardless of what they are, because of fiber's broadband characteristics. The need for sufficient capacity, seamless coverage in indoor areas and limited frequency resources will trigger the growth of more fiber-based active coverage systems.

For outdoor signal coverage, the implementation of any repeater requires a minimum margin of antenna isolation. The most common method of achieving antenna isolation today is physical separation. However, this solution has become more difficult to implement as local zoning laws and smaller cell sites prohibit towers tall enough to provide the required antenna isolation. To solve this problem MIKOM developed Interference Cancellation Equipment (or ICE(TM)) equipped repeaters. These specially equipped repeaters are designed to provide electronic isolation within the repeater. This feature allows our repeaters to be installed at sites where it was previously not possible due to physical constraints. ICE(TM) equipped repeaters make installation and operation easier for our customers.

Product line and performance improvements are the main focus of our research and development efforts. We will introduce a variety of new products over the next several years, including equipment in TDMA, CDMA, GSM900 and 1800 specifically designed for improved tunnel and subway coverage, new low power optical distribution systems for base station integration and improved products for our cable booster line.

Longer term we expect in-building coverage systems to grow faster than the outdoor repeater market. We believe that the in-building market will become more project oriented in the future, providing MIKOM with the opportunity to combine our advanced repeater technology with our full-service capabilities. Our goal is to provide customers with a complete wireless in-building communication system from system design, planning and implementation to equipment, optimization and installation. Additionally, the upcoming third generation technology (Wideband
CDMA), as well as current narrowband CDMA, offer excellent opportunities for our outdoor repeaters because base stations will have very high capacity and repeaters can increase the efficiency of each cell site.

Today there is no truly regional market left: repeaters have become a global business. It's my job to ensure that we remain well positioned to take advantage of this global opportunity. We have manufacturing facilities in the United States and Europe. We presently have the expertise and research capability to grow in this highly competitive environment, and we also plan to reduce production costs each year for the next three years. We will continue our focus on international sales through our own internal international sales organization. My long-term goal is to build a global service network with turnkey solutions for in-building and outdoor coverage systems with multiple standards and frequency bands.

Karl-Heinz Schmidt started MIKOM G.m.b.H. in May 1985. Allen Telecom acquired its first ownership position in MIKOM in 1994. Allen Telecom appointed Karl-Heinz President of the Company's worldwide systems division and renamed it MIKOM in 1998. Karl-Heinz was born and still resides in Nordlingen, Germany.

TERRY N. GARNER

PRESIDENT

GRAYSON WIRELESS

Grayson Wireless operates in the Personal Communications Systems (PCS), cellular, paging and the Specialized Mobile Radio (SMR) markets. We design, develop and produce hardware platforms and software applications for data collection and analysis in the planning, deployment, optimization and maintenance of telecom networks. We are also working on completing the development of our wireless network solution for the FCC's emergency calling system (E911). Industry growth in the test and measurement business is driven largely by technology issues and changes in technology, such as converting from AMPS systems to CDMA systems, in addition to subscriber growth and network expansion.

Our new 2700 Digital Platform is the most advanced testing technology to reach the market. This platform contains dual-band receivers, digital signal processing and accommodates decoding of all digital and analog standards. Available applications, such as CellWatcher and MarketWatcher, allow users to perform specialized network measurements, such as interference detection and analysis and detailed network traffic statistics.

The overall strength of our E911 geolocation offering lies not just in our technology or cost advantages but also in our total systems capability. We are one of the few suppliers that can offer manufacturing, engineering, installation and network planning. We can deliver superior quality, highly reliable products with better cost control because we do the manufacturing in-house. We are currently conducting engineering field trials for the analog AMPS standard and the digital TDMA standard. Furthermore, we were the first company to announce success in field trials with the CDMA standard. Industry estimates place the cost of implementing E911 in excess of $2.0 billion, and we believe a large part of this market will be available to us.

Excluding geolocation, our single greatest opportunity for immediate growth is to take advantage of the international marketplace for test and measurement equipment. The most significant change in direction for 1999 is the realignment of our sales resources to better focus on the international market and to improve our technical support resources.

Over the next five years, I expect to see significant changes in the test and measurement business. Changes in the way data is collected and analyzed will require us to develop autonomous products and more sophisticated analysis packages. Continuously changing technologies will require new test and measurement equipment to verify the integrity of systems, such as wideband CDMA and satellite systems. These changes, along with geolocation, will provide opportunities for Grayson Wireless. I know we will be ready to meet these challenges.

Terry Garner started Grayson Wireless with three partners in 1986, after 15 years in the mobile radio industry with General Electric. Allen Telecom acquired a majority interest in 1990. Terry has an electrical engineering degree from Louisiana State University and lives in Lynchburg, VA.

DOUGLASS HALL

PRESIDENT

COMSEARCH

1998 was a very disappointing year for Comsearch. The decline in the domestic PCS market, following the initial build-out by A and B block licensees, caused our consulting and engineering businesses to experience tough price competition and reduced deployment rates. I believe 1999 will be different. We began a significant restructuring program at the end of 1998, streamlining management and our administrative infrastructure and placing the focus on leveraging our unique strengths in the industry to improve profitability. Our reorganization plan emphasized growth in our core businesses where we have significant market share and higher margins, stressed improved flexibility, converted cost centers into revenue generating businesses and focused on reducing our reaction time to market changes.

Despite the problems we faced in 1998, Comsearch has maintained a strong leadership position in our core frequency planning and protection services, where our comprehensive database and engineering tools are key to this profitable business. In the spectrum sharing and microwave relocation area, we see additional opportunities in the new generation mobile satellite services. We are migrating away from the traditional time and materials consulting in our RF engineering services to packaging our services and selling solutions for the design and optimization of mobile wireless networks. We also will continue to provide software products for engineering design, spectrum sharing and RF planning services. Finally, in addition to using direct and distributed means for selling our products and services domestically and internationally, these offerings will be packaged for access and sale through the Internet.

I intend to grow Comsearch over the next five years by packaging our strengths in microwave frequency coordination and spectrum sharing to provide broader, more effective solutions to the marketplace. We will focus on electronic commerce, data provisioning and data warehousing to satisfy the need for accurate and timely information, which is often the bottleneck to providing effective solutions. Lastly, we will pursue relationships necessary to broaden our portfolio of products and services, including international spectrum management. Our future is limited only by our ability to be creative, to think out of the box. These strategies will refocus Comsearch on our core strengths and build a solid foundation for future growth.

Born in Atlantic City, NJ, Doug Hall started his career in the U.S. Air Force where he specialized in microwave and troposcatter wideband communications systems. Doug joined Comsearch in 1981, was named President in January 1999 and resides in Manassas, VA.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

For the years ended December 31, 1998, 1997 & 1996                            1998              1997             1996
Sales                                                                       $ 388,004        $ 432,508        $ 369,498
Costs and Expenses:
    Cost of sales                                                             293,404          281,591          238,401
    Selling, general and administrative expenses                               71,672           72,671           59,053
    Research and development and product engineering costs                     30,742           30,367           21,023
    Write-off of acquired in-process research and development costs              --               --              2,662
Other Income, net                                                               6,065            1,885              952
Interest and Financing Expenses:
    Interest expense                                                           (8,276)          (4,505)          (3,773)
    Interest income                                                             1,471            1,454              988
-----------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Taxes and Minority Interests                              (8,554)          46,713           46,526
Benefit (Provision) for Income Taxes                                            5,310          (17,723)         (19,665)
-----------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Minority Interests                                        (3,244)          28,990           26,861
Minority Interests                                                             (2,268)          (5,009)          (6,305)
-----------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                       (5,512)          23,981           20,556
=======================================================================================================================
Discontinued Operations:
    Loss from discontinued emissions testing business                            --               --             (3,766)
    Loss for disposal of emissions testing business                            (4,710)            --             (3,724)
-----------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Item                                       (10,222)          23,981           13,066
Extraordinary Item - Extinguishment of Debt                                      --               (632)            --
-----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                           ($ 10,222)       $  23,349        $  13,066
=======================================================================================================================
EARNINGS (LOSS) PER COMMON SHARE
Basic:   Income (loss) from continuing operations                             ($  .21)       $     .89        $     .78
         Discontinued operations:
           Loss from discontinued emissions testing business                     --               --               (.14)
           Loss for disposal of emissions testing business                       (.17)            --               (.14)
         Extraordinary item - extinguishment of debt                             --               (.02)            --
-----------------------------------------------------------------------------------------------------------------------
         Net Income (Loss)                                                   ($ .38 )        $     .87        $     .50
=======================================================================================================================
Diluted:Income (loss) from continuing operations                             ($  .21)       $     .88        $     .76
         Discontinued operations:
           Loss from discontinued emissions testing business                     --               --               (.14)
           Loss for disposal of emissions testing business                       (.17)            --               (.14)
         Extraordinary item - extinguishment of debt                             --               (.02)            --
-----------------------------------------------------------------------------------------------------------------------
         Net Income (Loss)                                                  ($    .38)       $     .86        $     .48
=======================================================================================================================
Weighted average common shares outstanding:
         Basic                                                                 27,220           26,920           26,470
-----------------------------------------------------------------------------------------------------------------------
         Diluted                                                               27,370           27,340           27,060
-----------------------------------------------------------------------------------------------------------------------

THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

As of December 31, 1998 & 1997                                              1998              1997
ASSETS
    Current Assets:
       Cash and cash equivalents                                         $  19,900            $  30,775
       Accounts receivable, less allowance for
          doubtful accounts - 1998, $3,189; 1997, $1,934                    83,739              105,714
       Inventories                                                          84,735               93,768
       Current assets of discontinued emissions testing business               848                1,034
       Deferred income taxes                                                 7,989                7,244
       Other current assets                                                  5,752                3,501
-------------------------------------------------------------------------------------------------------
    Total Current Assets                                                   202,963              242,036
-------------------------------------------------------------------------------------------------------
       Property, Plant and Equipment, net                                   61,582               60,543
       Other Assets:
       Excess of cost over net assets of businesses acquired               131,939              126,923
       Assets of discontinued emissions testing business                    24,950               32,329
       Deferred income taxes                                                16,186                 --
       Other                                                                27,965               52,602
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             $ 465,585            $ 514,433
=======================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
    Current Liabilities:
       Notes payable and current maturities of long-term obligations     $  11,556            $   6,119
       Accounts payable                                                     25,501               75,195
       Accrued expenses (including accrued wages and commissions -
          1998, $14,108; 1997, $13,980)                                     29,998               35,261
       Income taxes payable                                                    837               13,197
       Deferred income taxes                                                 1,606                1,249
-------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                               69,498              131,021
-------------------------------------------------------------------------------------------------------
    Long-Term Debt                                                         128,677               97,915
    Deferred Income Taxes                                                      429                6,818
    Other Liabilities                                                       16,900               17,857
-------------------------------------------------------------------------------------------------------
    Total Liabilities                                                      215,504              253,611
-------------------------------------------------------------------------------------------------------
    Commitments and Contingencies (Note 5)                                    --                   --
-------------------------------------------------------------------------------------------------------
    Stockholders' Equity:
       Common Stock, par value $1.00; authorized - 50,000 shares;
         issued - 1998, 29,759; 1997, 29,746; outstanding -
         1998, 27,473; 1997, 27,298                                         29,759               29,746
       Paid-in capital                                                     180,604              180,538
       Retained earnings                                                    59,869               70,091
       Accumulated other comprehensive income (loss)                        (2,255)                 207
       Less:  Treasury stock - common shares, at cost,
              1998, 2,286; 1997, 2,448 shares                              (15,985)             (16,992)
              Unearned compensation                                         (1,911)              (2,768)
-------------------------------------------------------------------------------------------------------
    Total Stockholders' Equity                                             250,081              260,822
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $ 465,585            $ 514,433
=======================================================================================================

THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.


CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

For the years ended December 31, 1998, 1997 & 1996

                                                                                   1998           1997           1996
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations                                         ($ 5,512)      $ 23,981       $ 20,556
Extraordinary item - extinguishment of debt                                          --             (632)          --
-----------------------------------------------------------------------------------------------------------------------
                                                                                   (5,512)        23,349         20,556
Adjustments to reconcile income (loss) to net cash flow:
         Depreciation                                                              15,615         12,808         11,666
         Amortization of goodwill                                                   6,295          3,404          2,432
         Amortization of capitalized software                                       2,038          2,950          2,383
         Other amortization                                                           685            571          2,006
         Deferred income taxes                                                    (10,315)        (8,157)        (2,849)
         Non-cash charge for acquired in-process research and development            --             --
         Non-cash loss on write-off of capital assets                              17,010          6,337           --
         Gain on sale of investments                                              (16,486)        (1,696)          --
Changes in operating assets and liabilities:
         Receivables                                                               24,496        (14,309)       (13,362)
         Inventories                                                                9,928        (23,954)           (85)
         Accounts payable and accrued expenses                                    (26,902)        16,627          7,879
         Income taxes payable                                                     (19,287)        (1,712)        17,095
         Other, net                                                                   169          1,814          3,229
-----------------------------------------------------------------------------------------------------------------------
Cash provided (used) by operating activities                                       (2,266)        18,032         53,612
=======================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES
Investments in telecommunications companies                                       (42,103)       (46,135)       (16,909)
Capital expenditures                                                              (18,094)       (22,247)       (17,457)
Capitalized software product costs                                                 (3,942)        (5,307)        (4,745)
Sales and retirements of fixed assets                                                 334            845             62
Sale of investments                                                                16,833          1,709           --
-----------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                 (46,972)       (71,135)       (39,049)
=======================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayment of) long-term borrowings                                  36,676         65,381         (2,129)
Repayment of long-term notes                                                         --          (15,000)          --
Exercise of stock options                                                             342          1,428            239
Treasury stock sold to employee benefit plans                                       1,531          1,651          1,572
-----------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities                                       38,549         53,460           (318)
=======================================================================================================================
Net cash provided (used) by discontinued operations                                (2,081)         7,808         (6,072)
=======================================================================================================================
NET CASH PROVIDED (USED)                                                          (12,770)         8,165          8,173
Effect of exchange rate changes on cash                                             1,895         (1,269)          --
Cash and cash equivalents at beginning of year                                     30,775         23,879         15,706
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $ 19,900       $ 30,775       $ 23,879
=======================================================================================================================

THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                                                                                      Accumulated
FOR THE YEARS ENDED                                      Common     Paid-in Comprehensive Retained Comprehensive Treasury  Unearned
DECEMBER 31, 1998, 1997 & 1996:              Total        Stock     Capital Income(Loss)  Earnings Income (Loss) Stock Compensation
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996:                      $ 210,377   $  29,595   $ 168,632           $ 34,948   $ (258)   $ (18,746) $(3,794)
Comprehensive income:
 Net income                                       13,066        --          --   $ 13,066    13,066     --           --       --
                                                                                 --------
 Other comprehensive loss:
   Minimum pension liability adjustment              154        --          --        154      --       --           --       --
   Foreign currency translation adjustments         (406)       --          --       (406)     --       --           --       --
                                                                                 --------
   Other comprehensive loss                         --          --          --       (252)     --       (252)        --       --
                                                                                 --------
    Comprehensive income                            --          --          --   $ 12,814      --       --           --       --
                                                                                 ========
Exercise of stock options                            239          36         293               --       --            (90)    --
Treasury stock reissued, 94,339 common shares      1,572        --           883               --       --            689     --
Restricted stock, net                                (16)        (17)       (270)              --       --           --        271
Stock option tax benefits                             82        --            82               --       --           --       --
Common stock issued in acquisitions                1,590        --         1,325               --       --            265     --
TransPro dividend adjustment                      (1,272)       --          --                (1,272)   --           --       --
Other                                                (50)       --          --                 --       --            (50)    --
Amortization of unearned compensation                615        --          --                 --       --           --        615
===================================================================================================================================
BALANCE, DECEMBER 31, 1996                       225,951      29,614     170,945              46,742    (510)     (17,932)  (2,908)
Comprehensive income:
 Net income                                       23,349        --          --   $ 23,349     23,349    --           --       --
                                                                                 --------
 Other comprehensive income:
  Unrealized gain on securities                    9,588        --          --      9,588      --       --           --       --
  Less tax on unrealized gain on securities       (4,027)       --          --     (4,027)     --       --           --       --
                                                                                 --------
    Net unrealized gain on securities               --          --          --      5,561      --       --           --       --
  Minimum pension liability adjustment               206        --          --        206      --       --           --       --
  Foreign currency translation adjustments        (5,050)       --          --     (5,050)     --       --           --       --
                                                                                 --------
 Other comprehensive income                         --          --          --        717      --        717         --       --
                                                                                 --------
  Comprehensive income                              --          --          --   $ 24,066      --       --           --       --
                                                                                 ========
Exercise of stock options                          1,428         110       1,889               --       --           (571)    --
Stock option tax benefits                            653        --           653               --       --           --       --
Treasury stock reissued, 92,268 common shares      1,651        --           969               --       --            682     --
Restricted stock, net                               (126)         22         393               --       --           --       (541)
Amortization of unearned compensation                681        --          --                 --       --           --        681
Common stock issued in acquisitions                6,514        --         5,716               --       --            798     --
Other                                                  4        --           (27)              --       --             31     --
===================================================================================================================================
BALANCE, DECEMBER 31, 1997                       260,822      29,746     180,538             70,091      207      (16,992)  (2,768)
Comprehensive loss:
 Net loss                                        (10,222)       --          --   $(10,222)  (10,222)    --           --       --
                                                                                 --------
 Other comprehensive loss:
  Unrealized gain on securities in income         (9,588)       --          --     (9,588)     --       --           --       --
  Less tax on unrealized gain in income            4,027        --          --      4,027      --       --           --       --
                                                                                 --------
    Net unrealized gain on securities in income     --          --          --     (5,561)     --       --           --       --
  Minimum pension liability adjustment              (240)       --          --       (240)     --       --           --       --
  Foreign currency translation adjustments         3,339        --          --      3,339      --       --           --       --
                                                                                 --------
 Other comprehensive loss                           --          --          --     (2,462)     --     (2,462)        --       --
                                                                                 --------
    Comprehensive loss                              --          --          --   $(12,684)     --       --           --       --
                                                                                 ========
Exercise of stock options                            342          56         286               --       --           --       --
Stock option tax benefits                            138        --           138               --       --           --       --
Treasury stock reissued, 163,073 common shares     1,531        --           288               --       --          1,243     --
Restricted stock, net                               (557)        (43)       (646)              --       --           (236)     368
Amortization of unearned compensation                489        --          --                 --       --           --        489
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                     $ 250,081   $  29,759   $ 180,604           $ 59,869 $ (2,255)   $ (15,985) $(1,911)
===================================================================================================================================

THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES

Accounting policies followed by the Company that materially affect the determination of financial position, results of operations and cash flow are described below.

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

Revenue Recognition: Revenues are recorded at the time products are shipped or services are performed. Revenues from software licenses for the Company's Wireless Engineering Services business are recognized upon delivery of the software if vendor obligations are insignificant and if collectibility is probable. Revenues from post-contract support that are significant and/or unbundled with regards to the initial licensing fee are recognized ratably over the post-contract period.

Cash and Cash Equivalents: Cash equivalents consist of temporary bank deposits and money market instruments with an original maturity of three months or less at the date of purchase. The Company invests its domestic excess cash in bank deposits, money market and tax-exempt securities, which are afforded one of the two highest ratings by nationally recognized ratings firms. Cash held at the Company's foreign subsidiaries is principally invested in bank deposits and money market instruments with maturities less than one month.

Valuation of Inventories: The Company values inventories including materials, labor and overhead at the lower of cost (first-in, first-out) or market. Inventories consisted of the following at December 31, 1998 and 1997 (amounts in thousands):

                           1998                       1997
Raw material              $45,936                   $49,583
Work-in-process            19,634                    24,505
Finished goods             19,165                    19,680
                           --------------------------------
                          $84,735                   $93,768

Certain of these inventories pertain to the production of sophisticated equipment that could be subject to technological obsolescence. The Company maintains and periodically revises reserves for excess inventory based on the most current information available of anticipated usage requirements.

Property, Plant and Equipment: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Land improvements, buildings and machinery and equipment are depreciated over their estimated useful lives under the straight-line method. The provision for amortization of leasehold improvements is based on the term of the related lease or the estimated useful lives, whichever is shorter. Property, plant and equipment consisted of the following at December 31, 1998 and 1997 (amounts in thousands):

                                     1998         1997
Land and improvements           $   2,806    $   2,702
Buildings                          27,447       26,658
Machinery and equipment            83,701       73,000
Leasehold improvements              6,921        4,904
------------------------------------------------------
                                  120,875      107,264
Less accumulated depreciation
   and amortization               (59,293)     (46,721)
------------------------------------------------------
                                $  61,582    $  60,543

Computer Software Costs: The Company's policy is to capitalize costs incurred in creating computer software products once technological feasibility is established and to amortize such costs over periods ranging from three to ten years. The Company also capitalizes costs incurred in the development of computerized databases, which are amortized over periods of three to twenty years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. In 1998, 1997 and 1996, approximately $3,658,000, $5,307,000, and $4,745,000, respectively, of these costs were capitalized and approximately $1,630,000, $2,950,000, and $2,383,000, respectively, were amortized (excluding impairment writedowns of $5,359,000 in 1998 and $5,955,000 in 1997). In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This Statement provides guidance on the accounting treatment for certain costs incurred in developing or purchasing software for internal use. The Company will adopt the standard on January 1, 1999, requiring the Company to expense certain costs and capitalize others incurred on a prospective basis. The Company has determined the Statement will not have a material impact on results of operations, financial position or cash flow.

Excess of Cost Over Net Assets of Businesses Acquired (Goodwill): The excess of investments in consolidated subsidiaries over the net asset value at acquisition is being amortized on a straight-line basis over periods not exceeding forty years. The Company's policy is to evaluate goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss, if required, would be recorded in the period such determination is made based on the fair value of the related businesses. Goodwill is net of accumulated amortization of $18,057,000 and $11,747,000 as of December 31, 1998 and 1997, respectively.

Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while revenues and expenses are translated at the average exchange rate during the year. Adjustments from translating foreign subsidiaries' financial statements are excluded from the results of operations and are reported as a component of Accumulated other comprehensive income (loss).

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$28,812,000, $26,137,000, and $18,059,000 in 1998, 1997, and 1996, respectively.
In addition, the Company incurred other engineering expenses relating to new product development (that do not meet the accounting definition of "Research and Development") in the amount of $1,930,000, $4,230,000, and $2,964,000, in 1998,
1997, and 1996, respectively.

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

Income Taxes: Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

Earnings Per Common Share: Basic earnings per share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per share are based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. A reconciliation of the Basic and Diluted per share computations are provided below (in thousands):

                                1998     1997     1996
Common Shares:
Weighted average common
  shares outstanding - Basic   27,220   26,920   26,470
Additional common shares
  issuable for stock options      150      420      590
-------------------------------------------------------
Common shares - Diluted        27,370   27,340   27,060

Derivatives Financial Instruments: The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This Statement is effective for financial statements issued for all fiscal quarters of fiscal years beginning after June 15, 1999. Accordingly, the Company will adopt the provisions of the standard on January 1, 2000. The Company utilizes hedging activities primarily in its foreign subsidiaries to limit foreign currency exchange rate risk. The Company's preliminary assessment is that the adoption of this Statement will not have a significant impact on the Company's results of operations, financial position or cash flow.

Other: The 1997 and 1996 consolidated financial statements have been reclassified to conform to the 1998 presentation. In addition, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Accordingly, prior year financial statements have been reclassified to conform to the provisions of this Statement.


NOTE 2:  FINANCING

Long-term obligations consisted of the following (amounts in thousands):

                                        1998         1997
Credit agreement borrowings        $  39,282    $   7,081
Floating rate industrial revenue
  bonds due 2012 - 2025               15,500       15,500
Senior notes payable
  due 2001 - 2007                     65,000       65,000
Capital lease obligation              12,659       13,934
Other                                    706          564
Unamortized debt expense              (1,400)      (1,137)
---------------------------------------------------------
                                     131,747      100,942
Less current maturities               (3,070)      (3,027)
---------------------------------------------------------
                                   $ 128,677    $  97,915

In 1998, the Company entered into a new domestic revolving credit agreement in the aggregate amount of $100,000,000 expiring December 31, 2001. This agreement replaced the Company's domestic revolving credit agreement which was to expire in December, 1999. Of the total $100,000,000 commitment, $17,200,000 has been utilized for the issuance of letters of credit relating principally to the Company's industrial revenue bonds. The outstanding borrowings under this domestic revolving credit agreement totalled $33,500,000 at December 31, 1998. The balance of funds available under the revolving credit agreement may be utilized for borrowings or other letters of credit; however, a maximum of $25,000,000 may be allocated to such letters of credit. At December 31, 1998, $49,300,000 was available under this agreement. This obligation is collateralized by substantially all domestic assets. The Company has also pledged 65% of the stock of applicable foreign subsidiaries in support of this obligation. Interest may be determined on a LIBOR or prime rate basis at the Company's option. The Company has agreed to pay a facility fee of .4% per annum on the total amount of the commitment. During 1998, the average interest rate for all domestic credit agreement borrowings was 6.9%.

The Company also has short-term credit lines utilized by its European subsidiaries. At year-end, direct borrowings under these agreements totaled $8,486,000, an additional $37,614,000 remained unused. These credit lines bear interest based on LIBOR. Foreign long-term debt includes long-term arrangements at fixed and variable rates with the Industry Ministry of Italy totaling $1,483,000 (due 1999 - 2008), and variable rate borrowings with various international banks of $4,299,000 (due 1999 - 2005). Further, two of the aforementioned arrangements are mortgage notes, under which the Company has pledged the respective land and buildings as collateral. These collateralized assets had an aggregate net book value of $9,781,000 at year-end 1998. During 1998, the average interest rate for all foreign credit arrangements approximated 5.89%.

The floating rate industrial revenue bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the bonds, which approximated 3.99% at December 31, 1998. The average interest rate for all industrial revenue borrowings approximated 3.59% during 1998.

In 1997, the Company issued $65,000,000 of notes in a private placement transaction. These notes have a weighted average life of 7 1/2 years and a weighted average interest rate of 6.65%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The notes are collateralized and rank equally with the Company's other collateralized indebtedness. A portion of the proceeds was used to prepay a $15,000,000 note payable. As a result of such prepayment, the difference between the call premium and costs of reacquisition and the net carrying amount of the debt in the amount of $996,000, or $.02 per basic and diluted share after related tax benefit, has been reported as an "Extraordinary Item" in the Consolidated Statements of Operations.

In connection with one of its discontinued emissions testing business programs, the Company had a lease agreement under which it leased the land and inspection facilities for an initial lease term equal to the program life expiring on December 31, 2005. For financial reporting purposes the lease has been classified as a capital lease; accordingly, an obligation (and related asset with a net book value of approximately $13,373,000) is recorded at December 31, 1998. See also Note 9 for information concerning the sale of this business.

The aggregate maturities of long-term obligations for the years 1999 through 2003 are as follows (amounts in thousands):


  1999     2000      2001      2002      2003
---------------------------------------------
$3,070   $3,224   $39,174   $13,279   $13,288

The Company's borrowing agreements include various restrictive covenants as to the amount and type of indebtedness, investments and guarantees, maintenance of net worth, working capital, earnings before interest, taxes, depreciation and amortization, the purchase or redemption of the Company's shares and the disposition of assets of the Company not in the ordinary course of business.

NOTE 3:  OTHER ASSETS,
LIABILITIES AND INCOME

Other assets consisted of the following (amounts in thousands):

                                   1998       1997
Capitalized computer software
  and database files            $ 8,894  $  10,949
Investments in
  telecommunication companies       501     23,337
Other                            18,570     18,316
--------------------------------------------------
                                $27,965  $  52,602

Other liabilities consisted of the following (amounts in thousands):


                                  1998        1997
Minority interests             $  6,297  $   7,253
Long-term pension and
  post-retirement liabilities     6,212      5,879
Other                             4,391      4,725
--------------------------------------------------
                               $ 16,900  $  17,857

The components of Other income, net pertains principally to various telecommunication investments and is comprised of the following (amounts in thousands):

                             1998        1997       1996
RF Micro Devices, Inc.   $ 14,400    $    300   $   --
NextWave Telecom Inc.      (6,638)       --         --
Other                      (1,697)      1,585        952
--------------------------------------------------------
                         $  6,065    $  1,885   $    952

In 1998, the Company sold its investment in RF Micro Devices, Inc. This investment was accounted for pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, in 1997, such investment was adjusted to fair value with the resultant unrealized appreciation, net of related income tax effects included in Stockholders Equity as "Accumulated other comprehensive income
(loss)."

In 1998, the Company recognized an impairment in the entire carrying value of its investment in and receivable from NextWave (a C-Block wireless communications carrier) as NextWave and certain of its subsidiaries filed for relief under Chapter 11 of the United States Bankruptcy code. (See Note 5 for additional information.) Also in 1998, the Company wrote off its investment in Windata Inc. as a result of that company's decision to liquidate with no recovery to the Company. Other income in 1997 relates primarily to a gain from the sale of an investment in a telecommunications company. Other income in 1996 pertains principally to royalty payments received in connection with a previously sold operation.

NOTE 4:  CAPITAL STOCK AND
STOCK COMPENSATION PLANS

The Company is authorized to issue up to 50,000,000 shares of common stock, $1.00 par value, and 3,000,000 shares of preferred stock, without par value, in one or more series. In addition, the Company can fix the powers, designations, preferences and rights of each of the preferred stock series.

The Company has adopted the "disclosure-only" provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"), but applies Accounting Principles Board Opinion No. 25 ("APB 25") and related interpretations for the accounting of its Stock Plans. The Company has two active plans, the 1992 Stock Plan and the 1994 Non-Employee Directors Stock Option Plan. The 1982 Stock Plan, under which options still remain outstanding, was terminated in 1992.

The Company's 1992 Stock Plan provides for the granting of options (and restricted shares as discussed below) to key employees as determined by the Management Compensation Committee of the Board of Directors. The total number of options for which the Company may grant options and award restricted shares of common stock under the 1992 Stock Plan cannot exceed 3,528,221 shares, subject to certain adjustments. Options are awarded at a price not less than the fair market value on the date the option is granted, have a ten-year term whereby 50% of the option shares vest after two years and an additional 25% in each of years three and four. Options may contain stock appreciation rights under which the Company, upon request of the optionee, may, at its discretion, purchase the exercisable portion of an option for cash and/or shares at a price equal to the difference between the option price and the market price of the shares covered by such portion of the option in lieu of issuing shares upon exercise. There were no exercises of stock appreciation rights in 1998, 1997 and 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the 1994 Non-Employee Directors Stock Option Plan, the total number of shares to be issued may not exceed 278,528 shares. Each Non-Employee Director who previously had not been employed by the Company automatically receives an option to purchase 3,000 shares of common stock per year ("Formula Awards"). No Non-Employee Director who previously has been employed by the Company is eligible to receive Formula Awards. Shares granted under the 1994 Plan have a ten-year term and vest in the same manner as the 1992 Stock Plan, subject to certain accelerated vesting upon the cessation of service. Non-Employee Directors who have been previously employed by the Company are eligible to receive discretionary awards of options to purchase shares of common stock.

Stock option activity for the three years ended December 31, 1998 is summarized as follows:

                                             Weighted
                                              Average
                                             Exercise
                                  Shares        Price
Balance, December 31, 1995     1,387,926    $   12.44
  Granted (weighted average
   fair value $10.15)            391,400    $   20.39
  Exercised                      (37,545)   $    8.84
  Terminated and canceled        (32,317)   $   20.21
-----------------------------------------------------
Balance, December 31, 1996     1,709,464    $   14.19
 Granted (weighted average
   fair value $9.97)             498,500    $   18.11
  Exercised                     (146,872)   $   12.07
  Terminated and cancelled       (92,389)   $   19.61
-----------------------------------------------------
Balance, December 31, 1997     1,968,703    $   15.08
  Granted (weighted average
   fair value $8.79)             558,600    $   15.55
  Exercised                      (56,094)   $    6.06
  Terminated and cancelled      (353,110)   $   18.02
-----------------------------------------------------
Balance, December 31, 1998     2,118,099    $   14.96

The table below summarizes the status of outstanding options as of December 31, 1998.

                                STOCK OPTIONS OUTSTANDING
                         ----------------------------------------
                                             WEIGHTED AVERAGE         STOCK OPTIONS EXERCISABLE
                                        -------------------------     -------------------------
Range of                                 Contractual     Exercise              Weighted Average
Exercise Prices             Shares              Life        Price       Shares   Exercise Price
$ 4.18 - $10.77            459,301        2.03 years       $5.38       431,801           $ 5.28
$11.27 - $19.97          1,158,127        7.66 years       $15.94      423,787           $15.08
$20.00 - $28.00            500,671        7.15 years       $21.45      281,641           $21.45
-----------------------------------------------------------------------------------------------
$ 4.18 - $28.00          2,118,099        6.32 years       $14.96    1,137,229           $12.94

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants: expected volatility of 51% and 47%, risk free interest rates of 5.31% and 6.38%, and expected lives of 6.3 years and
6.2 years for 1998 and 1997, respectively. The calculations assume no future dividend payments for grants in 1998, 1997 and 1996.

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

Restricted stock activity for the three years ended December 31, 1998 is summarized as follows:

                                                         Shares
Balance, December 31, 1995                               320,605
         Granted                                            --
         Vested                                          (28,347)
         Terminated and canceled                         (17,328)
----------------------------------------------------------------
Balance, December 31, 1996                               274,930
         Granted (weighted average fair value $18.94)     40,000
         Vested                                          (11,848)
         Terminated and cancelled                        (17,626)
----------------------------------------------------------------
Balance, December 31, 1997                               285,456
         Granted (weighted average fair value $16.50)     20,000
         Vested                                          (37,365)
         Terminated and cancelled                        (62,841)
----------------------------------------------------------------
Balance, December 31, 1998                               205,250

Unearned compensation with respect to restricted shares, representing the fair value of the restricted shares at date of award, is charged to income over the shorter of a ten-year period or the period of actual vesting. Compensation expense with respect to restricted shares, net of forfeitures, amounted to $26,000 in 1998, $424,000 in 1997, and $382,000 in 1996.

At December 31, 1998 and 1997, 4,209,933 and 2,962,027 common shares, respectively, were reserved for outstanding stock options and for future grants of stock options and restricted shares under all Stock Plans. In addition, 500,000 shares of Series C Junior Participating Preferred Stock are authorized for issuance under the Company's Stockholder Rights Plan.

If the Company had elected to recognize compensation cost for its stock based compensation plans based on the fair value at the grant dates for awards under those plans in accordance with SFAS 123, net income (loss) and earnings per common share would have been reduced to the pro forma amounts below (amounts in thousands, except per share data):

                              1998     1997       1996
Net income (loss):
     As reported           ($10,222)  $23,349   $13,066
     Pro forma             ($12,042)  $21,562   $11,794
Earnings (loss):
  per common share,
  Basic: As reported          ($.38)     $.87      $.50
           Pro forma          ($.44)     $.80      $.45
  Diluted: As reported        ($.38)     $.86      $.48
           Pro forma          ($.44)     $.80      $.44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:  COMMITMENTS AND CONTINGENCIES

The Company's leases consist primarily of facilities and equipment and expire principally between 1999 and 2005. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases included in results from continuing operations approximated $3,900,000 in 1998, $4,600,000 in 1997, and $3,900,000 in 1996. Future minimum payments under noncancelable leases as of December 31, 1998 were as follows (amounts in thousands):

                                            Operating               Capitalized
                                            Leases                     Lease
1999                                       $ 4,019                   $ 2,450
2000                                         3,350                     2,450
2001                                         3,111                     2,450
2002                                         2,830                     2,450
2003                                         1,850                     2,450
Thereafter                                   1,960                     4,900
-------------------------------------------------------------------------------
  Total minimum
    lease payments                         $17,120                    17,150
-------------------------------------------------------------------------------
  Less: amount
    representing interest                                             (4,491)
-------------------------------------------------------------------------------
Present value of future minimum
  lease payments including current
  maturities of $1,392                                               $12,659

The Company is self-insured for health care and workers compensation up to predetermined amounts above which third party insurance applies. The Company is fully insured through third party insurance for general liability and product liability. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has provided letters of credit in favor of these carriers in the amount of $1,172,000.

In 1996, the Company entered into an agreement to make an equity investment in NextWave Telecom Inc. ("NextWave"), and whereby NextWave agreed to purchase $50,000,000 of equipment and services over a five-year period from the Company. In connection with this agreement, subject to certain preconditions that have not yet occurred, the Company agreed to provide secured product financing in addition to its investment. In 1998, NextWave and certain of its subsidiaries filed for relief under Chapter 11 of the United States bankruptcy code; accordingly, the status of this commitment is, at this time, unlikely to be filled.

Various legal actions are pending against or involve the Company and its subsidiaries with respect to such matters as product liability, casualty claims and employment practices. In the opinion of management, after review and consultation with counsel, the aggregate liability, if any, that ultimately may be incurred in excess of amounts already provided should not have a material adverse effect on the consolidated financial position, results of operations or cash flow of the Company.

The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company. The Company has identified potential environmental damage at two formerly occupied manufacturing facilities. In this regard, the Company has engaged a contractor to evaluate one of the sites and determine the cost, if any, to resolve environmental damage. While the ultimate cost cannot yet be specifically determined, the Company currently believes the costs of remediation at this site will not exceed $100,000. Based upon environmental assessments of the second site, the Company believes that the cost of any potential remediation, for which the Company may ultimately be responsible, will not have a material adverse effect on the consolidated financial position, results of operations or cash flow of the Company.

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

Net periodic pension cost of continuing operations for the Company's plans included the following components (amounts in thousands):

                                    1998      1997       1996
Service cost benefits
  earned during the year         $ 1,549    $ 1,204    $ 1,165
Interest cost on the projected
  benefit obligation               2,261      2,244      2,354
Actual income on plan assets      (1,779)    (5,602)    (3,474)
Net settlement gain                  (29)      --         --
Net amortization and deferral       (880)     3,576      1,509
--------------------------------------------------------------
Net periodic pension cost        $ 1,122    $ 1,422    $ 1,554

Plan assets consist principally of equity securities (including 92,000 common shares of the Company).

A reconciliation of the plans' projected benefit obligation, fair value of plan assets, and funding status is as follows (amounts in thousands):

                                      1998        1997
Projected benefit obligation:
  Balance, beginning of year        $ 31,341    $ 29,212
  Service cost                         1,549       1,204
  Interest cost                        2,261       2,244
  Benefits paid                       (2,076)     (1,781)
  Loss recognized                      2,856         462
  Settlements                           (583)       --
--------------------------------------------------------
                                    $ 35,348    $ 31,341
Fair value of plan assets:
  Balance, beginning of year        $ 28,086    $ 23,970
  Return on assets                     1,779    $  5,602
  Employer contributions                 216         206
  Benefits paid and plan expenses     (1,769)     (1,692)
--------------------------------------------------------
                                    $ 28,312    $ 28,086
Funding Status:
  Projected benefit obligation      $(35,348)   $(31,341)
  Fair value of plan assets           28,312      28,086
--------------------------------------------------------
  Unfunded obligation                 (7,036)     (3,255)
  Unrecognized:
    Net (gain)/loss                    2,190      (1,014)
    Prior service cost                 1,739       1,867
    Transition assets                   (135)       (189)
Additional minimum liability            (694)       (621)
--------------------------------------------------------
    Accrued liability               $ (3,936)   $ (3,212)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

With respect to certain of the Company's pension plans, the accumulated pension obligation exceeds the fair value of the plan assets, as follows (amounts in thousands):

                                   1998     1997
Accumulated benefit obligation   $7,502   $7,211
Fair value of plan assets         2,767    2,755

The weighted average rates used in determining pension cost for the plans' are:

                                   1998     1997
Discount rate                    6 3/4%   7 1/4%
Expected rate of increase
         in compensation              5%       5%
Expected long-term rate of
         return on plan assets   9 3/4%   9 3/4%

The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The components of the expense for postretirement health care and life insurance benefits from continuing operations are as follows (amounts in thousands):

                                     1998    1997     1996
Service cost benefits attributed
         to service during period   $   4   $   6    $  15
Interest cost on accumulated
         post-retirement
         benefit obligation           105     110      110
Amortization of (gain) loss             2      (3)      (2)
----------------------------------------------------------
Net postretirement
         health care cost           $ 111   $ 113    $ 123

The components of the accumulated postretirement benefit obligations (all of which are unfunded) are as follows (amounts in thousands):

                                  1998     1997     1996
Retirees                        $1,403   $1,319   $1,103
Fully eligible active
         plan participants          69       96      102
Other active plan
         participants               72       87      141
Unrecognized net gain               60       74      263
--------------------------------------------------------
Accumulated postretirement
         benefit obligations    $1,604   $1,576   $1,609

A reconciliation of the accumulated postretirement benefit cost is as follows (amounts in thousands):

                                             1998       1997
Balance as of January 1,                  $ 1,576    $ 1,609
Net postretirement benefit cost:
         Service cost                           4          7
         Interest Cost                        105        110
         Amortization of gains/(losses)         2         (4)
Actual benefits paid                          (83)      (146)
------------------------------------------------------------
Balance as of December 31,                $ 1,604    $ 1,576

The actuarial calculation assumed a health care cost trend rate of 9.2% for 1998 (9.6% in 1997 and 13.2% in 1996). In 1997, the assumed trend rate was reduced based on the most current data. The assumed rate decreases approximately .4% per year through the year 2010 to 5.0% and remains constant beyond that point. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change (plus or minus) in the assumed health care cost trend rules would have the following effects (amounts in thousands):

                                            Plus      Minus
                                         1% Point   1% Point
Effect on total of service
         and interest cost components      $  5      $ (4)
Effect of postretirement
         benefit obligation                $ 51      $(46)

The weighted average discount rate used in determining the accumulated postretirement benefit obligations was 6.75% in 1998, 7.25% in 1997 and 7.50% in 1996. The amount of unrecognized net gain related to the Company's postretirement health benefits was $60,000 at December 31, 1998.

NOTE 7:  INCOME TAXES

Information with respect to income taxes in continuing operations is as follows (amounts in thousands):

                                    1998           1997           1996
Income (loss) before taxes
  and minority interests:
    Domestic                    $(22,892)      $  5,351       $  9,472
    Foreign                       14,338         41,362         37,054
----------------------------------------------------------------------
                                $ (8,554)      $ 46,713       $ 46,526
(Benefit) Provision
  for income taxes:
  Current:
    Federal                     $ (6,206)      $  2,247       $  2,764
    Foreign                       10,661         22,867         19,170
    State and local                  550            766            580
----------------------------------------------------------------------
                                   5,005         25,880         22,514
----------------------------------------------------------------------
  Deferred:
    Federal                       (5,472)        (5,275)        (2,054)
    Foreign                       (4,571)          (542)           108
    State and local                 (272)        (2,340)          (903)
                                 (10,315)        (8,157)        (2,849)
----------------------------------------------------------------------
                                $ (5,310)      $ 17,723       $ 19,665
----------------------------------------------------------------------

A reconciliation of the (benefit) provision for income taxes at the U.S. Federal statutory rate of 35% to the reported tax is as follows (amounts in thousands):

                                      1998           1997           1996
(Benefit) provision computed
   at the U.S. Federal
   statutory rate                 $ (2,994)      $ 16,350       $ 16,284
State and local income
   taxes, net of Federal
   income tax effect                   311         (1,023)          (210)
Net higher tax rates
   on foreign income                   406          7,016          6,082
Benefit of foreign sales
   corporation and other
   tax credits                      (1,513)        (2,115)        (2,055)
Impact of tax rate change
   on prior undistributed
   foreign earnings                 (3,670)          --             --
Tax effect of write-off of
   non-deductible acquired
   in-process research
   and development costs              --             --              932
Other, net                           2,150         (2,505)        (1,368)
------------------------------------------------------------------------
                                  $ (5,310)      $ 17,723       $ 19,665

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company's total provision (benefit) for income taxes (amounts in thousands):

                                      1998           1997           1996
Continuing operations             $ (5,310)      $ 17,723       $ 19,665
Discontinued operations             (2,640)          --           (3,780)
Extraordinary item                    --             (364)          --
Tax benefit of carryforward
  allocated to goodwill               --            6,085           --
Allocated to equity:
  Unrealized appreciation
    on investment securities          --            4,027           --
  Stock options                       (139)          (653)           (82)
  Pension gain (loss)                 (148)           149            112
------------------------------------------------------------------------
                                  $ (8,237)      $ 26,967       $ 15,915

The components of deferred tax assets (liabilities) are comprised of the following as of December 31, 1998 and 1997 (amounts in thousands):

                                               1998           1997
Gross deferred tax assets:
  Inventory                                $  5,718       $  4,854
  Bad debt reserves                           3,506          1,448
  Pensions and deferred
    compensation                              1,605          2,419
  Tax credit carryforwards                    2,546          1,575
  Plant consolidation reserve                 4,405          1,095
  Product warranty claims                       543          1,735
  Net operating loss carryforwards           11,512          3,116
  Unremitted foreign earnings                 4,747           --
  Other                                       1,181          1,332
------------------------------------------------------------------
                                             35,763         17,574
------------------------------------------------------------------

Gross deferred tax liabilities:
  Intangible assets                          (1,808)        (3,455)
  Depreciation                               (1,370)        (2,686)
  Unrealized appreciation on
    investment securities                      --           (4,027)
  Deferred start-up costs                    (1,850)        (2,309)
  Other                                      (8,595)        (5,920)
------------------------------------------------------------------
                                            (13,623)       (18,397)
------------------------------------------------------------------
Net deferred tax assets (liabilities)      $ 22,140       $   (823)

During 1998, 1997, and 1996, general business tax credits of approximately $600,000, $900,000 and $470,000, generated in the respective years were used to reduce the provision for income taxes. At December 31, 1998, the Company has available alternative minimum tax credits in the amount of $476,000 available to reduce future Federal income tax liabilities.

United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $42,000,000 at December 31, 1998. While the amount of federal income taxes, if such earnings are distributed in the future, cannot now be determined, such taxes may be reduced by tax credits and other deductions.

The Company has a U.S. net operating loss carryforward in the amount of approximately $33,000,000 (generated principally in 1998) available to reduce future taxable income and may be carried forward for twenty years. The Company has not provided any valuation allowance with respect thereto as it believes the realization of this asset is "more likely than not."

NOTE 8:  INDUSTRY SEGMENT
AND GEOGRAPHIC DATA

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement redefines the way publicly held companies report information about segments and is effective for the 1998 fiscal year. Management has determined that the Company conducts its business through two segments, based on products provided and services rendered: Telecommunications Equipment Manufacturing and Wireless Engineering Services. Telecommunications Equipment Manufacturing consists of three product lines: Systems Products, Site Management and Other Non-Antenna Products, and Mobile and Base Station Antennas.

The following shows the operating results and asset positions for each of the reportable segments for the years ended December 31, 1998, 1997, and 1996 (amounts in thousands).

                                         1998            1997            1996
Results of Operations:
  Segment results:
    Telecommunications
      equipment
      manufacturing                 $  12,256       $  60,812       $  53,382
    Wireless engineering
      services                         (7,867)         (2,573)          3,408
-----------------------------------------------------------------------------
                                        4,389          58,239          56,790
  Other income, net                     6,065           1,885             952
  Goodwill amortization                (6,295)         (3,404)         (2,432)
  General corporate
      expenses                         (5,908)         (6,956)         (5,999)
  Financing costs                      (6,805)         (3,051)         (2,785)
-----------------------------------------------------------------------------
Income (loss) before taxes
  and minority interests            $  (8,554)      $  46,713       $  46,526

Assets:
  Segment assets:
    Telecommunications
      equipment
      manufacturing                 $ 244,487       $ 271,046       $ 226,035
  Wireless engineering
      services                         16,527          20,918          23,915
-----------------------------------------------------------------------------
                                      261,014         291,964         249,950
  Goodwill                            131,939         126,923          75,502
  Assets of discontinued
    emissions testing
    business                           25,799          33,363          48,619
  Deferred income taxes                24,175           7,244             932
  Other general
    corporate assets                   22,658          54,939          35,509
-----------------------------------------------------------------------------
Total assets                        $ 465,585       $ 514,433       $ 410,512

Sales from external customers:
  Telecommunications
    equipment
    manufacturing                   $ 360,589       $ 396,828       $ 334,029
  Wireless engineering
    services                           27,415          35,680          35,469
-----------------------------------------------------------------------------
  Total sales                       $ 388,004       $ 432,508       $ 369,498
Depreciation and
  software amortization:
  Telecommunications
    equipment
    manufacturing                   $  13,990       $  12,072       $  10,888
  Wireless engineering
    services                        $   3,510       $   3,532       $   3,007
Fixed asset and
  capitalized software
  additions:
  Telecommunications
    equipment
    manufacturing                   $  18,361       $  24,220       $  17,547
  Wireless engineering
    services                        $   3,635       $   3,296       $   4,615

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the Company's geographic sales and long-lived assets (excluding deferred income taxes) is as follows (amounts in thousands):

Sales:                      1998          1997          1996
United States           $230,997      $272,346      $249,084
Italy                    113,401       117,607        92,284
Germany                   50,905        48,622        43,013
Other                     71,115        69,309        45,119
Intergeographic          (78,414)      (75,376)      (60,002)
------------------------------------------------------------
Total                   $388,004      $432,508      $369,498

Long-lived assets:          1998          1997          1996
United States           $220,505      $249,071      $193,626
Italy                     13,347        12,484        11,419
Germany                    7,487         7,014         4,708
Other                      5,097         3,828         1,580
------------------------------------------------------------
Total                   $246,436      $272,397      $211,333


Sales by product line for the Telecommunications Equipment Manufacturing segment are presented in the bar charts on page 27.

NOTE 9:  ACQUISITIONS AND DISPOSITIONS

In 1998, the Company acquired additional minority interests in several of its subsidiaries. In June 1998, the Company acquired an additional 10% of Telia S.A. ("Telia") in France bringing its ownership interest to 72%. In July 1998, the Company acquired the remaining 40% minority interest of Mikom Vertriebs und Service G.m.b.H., in Austria. The remaining 60% interest is owned by the Company's Mikom G.m.b.H. ("MIKOM") subsidiary in Germany. In October 1998, the Company acquired an additional 12% interest in MIKOM, bringing its total interest in MIKOM to 74%. In November 1998, the Company acquired the remaining outstanding 35.7% minority interest in Tekmar Sistemi S.r.l. in Italy. All such transactions were in cash and aggregated approximately $15,400,000.

In 1997, the Company acquired the remaining 20% minority interest in FOREM S.r.l. ("FOREM"), and now owns 100% of FOREM. In a series of transactions to acquire this 20% minority interest, the Company paid $31,297,000 in cash and 261,014 shares of the Company's common stock with an aggregate value of approximately $6,000,000. The final purchase price was contingent upon the net income of FOREM's 1997 fiscal year. At December 31, 1997, the Company had recorded the estimated liability (included in accounts payable) for this final cash payment in the amount of approximately $26,400,000, paid in 1998. In 1997, the Company acquired 62% of the stock of Telia for a purchase price comprised of approximately $3,000,000 in cash and shares of the Company's stock. This transaction was recorded under the purchase method of accounting. The final purchase price was contingent upon the net income of Telia's 1997 fiscal year. At December 31, 1997, the Company had recorded the estimated liability (included in accounts payable) for this final payment in the amount of approximately $830,000. The remaining 28% ownership interest of Telia, which is held by senior Telia management, is subject to put and call options, which provide for a purchase price based upon future operating results.

In 1996, the Company acquired, in exchange for 83,964 shares of its common stock, 100% of Signal Science, Incorporated ("SSI"). In addition, the selling shareholders may receive further contingent cash consideration based on sales over an eight-year period (none of which has been earned). The Company accounted for the acquisition under the purchase method. In addition, the Company incurred a one-time non-cash charge relating to the write-off of purchased in-process research and development costs of $2,662,000. SSI's primary business is research and development projects involving special purpose radio signal equipment for telecommunications applications. In 1996, the Company also acquired a 64.3% interest in Tekmar for cash and 9,783 shares of common stock. Further, in 1996, the Company acquired the remaining 20% minority interest of its Grayson Wireless subsidiary for cash.

Pro forma results of operations for the acquisitions in 1997 and 1996 have not been presented because the impact is not significant to results of operations.

On March 1, 1999, the Company sold its MARTA Technologies, Inc. ("Marta") subsidiary, which operated its discontinued centralized automotive emissions testing programs, to a subsidiary of Environmental Systems Products, Inc. Pursuant to the terms of the agreement, the Company received cash and notes in exchange for the outstanding capital stock of Marta. Additional purchase price consideration may be earned and is contingent on future events. The net book value of the assets to be sold (including a capitalized lease obligation in the amount of $12,659,000) amounts to approximately $9,000,000, before accrual for any costs of disposal.

In December 1998, Marta and the State of Ohio entered into agreements to modify the vehicle emissions testing program in Cincinnati and to settle pending litigation between Marta and the State of Ohio. Pursuant to the settlement agreement, Marta entered into a change order with the State for the conversion of the current vehicle emissions testing process to a simpler lower speed test. The cost of the change order will be funded by the State.

On February 16, 1999, Marta settled litigation with the State of Kentucky in connection with the effective cancellation of a contract to operate the centralized automotive testing program in Northern Kentucky.

In 1998, the Company recognized an additional loss for the discontinued emissions testing business in the pretax amount of $7,350,000 or $4,710,000 after related income tax benefit of $2,640,000 ($.17 per basic and diluted common share) relating principally to the diminution in the estimated value of its Cincinnati, Ohio emissions testing program. The Company believes that the aforementioned sale of Marta will not result in the need for an additional loss provision.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized income statement information relating to the results of discontinued operations of Marta for 1996 is as follows (amounts in thousands, except per share data):

Sales                                               $ 14,914
Operating loss                                        (5,627)
Net loss                                              (3,766)
Loss per common share (basic and diluted)               (.14)

In 1997 and 1998, the residual operations of Marta were not material in relation to the continuing operations of the Company. Results of operations for Marta are net of allocated interest of $1,243,000 in 1996.

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

Long-Term Investments: It is not practicable to estimate the fair value of the Company's 8% investment in the common stock of its former specialty rubber products business or its other investments in telecommunications companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts recorded at December 31, 1998 reflects the corresponding fair value. In 1997, one of the Company's investments in telecommunications companies was carried at fair market value, based on its quoted stock price at December 31, 1997. This investment was sold in 1998.

Long-Term Debt: The fair values of the Company's long-term debt either approximate fair value or are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet instruments: The Company utilizes letters of credit to back certain financing instruments and insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place. The Company enters into foreign currency contracts to offset the impact of currency rate changes related to accounts receivable. The fair value of such contracts are based on quoted market prices of comparable contracts. The carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1997 are as follows (amounts in thousands):

                                  Carrying       Fair
                                  Amount         Value

1998
Cash and cash equivalents        $ 19,900      $ 19,900
Non-current investments             5,195         5,195
Long-term debt                    141,633       145,175
Off balance sheet financial
  instruments:
    Letters of credit               1,220         1,220
    Foreign currency net
      sales contracts               5,523         5,519

1997
Cash and cash equivalents        $ 30,775      $ 30,775
Non-current investments            34,700        34,700
Long-term debt                    105,171       106,732
Off balance sheet financial
  instruments:
    Letters of credit               1,591         1,591
    Foreign currency net
      sales contracts               6,889         6,909

NOTE 11:  SUPPLEMENTAL
CASH FLOW DISCLOSURE

There were no significant non-cash transactions in 1998.

During 1997, the following non-cash transactions were effected and are not reflected in the Consolidated Statement of Cash Flows:

As described in Note 9, in 1997 the Company acquired 62% of Telia and the remaining 20% minority interest in FOREM, in exchange for, in part, 289,389 shares of its common stock.

As described in Note 3, in 1997 the Company owned common stock and warrants in RF Micro Devices, Inc. On December 31, 1997, the Company increased its investment value to reflect its current trading value on that date of $12,668,000, and recorded the related unrealized appreciation in the pretax amount of $9,588,000 ($5,561,000 after related income tax effect) to Stockholders' Equity as "Accumulated other comprehensive income (loss)."

As described in Note 9, in 1996 the Company acquired 100% of Signal Science, Incorporated and 64.3% of Tekmar Sistemi S.r.l. in exchange for, in part, 93,747 shares of its common stock.

Information with respect to cash paid during the year for interest and taxes is as follows:

                                 1998             1997             1996
Interest paid             $ 8,020,000      $ 4,097,000      $ 4,907,000
Interest
  capitalized                 286,000          220,000             --
Income taxes
  paid, net                24,096,000       27,514,000        1,778,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly financial data are summarized as follows (amounts in thousands, except per share amounts):

                                                      March 31        June 30        Sept. 30          Dec. 31
1998
Sales                                                $ 113,369      $  98,013       $  90,955       $  85,667
Gross profit                                            35,748         17,662          21,928          19,262
Income (loss) from continuing operations                 6,338        (11,134)          2,598          (3,314)
Loss from discontinued operations                         --             --            (4,710)           --
Net income (loss)                                        6,338        (11,134)         (2,112)         (3,314)
-------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share
  Basic and Diluted:
    Continuing operations                                  .23           (.41)            .10            (.12)
    Discontinued operations                               --             --              (.17)           --
    Net income                                             .23           (.41)           (.07)           (.12)
-------------------------------------------------------------------------------------------------------------

                                                                                                         1997
Sales                                                $ 102,503      $ 108,859       $ 111,389       $ 109,757
Gross profit                                            36,541         38,182          40,533          35,661
Income from continuing operations                        7,026          6,734           7,930           2,291
Extraordinary item - extinguishment of debt               --             --              --              (632)
Net income                                               7,026          6,734           7,930           1,659
-------------------------------------------------------------------------------------------------------------
Earnings per common share
  Basic and diluted:
    Continuing operations                                  .26            .25             .29             .08
    Extraordinary item - extinguishment of debt           --             --              --              (.02)
    Net income                                             .26            .25             .29             .06
-------------------------------------------------------------------------------------------------------------

In the second quarter of 1998, the Company recorded a $15,800,000 before-tax special charge to earnings, or $.38 per basic and diluted share after related income taxes. Of this amount, $12,200,000 is recorded in cost of sales, and $3,600,000 in selling, general and administrative expenses. In the fourth quarter of 1998, the Company recorded a $3,600,000 before-tax special charge to earnings, or $.09 per basic and diluted share after related income taxes; of this amount, $300,000 is recorded in cost of sales, and $3,300,000 in selling, general and administrative expenses. Such charges relate to inventory, other asset write-off and employee terminations.

Income (loss) from continuing operations in the third quarter of 1998, includes net gains in the amount of $7,797,000 from the sale of common stock investments in telecommunications companies and the recognition of a loss reserve relating to investments in certain other telecommunications ventures. The aggregate impact of these was $.17 per basic and diluted share after related income taxes.

Net income for the three months ended September 30, 1998, includes a $3,700,000 deferred tax benefit, or $.13 per basic and diluted share, with respect to a change in the applicable income tax rate on the undistributed earnings (prior to 1998) of a foreign subsidiary as a result of the Company's acquisition of an additional interest in such subsidiary. The acquisition allows for earnings (when distributed) to be taxed at a lower rate.

In the fourth quarter of 1997, the Company recorded a special pre-tax charge in the amount of $9,650,000, or $.22 per basic and diluted common share after related tax effects. This charge relates to the discontinuance of product development and marketing efforts on two products, including the write-off of related assets, and the cost of employee severance related to a reduction in its Cleveland based workforce.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Allen Telecom Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Allen Telecom Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

CLEVELAND, OHIO

FEBRUARY 16, 1999,
except as to paragraph five of Note 9, which is as of March 1, 1999

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

Allen Telecom

/s/ Robert G. Paul

ROBERT G. PAUL
PRESIDENT AND CHIEF
EXECUTIVE OFFICER

/s/ Robert A. Youdelman

ROBERT A. YOUDELMAN
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

/s/ James L. Leporte, III

JAMES L. LEPORTE, III
VICE PRESIDENT
AND CONTROLLER, CHIEF
ACCOUNTING OFFICER

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
OVERVIEW

($ millions)                                 1998          1997         1996
Sales                                   $   388.0     $   432.5    $   369.5
Operating income
(before special charges and
         credits, discussed below)      $    11.6     $    57.1    $    49.4
Income (loss) before taxes
         and minority interests         $    (8.5)    $    46.7    $    46.5

In 1998, sales declined by $44.5 million, or 10%, driven by the unsettled climate for the global wireless telecommunications market. During 1998, economic dislocations in Asia became more widespread and were followed by economic disruption in South America, notably Brazil. In addition, European original equipment manufacturers ("OEM's") had excess inventory at a time when worldwide demand was decreasing. The development of wireless networks in the U.S. has not increased as anticipated, affecting domestic sales. The Company currently sees no significant change in its market in the near term, but hopes to see gradual improvement as the uncertainties in Asia and South America are resolved.

The increase in sales in 1997 to $432.5 million, or 17% over 1996, was due primarily to growth of international sales, which increased approximately $51 million. The Site Management and Other Non-antenna and Systems product lines were the beneficiaries of this growth.

In 1998, international sales constituted approximately 58% of total sales, compared with 60% in 1997, and 56% in 1996. Export sales from the U.S. are primarily to major wireless telephony companies, and are typically payable in U.S. dollars. European sales are primarily to major OEMs and wireless operators in European currencies.

Operating income, representing income before financing costs and special charges and credits (as discussed below), decreased from $57.1 million in 1997, or 13% of sales to $11.6 million in 1998, or 3% of sales. Results were impacted by lower gross profit margins and the impact of fixed costs on lower sales. In addition, cost reductions in selling, general and administrative expenses did not significantly impact the Company's results until the fourth quarter of 1998. Operating income for 1997 increased $7.4 million or 14% over 1996. This is attributable principally to the growth of the Site Management and Base Station Antenna businesses, improved product margins and the spreading of fixed costs on higher sales.

In 1998, the Company initiated a number of cost reduction efforts to improve and adjust operations to existing market conditions. These actions include, among others, the discontinuance of product development and marketing efforts on certain products, the formation of a worldwide Systems business, the consolidation of two manufacturing operations of the Systems product line, and the reorganization of the Company's North American-based sales force and Wireless Engineering Services business. As a result of asset write-offs, severance and other costs associated with such actions, the Company incurred before-tax charges for the year of $19.4 million, or $.47 per basic and diluted share after related taxes. Such cost reduction efforts were offset, in part, by net gains from the sale of telecommunications investments as well as the recognition of loss reserves on other investments in the amount of $6.0 million, or $.14 per basic and diluted share after related income taxes.

In the fourth quarter of 1997, the Company recorded special charges of $9.6 million ($6.0 million after related income taxes or $.22 per basic and diluted share) relating to the discontinuance of product development and marketing efforts on two products, including the write-off of assets and the cost of employee severance. These charges were offset, in part, by a $2.2 million gain from telecommunications investments. Operating income in 1996 excludes the one-time non-cash charge for acquired in-process research and development incurred in connection with an acquisition in the amount of $2.7 million, or $.10 per basic and diluted share.

RESULTS OF OPERATIONS BY SEGMENT

TELECOMMUNICATIONS
EQUIPMENT MANUFACTURING:

($ millions)                               1998          1997          1996
Sales                                 $   360.6     $   396.8     $   334.0
Gross profit, % of sales                   25.0%         36.4%         36.0%
Operating expenses,
         % of sales                        13.3%         13.5%         13.8%
Research and development
         and new product
         engineering, % of sales            8.3%          7.6%          6.3%
Operating income                      $    12.3     $    60.8     $    53.4

The decrease in sales in 1998 to $360.6 million, or 9% below 1997, was due essentially to weakness in international sales which decreased approximately $32 million, or 13%. Sales of foreign operations were negatively impacted by the strong U.S. dollar relative to certain European currencies in fiscal 1997. As a result of exchange differences, reported sales in the year ended December 31, 1998 were $6.7 million lower as compared with the corresponding prior year period, assuming the exchange rates stayed the same. The Site Management and Systems product lines were primarily affected by this decrease. The 19% increase in sales in 1997 to $396.8 million was due to the growth in international sales increasing $49.6 million, or 25% compared to 1996.

Sales of Systems products, which generally are comprised of booster and repeater products for cellular and PCS systems, test and measurement products, as well as indoor coverage products, decreased 17% in 1998 to $92.6 million, as compared with $111.0 million in 1997.

[BAR GRAPH]

SALES OF SYSTEMS PRODUCTS
(MILLIONS OF DOLLARS)
94       $76.1
95       $95.1
96       $94.1
97       $111.0
98       $92.6

[BAR GRAPH]

SALES OF SITE MANAGEMENT AND OTHER NON-ANTENNA PRODUCTS
(MILLIONS OF DOLLARS)
94       $53.0
95       $112.9
96       $159.3
97       $197.3
98       $184.5

[BAR GRAPH]

SALES OF MOBILE AND BASE STATION ANTENNAS
(MILLIONS OF DOLLARS)
94       $68.7
95       $73.8
96       $80.6
97       $88.5
98       $83.5

[BAR GRAPH]

SALES OF WIRELESS ENGINEERING SERVICES
(MILLIONS OF DOLLARS)

94        $15.7
95        $24.8
96        $35.5
97        $35.7
98       $27.4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Much of this decrease was due to lower sales of the Extend-A-Cell(R) frequency translating repeater and microcell products. The 18% increase in 1997 to $111.0 million, as compared with $94.1 million in 1996, was primarily due to higher shipments of test and measurement products to domestic PCS and international markets.

Sales of Site Management and Other Non-antenna products, which includes tower mounted amplifiers, filters, combiners and duplexers, decreased to $184.6 million or 6% below 1997 sales of $197.3 million. Sales were adversely affected by slowdown in OEM production levels due to the Asian crisis and the high levels of inventory mentioned previously. The 24% increase in 1997 to $197.3 million, compared with $159.3 million in 1996, was due to the Company's strong market presence in Europe and the worldwide acceptance of GSM technology.

The sales of Mobile and Base Station Antennas remained strong, though down slightly, at $83.5 million. This $5.0 million decrease, or 6% under the 1997 levels of $88.5 million, occurred mainly in the domestic market as sales of base station and land mobile antennas slowed significantly in the fourth quarter of 1998. The 10% increase in sales in 1997 to $88.5 million was due to an increase in sales of base station antennas. However, this increase was partially offset by a decline in mobile antenna sales.

At December 31, 1998, the Company had an order backlog for this segment of approximately $51.9 million, down from approximately $112.5 million at December 31, 1997 and $109.0 million at December 31, 1996.

Gross profit margins declined in 1998 as compared with 1997. Excluding the aforementioned special charges for severance and the write-off of certain assets relating to the discontinuation of certain product development efforts of $12.5 million in 1998 and $2.0 million in 1997, the gross profit margins would have been 28.5% in 1998 compared to 36.9% in 1997. This 8.4 percentage point decline in profit margins is due primarily to the spreading of fixed costs over lower sales, pricing pressure caused by excess capacity throughout the industry, product mix and higher obsolescence and warranty provisions. In 1999, the Company anticipates continued pricing pressure to be partially offset by savings from restructuring efforts and lower in-country production costs in China, Mexico and Brazil. In 1997, excluding restructuring, the small increase in margins, 36.9% compared with 36.0% in 1996, was due to slightly improved margins in the Base Station Antenna and Systems product lines, partially offset by pricing pressures in the Site Management product line.

Operating expenses, which consist of selling, general and administrative expenses, but exclude amortization of goodwill, decreased in 1998, due primarily to the aforementioned restructuring efforts at the end of 1997 and during 1998 which reduced expenses. The special charges associated with these restructuring efforts were $4.3 million in 1998 and $5.0 million in 1997. Excluding these special charges the operating expenses would have been 12% of sales in both 1998 and 1997. With the savings from restructuring efforts, operating expenses are anticipated to be lower in 1999. The decline in percentage in 1997 from 1996 represents the spreading of fixed costs on higher sales.

In the past few years, the Company has significantly increased its research and development and new product engineering costs in order to keep pace with the technological advances in the industry. The Company anticipates that this trend will continue as PCS and cellular systems are implemented and expanded and the Company strives to develop ancillary products, including emergency 911 geolocation systems and software products, for the wireless telephony industry.

WIRELESS ENGINEERING SERVICES:
($ millions)                   1998        1997       1996
Sales                        $ 27.4      $ 35.7      $35.5
Gross profit,
         % of sales            16.6%       17.6%      30.3%
Operating expenses,
         % of sales            42.3%       24.6%      20.7%
Operating income (loss)      ($ 7.9)     ($ 2.6)     $ 3.4

Wireless Engineering Services provides engineering and consulting services to major wireless operators. In 1998, sales for the segment decreased from $35.7 million in 1997 to $27.4 million in 1998, or 23%. This decline was due to a general slowdown in the pace of development of wireless networks from prior years.

Gross profit decreased from 17.6% in 1997 to 16.6% in 1998 due to fixed engineering costs on lower sales and pricing pressures. Gross profit declined
12.7 percentage points from 1996 to 1997 primarily due to the discontinuance of a software product line and a corresponding cost of sales charge of $2.0 million for the write-off of certain software development costs.

Operating expenses, as a percentage of sales, was 42.3% in 1998, 24.6% in 1997, and 20.7% in 1996. In 1998, the Company incurred a one-time charge of $2.6 million due to realigning the Wireless Engineering Services business. Additionally, the Company incurred costs of $.7 million in 1997 related to the discontinuance of a software product line. Excluding these one-time charges, operating costs as a percentage of sales were 32.7% in 1998, 22.6% in 1997, and 20.7% in 1996. The increase in 1998 over 1997 was due to fixed costs on substantially lower sales.

Backlog for the Wireless Engineering Services segment was $.9 million at December 31, 1998, $2.5 million at December 31, 1997, and $.2 million at December 31, 1996.

The Wireless Engineering Services Segment was realigned in the fourth quarter of 1998 to reduce engineering and general and administrative costs. In addition, product offerings have been reorganized to focus on this segment's core business of engineering and microwave coordination services. The full impact of such changes will not benefit segment operating results until early 1999.

FINANCING COSTS
($ millions)                1998          1997          1996
Financing expenses:
Interest expense         $    (8.3)    $    (4.5)    $    (3.8)
Interest income          $     1.5     $     1.5     $     1.0

The increase in interest expense in 1998 over 1997 is due to higher outstanding borrowings incurred in connection with the acquisitions of minority interests in subsidiaries and to support lower cash flow from operations. (See Liquidity and Capital Resources.) The increase in interest expense in 1997 over 1996 was primarily related to increased credit line borrowings as a result of the significant amount of investments ($44.4 million) made in telecommunications companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INCOME TAXES
($ millions)                      1998          1997           1996
Benefit (provision) for
         income taxes        $     5.3     $   (17.7)     $   (19.7)
Effective tax rate                62.1%         37.9%          42.3%

The significantly higher effective tax rate benefit in 1998, as compared with 1997, is due, in large part, to the impact of a $3.7 million deferred tax benefit ($.13 per basic and diluted share) with respect to the change in the applicable income tax rate on the undistributed earnings (prior to 1998) of a foreign subsidiary as a result of the Company's acquisition of an additional interest in such subsidiary. The acquisition allows for the Company's pro rata share of earnings (when distributed) to be taxed at a lower rate.

Through December 31, 1998, the Company has recorded a net U.S. deferred tax asset pertaining to the recognition of net operating loss carryforwards, related temporary differences and tax credits in the amount of approximately $20.0 million and has not provided any valuation allowance with respect thereto. The Company believes the realization of this asset is "more likely than not." This determination is based upon, in part, that the significant U.S. pretax loss incurred in 1998, which accounted for the majority of the recognized tax benefit, included substantial one time net special charges which are not expected to be recurring, anticipated future U.S. taxable income as well as available tax planning strategies, should they be necessary, to utilize such losses in the future. The taxable losses may be carried forward for a period of twenty years.

The lower effective tax rate in 1997, as compared with 1996, is due to a higher proportion of tax benefits attributable to the Company's foreign sales corporation, which has reduced U.S. income taxes payable through favorable tax treatment accorded certain export sales, and business tax and other credits available to reduce U.S. income taxes payable. These benefits were offset, in part, by higher tax rates on European sourced income.

DISCONTINUED OPERATIONS:

As described in Note 9 of the Notes to Consolidated Financial Statements, the Company has sold its Marta Technologies Inc. ("Marta") subsidiary which operated its discontinued centralized automotive emissions testing programs. Pursuant to the agreement, the Company received cash and notes in exchange for the outstanding capital stock of Marta.

In the third quarter of 1998, the Company recognized an additional loss for the disposal of the Marta business in the pretax amount of $7.3 million ($4.7 million after related income tax benefit of $2.6 million), or $.17 per basic and diluted common share. (This is the primary reason for the reduction in "Assets of discontinued emissions testing business" on the Consolidated Balance Sheet.) This loss provision was principally related to the estimated diminution in value of the Cincinnati, Ohio program. Based on the aforementioned sale, the Company believes that there will be no need for any additional loss provision.

ENVIRONMENTAL

The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and financial liability. (See also Note 5 of Notes to Consolidated Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCES
($ millions)                        1998          1997         1996
Cash flow from operations      $    (2.3)    $    18.0    $    53.6
Total debt                     $   140.2     $   104.0    $    56.0
Stockholders' equity           $   250.1     $   260.8    $   226.0
Debt to equity ratio                .6:1          .4:1         .2:1

The decline in cash flow from operations from 1997 to 1998 was due primarily to a decline of approximately $28.9 million in income from continuing operations. The decline in income was offset, in part, by a lower level of investment in working capital of $9.9 million, in particular, receivables and inventories. The significant decrease in cash flow from operations in 1997, as compared with 1996, is due primarily to an increased investment in working capital of approximately $16.1 million and $24.0 million in tax payments made principally by the Company's European subsidiaries.

The Company continued to make significant investments in the wireless telecommunications industry both in capital improvements ($22.0, $27.6 and $22.2 million in 1998, 1997 and 1996, respectively) and investments in telecommunication companies ($42.1, $44.4 and $16.9 million in 1998, 1997 and 1996, respectively). The 1998 amount includes $26.4 million for the acquisition of the remaining outstanding minority interest of FOREM. Such amount was included in Accounts Payable in the Consolidated Balance Sheet in 1997, and such payment is a principal reason for the decline in that caption from 1997 to 1998.

As more fully described in Note 2 to the Consolidated Financial Statements, the Company entered into a new $100.0 million domestic revolving credit agreement in 1998, expiring on December 31, 2001. This facility replaced the Company's existing domestic revolving credit agreement. Borrowings under this new obligation are collateralized by substantially all domestic assets of the Company as well as a pledge of 65% of the stock of applicable domestic and foreign subsidiaries. At December 31, 1998, $49.3 million is available for borrowing under this agreement and $37.6 million is available under existing foreign lines of credit.

In 1997, the Company borrowed $65.0 million in a private placement transaction. These notes bear interest at a weighted average interest rate of approximately 6.65% and have an average outstanding life of 7.5 years. The Company believes this longer term financing strategy is consistent with its investing activities and also affords it an opportunity to take advantage of lower interest rates. In this regard, the Company prepaid certain borrowings with a portion of the proceeds, in the amount of $15.0 million, which bore interest at the rate of 8.13%. This resulted in a prepayment premium of $1.0 million, or $.02 per basic and diluted common share after related income tax effects, and has been reported as an "Extraordinary item" in the Consolidated Statement of Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In 1996, the Company entered into an agreement to make an equity investment in NextWave Telecom Inc. ("NextWave"), and NextWave agreed to purchase $50.0 million of equipment and services over a five-year period from the Company. In connection with this agreement, subject to certain preconditions that have not yet occurred, the Company has agreed to provide secured product financing in addition to its investment. In 1998, NextWave and certain of its subsidiaries filed for relief under Chapter 11 of the U.S. bankruptcy code; accordingly, this commitment is, at this time, unlikely to be filled.

The decrease in Other assets in the Consolidated Balance Sheet is due primarily to the sale of the common stock investment in RF Micro Devices, Inc. in 1998, which generated approximately $14.4 million in cash.

In 1998, the Company used cash of approximately $2.1 million in the operation of its discontinued Marta business. In 1997, the Company generated cash from Marta in the amount of $7.8 million as compared with a cash usage of $6.1 million in 1996. The cash generation in 1997 was due to the settlement of claims with the State of Texas and subsequent sale and disposal of the related assets, which generated $12.4 million in cash. The Company does not expect that the sale of Marta (as discussed above) will have a significant impact on future cash flow.

Capital expenditures in 1999 are estimated at $18.0 million, of which $1.5 million was committed at December 31, 1998.

The Company's working capital position remains strong at 2.9:1.0, as compared with 1.9:1.0 at the end of each of the last two years. The Company believes it has adequate cash liquidity resources (through available borrowing capacity both domestically and in Europe) in the near term to fund operations and capital expenditures. Borrowings under available domestic and European credit lines are expected to be the primary source of liquidity throughout 1999.

YEAR 2000 STATUS REVIEW

Many computer systems and other equipment with software, embedded chips or processors use only two digits to represent the year, and may be unable to accurately process certain data before, during or after the year 2000. If not corrected, these systems could cause date-related transaction failures. This is commonly known as the Year 2000 ("Y2K") issue. This Y2K issue can arise at any point in the Company's supply, manufacturing, distribution and financial chains.

The Company and each of its operating businesses are in the process of implementing a Y2K readiness program with the objective of having all of its business systems, including those that effect the Company's facilities and manufacturing operations, functioning properly with respect to Y2K issues before June 30, 1999.

Each operating business is at a different state in terms of Y2K readiness. Generally, the Company's larger businesses are closer to Y2K readiness than its smaller businesses and outlying sales offices. The Company's Y2K readiness program has been divided into several broad areas, as follows:

1.  Computer Hardware / Netware

2.  Computer Software / Systems

3.  Test Equipment

4.  Other Factory Equipment

5.  Miscellaneous Office / Building Systems

6.  Vendor Compliance

7.  Product Compliance

8.  Customer Compliance and Interface issues

The first component of the Company's Y2K readiness program is to identify the internal business systems of the Company that are susceptible to system failures of processing errors as a result of this Y2K issue. The Company has substantially completed its identification of computer hardware and netware systems, computer software and related systems and test equipment that may be susceptible to Y2K failures. The Company's principal operating businesses have substantially completed their identification of other factory equipment, and miscellaneous office/building equipment and systems that may be susceptible to Y2K problems. Some of the Company's smaller offices, notably its international sales offices, have not yet completed their assessments of miscellaneous office/building equipment and systems. However, such assessments will be completed early in the second quarter of 1999 and the potential risk at these facilities is not estimated to be significant.

The second part of the Company's Y2K readiness program involves the actual remediation and replacement of internal business systems and embedded chips by June 30, 1999. The Company has substantially completed the actual remediation and replacement of its computer hardware and netware that had potential Y2K issues. The Company is in the process of remediating and/or replacing its computer software and related systems that have potential Y2K issues. Such remediation is on schedule to be completed by June 30, 1999. However, the Company has developed contingency plans with respect to one such software system that is not yet Y2K compliant. Testing with respect to most internal business systems has been performed. Remediation and/or replacement efforts are ongoing with respect to test equipment and other factory equipment that is likely to be susceptible to Y2K failures. Such remediation and/or replacement of equipment and embedded chips is on schedule to be completed by June 30, 1999. Remediation efforts with respect to miscellaneous office/building systems have been slower to develop as the identification of potential issues has been difficult in some international locations. The Company plans to complete final testing by September 30, 1999.

Independent verification of Y2K compliance of these internal software systems is expected to be completed by September 30, 1999. The Company will develop other contingency plans, as necessary, with respect to non-information technology equipment and systems as the Company's readiness program develops further.

As part of the Company's Y2K readiness program, significant service providers, vendors, suppliers and customers that the Company believes are critical to business operations after January 1, 2000, are substantially identified and steps are being taken to reasonably determine their stages of Y2K readiness.

Because of the significant number of business systems used by the Company and the extent of the Company's foreign operations (including some third parties that are not actively promoting Y2K issues), it is reasonably possible that the Company may experience some disruption in its businesses due to the Y2K issue. The Company currently believes that the greatest risk of disruption in its businesses exists in certain international markets. Notwithstanding all of the Company's efforts, there are still many uncertainties regarding the Y2K issue. For example, if the Company is

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

unsuccessful in identifying or finding all Y2K problems in its critical operations or if critical customers or suppliers are unsuccessful in resolving Y2K issues, the Company's results of operations or financial condition could be materially impacted.

The Company has developed a Y2K readiness disclosure statement and related disclaimer for use by its divisions to help them comply with the Year 2000 Information and Readiness Disclosure Act. This Federal law precludes the use of any statement made by a company regarding that company's Year 2000 readiness against that company in any future litigation involving Y2K matters. The Company's Y2K readiness disclosure statement is posted prominently on the Allen Telecom website. In addition, The Company has developed a vendor survey with the assistance of counsel and has carefully reviewed with counsel all of its divisions' responses to our customers which cannot be answered simply by use of the standard Y2K readiness disclosure statement. As a result of these actions, the Company believes it has mitigated its exposure to Y2K related litigation.

The total costs that the Company expects to incur in connection with Y2K issues is dependent on the Company's ability to identify Y2K problems, the nature of remediation efforts involved and the ability of third parties (including the Company's suppliers, vendors and customers) to successfully address their own Y2K issues. The total cost associated with required Y2K remediation efforts is approximately $2.0 million, of which approximately $1.0 million was spent through December 31, 1998.

Euro
Effective January 1, 1999, member states of the European Economic and Monetary Union adopted a common currency known as the Euro. Modifications to certain of the Company's information systems software were required in connection with this conversion. The Company's computer software for one of its European businesses was not Euro compliant at year-end 1998, but is expected to be Euro compliant by March 31, 1999. There is no material adverse effect to this European business because its software is not Euro compliant, and alternate systems to accommodate Euro conversions are currently being utilized. Expenses relating to modifications to the Company's software that have been and will be made are nominal. The Company believes that conversion to the Euro has not and will not have any significant operational impact. In addition, the Company does not believe the conversion to the Euro will have a material impact on the results of operations, financial position or cash flow of its European businesses.

QUANTITATIVE AND QUALITATIVE
DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure relating to derivatives results from the use of foreign currency forward contracts to offset the impact of currency rates against certain accounts receivable. The contracts entered into at year-end all expire within one year. This procedure of entering into currency rate contracts will diminish significantly in 1999 and thereafter due to the establishment of the European Monetary Union ("EMU") and its introduction of the Euro currency in 1999. A significant portion of the foreign currency contracts involve currencies which are now under the EMU and additional foreign currency forward contracts will not be required as rates on these currencies will not fluctuate or these transactions will be in the Euro currency. The Company does not enter into derivative instrument transactions for trading or speculative purposes.

The Company's on-balance sheet instruments which would be subject to interest rate fluctuation are various components of its long-term debt. The Company believes this fluctuation risk is minimal. Approximately 63% of the Company's long-term debt is fixed rate debt and not subject to interest rate fluctuation. The variable rate debt is primarily made up of the Company's domestic revolving credit facility and industrial revenue bonds. The revolving credit debt interest is determined on a LIBOR or prime rate basis, at the Company's option. The industrial development bonds carry interest rates which are established based on the low yield, tax free bond market.

The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in exchange and interest rates. For derivative instruments, the table presents contract amounts and related weighted average contractual exchange rates by expected maturity date. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.


ANTICIPATED TRANSACTIONS AND RELATED DERIVATIVES
December 31, 1998

                            Expected Maturity Date
                            ----------------------     Fair
                               1999        Total       Value
-------------------------------------------------------------
Lira Functional Currency:      (US $ Equivalent in Thousands)
  Foreign Exchange
   Agreements
   (Receive Lira/Pay DM)
     Contract Amount        $    291.4 $    291.4 $    291.1
     Avg. Contractual
       Exchange rate             990.0      990.0      989.3
   (Receive Lira/Pay ECU)
     Contract Amount        $  3,667.2 $  3,667.2 $  3,664.9
     Avg. Contractual
       Exchange rate           1,947.0    1,947.0    1,945.8
   (Receive Lira/Pay FF)
     Contract Amount        $  1,564.5 $  1,564.5 $  1,562.9
     Avg. Contractual
       Exchange rate             295.3      295.3      295.0

LIABILITIES
December 31, 1998

                                                        Expected Maturity Date
                         ---------------------------------------------------------------------------------------    Fair
                             1999       2000         2001         2002         2003     Thereafter     Total        Value
-----------------------------------------------------------------------------------------------------------------------------
                                                         (US $ Equivalent  in Thousands)
Long Term Debt
  Fixed Rate (US)        $  1,397.0  $  1,525.0  $   4,665.0  $  12,651.0  $  12,817.0  $  43,307.0  $  76,362.0  $  81,203.0
    Avg. interest rate          8.8%        8.8%         7.4%         7.0%         7.0%         6.8%         7.0%         7.0%
  Fixed Rate (Lira)           708.0       745.0        425.0        411.0        404.0        905.0      3,598.0      3,598.0
    Avg. interest rate          6.2%        6.3%         5.9%         5.6%         5.5%         8.2%         6.5%         6.5%
  Fixed Rate (DM)             542.0       530.0        476.0        146.0         67.0       --          1,761.0      1,761.0
    Avg. interest rate          4.4%        4.5%         4.4%         4.1%         3.5%      --              4.4%         4.4%
  Fixed Rate (FF)             108.0       108.0        108.0         71.0       --           --            395.0        395.0
    Avg. interest rate          8.5%        8.5%         8.5%         8.5%      --           --              8.5%         8.5%
  Variable Rate (US)         --          --         33,500.0       --           --         15,500.0     49,000.0     49,000.0
    Avg. interest rate       --          --              7.8%      --           --              3.6%         6.4%         6.4%
  Variable Rate (Lira)        315.0       316.0       --           --           --           --            631.0        631.0
    Avg. interest rate          4.7%        4.7%      --           --           --           --              4.7%         4.7%

Five Year Summary of Operations
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


     Five years ended December 31, 1998                            1998           1997            1996        1995          1994
OPERATING RESULTS
Sales                                                             $ 388,004     $ 432,508    $ 369,498     $ 306,556     $ 213,517
Cost of sales                                                      (293,404)     (281,591)    (238,401)     (189,103)     (127,160)
Selling, general and administrative expenses                        (71,672)      (72,671)     (59,053)      (49,464)      (43,943)
Research & development and product engineering                      (30,742)      (30,367)     (21,023)      (17,006)       (8,865)
Write-off of in-process research and development costs                   --            --       (2,662)           --            --
Other income (loss), net                                              6,065         1,885          952         1,556          (309)
Net interest and financing expense                                   (6,805)       (3,051)      (2,785)       (2,098)       (1,785)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes and minority interests                    (8,554)       46,713       46,526        50,441        31,455
Benefit (provision) for income taxes                                  5,310       (17,723)     (19,665)      (20,138)      (11,191)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before minority interest                               (3,244)       28,990       26,861        30,303        20,264
Minority interests                                                   (2,268)       (5,009)      (6,305)       (3,027)         (523)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from Continuing Operations                             (5,512)       23,981       20,556        27,276        19,741
Discontinued operations:
         Loss from discontinued operations                               --            --       (3,766)        5,363         9,453
         Loss for disposal of emissions testing business             (4,710)           --       (3,724)           --            --
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                             (10,222)       23,981       13,066        32,639        29,194
Extraordinary item - extinguishment of debt                              --          (632)          --            --            --
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 ($ 10,222)    $  23,349    $  13,066     $  32,639     $  29,194
==================================================================================================================================
Earnings (Loss) Per Common Share:
Basic: Income (loss)                                                  ($.21)         $.89         $.78         $1.05          $.77
        Discontinued operations:
                 Loss from discontinued operations                       --            --         (.14)          .20           .37
                 Loss for disposal of emissions testing business       (.17)           --         (.14)           --            --
        Extraordinary item - extinguishment of debt                      --          (.02)          --            --            --
-----------------------------------------------------------------------------------------------------------------------------------
        Net income (loss)                                             ($.38)         $.87         $.50         $1.25         $1.14
==================================================================================================================================
Diluted: Income (loss) from continuing operations                     ($.21)         $.88         $.76         $1.02          $.76
         Discontinued operations:
                  Loss from discontinued operations                      --            --         (.14)          .20           .36
                  Loss for disposal of emissions testing business      (.17)           --         (.14)           --            --
         Extraordinary item - extinguishment of debt                     --          (.02)          --            --            --
-----------------------------------------------------------------------------------------------------------------------------------
         Net income (loss)                                            ($.38)         $.86         $.48         $1.22         $1.12
==================================================================================================================================
FINANCIAL CONDITION
Total assets                                                      $ 465,585     $ 514,433    $ 410,512     $ 363,565     $ 357,716
Working capital                                                     133,465       111,015       94,378        93,371       107,940
Current ratio                                                          2.92          1.85         1.90          2.11          2.54
Total debt                                                          140,223       104,034       55,955        55,799        45,064
Stockholders' equity                                                250,081       260,822      225,951       210,377       224,181
Debt to equity ratio                                                    .56           .40          .25           .27           .20
Book value per common share                                            9.10          9.55         8.44          7.92          8.59
Shares outstanding at year end                                       27,473        27,298       26,763        26,570        26,107
Return on stockholders' equity                                         (4.0%)         9.4%         6.0%         14.7%         14.1%
Capital expenditures                                                 18,094        22,247       20,992        24,498        14,833
Depreciation                                                         15,615        12,808       12,231         8,896         7,477
Number of employees                                                   3,000         3,300        2,900         2,800         2,700

Shareholder Information

EXCHANGE LISTINGS
Common Stock
(Ticker Symbol - ALN)
New York Stock Exchange
Pacific Exchange

TRANSFER AGENT AND REGISTRAR
Harris Trust Company of New York
600 Superior Avenue East, Suite 600
Cleveland, OH 44114-2650
(800) 942-5909

AUDITORS
PricewaterhouseCoopers LLP
Cleveland, Ohio

FORM 10-K OR ADDITIONAL
INFORMATION ABOUT THE COMPANY
Stockholders and others interested in obtaining additional information about the Company may do so by writing or calling Allen Telecom Inc., 25101 Chagrin Blvd., Beachwood, Ohio, 44122-5687, (216) 765-5855. The Form 10-K Annual Report, including financial statements and schedules, will be furnished without charge. Information concerning the Company can also be found on the Internet at http://www.allentele.com.

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

STOCKHOLDERS
As of March 3, 1999, Allen Telecom Inc. had 27,504,546 outstanding shares of Common Stock owned by 1,745 holders of record.

ANNUAL STOCKHOLDERS' MEETING
The Annual Meeting of Stockholders will be held at the Cleveland Marriott at Key Center, 127 Public Square, Cleveland, Ohio on Friday, April 30, 1999 at 9:30 a.m.

DIVIDENDS DECLARED ON COMMON STOCK
(dollars per share)        1998     1997    1996     1995     1994
1st Quarter                   -        -       -     $.05     $.04
2nd Quarter                   -        -       -     $.05     $.04
3rd Quarter                   -        -       -     $.05     $.04
4th Quarter                   -        -       -        -     $.04



Stock price (dollars per share)

94       $13.50             $25.63
95       $21.25             $39.38
96       $14.00             $28.75
97       $16.00             $30.00
98       $4.69              $21.13



MARKET PRICE RANGE OF COMMON STOCK

(dollars per share)      1998              1997                1996
                    High     Low       High     Low        High     Low
1st Quarter       21 1/8   15 1/2     26 3/8    16        23 1/4   16 7/8
2nd Quarter       17 7/16   9 9/16    24 1/8    16 1/2    28 3/4   18 7/8
3rd Quarter       11 5/8    6 3/16    29 1/8    18 3/4    22 1/2   14
4th Quarter        8 3/8    4 11/16   30         16       23 3/4   14 3/4