Form 10-K, Exhibit 13
period 1999-12-31
ALLEN TELECOM INC
filed 2000-03-29
CIK 3721

ALLEN TELECOM 1999 ANNUAL REPORT

ALLEN TELECOM IS . . .

Allen Telecom Inc.(http://www.allentele.com) is a leading supplier of wireless equipment to the global telecommunications infrastructure market. FOREM supplies sophisticated filters, duplexers, combiners, amplifiers and microwave radios to an array of OEM customers. MIKOM focuses on providing repeaters, in-building systems and other products that enhance both the coverage and the capacity of a wireless system. Decibel Products and Antenna Specialists manufacture land based and mobile antennas in frequency bands that cover all of the traditional wireless networks. Grayson Wireless supplies state-of-the-art measurement and signal processing systems for testing the overall performance of a wireless network and providing geolocation services. Comsearch offers engineering and consulting services for wireless operators. Tekmar Sistemi provides integrated low power fiber optic and cable distributed antenna systems for indoor coverage systems. Telia designs and manufactures single and multi-channel power amplifiers for OEMs and carriers.

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

Martyn F. Roetter
Vice President,
Communications and Information Technology,
Arthur D. Little, Inc.,
Cambridge, Massachusetts

Charles W. Robinson
Chairman, Robinson & Associates Inc.,
Santa Fe, New Mexico

Gary B. Smith
Management Consultant
Cornelius, North Carolina


Management

Robert G. Paul
President and Chief Executive Officer

Robert A. Youdelman
Executive Vice President and Chief Financial Officer

James L. LePorte, III
Vice President - Finance

Peter de Villiers
Vice President, Strategic Development

Laura C. Meagher
Secretary and General Counsel

Roger Schroeder
Treasurer and Assistant Secretary

Andrea Casini
Managing Director, Tekmar Sistemi S.r.l.

Terry N. Garner
President, Grayson Wireless

F. Kim Goryance
President, Antenna Specialists

Peter Mailandt
President, Decibel Products

Jack Powell
Chairman, Telia S.A.

Douglass R. Hall
President, Comsearch

Karl-Heinz Schmidt
President, MIKOM

Gianpiero Villa
President, FOREM

The Year at a Glance

                                                    1999                  1998
Financial Highlights
Sales                                       $333,697,000          $388,004,000
Loss Before Income Taxes
   and Minority Interests                  ($  5,412,000)        ($  8,554,000)
Loss From Continuing Operations            ($  5,218,000)        ($  5,512,000)
Net Loss                                   ($  2,855,000)        ($ 10,222,000)
Return On Equity                                   (1.2%)                 (4.0%)
--------------------------------------------------------------------------------

Financial position, year-end:
Stockholders' Equity                          $240,912,000          $250,081,000
Working Capital                               $128,062,000          $133,465,000
Shares Outstanding                              27,882,000            27,473,000

Per common share:
Basic:
   Loss From Continuing Operations                ($  .19)              ($  .21)
   Net Loss                                       ($  .10)              ($  .38)
Diluted:
   Loss From Continuing Operations                ($  .19)              ($  .21)
   Net Loss                                       ($  .10)              ($  .38)
Book Value per share                                 $8.64                 $9.10
--------------------------------------------------------------------------------
[PICTURE]

Table of Contents

The Year at a Glance                              1
Letter to Shareholders                            2
Business Review                                   5
Consolidated Financial Statements                12
Notes to Consolidated Financial Statements       16
Management's Discussion and Analysis
   of  Financial Condition and
   Results of Operations                         28
Five-year Summary of Operations                  32
Directors and Management         Inside front cover
Shareholder Information           Inside back cover



SAFE HARBOR CAUTIONARY STATEMENT
Statements included in this Annual Report, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future performance and financial results are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Allen Telecom Inc.'s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q contain certain detailed factors that could cause the Company's actual results to materially differ from forward-looking statements made by the Company, including, among others, the costs and timetable for new product development, the health and economic stability of the world and national markets, the uncertain level of purchases by current and prospective customers of the Company's products and services, the impact of competitive products and pricing, the future utilization of the Company's tax loss carry forwards, the impact of U.S. and foreign government legislative and regulatory actions, including, for example, the scope and timing of E911 geolocation requirements and spectrum availability for new wireless applications, the financing availability for geolocation projects, and other transactions.

LETTER TO SHAREHOLDERS

[picture]
Robert G. Paul (left) and Philip Wm. Colburn

Despite two very difficult years of reduced revenue and unacceptable profit performance, we believe the upward trend of operating results in the latter half of 1999 provides strong evidence that Allen Telecom has turned the corner. The continuing improvement in quarterly operating performance throughout 1999 should leave us well positioned in 2000 to improve results significantly over the prior two years. Sales for 1999 were $333.7 million, down 14% from 1998 and down 23% from the peak sales of $432.5 million in 1997. The net loss for 1999 was $2.9 million after-tax or $.10 per share, compared to a loss of $10.2 million after-tax or $.38 per share in 1998.

While the results of the last two full years are not all that different, the trends within each of these years could not be more disparate. The charts to the right show Allen Telecom's quarterly sales and backlog for the last eight quarters as well as the quarterly operating profit before restructuring charges, discontinued operations and one-time gains or losses on telecom investments. As can be seen from these charts, the trend in sales was downward through the first quarter of 1999 and the trends of backlog and profit were lower through the fourth and third quarters of 1998, respectively. The trends for all of these indicators have moved continuously upward ever since. The attached charts also illustrate how the major restructuring efforts have significantly lowered our cost structure and breakeven point. This has allowed Allen Telecom to return to profitability (excluding restructuring charges and one-time gains and losses) in the third and fourth quarters of 1999 on significantly lower sales levels than would have been possible in 1998.

While we are pleased with the improvement in the quarterly trend in revenues during 1999, our sales levels were nevertheless disappointing. Of the major geographic markets, only the GSM and DCS 1800 market in Europe provided the sales levels that we expected and that were needed to make 1999 a more successful year. Despite a robust overall economy in the United States, there were only limited capital expenditures made by

[Bar graph]

SALES BY QUARTER
(MILLIONS OF DOLLARS)

1998

First Quarter                 113
Second Quarter                 98
Third Quarter                  91
Fourth Quarter                 86

 1999

First Quarter                  76
Second Quarter                 77
Third Quarter                  90
Fourth Quarter                 91

EARNINGS PER SHARE BY QUARTER
(EXCLUDING SPECIAL ITEMS)

1998

First Quarter               $ .21
Second Quarter              $ .05
Third Quarter              ($ .12)
Fourth Quarter             ($ .05)

1999

First Quarter              ($ .05)
Second Quarter              $ .00
Third Quarter               $ .03
Fourth Quarter              $ .06

BACKLOG
BY QUARTER
(MILLIONS OF DOLLARS)

1998

First Quarter                 104
Second Quarter                 83
Third Quarter                  61
Fourth Quarter                 53

1999

First Quarter                  65
Second Quarter                 70
Third Quarter                  72
Fourth Quarter                 85

wireless carriers to provide coverage improvements, quality enhancements and capacity expansion for their wireless networks.

The South American markets, particularly Brazil where Allen Telecom has invested in a new plant, were growing slower than we had expected despite the pent up consumer demand for telecommunications in a number of countries. Many of the Southeast Asian countries, which were so strongly battered economically in late 1997 and 1998, did begin to show some modest recovery in 1999, but nowhere near the levels seen prior to their collapse in 1997. While we are expecting improvement for the year 2000 in the South American and Southeast Asian markets, and while there were already some signs of an increased build out of wireless networks in the U.S. in the latter half of 1999, we are basing our expense levels on the expectation that revenues will increase gradually, and we will not recognize dramatic jumps in revenues from these markets.

As a result of this more conservative outlook, in the fourth quarter of 1999, Allen Telecom announced that it will close its Solon, Ohio manufacturing facility and discontinue certain product offerings in order to better match our cost structure with projected revenues. This resulted in a restructuring charge in the fourth quarter of approximately $8.0 million after-tax. An additional charge of $.5 - $1.0 million after-tax is expected to be realized in the first quarter of 2000 to complete this restructuring. The benefits of this restructuring will reduce our costs by $1.5 million to $2.0 million per quarter beginning in the second quarter of 2000.

In addition to the positive trend in quarterly results and a lower breakeven point, other significant signs of progress were also evident in the Company. The backlog improved 61% from $52.8 million at the beginning of the year to $84.9 million at the end of 1999. This backlog was stronger in all four of our product lines. We were able to improve our gross profit margins through restructuring and other efforts to 28.5% for 1999 as compared to 27.6% for 1998 (excluding restructuring costs). In addition, we were able to reduce SG&A expenses (excluding one-time restructuring costs) by 13%. Research and development expenses were reduced more modestly while still maintaining sufficient resources to pursue those opportunities we consider essential for Allen Telecom's future.

In a year without profits, the Company generated cash internally and reduced net debt, primarily by limiting capital expenditures in 1999 to $11.4 million, which is 48% below the prior year level and 46% of depreciation and amortization. We also saw our share price increase 73% during the year as the success of our turnaround became evident.

The Company announced many new products in all our divisions in 1999, but perhaps none was more promising than Radio Link(TM). This family of robust, low capacity microwave radios was announced in August 1999. Its major use is for connecting cell sites to their Base Station Controllers
(BSC) and these radios have been well received in the market. We announced our first commercial orders in November 1999, after initial field testing.

                                                       (Continued on next page.)

During the year the company continued to invest in its existing businesses and committed approximately $17.6 million to purchase the remaining minority interests of MIKOM GmbH, along with the majority interests of two related European companies.

In this year's Annual Report we have emphasized Allen Telecom's developing geolocation business. This is due to both our continued progress in bringing this product to market, and because the opening of this new market is one year closer. We believe the opportunities are substantial for Geometrix(TM), our network overlay solution that can locate cellular callers placing E911 calls. We believe that our technology is better than the competition and hope that we will be able to announce some specific contracts later in the year 2000. Allen Telecom has invested approximately $14 million in this project since its inception and established our own private network in the Washington, D.C. area where we have been able to demonstrate its proficiency in providing accurate geolocation information for AMPS, TDMA, CDMA, and iDEN technologies for a large number of carriers.

Probably the most exciting part of Allen Telecom's longer-term future will be with the rollout of some form of wide-band CDMA as the next major wireless technology. This technology for broadband wireless telephony is sometimes referred to as 3G, for Third

Generation, and sometimes as UMTS (Universal Mobile Telephone Service). 3G will allow wireless users to utilize a mobile wireless handset for Internet accessibility, video and other high volume data or digital services which require high bandwidth.

Allen Telecom is presently engaged in development efforts to ensure that we have the products and services available for this next generation of wireless products. The opportunity that will be presented when these systems are launched will be dramatic. We do not expect significant revenues from third generation products until late 2001 or 2002. It should be noted, however, that an initial 3G system is up and operating in the Japanese market, licenses have been issued in Finland, and auctions for licenses in the U.K. and Italy are expected to be conducted in the first quarter of the year 2000. We expect to participate in the growth of 3G, and plan to turn that revenue growth into much improved profitability with our lower cost structure.

We would like to express our gratitude to our employees and management team throughout the world who responded so well in the face of the disappointments which we have had over the last 24 months. This team, which has remained substantially intact over this period, has had to deal with some very difficult business situations and take tough actions in order to protect the short-term economic integrity and the long-term future of Allen Telecom. At a time when most of their incentive plans are not going to give rise to any near term benefit, their willingness to go the extra mile and get the job done has allowed us to get to the more favorable position that we are in today.

/s/Philip Wm. Colburn

Philip Wm. Colburn
Chairman of the Board

/s/Robert G. Paul

Robert G. Paul
President and Chief Executive Officer

WHAT WE DO: WIRELESS EVOLUTION

The road into the future is paved with technology. Terms such as geolocation, microwave radio backbone, indoor coverage systems and 3G wireless (Third Generation) inundate the everyday workplace in the wireless industry. Allen Telecom is focused on creating the new products necessary to build a global wireless network for the next century.
         Since the first cellular system was installed in 1983, there has been an incredible evolution in wireless technology. The first systems were analog and covered only major metropolitan areas. The digital movement began in earnest in 1987 with the implementation of GSM in Europe and was followed in the U.S. several years later as cellular carriers began phasing in CDMA and TDMA. These cellular systems were followed by DCS systems (predominantly GSM) in Europe and PCS in the U.S. (CDMA, TDMA and GSM). Recently, we've seen the initial movement to higher capacity EDGE technology. This rapidly changing environment for wireless technology closely parallels the full-scale roll out of the Internet and leads to the much proclaimed "convergence" which is driving the push to 3G.
         3G technology is the next major step in wireless infrastructure and its potential is greater than all previous technologies combined. The new 3G technology will replace analog and digital cellular systems with expanded capability and with features well beyond those offered today. In addition to traditional voice, 3G cellular will provide wireless data services at a speed of up to two megabits per second - fast enough to support several channels of full-motion video and lightning-fast Internet access.
         According to market research, the worldwide market for 3G cellular terminals will total $1.5 billion in the year 2001 and grow to $9.2 billion in 2005, requiring similar increases in the infrastructure equipment necessary to support this projected growth rate. 3G service will be available first in Japan, followed by Europe and then by North America. The Finnish government granted the first 3G licenses to four different operators in March 1999. Auctions for licenses in other European countries are scheduled for the year 2000.
         The future of the mobile wireless office, a workplace where data communication, video and voice are available without wires, requires ubiquitous RF coverage. However, the need for high quality voice and data is not limited to office space. In fact, it is likely that all indoor and outdoor areas are destined to be "unwired".
         This continuing evolution of technology will benefit all of Allen Telecom's divisions. In the following pages we explain where and how our divisions are investing in cutting edge technology to ensure that we have the necessary products to build the wireless systems of today and tomorrow. [PICTURE]

HOW IT WORKS: GEOLOCATION
NEW TECHNOLOGY

Every day close to 100,000 people dial 911 on their wireless phones to report emergencies, yet no system exists today to determine the location of these callers. In 1994, the Federal Communications Commission (FCC) issued a report and order requiring that a wireless Enhanced 911 (E911) system be available by October 1, 2001 to locate mobile handsets placing emergency calls in the United States.
         Responding to the FCC mandate, Allen Telecom's Grayson Wireless division developed Geometrix(TM), a wireless location system that is a voice channel based, technically scalable, cost effective solution for providing location based E911 services. The system uses a network overlay model where wireless location sensors situated at the carrier's base stations measure certain characteristics of the wireless handset signal. Based on TDOA (Time Difference of Arrival) and AOA (Angle of Arrival) triangulation techniques, Geometrix exceeds the accuracy and reliability requirements set by the FCC in any deployment area: urban, suburban or rural.
         The voice channel approach used by Geometrix enables the caller to be located repeatedly during the call. This capability can be used to enhance location accuracy or adapted for moving vehicles and fleet management applications.
         TDOA triangulation works by measuring the time of arrival of a radio signal at three or more separate cell sites. TDOA systems have the advantage of using mature, high accuracy timing technology and connecting to the existing cell site antennas. AOA uses antenna arrays to determine the angle of arrival of the incoming signal. Geometrix can be [PICTURE] configured using a combination of TDOA and AOA to provide accurate position calculations from as few as two sites in the presence of multi-path signal interference, challenging tower geometry or in areas of poor signal strength.
         Geometrix provides E911 services to carriers utilizing almost all air interfaces including AMPS, TDMA (IS-136), CDMA (IS-95), iDEN and dual-mode/dual-band networks. The system can locate calls which transition between analog and digital sites, and calls in which the caller is a subscriber, roamer, or even a non-subscriber.
         Geometrix equipment is a software-based, open architecture. The system can be field upgraded to accept 3G and other future air interfaces, to increase coverage or to increase capacity with maximum reuse of existing hardware. The system was designed to accommodate a variety of location-based, value-added services, including fleet management, concierge services, personal security and other location dependent information.
         Geometrix can also operate as a service bureau in which one network supports multiple carriers using different air interfaces. Through shared capital costs, service bureaus represent the lowest cost solution to the geolocation mandate. The Geometrix solution can efficiently and effectively serve multiple carriers in a service bureau environment due to the flexible, non-invasive nature of the product design. The system's open architecture can locate multiple users on multiple air interfaces with only software additions to the equipment.
         Allen Telecom's Geometrix system is backed by a large organization with the proven ability to deliver products to market and to service and maintain those products in the future. In addition to the manufacturing skill and capacity necessary to supply geolocation equipment to multiple carriers, Allen Telecom can deliver knowledgeable network planning (to determine the optimal placement of geolocation equipment in the network), equipment installation expertise, qualified test and measurement techniques and years of experience in technical, systems operation, maintenance and data base support functions.
         Geometrix technology has been field-tested in multiple environments including testing with the Federal Highway Administration in northern Virginia. Additional field trial activities are planned with several major carriers. These trials, along with continuing private network tests and demonstrations, confirm Geometrix' performance and value in providing the basis for location related services.
         Industry estimates of the market potential for geolocation equipment range from $1-3 billion. Including ancillary location based services, the estimates reach $2-8 billion. Geometrix is well positioned to take advantage of this rapidly approaching market opportunity. Carriers are required by the FCC to announce their technology choice by October 2000 and to begin offering E911 services in October 2001. This has created a sense of urgency in what had been a slowly developing market.
         Our system is easy to install, non-invasive, operates with all air interfaces, is scalable, can be upgraded, offers value-added services and is backed by the collective strengths of a company which has been in the wireless business for nearly 50 years.
[PICTURE}

How geolocation works

1. The location process is initiated by a wireless phone user calling 911 for emergency services.

2. While the call is being processed through to the emergency dispatch center, the Geometrix(TM) cell site equipment is activated to find the caller.

3. Two or three cell sites perform time or angle of arrival calculations to determine precise longitude and latitude of the emergency caller.

4. The location information is passed up to emergency dispatch and displayed on maps.

5. Emergency dispatch center sends appropriate assistance to the specific location determined by the Geometrix system.

[PICTURE]

INNOVATION: RESEARCH & DEVELOPMENT

Antennas provide the critical link between handsets and the base station for all wireless systems.
         Decibel is currently engaged in the development of a new generation of base station antennas. Decibel's years of experience, coupled with the carriers' expertise in frequency management software and the improved communications hardware lead to demands for a new standard of performance from base station antennas. These new requirements include consistent radiation from antenna to antenna and across the frequency spectrum, as well as radiation patterns that favor communications with subscribers in a designated sector to the exclusion of communications beyond these bounds.
         Radiation patterns often need to be tailored to specific environments. In urban and highly populated suburban areas, precise vertical radiation patterns support several carrier goals, such as a high rate of frequency reuse within a small geographic area, excellent coverage to the foot of the base station and adequate levels of RF in targeted buildings. These exacting requirements are met by Decibel's MaxFill(TM) family of antennas that concentrate the RF below the horizon and provide even radiation density within a designated sector by filling in the radiation "nulls" typically exhibited by traditional antennas.
         In areas of medium to light subscriber density, another set of antennas developed by Decibel meets the demand of carriers to provide optimum coverage with the least number of base stations. These MaxGain(TM) antennas are designed specifically to focus radiation energy onto the horizon with maximum gain to achieve the greatest geographic coverage.
         The introduction of 3G technology requires further technologically advanced antennas. New 3G base stations will have higher bandwidth than existing systems. To provide ultimate flexibility in the future, carriers will demand dual-band, independently adjustable, remote control antennas, which help carriers to optimize the coverage performance for their PCS and 3G customers using a single antenna. These antennas are already under development at Decibel Products.
         Antenna Specialists recently introduced a family of dual-band "On Glass" vehicular antennas with both cellular AMPS (800 MHz)/ PCS (1900 MHz) and GSM (900 MHz)/ DCS (1800 MHz) capability in a common antenna feed configuration.
         The advent of dual frequency mode portable phones (expected to be even more common with 3G) and continuing pressures from state and local governments to legislate "hands free" operation while driving has resulted in the development of these state-of-the-art antennas. The antenna, when installed with a car kit, facilitates "hands free" operation of the mobile phone and significantly enhances signal quality inside the vehicle.
         Cellular telephones operate at ultrahigh frequencies, especially those using PCS and DCS 1800 and ultimately 3G frequencies, which make their performance extremely sensitive to surrounding objects such as car roofs, doors and window posts. The most efficient antenna placement is one that elevates the signal above these obstacles and results in a circular or omnidirectional signal pattern.
         The unique dual-band design incorporates the latest in antenna technology. A dual-band, two element, co-linear antenna ensures maximum radiation in both frequency bands, provides proper phasing between the elements and achieves the transfer of energy from the vehicle's antenna through the windshield to the mobile phone. The flexibility of this new antenna provides high reliability and optimal performance for dual-mode portable phone operation within a vehicle anywhere in a base station's service area.

WIDEBAND SOLUTIONS

As the world's major OEMs prepare to roll out the first 3G systems by 2001, FOREM is already designing new generation technology solutions and manufacturing products with 3G-compatible technology.
         Proprietary dual-mode filters and duplexers will facilitate higher performance in a compact size for 3G applications, and reduce manufacturing costs. New metal alloys have been created to reduce the cost of base station component parts. Ceramic filters and combiners, based on special transmission modes, were developed to enable the use of low cost ceramics where dual-mode solutions are not usable. In addition, innovative low noise amplifiers with advanced circuitry techniques have been developed which allow the base station processing equipment to process signals more effectively.
         FOREM is developing Tower Mounted Amplifiers, including both uplink (to increase base station receive sensitivity) and downlink (to increase the coverage area). These products are fully monitored and controlled by the BTS via a powerful bidirectional communication link, which enables easy installation and full control of the system during operation.
         FOREM has also introduced a new product family of microwave radios in the 2GHz to 40GHz range. These robust low to medium capacity digital microwave radios are used for fixed wireless connections. The main application is to connect the base station to the base station controller at speeds ranging from 2Mbits to 32Mbits. The high-tech system modulation scheme developed by FOREM allows the product to compete with more sophisticated modulation schemes, but at a significant advantage in terms of cost, power consumption and reliability. The system is locally and remotely controlled with a simple network management protocol that allows easy interfaces and low cost maintenance.
         In the future, transmitting data using 3G technology will require a higher number of channels for multiple data communications. To address this demand, FOREM and Telia have been working together to produce a cost effective, reliable, high powered, multi-channel amplifier for downlink (signal from the base station to the mobile unit) applications. These solid state, ultra-linear power amplifiers offer greater spectrum efficiency, higher network capacity, less signal interference and lower system cost. FOREM's and Telia's designs are compatible with all air interface standards, including 3G.
         Given the 3G technology requirements, a number of OEMs are now seriously considering outsourcing the development and manufacture of amplifiers and other components to a much greater extent than they do currently. This represents a major opportunity for FOREM to become a larger, more integrated OEM supplier.
[PICTURE]

INVESTING FOR THE FUTURE

Many of today's wireless subscribers utilize their mobile phones to call from within buildings, tunnels, or other structures. Inside these structures, the quality of wireless conversations is often degraded significantly or terminated due to a lack of coverage. Places such as airports, subways, car and railway tunnels, shopping malls, hotels, campuses, industrial plants and high-rise office buildings all need effective indoor coverage solutions.
         The availability and convenience of wireless communications has resulted in an increase in both subscribers and subscriber usage, which in turn is forcing wireless systems to better control their frequency utilization through both higher frequency reuse patterns and reduced RF power, both indoors and outside.
         Outdoor "off the air" repeaters receive signals from mobile phone users and then transmit those signals back to the base station. High signal strength will be more important for 3G than any previous technology because of the high data rate transmission. High data rates with low errors require strong signals, which repeaters deliver economically. In addition, since 3G will be implemented at frequencies even higher than PCS, propagation losses will be worse than those experienced by networks today. As such, repeaters are likely to be used extensively in 3G applications.
         MIKOM has implemented a breakthrough feature that eliminates some of the restrictions that currently exist with repeaters. I.C.E. (Interference Cancellation Equipment) repeaters from MIKOM reduce the need for isolation by more than 20dB, thus making installations universal and even more cost effective. This feature, coupled with diversity and multiple power options, makes MIKOM repeaters an ideal choice for all 3G networks.
[PICTURE]

[PICTURE}

DIGITAL UBIQUITOUS COVERAGE

         The most effective way to achieve both strong signal levels and well controlled RF indoors is through the use of an RF distribution system. Allen Telecom produces a number of products to meet this growing demand.
         For simple, small area coverage enhancement, MIKOM provides DICETM (Distributed Indoor Coverage Enhancement) products. These products are band selective, low power, off-air, bidirectional amplifiers that may be connected to several antennas via coaxial cable. It is typically used to cover a deep storefront or a small office area.
         As required coverage increases, a more powerful device may be required. For this situation, MIKOM produces the MR (MIKOM Repeater) series of products. This higher power, higher gain, off-air repeater may be connected to a larger number of distributed antennas (4-10), again via coaxial cable. The MR units may be channel or band selective and come in several power levels. Applications include multiple offices, small manufacturing centers and hotel lobbies.

         When both capacity and coverage are important, Tekmar Sistemi's Brite-Cell(TM), an active, low power, fiber-optic distribution system, may be an excellent alternative. This band selective product distributes the signal of the donor base station (or Micro/Picocell) to which it is connected by fiber optics to multiple, remote, low power antenna units that are placed throughout a structure in a star configuration. This system efficiently manages increased traffic capacity without degrading the signal. Typically, this system is implemented in areas such as high-rise buildings, convention centers with multiple rooms and hotels.
         The largest, highest power, most flexible distribution product from MIKOM is the MOR series of optical repeaters (MIKOM Optical Repeaters). These optical products have a greater range and higher output power than any other product and come in either band or channel selective variations with multiple power options. They are comparable in performance to a microcell. The MOR system is comprised of a master unit located at a base station and multiple remote units located throughout a structure, and may be configured in either a daisy chain or star configuration in order to maximize fiber usage and increase base station trunking efficiency. All adjustments and alarms involving the remote units may be made from the master unit. This product is used primarily for covering large areas such as tunnels, airports, railroads, and convention centers.
         All systems are either 3G compliant or 3G upgradeable and are capable of supporting all standards including GSM, CDMA, TDMA, Analog, Tetra and iDEN. In addition, the systems are multi-band and multi-user ready for use in shared systems operating from 100 MHz to 2.4 GHz.
         The products are tied together in a state-of-the-art Operations and Maintenance package (OMC), which allows remote control, alarming and monitoring of the various repeaters from a single location. Wireless or wireline modems complete the connection package. MIKOM and Tekmar Sistemi are well positioned to connect the wireless offices of the future.

CONSOLIDATED STATEMENTS OF OPERATIONS
ALLEN TELECOM INC.  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 & 1997                 1999         1998         1997

SALES                                                         $ 333,697    $ 388,004    $ 432,508

Costs and Expenses:
     Cost of sales                                              244,548      293,404      281,591
     Selling, general and administrative expenses                61,839       71,672       72,671
     Research and development and product engineering costs      27,946       30,742       30,367

Other Income, net                                                 3,370        6,065        1,885

Interest and Financing Expenses:
     Interest expense                                            (9,632)      (8,276)      (4,505)
     Interest income                                              1,486        1,471        1,454
--------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS                (5,412)      (8,554)      46,713
Benefit from (Provision for) Income Taxes                         1,844        5,310      (17,723)
--------------------------------------------------------------------------------------------------
Income (Loss) Before Minority Interests                          (3,568)      (3,244)      28,990
Minority Interests                                               (1,650)      (2,268)      (5,009)
--------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations                         (5,218)      (5,512)      23,981
Discontinued Operations - gain (loss) from
     discontinued emissions testing business                      2,363       (4,710)        --
-------------------------------------------------------------------------------------------------
Income (Loss) Before Extraordinary Item                          (2,855)     (10,222)      23,981
Extraordinary Item - Extinguishment of Debt                        --           --           (632)
--------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             $  (2,855)   $ (10,222)   $  23,349
--------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE
Basic:
   Income (loss) from continuing operations                       ($.19)       ($.21)        $.89
         Discontinued emissions testing business                    .09         (.17)        --
         Extraordinary item - extinguishment of debt               --           --           (.02)
         -----------------------------------------------------------------------------------------
         Net Income (Loss)                                        ($.10)       ($.38)        $.87
         -----------------------------------------------------------------------------------------
Diluted: Income (loss) from continuing operations                 ($.19)       ($.21)        $.88
         Discontinued emissions testing business                    .09         (.17)        --
         Extraordinary item - extinguishment of debt               --           --           (.02)
         -----------------------------------------------------------------------------------------
         Net Income (Loss)                                        ($.10)       ($.38)        $.86
         -----------------------------------------------------------------------------------------
Weighted average common shares outstanding:
     Basic                                                       27,480       27,220       26,920
     Diluted                                                     27,660       27,370       27,340
--------------------------------------------------------------------------------------------------

THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED BALANCE SHEETS
ALLEN TELECOM INC.  (AMOUNTS IN THOUSANDS)
AS OF DECEMBER 31, 1999 & 1998

                                                                                             1999              1998
ASSETS
     Current Assets:
           Cash and cash equivalents$                                                    $ 22,085         $  19,900
           Accounts receivable, less allowance for doubtful accounts -
               1999, $2,537; 1998, $3,189                                                  87,394            83,739
           Inventories                                                                     82,713            84,735
           Current assets of discontinued emissions testing business                            -               848
           Deferred income taxes                                                            6,966             7,989
           Other current assets                                                             4,992             5,752
                 --------------------------------------------------------------------------------------------------
                 Total Current Assets                                                     204,150           202,963
                 --------------------------------------------------------------------------------------------------
     Property, Plant and Equipment, net                                                    49,253            61,582
     Excess of Cost Over Net Assets of Businesses Acquired                                134,723           131,939
     Assets of Discontinued Emissions Testing Business                                          -            24,950
     Deferred Income Taxes                                                                 30,281            16,186
     Other Assets                                                                          33,023            27,965
-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                             $451,430         $ 465,585
-------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
     Current Liabilities:
           Notes payable and current maturities of long-term obligations                 $  2,181         $  11,556
           Accounts payable                                                                41,139            25,501
           Accrued expenses (including accrued wages and commissions -
           1999, $10,951; 1998, $14,108)                                                   27,943            29,998
           Income taxes payable                                                             2,464               837
           Deferred income taxes                                                            2,361             1,606
                ---------------------------------------------------------------------------------------------------
                Total Current Liabilities                                                  76,088            69,498
                ---------------------------------------------------------------------------------------------------
     Long-Term Debt                                                                       120,905           128,677
     Deferred Income Taxes                                                                  3,455               429
     Other Liabilities                                                                     10,070            16,900
                 --------------------------------------------------------------------------------------------------
                 Total Liabilities                                                        210,518           215,504
-------------------------------------------------------------------------------------------------------------------
     Commitments and Contingencies (Note 5)                                                     -                 -
-------------------------------------------------------------------------------------------------------------------
     Stockholders' Equity:
           Common Stock, par value $1.00; authorized - 50,000 shares; issued -
           1999, 30,010; 1998, 29,759; outstanding - 1999, 27,882; 1998, 27,473            30,010            29,759

           Paid-in capital                                                                181,335           180,604
           Retained earnings                                                               57,014            59,869
           Accumulated other comprehensive loss                                           (10,685)           (2,255)

           Less: Treasury stock - common shares, at cost,
                 1999, 2,128; 1998, 2,286 shares                                          (14,978)          (15,985)
                 Unearned compensation                                                     (1,784)           (1,911)
                 --------------------------------------------------------------------------------------------------
                 Total Stockholders' Equity                                               240,912           250,081
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               $451,430          $465,585
-------------------------------------------------------------------------------------------------------------------


THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ALLEN TELECOM INC.  (AMOUNTS IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 & 1997                   1999        1998              1997

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) from continuing operations                         $ (5,218)   $ (5,512)          $ 23,981
Extraordinary item - extinguishment of debt                          --          --                 (632)
                                                                 ---------------------------------------
                                                                   (5,218)     (5,512)            23,349
Adjustments to reconcile income (loss) to operating cash flow:
         Depreciation                                              14,914      15,615             12,808
         Amortization of goodwill                                   7,020       6,295              3,404
         Amortization of capitalized software                       2,776       2,038              2,950
         Other amortization                                           220         685                571
         Deferred income taxes                                        172     (10,315)            (8,157)
         Non-cash loss on write-off of capital assets               3,983      17,010              6,337
         Gain on sale of investments                               (3,378)    (16,486)
Changes in operating assets and liabilities:
         Receivables                                              (10,350)     24,496            (14,309)
         Inventories                                               (1,370)      9,928            (23,954)
         Accounts payable and accrued expenses                      7,344     (26,902)            16,627
         Income taxes payable                                     (10,717)    (19,287)            (1,712)
         Other, net                                                  (520)        169              1,814
--------------------------------------------------------------------------------------------------------
                  Cash provided (used) by operating activities      4,876      (2,266)            18,032
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
         Investments in telecommunications subsidiaries            (9,042)    (42,103)           (46,135)
         Capital expenditures                                      (9,491)    (18,094)           (22,247)
         Capitalized software product costs                        (1,927)     (3,942)            (5,307)
         Sales of investments                                       9,686      16,833              1,709
         Sale of discontinued emissions testing business            9,387        --                 --
         Sales and retirements of fixed assets                        504         334                845
--------------------------------------------------------------------------------------------------------
                  Cash used by investing activities                  (883)    (46,972)           (71,135)
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
         Proceeds from (repayment of) long-term borrowings         (3,214)     36,676             65,381
         Repayment of long-term notes                                --          --              (15,000)
         Exercise of stock options                                  1,059         342              1,428
         Treasury stock sold to employee benefit plans                871       1,531              1,651
--------------------------------------------------------------------------------------------------------
                  Cash provided (used) by financing activities     (1,284)     38,549             53,460
--------------------------------------------------------------------------------------------------------
Net cash provided (used) by discontinued operations                 1,810      (2,081)             7,808
--------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED)                                            4,519     (12,770)             8,165
Effect of exchange rate changes on cash                            (2,334)      1,895             (1,269)
Cash and cash equivalents at beginning of year                     19,900      30,775             23,879
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $ 22,085    $ 19,900           $ 30,775
--------------------------------------------------------------------------------------------------------

THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
ALLEN TELECOM INC.  (AMOUNTS IN THOUSANDS)

                                                                            COMPREHENSIVE           ACCUMULATED
FOR THE YEARS ENDED                                      COMMON   PAID-IN      INCOME    RETAINED COMPREHENSIVE TREASURY UNEARNED
DECEMBER 31, 1999, 1998 & 1997:                  TOTAL    STOCK   CAPITAL      (LOSS)    EARNINGS INCOME (LOSS) STOCK   COMPENSATION
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1997                        $225,951   $29,614  $170,945                $46,742   $(510)   $(17,932)  $(2,908)
Comprehensive income:
  Net income                                      23,349      --        --     $  23,349     23,349      --          --       --
                                                                               ---------
  Other comprehensive income:
    Unrealized gain on securities                  9,588      --        --         9,588       --        --          --       --
    Less tax on unrealized gain on securities     (4,027)     --        --        (4,027)      --        --          --       --
                                                                               ---------
      Net unrealized gain on securities             --        --        --         5,561       --        --          --       --
    Minimum pension liability adjustment             206      --        --           206       --        --          --       --
    Foreign currency translation adjustments      (5,050)     --        --        (5,050)      --        --          --       --
                                                                               ---------
    Other comprehensive income                      --        --        --           717       --         717        --       --
                                                                               ---------
      Comprehensive income                          --        --        --     $  24,066       --        --          --       --
                                                                               =========
Exercise of stock options                          1,428       110     1,889                   --        --          (571)    --
Stock option tax benefits                            653      --         653                   --        --          --       --
Treasury stock reissued, 92,268 common shares      1,651      --         969                   --        --           682     --
Restricted stock, net                               (126)       22       393                   --        --          --       (541)
Amortization of unearned compensation                681      --        --                     --        --          --        681
Common stock issued in acquisitions                6,514      --       5,716                   --        --           798     --
Other                                                  4      --         (27)                  --        --            31     --
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                       260,822    29,746   180,538                 70,091       207     (16,992)  (2,768)
Comprehensive loss:
  Net loss                                       (10,222)     --        --     $ (10,222)   (10,222)     --          --       --
                                                                               ---------
  Other comprehensive loss:
    Unrealized gain on securities in income       (9,588)     --        --        (9,588)      --        --          --
    Less tax on unrealized gain in income          4,027      --        --         4,027       --        --          --       --
                                                                               ---------
      Net unrealized gain on securities in income   --        --        --        (5,561)      --        --          --       --
    Minimum pension liability adjustment            (240)     --        --          (240)      --        --          --       --
    Foreign currency translation adjustments       3,339      --        --         3,339       --        --          --       --
                                                                               ---------
    Other comprehensive loss                        --        --        --        (2,462)      --      (2,462)       --       --
                                                                               ---------
      Comprehensive loss                            --        --        --     $ (12,684)      --        --          --       --
                                                                               =========
Exercise of stock options                            342        56       286                   --        --          --       --
Stock option tax benefits                            138      --         138                   --        --          --       --
Treasury stock reissued, 163,073 common shares     1,531      --         288                   --        --         1,243     --
Restricted stock, net                               (557)      (43)     (646)                  --        --          (236)     368
Amortization of unearned compensation                489      --        --                     --        --          --        489
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                       250,081    29,759   180,604                 59,869    (2,255)    (15,985)  (1,911)
Comprehensive loss:
   Net loss                                       (2,855)     --        --     $  (2,855)    (2,855)     --          --       --
                                                                               ----------
   Other comprehensive loss:
     Minimum pension liability adjustment            240      --        --           240       --        --          --       --
     Foreign currency translation adjustments     (8,670)     --        --        (8,670)      --        --          --       --
                                                                               ---------
     Other comprehensive loss                       --        --        --        (8,430)      --      (8,430)       --       --
                                                                               ---------
       Comprehensive loss                           --        --        --     $ (11,285)      --        --          --       --
                                                                               =========
Exercise of stock options                          1,059       219       765                   --        --            75     --
Stock option tax benefits                            414      --         414                   --        --          --       --
Treasury stock reissued, 131,285 common shares       871      --         (61                   --        --           932     --
Restricted stock, net                               (619)       32      (387)                  --        --          --       (264)
Amortization of unearned compensation                391      --        --                     --        --          --        391
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                      $240,912   $30,010  $181,335                $57,014  $(10,685)   $(14,978) $(1,784)
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

CASH AND CASH EQUIVALENTS: Cash equivalents consist of temporary bank deposits and money market instruments with an original maturity of three months or less at the date of purchase. The Company invests its domestic excess cash in bank deposits, money market, and tax-exempt securities, which are afforded one of the two highest ratings by nationally recognized ratings firms. Cash held at the Company's foreign subsidiaries is principally invested in bank deposits and money market instruments with maturities less than one month.

VALUATION OF INVENTORIES: The Company values inventories including materials, labor and overhead at the lower of cost (first-in, first-out) or market. Inventories consisted of the following at December 31, 1999 and 1998 (amounts in thousands):

                                     1999              1998

Raw material                     $ 43,608          $ 45,936
Work-in-process                    19,343            19,634
Finished goods                     19,762            19,165
-----------------------------------------------------------
                                 $ 82,713          $ 84,735

Certain of these inventories pertain to the production of sophisticated equipment that could be subject to technological obsolescence. The Company maintains and periodically revises reserves for excess inventory based on the most current information available of anticipated usage requirements.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Land improvements, buildings and machinery and equipment are depreciated over their estimated useful lives under the straight-line method. The provision for amortization of leasehold improvements is based on the term of the related lease or the estimated useful lives, whichever is shorter. Property, plant and equipment consisted of the following at December 31, 1999 and 1998 (amounts in thousands):

                                     1999              1998

Land and improvements            $  2,729          $  2,806
Buildings                          25,684            27,447
Machinery and equipment            76,821            83,701
Leasehold improvements              6,148             6,921
-----------------------------------------------------------
                                  111,382           120,875
Less accumulated depreciation
         and amortization         (62,129)          (59,293)
-----------------------------------------------------------
                                 $ 49,253          $ 61,582

COMPUTER SOFTWARE COSTS: The Company's policy is to capitalize costs incurred in creating computer software products once technological feasibility is established and to amortize such costs over periods ranging from three to ten years. The Company also capitalizes costs incurred in the development of computerized databases, which are amortized over periods of three to twenty years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. In 1999, 1998 and 1997, approximately $1,927,000, $3,658,000, and $5,307,000, respectively, of these costs were capitalized and approximately $2,776,000, $1,630,000, and $2,950,000, respectively, were amortized (excluding impairment writedowns of $5,359,000 in 1998 and $5,955,000 in 1997).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLEN TELECOM INC.

EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED (GOODWILL): The excess of investments in consolidated subsidiaries over the net asset value at acquisition is being amortized on a straight-line basis over periods not exceeding forty years. The Company's policy is to evaluate goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss, if required, would be recorded in the period such determination is made based on the fair value of the related businesses. Goodwill is net of accumulated amortization of $24,896,000 and $18,057,000 as of December 31, 1999 and 1998, respectively.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while revenues and expenses are translated at the average exchange rate during the year. Adjustments from translating foreign subsidiaries' financial statements are excluded from the results of operations and are reported as a component of Accumulated other comprehensive loss.

RESEARCH AND DEVELOPMENT COSTS: Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $26,317,000, $28,812,000, and $26,137,000 in 1999, 1998, and 1997, respectively. In addition, the Company incurred other engineering expenses relating to product development (that do not meet the accounting definition of "Research and Development") in the amount of $1,629,000, $1,930,000, and $4,230,000, in 1999, 1998, and 1997,
respectively.

STOCK BASED COMPENSATION: The Company accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, no compensation cost has been recognized for its fixed stock option plans. However, the Company presents the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." See Note 4 for additional information.

INCOME TAXES: Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

EARNINGS PER COMMON SHARE: Basic earnings per share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share are based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. A reconciliation of the Basic and Diluted shares are provided below (in thousands):

                                                 1999         1998        1997

Weighted average common
  shares outstanding - Basic                    27,480       27,220       26,920
Additional common shares
  issuable for stock options                       180          150          420
--------------------------------------------------------------------------------
Common shares - Diluted                         27,660       27,370       27,340

DERIVATIVES FINANCIAL INSTRUMENTS: The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998, which will now be effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. Accordingly, the Company will adopt the provisions of the standard on January 1, 2001. The Company utilizes hedging activities primarily in its foreign subsidiaries to limit foreign currency exchange rate risk on receivables. The Company has not yet determined the effect, if any, of the adoption of this Statement on results of operations and financial position.

NOTE 2: FINANCING

Long-term obligations consisted of the following (amounts in thousands):

                                                         1999            1998

Credit agreement borrowings                          $  46,235        $  39,282
Floating rate industrial revenue
 bonds due 2012 - 2025                                  11,900           15,500
Senior notes payable due 2001 - 2007                    65,000           65,000
Capital lease obligation                                  --             12,659
Other                                                      350              706
Unamortized debt expense                                (1,070)          (1,400)
--------------------------------------------------------------------------------
                                                       122,415          131,747
Less current maturities                                 (1,510)          (3,070)
--------------------------------------------------------------------------------
                                                     $ 120,905        $ 128,677

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLEN TELECOM INC.

The Company has a domestic revolving credit agreement in the aggregate amount of $100,000,000 expiring December 31, 2001. Of the total $100,000,000 commitment at December 31, 1999, $19,300,000 has been utilized for the issuance of letters of credit relating principally to the Company's industrial revenue bonds and a deferred payment relating to the Company's acquisition of Mikom G.m.b.H., together with most of the shares of two related European entities. The outstanding borrowings under this domestic revolving credit agreement totalled $41,500,000 at December 31, 1999. The balance of funds available under the revolving credit agreement may be utilized for borrowings or other letters of credit; however, a maximum of $50,000,000 may be allocated to such letters of credit. At December 31, 1999, $39,200,000 was available under this agreement. This obligation is collateralized by substantially all domestic assets. The Company has also pledged 65% of the stock of applicable foreign subsidiaries in support of this obligation. Interest may be determined on a LIBOR or prime rate basis at the Company's option. The Company has agreed to pay a facility fee in the range of .2% to .4% per annum on the total amount of the commitment. During 1999, the average interest rate for all domestic credit agreement borrowings was 7.5%.

The Company also has short-term credit lines utilized by its European subsidiaries. At year-end, direct borrowings under these agreements totalled $671,000; an additional $39,500,000 remained unused. These credit lines bear interest based on LIBOR. Foreign long-term debt includes long-term arrangements at fixed and variable rates with the Industry Ministry of Italy totalling $1,192,000 (due 2000 - 2008), and variable rate borrowings with various international banks of $3,799,000 (due 2000 - 2005).

Further, two of the aforementioned arrangements are mortgage notes, under which the Company has pledged the respective land and buildings as collateral. These facilities had an aggregate net book value of $8,551,000 at year-end 1999. During 1999, the average interest rate for all foreign credit arrangements approximated 5.3%. The floating rate industrial revenue bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the bonds, which approximated 5.6% at December 31, 1999. The average interest rate for all industrial revenue borrowings approximated 3.3% during 1999.

In 1997, the Company issued $65,000,000 of notes in a private placement transaction. These notes have a weighted average life of 7 1/2 years and a weighted average interest rate of 6.65%. The notes are collateralized and rank equally with the Company's other secured indebtedness. A portion of the proceeds was used to prepay a $15,000,000 note payable. As a result of such prepayment, the differences between the call premium and costs of reacquisition and net carrying amount of the debt in the pretax amount of $996,000, or $.02 per basic and diluted share after related income tax benefit, has been reported as an "Extraordinary item" in the Consolidated Statement of Operations.

The aggregate maturities of long-term obligations for the years 2000 through 2004 are as follows (amounts in thousands):

         2000     2001     2002     2003    2004
         ---------------------------------------
         $1,510   $45,388  $11,502  $11,369 $8,206

The Company's borrowing agreements include various restrictive covenants as to the amount and type of indebtedness, investments and guarantees, maintenance of net worth, working capital, earnings before interest, taxes, depreciation and amortization, the purchase or redemption of the Company's shares and the disposition of assets of the Company not in the ordinary course of business.


NOTE 3: OTHER ASSETS, LIABILITIES AND INCOME

Other assets consisted of the following (amounts in thousands):

                                                        1999      1998

Capitalized computer software and database files     $ 7,365   $ 8,894
Insurance deposits                                     7,765     5,850
Other                                                 17,893    13,221
----------------------------------------------------------------------
                                                     $33,023   $27,965

Other liabilities consisted of the following (amounts in thousands):

                                                        1999      1998

Minority interests                                   $   563   $ 6,297
Long-term pension and postretirement benefits          5,973     6,212
Other                                                  3,534     4,391
----------------------------------------------------------------------
                                                     $10,070   $16,900

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLEN TELECOM INC.

The components of Other income, net pertains principally to gains and losses from telecommunication investments and is comprised of the following (amounts in thousands):

                                 1999            1998           1997


RF Micro Devices Inc.        $   (165)       $ 14,400        $    300
NextWave Telecom Inc.           3,500          (6,638)           --
Other                              35          (1,697)          1,585
---------------------------------------------------------------------
                             $  3,370        $  6,065        $  1,885

In 1998, the Company sold its investment in RF Micro Devices. This investment was accounted for pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Accordingly, in 1997, such investment was adjusted to fair value with the resultant unrealized appreciation, net of related income tax effects, and included in Stockholders Equity as "Accumulated other comprehensive income
(loss)". Also, in 1998, the Company recognized an impairment in the entire carrying value of its investment in and receivable from NextWave Inc. (a C-Block wireless communications carrier) as certain subsidiaries of NextWave filed for relief under Chapter 11 of the United States Bankruptcy Code. In 1999, the Company sold its investment in NextWave and recognized the above noted gain. Also in 1998, the Company wrote off its investment in Windata Inc. as a result of that company's decision to liquidate with no recovery to the Company. Other income in 1997 relates primarily to a gain from the sale of an investment in a telecommunications company.

NOTE 4: CAPITAL STOCK AND STOCK COMPENSATION PLANS

The Company is authorized to issue up to 50,000,000 shares of common stock, $1.00 par value, and 3,000,000 shares of preferred stock, without par value, in one or more series. In addition, 500,000 shares of Series C Junior Participating Preferred Stock are authorized for issuance under the Company's Stockholder Rights Plan. The Company can fix the powers, designations, preferences and rights of each of the preferred stock series. The Company has two active stock option plans, the 1992 Stock Plan and the 1994 Non-Employee Directors Stock Option Plan. The 1982 Stock Plan, under which options still remain outstanding, was terminated in 1992.

The Company's 1992 Stock Plan provides for the granting of options (and restricted shares as discussed below) to key employees as determined by the Management Compensation Committee of the Board of Directors. The total number of shares for which the Company may grant options and award restricted shares of common stock under the 1992 Stock Plan cannot exceed 3,528,221 shares, subject to certain adjustments. Options are awarded at a price not less than the fair market value on the date the option is granted, have a ten-year term whereby 50% of the option shares vest after two years and an additional 25% in each of years three and four. Options may contain stock appreciation rights under which the Company, upon request of the optionee, may, at its discretion, purchase the exercisable portion of an option for cash and/or shares at a price equal to the difference between the option price and the market price of the shares covered by such portion of the option in lieu of issuing shares upon exercise. There were no exercises of stock appreciation rights in 1999, 1998 and 1997.

Pursuant to the 1994 Non-Employee Directors Stock Option Plan, the total number of shares to be issued may not exceed 278,528 shares. Each Non-Employee Director who previously had not been employed by the Company automatically receives an option to purchase 3,000 shares of common stock per year ("Formula Awards"). No Non-Employee Director who previously has been employed by the Company is eligible to receive Formula Awards. Non-Employee Directors who have been previously employed by the Company are eligible to receive discretionary awards of options to purchase shares of common stock under the 1994 Stock Plan. Formula awards and discretionary awards granted under the 1994 Stock Plan have a ten-year term and vest in the same manner as the 1992 Stock Plan, subject to certain accelerated vesting upon the cessation of service.

In addition to the foregoing, certain Non-Employee Directors may receive non-qualified discretionary awards of options to purchase shares of common stock which are not pursuant to the 1994 Stock Plan. The options which are not pursuant to the 1994 Stock Plan are awarded at a price not less than the fair market value on the date the option is granted, have a ten-year term and either vest ~33 1/3% on each of the first, second and third anniversaries of the grant or vest in the same manner as the 1992 and 1994 Stock Plans, depending upon the grant. Additionally, the non-qualified awards are subject to certain accelerated vesting upon cessation of service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ALLEN TELECOM INC.

The following table summarizes the status of outstanding options as of December 31, 1999:

                   STOCK OPTIONS OUTSTANDING
               ------------------------------------
                             WEIGHTED AVERAGE          STOCK OPTIONS EXERCISABLE
                             ----------------          -------------------------
RANGE OF                      CONTRACTUAL     EXERCISE          WEIGHTED AVERAGE
EXERCISE PRICES   SHARES          LIFE         PRICE     SHARES   EXERCISE PRICE

$ 4.79 - $10.77   1,155,555    7.83 years     $ 7.37      185,555     $ 6.58
$11.27 - $19.97   1,025,448    6.53 years     $15.91      547,773     $15.59
$20.00 - $28.00   442,761      6.17 years     $21.55      362,553     $21.59
----------------------------------------------------    ---------     ------
$ 4.79 - $28.00   2,623,764    7.04 years     $13.10    1,095,881     $16.05

Stock option activity for the three years ended December 31, 1999 is summarized as follows:
                                                                   WEIGHTED
                                                                    AVERAGE
                                                                   EXERCISE
                                                  SHARES            PRICE
                                                --------------------------

Balance, December 31, 1996                      1,709,464           $14.19
         Granted (weighted average
          fair value $9.97)                       498,500           $18.11
         Exercised                               (146,872)          $12.07
         Terminated and cancelled                 (92,389)          $19.61
--------------------------------------------------------------------------
Balance, December 31, 1997                      1,968,703           $15.08
         Granted (weighted average
          fair value $8.79)                       558,600           $15.55
         Exercised                                (56,094)          $ 6.06
         Terminated and cancelled                (353,110)          $18.02
--------------------------------------------------------------------------
Balance, December 31, 1998                      2,118,099           $14.96
         Granted (weighted average
          fair value $4.63)                     1,032,500
                                                                    $ 7.58
         Exercised                               (246,246)          $ 4.30
         Terminated and cancelled                (280,589)          $14.51
--------------------------------------------------------------------------
 Balance, December 31, 1999                     2,623,764           $13.10

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants: expected volatility of 56%, 51% and 47%, risk free interest rates of 5.49%, 5.31% and 6.38%, and expected lives of
7.1 years, 6.3 years and 6.2 years for 1999, 1998 and 1997, respectively. The calculations assume no future dividend payments for grants in 1999, 1998 and 1997.

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

Restricted stock activity for the three years ended December 31, 1999 is summarized as follows:
                                                              SHARES


Balance, December 31, 1996                                  274,930
         Granted (weighted average fair value $18.94)        40,000
         Vested                                             (11,848)
         Terminated and cancelled                           (17,626)
--------------------------------------------------------------------------------
 Balance, December 31, 1997                                 285,456
         Granted (weighted average fair value $16.50)        20,000
         Vested                                             (37,365)
         Terminated and cancelled                           (62,841)
--------------------------------------------------------------------------------
 Balance, December 31, 1998                                 205,250
         Granted (weighted average fair value $8.00)         50,000
         Vested                                              (2,517)
         Terminated and cancelled                           (18,434)
--------------------------------------------------------------------------------
 Balance, December 31, 1999                                 234,299

Unearned compensation with respect to restricted shares, representing the fair value of the restricted shares at the date of award, is charged to income over a ten-year period or the period of actual vesting whichever is shorter. Compensation expense with respect to restricted shares, net of forfeitures, amounted to $193,000 in 1999, $26,000 in 1998, and $424,000 in 1997.

At December 31, 1999 and 1998, 3,773,797 and 3,823,344 common shares, respectively, were reserved for outstanding stock options and for future grants of stock options and restricted shares under all Stock Plans. If the Company had elected to recognize compensation cost for its stock based compensation plans based on the fair value at the grant dates for awards under those plans in accordance with SFAS No. 123, net income and earnings per common share would have been reduced to the pro forma amounts below (amounts in thousands, except per share data):

                                              1999          1998        1997
Net income (loss):
                  As reported              ($2,855)       ($10,222)     $23,349
                  Pro forma                ($5,035)       ($12,042)     $21,562
Earnings (loss) per common share:
         Basic:
                  As reported                ($.10)          ($.38)        $.87
                  Pro forma                  ($.18)          ($.44)        $.80
         Diluted:
                  As reported                ($.10)          ($.38)        $.86
                  Pro forma                  ($.18)          ($.44)        $.80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLEN TELECOM INC.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company's leases consist primarily of facilities and equipment and expire principally between 2000 and 2004. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases approximated $4,400,000 in 1999, $3,900,000 in 1998 and $4,600,000 in 1997.
Future minimum payments under noncancelable operating leases as of December 31, 1999 were as follows (amounts in thousands):

     2000      2001      2002      2003      2004      Total
     ---------------------------------------------------------
     $3,051    $3,046    $2,818    $2,655    $1,365    $12,935

The Company is self-insured for health care and workers compensation up to predetermined amounts above which third party insurance applies. The Company is fully insured through third party insurance for general liability and product liability. The Company is contingently liable to insurance carriers under its workers compensation and liability policies and has provided letters of credit in favor of these carriers in the amount of $1,045,000.

In 1996, the Company entered into an agreement to make an equity investment in NextWave Telecom Inc. ("NextWave"), and whereby NextWave agreed to purchase $50,000,000 of equipment and services over a five-year period from the Company. In connection with this agreement, subject to certain preconditions that have not yet occurred, the Company agreed to provide secured product financing in addition to its investment. In 1998, certain subsidiaries of NextWave filed for relief under Chapter 11 of the United States Bankruptcy Code and in 1999 the Company sold its equity investment in NextWave; accordingly, this commitment is, at this time, unlikely to be fulfilled.

In the normal course of business the Company is subject to legal proceedings, lawsuits and other claims involving such matters as product liability, casualty claims and employment practices. In the opinion of management, after review and consultation with counsel, the Company is not presently party to any such litigation that would have a material adverse effect on its business, consolidated financial position, results of operations or cash flow.

The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices, and procedures are properly designed to reasonably prevent risk of environmental damage and financial liability to the Company.

The Company has identified potential environmental damage at one formerly occupied manufacturing facility. In this regard, the Company engaged a contractor to evaluate the site and determine the cost, if any, to resolve environmental damage at this site. While the ultimate cost cannot yet be specifically determined, the Company currently believes the costs of remediation will not exceed $200,000. The Company also believes it is reasonably possible that environmental related liabilities may exist with respect to one industrial site formerly occupied by the Company. Based upon environmental site assessments, the Company believes that the cost of any potential remediation, for which the Company may ultimately be responsible, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

NOTE 6: PENSION AND POSTRETIREMENT BENEFIT PLANS

The Company has noncontributory pension plans covering the majority of its full-time domestic employees. Plans covering salaried employees provide benefits that are based on years of service and compensation during the ten-year period prior to retirement, while for hourly employees it typically provides benefits based on specified amounts for each year of service. In 1999, the Company merged its Corporate and Hourly pension plans. Domestic pension costs are funded in compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended, as employees become eligible to participate, generally upon employment.

Net periodic pension cost of continuing operations for the Company's plans included the following components (amounts in thousands):

                                                1999          1998         1997
Service cost benefits
    earned during the year                    $ 1,413      $ 1,549      $ 1,204
Interest cost on the
    projected benefit obligation                2,404        2,261        2,244
Actual income on plan assets                   (5,970)      (1,779)      (5,602)
Net settlement gain                                13          (29)        --
Net amortization and deferral                   3,395         (880)       3,576
-------------------------------------------------------------------------------
Net periodic pension cost                     $ 1,255      $ 1,122      $ 1,422

Plan assets consist principally of equity securities (including 92,000 common shares of the Company).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLEN TELECOM INC.

A reconciliation of the plans' projected benefit obligation, fair value of plan assets, and funding status is as follows (amounts in thousands):

                                                          1999             1998
Projected benefit obligation:
         Balance, beginning of year                     $ 35,348       $ 31,341
         Service cost                                      1,413          1,549
         Interest cost                                     2,404          2,261
         Benefits paid                                    (2,241)        (2,076)
         (Gain)/Loss recognized                           (4,215)         2,856
         Settlements and other                             1,170           (583)
-------------------------------------------------------------------------------
                                                        $ 33,879       $ 35,348
Fair value of plan assets:
         Balance, beginning of year                     $ 28,312       $ 28,086
         Return on assets                                  5,970          1,779
         Employer contributions                              485            523
         Benefits paid and plan expenses                  (2,241)        (2,076)
-------------------------------------------------------------------------------
                                                        $ 32,526       $ 28,312
Funding Status:
         Projected benefit obligation                   $(33,879)      $(35,348)
         Fair value of plan assets                        32,526         28,312
-------------------------------------------------------------------------------
         Unfunded obligation                              (1,353)        (7,036)
         Unrecognized:
                  Net (gain)/loss                         (4,842)         2,190
                  Prior service cost                       1,942          1,739
                  Transition assets                          (76)          (135)
         Additional minimum liability                       --             (694)
-------------------------------------------------------------------------------
                  Accrued liability                     $ (4,329)      $ (3,936)

With respect to certain of the Company's pension plans, the accumulated pension obligation exceeds the fair value of the plan assets, as follows (amounts in thousands):

                                                       1999              1998

Accumulated benefit obligation                       $4,282            $7,502
Related fair value of plan assets                         -             2,767

The weighted average rates used in determining pension cost for the plans are:

                                                       1999             1998

Discount rate                                        7 3/4%            6 3/4%
Expected rate of increase in compensation                5%                5%
Expected long-term rate of return on plan assets     9 3/4%            9 3/4%

The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The components of the expense for postretirement health care and life insurance benefits from continuing operations are as follows (amounts in thousands):

                                                     1999       1998      1997
Service cost benefits
    attributed to service during period              $   3      $   4     $   6
Interest cost on accumulated
    postretirement benefit obligation                  101        105       110
Amortization of (gain) loss                             (1)         2        (3)
--------------------------------------------------------------------------------
Net postretirement health care cost                  $ 103      $ 111     $ 113

The components of the accumulated postretirement benefit obligations (all of which are unfunded) are as follows (amounts in thousands):


                                                 1999         1998         1997

Retirees                                        $1,409       $1,403       $1,319
Fully eligible active
    plan participants                              125           69           96
Other active plan
         participants                             --             72           87
Unrecognized net gain                              110           60           74
--------------------------------------------------------------------------------
Accumulated postretirement
         benefit obligations                    $1,644       $1,604       $1,576

A reconciliation of the accumulated postretirement benefit obligation is as follows (amounts in thousands):

                                                          1999            1998

Balance as of January 1                                  $ 1,604        $ 1,576
Net postretirement benefit cost:
         Service cost                                          3              4
         Interest Cost                                       101            105
         Amortization of gains/(losses)                       (1)             2
Actual benefits paid                                         (63)           (83)
--------------------------------------------------------------------------------
Balance as of December 31                                $ 1,644        $ 1,604

The actuarial calculation assumed a health care cost trend rate of 8.4% for 1999 (9.2% in 1998 and 9.6% in 1997). The assumed trend rate was reduced based on the most current data. The assumed rate decreases approximately .4% per year through the year 2009 to 5.0% and remains constant beyond that point. Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change (plus or minus) in the assumed health care cost trend rules would have the following effects (amounts in thousands):

                                                  Plus 1% Point   Minus 1% Point
Effect on total of service and
    interest cost components                          $   4          $  (4)
Effect of postretirement benefit obligation           $  47          $ (42)

The weighted average discount rate used in determining the accumulated postretirement benefit obligations was 7.75% in 1999, 6.75% in 1998 and 7.25% in 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLEN TELECOM INC.

NOTE 7: INCOME TAXES
Information with respect to income taxes in continuing operations is as follows (amounts in thousands):

                                                 1999         1998         1997

Income (loss) before taxes
    and minority interests:
         Domestic                            $(21,804)    $(22,892)    $  5,351
         Foreign                               16,392       14,338       41,362
--------------------------------------------------------------------------------
                                             $ (5,412)    $ (8,554)    $ 46,713
(Benefit) Provision for
    income taxes:
         Current:
                  Federal                    $(11,779)    $ (6,206)    $  2,247
                  Foreign                       9,363       10,661       22,867
                  State and local                 400          550          766
--------------------------------------------------------------------------------
                                               (2,016)       5,005       25,880
--------------------------------------------------------------------------------
         Deferred:
                  Federal                        (946)      (5,472)      (5,275)
                  Foreign                       1,740       (4,571)        (542)
                  State and local                (622)        (272)      (2,340)
--------------------------------------------------------------------------------
                                                  172      (10,315)      (8,157)

--------------------------------------------------------------------------------
                                             $ (1,844)    $ (5,310)    $ 17,723

A reconciliation of the (benefit) provision for income taxes at the U.S. Federal statutory rate of 35% to the reported tax is as follows (amounts in thousands):

                                                 1999         1998         1997

(Benefit) provision computed at
    the U.S. Federal statutory rate          $ (1,894)    $ (2,994)    $ 16,350
State and local income taxes,
    net of Federal income tax effect              246          311       (1,023)
Net higher tax rates on foreign income          1,229          406        7,016
Benefit of foreign sales corporation
    and other tax credits                      (1,025)      (1,513)      (2,115)
Impact of tax rate change on prior
    undistributed foreign earnings               (998)      (3,670)        --
Other, net                                        598        2,150       (2,505)
--------------------------------------------------------------------------------
                                             $ (1,844)    $ (5,310)    $ 17,723

The following table summarizes the Company's total provision (benefit) for income taxes (amounts in thousands):

                                                 1999         1998         1997

Continuing operations                        $ (1,844)    $ (5,310)    $ 17,723
Discontinued operations                         1,403       (2,640)        --
Extraordinary item                               --           --           (364)
Tax benefit of carryforward
         allocated to goodwill                   --           --          6,085
Allocated to equity:
         Unrealized appreciation
         on investment securities                --           --          4,027
         Stock options                           (415)        (139)        (653)
         Pension gain (loss)                      148         (148)         149
--------------------------------------------------------------------------------
                                             $   (708)    $ (8,237)    $ 26,967

The components of deferred tax assets (liabilities) are comprised of the following as of December 31, 1999 and 1998 (amounts in thousands):

                                                          1999             1998
Gross deferred tax assets:
         Inventory                                      $  7,108       $  5,718
         Bad debt reserves                                   802          3,506
         Pensions and deferred
            compensation                                   1,910          1,605
         Tax credit carryforwards                          3,280          2,546
         Plant consolidation reserve                       2,330          4,405
         Net operating loss carryforwards                 20,268         11,512
         Unremitted foreign earnings                       6,268          4,747
         Other                                               941          1,724
--------------------------------------------------------------------------------
                                                          42,907         35,763

Gross deferred tax liabilities:
         Intangible assets                                (1,543)        (1,808)
         Depreciation                                       (320)        (1,370)
         Deferred start-up costs                            --           (1,850)
         Other                                            (9,613)        (8,595)
--------------------------------------------------------------------------------
                                                         (11,476)       (13,623)
--------------------------------------------------------------------------------
Net deferred tax asset                                  $ 31,431       $ 22,140

During 1999, 1998, and 1997, general business tax credits of approximately $600,000, $835,000 and $900,000 generated in the respective years were used to reduce the provision for income taxes. At December 31, 1999, the Company has available alternative minimum tax credits in the amount of $476,000 available to reduce future Federal income tax liabilities.

United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $55,000,000 at December 31, 1999. While the amount of federal income taxes, if such earnings are distributed in the future, cannot now be determined, such taxes may be reduced by tax credits and other deductions.

The Company has U.S. net operating loss carryforwards totalling approximately $58,000,000 available to reduce future taxable income. Of such carryforwards, $4,800,000 expires in 2011 and $53,200,000 in 2018 through 2019. At December 31,
1999, the Company has recorded a net U.S. deferred tax asset pertaining to the recognition of the benefit on the aforementioned operating loss carryforwards, net deductible temporary differences and tax credits in the amount of approximately $31,200,000 and has not provided any valuation allowance with respect thereto. The Company believes the realization of this asset is "more likely than not."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLEN TELECOM INC.

NOTE 8: INDUSTRY SEGMENT AND GEOGRAPHIC DATA

The Company conducts its business through two segments, based on products provided and services rendered: Telecommunications Equipment Manufacturing and Wireless Engineering Services. Telecommunications Equipment Manufacturing consists of three product lines: Systems Products, Site Management and Other Non-Antenna Products, and Mobile and Base Antennas.
The following shows the operating results and asset positions for each of the reportable segments for the years ended December 31, 1999, 1998, and 1997 (amounts in thousands).

                                          1999         1998          1997
Results of Operations:
  Segment Results:
    Telecommunications
       equipment manufacturing        $  11,098    $  12,256    $  60,812
    Wireless engineering services         1,034       (7,867)      (2,573)
--------------------------------------------------------------------------------
                                         12,132        4,389       58,239
  Other income, net                       3,370        6,065        1,885
  Goodwill amortization                  (7,020)      (6,295)      (3,404)
  General corporate expenses             (5,748)      (5,908)      (6,956)
  Interest expense, net                  (8,146)      (6,805)      (3,051)
--------------------------------------------------------------------------------
Income (loss) before taxes
  and minority interests              $  (5,412)   $  (8,554)   $  46,713

Assets:
  Segment Assets:
    Telecommunications
      equipment manufacturing         $ 248,148    $ 244,487    $ 271,046
    Wireless engineering services        14,579       16,527       20,918
--------------------------------------------------------------------------------
                                        262,727      261,014      291,964
  Goodwill                              134,723      131,939      126,923
  Assets of discontinued
    emissions testing business             --         25,799       33,363
  Deferred income taxes                  37,247       24,175        7,244
  Other general corporate assets         16,733       22,658       54,939
--------------------------------------------------------------------------------
Total assets                          $ 451,430    $ 465,585    $ 514,433

Sales to external customers:
  Telecommunications equipment
    manufacturing                     $ 311,137    $ 360,589    $ 396,828
  Wireless engineering services          22,560       27,415       35,680
--------------------------------------------------------------------------------
  Total sales                         $ 333,697    $ 388,004    $ 432,508

Depreciation and
  software amortization:
    Telecommunications
      equipment manufacturing         $  14,296    $  13,990    $  12,072
    Wireless engineering services         3,264        3,510        3,532
Fixed asset and capitalized
  software additions:
    Telecommunications
      equipment manufacturing         $  10,730    $  18,361    $  24,220
    Wireless engineering services           643        3,635        3,296

The distribution of the Company's geographic sales and long-lived assets (excluding deferred income tax) is as follows (amounts in thousands):

Sales:                                     1999         1998         1997
   United States                      $ 177,256    $ 230,997    $ 272,346
   Italy                                110,701      113,401      117,607
   Germany                               55,055       50,905       48,622
   Other                                 59,429       71,115       69,309
   Intergeographic                      (68,744)     (78,414)     (75,376)
--------------------------------------------------------------------------
                                      $ 333,697    $ 388,004    $ 432,508

Long-lived assets:                         1999         1998         1997
   United States                      $ 190,950    $ 220,505    $ 249,071
   Italy                                 12,650       13,347       12,484
   Germany                                8,181        7,487        7,014
   Other                                  5,218        5,097        3,828
--------------------------------------------------------------------------
                                      $ 216,999    $ 246,436    $ 272,397

Sales by product line for the Telecommunications Equipment Manufacturing segment are presented in the bar charts on page 28.

NOTE 9: ACQUISITIONS AND DISPOSITIONS

In 1999, the Company acquired the remaining outstanding 26% minority interest in its Mikom G.m.b.H. ("Mikom") subsidiary, together with most of the shares in two related European entities. Total consideration was approximately $17,556,000, including $9,290,000 paid in cash in 1999 and $8,266,000 payable, in cash, in the future (included in Accounts Payable).

In 1998, the Company acquired additional minority interests in several subsidiaries. In June 1998, the Company acquired an additional 10% of Telia S.A. ("Telia") in France bringing its ownership interest to 72%. In July 1998, the Company acquired the remaining 40% minority interest of Mikom Vertriebs und Service G.m.b.H., in Austria. In October 1998, the Company acquired an additional 12% interest in Mikom, bringing its total interest to 74%. In November 1998, the Company acquired the remaining outstanding 35.7% minority interest in Tekmar Sistemi S.r.l. in Italy. All such transactions were in cash and aggregated approximately $15,400,000.

In 1997, the Company acquired the remaining 20% minority interest in FOR.E.M. S.r.l. ("FOREM"). In a series of transactions to acquire this 20% minority interest, the Company paid $31,297,000 in cash and 261,014 shares of the Company's common stock with an aggregate value of approximately $6,000,000. The final purchase price was contingent upon the net income of FOREM's 1997 fiscal year. The final cash payment in the amount of approximately $26,400,000 was paid in 1998. In 1997, the Company acquired 62% of the stock of Telia for a purchase price comprised of approximately $3,000,000 in cash and shares of the Company's stock. This transaction was recorded under the purchase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLEN TELECOM INC.

method of accounting. The remaining 28% ownership interests of Telia, which are held by senior Telia management, is subject to put and call options, which provide for a purchase price based upon future operating results.

On March 1, 1999, the Company sold its MARTA Technologies, Inc. ("Marta") subsidiary, which operated its discontinued centralized automotive emissions testing business, to a subsidiary of Environmental Systems Products, Inc. (ESP). Pursuant to the terms of the agreement, the Company received cash of $9,387,000 and a three year, $3,000,000, 12% installment note in exchange for the outstanding capital stock of Marta. Previously contingent purchase price in the amount of $2,000,000 was earned, when, in February 2000, ESP was awarded an emissions testing contract. The additional purchase price consideration is in the form of a 12% installment note. Accordingly, the Company expects, in the first quarter of 2000, to report additional gain from disposal of discontinued operations, as finally determined, net of related income taxes. The gain on sale of this discontinued operation, in the amount of $2,363,000 is net of related income taxes in the amount of $1,403,000. In 1998, the Company recognized an additional loss for this business in the pretax amount of $7,350,000, $4,710,000 after related income tax benefit of $2,640,000, relating principally to the diminution in the estimated value of an emissions testing program.

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

LONG-TERM INVESTMENTS: It is not practicable to estimate the fair value of the Company's 8% investment in the common stock of its former specialty rubber products business including certain other investments in telecommunications companies because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts recorded at December 31, 1999 and December 31, 1998 reflect the corresponding fair value.

LONG-TERM DEBT: The fair values of the Company's long-term debt either approximate fair value or are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

OFF-BALANCE-SHEET INSTRUMENTS: The Company utilizes letters of credit to back certain financing instruments, insurance policies and payment obligations. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined. The Company enters into foreign currency contracts to offset the impact of currency rate changes related to accounts receivable and certain payment obligations. The fair value of such contracts are based on quoted market prices of comparable contracts. The carrying amounts and fair values of financial instruments at December 31, 1999 and 1998 are as follows (amounts in thousands):

                                                   Carrying Amount          Fair Value
                                                -----------------------------------------
                                                   1999       1998      1999        1998
Cash and cash equivalents                       $ 22,085   $ 19,900   $ 22,085   $ 19,900
Non-current investments                            4,334      5,195      4,334      5,195
Long-term debt                                   124,156    141,633    124,156    145,175
Off balance sheet financial instruments:
         Letters of credit                         6,933      1,220      6,933      1,220
         Foreign currency net sales contracts     14,746      5,523     14,204      5,519

NOTE 11: SUPPLEMENTAL CASH FLOW DISCLOSURE

The following non-cash items were effected and are not reflected in the Consolidated Statement of Cash Flows:

As described in Note 9, the Company sold Marta assets of $22,958,000 and, further, the purchaser assumed a $12,436,000 capital lease obligation.

In 1999, the Company purchased the remaining outstanding interest in Mikom and two affiliated European companies. This acquisition resulted in additional Goodwill of $9,608,000. This acquisition also increased Accounts Payables by $8,266,000 and eliminated minority interest liability of $6,500,000.

There were no significant non-cash transactions in 1998.
In 1997, the Company acquired 62% of Telia and the remaining 20% minority interest in FOREM, in exchange for, in part, 289,389 shares of its common stock.

In 1997, the Company owned common stock and warrants in RF Micro Devices, Inc. On December 31, 1997, the Company increased its investment value to reflect its current trading value on that date of $12,668,000, and recorded the related unrealized appreciation in the pretax amount of $9,588,000 ($5,561,000 after related income tax effect) to Stockholders' Equity as "Accumulated other comprehensive income (loss)."

Information with respect to cash paid during the year for interest and taxes is as follows:

                              1999          1998          1997
Interest paid            $ 9,240,000   $ 8,020,000   $ 4,097,000
Interest capitalized            --         286,000       220,000
Income taxes paid, net     8,605,000    24,096,000    27,514,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLEN TELECOM INC.


NOTE 12: SPECIAL CHARGES

In 1999, 1998 and 1997, the Company incurred special charges pertaining to the discontinuation of certain product lines, the closing and consolidation of manufacturing facilities and other items. Such costs are included in the Consolidated Statement of Operations as follows (amounts in thousands):

                                                           1999      1998      1997
Cost of sales                                            $ 6,109   $12,539   $ 3,957
Selling, general and administrative expenses               5,877     6,886     5,693
Research and development and product engineering costs       325      --        --

------------------------------------------------------------------------------------
                                                         $12,311   $19,425   $ 9,650

In 1999, such costs included provisions for the closure of a manufacturing facility, the termination of substantially all employees (principally direct labor) and for a loss on the sale of the facility and disposal of equipment. The following is a summary of the exit costs incurred (amounts in thousands, except employee data):
                                       Severance
                                  ---------------------
                                                            Sale of
                                               Number of    Building
                                   Accrual     Employees  And Equipment   Other
Accrual                            $1,531         115        $3,764      $1,110
Charged against accrual              (157)        (22)       (1,493)       (593)

--------------------------------------------------------------------------------
Balance,
   December 31, 1999               $1,374          93        $2,271      $  517

The Company's plans call for the complete discontinuance of operations for the facility in early 2000.


NOTE 13: UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly financial data are summarized as follows (amounts in thousands, except per share amounts):

                                                MARCH 31           JUNE 30           SEPT. 30            DEC. 31
1999
Sales                                           $ 75,913           $ 77,501          $ 89,536          $ 90,747
Gross profit                                      22,230             23,357            25,848            17,714
Income (loss) from continuing operations          (1,436)                17             2,632            (6,431)
Gain from discontinued operations                  2,363               --                --                --
Net income (loss)                                    927                 17             2,632            (6,431)
----------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share
   Basic and Diluted:
        Continuing operations                   $   (.05)              --            $    .10          $   (.23)
        Discontinued operations                      .08               --                --                --
        Net income                                   .03               --                 .10              (.23)
----------------------------------------------------------------------------------------------------------------
                                               March 31          June 30           Sept. 30             Dec. 31
1998
Sales                                          $113,369          $ 98,013           $ 90,955           $ 85,667
Gross profit                                     35,748            17,662             21,928             19,262
Income (loss) from continuing operations          6,338           (11,134)             2,598             (3,314)
Loss from discontinued operations                  --                --               (4,710)              --
Net income (loss)                                 6,338           (11,134)            (2,112)            (3,314)
----------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share
   Basic and Diluted:
        Continuing operations                  $    .23          $   (.41)          $    .10           $   (.12)
        Discontinued operations                    --                --                 (.17)              --
        Net income (loss)                           .23              (.41)              (.07)              (.12)
----------------------------------------------------------------------------------------------------------------


Income (loss) from continuing operations in the third quarter of 1999 includes net gains in the amount of $3,013,000 ($.07 per basic and diluted share) pertaining principally to a gain on the sale of a telecommunications investment.

Net income for the three months ended December 31, 1999 includes a $998,000 deferred tax benefit, or $.04 per basic and diluted share, with respect to a change in the applicable income tax rate on the undistributed earnings (prior to 1999) of a foreign subsidiary.

In the fourth quarter of 1999, the Company recorded a $12,311,000 before-tax special charge to earnings, or $.29 per basic and diluted share after related income taxes. (See Note 12 for additional information.)

In the second quarter of 1998, the Company recorded a $15,800,000 before-tax special charge to earnings, or $.38 per basic and diluted share after related income taxes. Of this amount, $12,200,000 is recorded in cost of sales, and $3,600,000 in selling, general and administrative expenses. In the fourth quarter of 1998, the Company recorded a $3,600,000, before-tax special charge to earnings, or $.09 per basic and diluted share after related income taxes, of this amount, $300,000 is recorded in cost of sales, and $3,300,000 in selling, general and administrative expenses. Such charges relate to inventory, other asset write-off and employee terminations.

Income (loss) from continuing operations in the third quarter of 1998, includes net gains in the amount of $7,797,000, $.17 per basic and diluted share after related income taxes, from the sale of investments in telecommunication companies and the recognition of losses in other telecommunication ventures.

Similar to that mentioned above, net income for the three months ended September 30, 1998, includes a $3,700,000 deferred tax benefit, or $.13 per basic and diluted share, with respect to a change in the applicable income tax rate on the undistributed earnings (prior to 1998) of a foreign subsidiary.

REPORT of INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Allen Telecom Inc.

We have audited the accompanying consolidated balance sheet of Allen TeIecom Inc. and its subsidiaries (the "Company") as of December 31,1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Allen Telecom Inc. and its subsidiaries as of December 31, 1998 and for the years ended December 31, 1998 and 1997 were audited by other auditors whose report, dated February 16, 1999 (except as to paragraph five of Note 9, which is as of March 1, 1999), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Allen Telecom Inc. and its subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Cleveland, Ohio
February 16, 2000


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

The Audit Committee of the Board of Directors, comprised entirely of non-employee directors, meets regularly with management, the internal auditors and the independent accountants to review the results of their work and to satisfy itself that their responsibilities are being properly discharged. The internal auditors and independent accountants have full and free access to the Audit Committee and may have discussions regarding appropriate matters with and without the presence of management.

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

/s/ Robert G. Paul

Robert G. Paul
President and Chief Executive Officer

/s/ Robert A. Youdelman

Robert A. Youdelman
Executive Vice President and Chief Financial Officer

/s/ James L. LePorte

James L. LePorte, III
Vice President - Finance

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - ALLEN TELECOM INC.

Results of Operations
OVERVIEW
($ millions)                                                   1999                1998              1997
Sales                                                       $  333.7           $  388.0           $  432.5
Operating income (before financing costs,
  special charges and credits discussed below)                  12.0               11.6               57.1
Income (loss) before taxes and minority interests               (5.4)              (8.5)              46.7

In 1999, sales declined by $54.3 million, or 14%, due primarily to decreases in the sales of Site Management and Antenna products. Continued weakness in Asia and some parts of South America contributed to the weakness in sales. In addition, while the U.S. economy remained robust throughout 1999, the domestic wireless market saw only limited capital expenditures by wireless carriers to expand capacity, enhance quality, and increase coverage. These limited capital expenditures contributed to soft domestic sales for the Company. The Company has been encouraged by the quarter to quarter increases in sales throughout 1999. Second half 1999 sales, at $180.3 million, were $26.9 million or 18% greater than first half 1999. The Company's backlog of orders increased from $52.8 million at year-end 1998 to $84.9 million at year-end 1999. With the increase in sales over the last six months, and the 61% improvement in year-over-year backlog, the Company is optimistic of continued sales improvement in the year 2000.

The 10% decrease in sales in 1998 to $388.0 million from 1997 was due primarily to the unsettled climate for the global wireless telecommunications market. During 1998, economic dislocations in Asia were followed by economic disruption in South America, notably Brazil. In addition, European original equipment manufacturers ("OEMs") had excess inventory at a time when worldwide demand had decreased. The development of wireless networks in the U.S. had also slowed, affecting domestic sales.

In 1999, international sales constituted approximately 59% of total sales, compared with 58% in 1998, and 60% in 1997. Export sales from the U.S. are primarily to major wireless telephony companies and are typically payable in U.S. dollars. European sales are primarily to major OEMs and wireless operators in European currencies.

Operating income, representing income before financing costs and special charges and credits (as discussed below), increased from $11.6 million in 1998, or 3.1% of sales, to $12.0 million in 1999, or 3.6% of sales. Results were impacted by higher gross profit margins and reduction of costs attributable to the restructuring efforts in 1998. Operating income for 1998 decreased
$45.5 million, or 80%, from 1997. This decline was attributable to lower gross profit margins and the impact of fixed costs on lower sales (sales were down $44.5 million from 1997 to 1998).

As discussed below, in the fourth quarter of 1999, the Company announced the restructuring of certain operations. As a result, the Company incurred a $12.3 million before-tax special charge to earnings, or $.29 per basic and diluted share after related income taxes. These costs were offset, in part, by net gains from the sales of telecommunications investments in the amount of $3.0 million, or $.07 per basic and diluted share after related income taxes.

In 1998, the Company initiated a number of cost reduction efforts to improve and adjust operations to market conditions. These actions included, among others, the discontinuation of product development and marketing efforts on certain products, the consolidation of two manufacturing operations of the Systems product line, the formation of a worldwide Systems business, and the reorganization of the Company's North American-based sales force and Wireless Engineering Services business. As a result of these asset write-offs, severance and other costs associated with such actions, the Company incurred before-tax charges for the year of $19.4 million, or $.47 per basic and diluted share after related taxes. Such costs were offset, in part, by net gains from the sale of telecommunication investments as well as the recognition of loss reserves on other investments in the amount of $6.0 million, or $.14 per basic and diluted share after related income taxes.


RESULTS OF OPERATIONS BY SEGMENT

TELECOMMUNICATIONS EQUIPMENT MANUFACTURING
($ millions)                                     1999                 1998                  1997
Sales                                         $  311.1              $  360.6              $  396.8
Gross profit, % of sales                          26.7%                 25.0%                 36.4%
Operating expenses, % of sales                    14.1%                 13.3%                 13.5%
Research and development and
  product engineering, % of sales                  9.0%                  8.3%                  7.6%
Operating income                              $   11.1              $   12.3              $   60.8

Sales of telecommunications equipment declined 14% in 1999 from 1998 to $311.1 million. This sales decline was due essentially to the decrease in sales of the Site Management and Antenna Product lines. Sales of foreign operations were negatively impacted by the strong U.S. dollar in relation to the Euro. As a result of exchange differences, reported sales in the year ended December 31, 1999 were $2.8 million lower than the corresponding prior year period, assuming the exchange rates had remained the same. In 1998, reported sales were $6.7 million lower, as compared with 1997, due to similar exchange differences. Sales decreased 9% in 1998 to $360.6 million from 1997, due essentially to weakness in international sales, which decreased approximately $32 million, or 13%. The Site Management and Systems product lines were primarily affected by this decrease.

Sales of Systems products, which generally are comprised of booster and repeater products for cellular and Personal Communication Systems (PCS), test and measurement products, as well as indoor coverage products, increased 1% in 1999 to $93.4 million, as compared with $92.6 million in 1998. Systems products benefited in 1999 from large installation contracts in Switzerland, Italy, Brazil, and the United States.


(PRODUCT LINE SALES IN MILLIONS OF DOLLARS)

SYSTEMS
PRODUCTS

95 ....................  $95.1
96 ....................  $94.1
97 .................... $111.0
98 ....................  $92.6
99 ....................  $93.4



SITE MANAGEMENT
AND OTHER
NON-ANTENNA
PRODUCTS


95 .................... $112.9
96 .................... $159.3
97 .................... $197.3
98 .................... $184.5
99 .................... $143.3



MOBILE AND
BASE STATION
ANTENNAS


95 ...................   $73.8
96 ...................   $80.6
97 ...................   $88.5
98 ...................   $83.5
99 ...................   $74.4


WIRELESS
ENGINEERING
SERVICES

95 ...................  $24.8
96 ...................  $35.5
97 ...................  $35.7
98 ...................  $27.4
99 ...................  $22.6

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - ALLEN TELECOM INC.

These contracts substantially offset the 45% decrease in sales of the Extend-A-Cell(R) frequency translating repeater product in 1999. The 17% decrease in sales in 1998 to $92.6 million, as compared with $111.0 million in 1997, is primarily attributable to lower sales of the Extend-A-Cell(R) frequency translating repeater and microcell products.

Sales of Site Management and Other Non-antenna products, which include tower mounted amplifiers, filters, combiners and duplexers, decreased 22% to $143.3 million from 1998 sales of $184.6 million. Sales were adversely affected by the slowdown in OEM's production levels, particularly in the first half of 1999, a drop in sales of site management products to one specific wireless carrier, as well as lower tower mounted amplifier sales. The 6% decrease in 1998 to $184.6 million, compared with $197.3 million in 1997, was due to the slowdown in OEM production levels due to the Asian crisis as well as the OEMs having a high level of inventory at a time of decreasing worldwide demand.

The sales of Mobile and Base Station Antennas decreased 11% from $83.5 million in 1998 to $74.4 million in 1999. This decrease is primarily associated with lower sales of base station antennas, which were down 13% from 1998 levels, in both international and domestic markets. The 6% decrease in 1998 sales to $83.5 million, compared with $88.5 million in 1997, occurred mainly in the domestic market, as sales of base station antennas and land mobile antennas slowed significantly in the fourth quarter of 1998.

At December 31, 1999, the Company had an order backlog for the Telecommunications Equipment segment of $83.6 million, up from approximately $51.9 million at December 31, 1998, but below the $112.5 million backlog at December 31, 1997.

Gross profit margins improved slightly in 1999 as compared with 1998. Excluding the aforementioned special charges for the plant closing and discontinuance of product development efforts of $5.7 million in 1999 and $12.5 million in 1998, 1999 gross profit margins would have been flat with 1998 levels at 28.5%. Savings from previous restructuring efforts, as well as lower costs from in-country production in China, Mexico, and Brazil, offset continued pricing pressure during 1999. In 2000, the Company expects to see an improvement in margins due to savings from restructuring efforts and increased in-country production in China, Mexico, and Brazil. The 8.4 percentage point decline in profit margins from 1997 to 1998 was due primarily to pricing pressure, product mix, higher inventory obsolescence and warranty provisions.

Operating expenses, which consist of selling, general and administrative expenses, but exclude amortization of goodwill, decreased $4.0 million in 1999, due primarily to the aforementioned restructuring efforts during 1998 which reduced expenses. Special charges associated with these restructuring efforts were $5.9 million in 1999 and $4.3 million in 1998. Excluding these special charges the operating expenses would have been 12% of sales in both 1999 and 1998.

In the past few years, the Company has significantly increased its research and development (R&D) and product engineering costs in order to keep pace with the technological advances in the industry. While 1999 R&D spending was slightly lower than 1998, spending was maintained at a level which will provide sufficient resources to pursue opportunities considered essential for the Company's future. The Company anticipates that this trend of increased R&D spending will continue as PCS and cellular systems are implemented and expanded to encompass third generation broad band technology, and the Company strives to develop ancillary products, including emergency 911 geolocation systems and software products for the wireless telephony industry.

WIRELESS ENGINEERING SERVICES
($ millions)                                  1999         1998         1997
Sales                                         $22.6       $27.4        $35.7
Gross profit, % of sales                       27.4%       16.6%        17.6%
Operating expenses, % of sales                 22.8%       42.3%        24.6%
Operating income (loss)                        $1.0       ($7.9)       ($2.6)

Wireless Engineering Services provides engineering and consulting services to major wireless operators. In 1999, sales decreased 18% from $27.4 million in 1998 to $22.6 million in 1999. This decline was due to the discontinuance of certain products and services, as well as a general slowdown in the pace of development of wireless networks.

Gross profit increased from 16.6% of sales in 1998 to 27.4% in 1999, due to improved deployment of engineers and better software margins. In addition, efficiencies gained from the year-end 1998 restructuring contributed to this improvement. Gross profit decreased from 17.6% of sales in 1997 to 16.6% in 1998, due to fixed engineering costs on lower sales and pricing pressures.

Operating expenses as a percentage of sales was 22.8% in 1999, 42.3% in 1998 and 24.6% in 1997. The decrease in 1999 was attributable to the restructuring actions taken at the end of 1998 and the focus of management on its core business of engineering and microwave coordination services. In 1998, the Company incurred a one-time charge of $2.6 million due to a realignment of the business. Additionally, the Company incurred costs of $.7 million in 1997 related to the discontinuation of a software product line. Excluding these one-time charges, operating costs as a percentage of sales were 22.8% in 1999, 32.7% in 1998 and 22.6% in 1997. The spending increase in 1998 over 1997 was due to fixed costs on substantially lower sales.

Backlog for the Wireless engineering services segment was $1.3 million in 1999, $.9 million in 1998 and $2.5 million in 1997.

SPECIAL CHARGES

The Company announced on October 26, 1999, a restructuring of certain domestic operations, including the consolidation of manufacturing operations for its Site Management Products division with its facility in Italy. This will result in a reduction in force and the sale of the Company's Site Management Products domestic manufacturing plant which operated at a substantial loss for the last two years. The Company will continue to maintain its U.S. Site Management Products sales and customer service operations, as well as a research and development facility to support its domestic OEM customer base. The Company plans to sell its manufacturing plant within the next year and relocate continuing employees in April 2000. In addition, the Company has discontinued several product lines at its Site Management, Antenna and Systems divisions, and has closed a sales and engineering office in Mexico City.

As a result of these actions, the Company has taken a before-tax charge of $12.3 million in the fourth quarter 1999. (See Note 12 for additional information.) In addition, the Company expects to incur an incremental pretax charge of approximately $1.0 to $1.5 million in the first quarter 2000 for certain expenses that were not accruable at December 31, 1999. These charges include termination costs of employees notified subsequent to December 31, 1999, relocation costs, and other termination-related benefits.

Of the $12.3 million charge, $4.0 million relates to a non-cash write-off of capital assets, $4.9 million to other non-cash losses, primarily on inventory, and $3.4 million are cash related charges. Approximately $.7 million was expended in the fourth quarter 1999, approximately

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - ALLEN TELECOM INC.



$.6 million is estimated to be spent in the first quarter 2000, an additional $1.4 million later in the year 2000, and $.7 million in 2001.

The Company has estimated cost savings resulting from these restructuring actions to be in the pretax range of $6.0 to $8.0 million on an annual basis. These savings are expected to be realized beginning in the second quarter 2000, coincident with the closedown of its domestic manufacturing facility. Of the projected cost savings, approximately $4.4 million relate to cost of sales, $1.9 million to selling, general and administrative costs, and $.7 million to R&D costs.

FINANCING COSTS
($ millions)                             1999           1998           1997
Financing expenses:
  Interest expense                      $(9.6)         $(8.3)         $(4.5)
  Interest income                         1.5            1.5            1.5

The increase in interest expense in 1999, as compared with 1998, is due to the higher cost of borrowings as well as higher outstanding borrowings incurred in connection with the acquisitions of minority interests in subsidiaries (See Liquidity and Capital Resources) during 1999 and 1998 offset, in part, by proceeds from the sale of investments and discontinued operations. The increase in interest expense in 1998 over 1997 was similarly due to higher outstanding borrowings for acquisitions of minority interests in subsidiaries.

INCOME TAXES
($ millions)                                    1999         1998        1997
Benefit from (provision for) income taxes       $1.8        $5.3       $(17.7)
Effective tax rate                              34.1%       62.1%        37.9%

The effective tax benefit rate in 1999 includes the impact of a $1.0 million deferred tax benefit ($.04 per basic and diluted share) with respect to a change in the applicable income tax rate on the Company's pro rata share of undistributed earnings (prior to 1999) of a foreign subsidiary as a result of the Company's acquisition of an additional interest in such subsidiary. The acquisition allows for the Company's pro rata earnings (when distributed) of this foreign subsidiary to be taxed at a lower rate.

The significantly higher effective tax benefit rate in 1998, is due, in large part, to the impact of a similar $3.7 million deferred tax benefit ($.13 per basic and diluted share) with respect to the then change in the applicable income tax rate on the Company's pro rata share of undistributed earnings (prior to 1998) of such foreign subsidiary as a result of the Company's acquisition of an additional interest in the same subsidiary.

Through December 31, 1999, the Company has recorded a net U.S. deferred tax asset pertaining to the recognition of net operating loss carryforwards, related temporary differences and tax credits in the amount of approximately
$31.2 million and has not provided a valuation allowance with respect thereto. The Company believes the realization of this asset is "more likely than not". This determination is based upon anticipated future U.S. taxable income as well as available tax planning strategies, should they be necessary, to utilize such losses in the future. This asset is not necessarily assured and could be subject to future valuation allowances if circumstances change. The taxable losses may be carried forward principally over a twenty year period.

DISCONTINUED OPERATIONS
As described in Note 9 of the Notes to Consolidated Financial Statements, the Company sold its Marta Technologies Inc. ("Marta") subsidiary which operated its discontinued automotive emissions testing programs. Pursuant to the sale agreement, the Company received cash of $9.4 million and a $3.0 million three year 12% installment note. In addition, the purchaser assumed (among other liabilities) $12.4 million in long-term capital lease debt, in exchange for the outstanding capital stock of Marta. See Note 9 for information concerning additional purchase price consideration earned in February 2000. The sale of Marta is the reason for the reduction in "Assets of discontinued emissions testing business" in the Consolidated Balance Sheets.

ENVIRONMENTAL
The Company is subject to federal, state and local laws designed to protect the environment and believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and financial liability. (See also Note 5 of Notes to Consolidated Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCES
($ millions)                                1999          1998          1997
Cash flow from operations                   $4.9        $ (2.3)         $18.0
Total debt                                $123.1        $140.2         $104.0
Stockholders' equity                      $240.9        $250.1         $260.8
Debt to equity ratio                       .51:1         .56:1          .40:1

The Company generated $4.9 million in cash flow from operations in 1999. The decline in cash flow from operations from 1997 of $18.0 million to a cash usage of $2.3 million in 1998 was due primarily to a decline of approximately $28.9 million in income from continuing operations. The decline in income was offset, in part, by a lower level of investment in working capital of $9.9 million, principally in receivables.

While the Company continued to make investments in the telecommunications industry in 1999, it did so at a significantly reduced rate. Capital expenditures (fixed assets and software) were $11.4 million in 1999 as compared with $22.0 million and $27.6 million in 1998 and 1997, respectively. Cash investments in telecommunication subsidiaries in 1999 was $9.0 million as compared to $42.1 million and $46.1 million in 1998 and 1997, respectively. The 1998 amount included $26.4 million for the acquisition of the outstanding minority interest of its Forem subsidiary. In addition to the cash payments made in 1999, the Company is committed to additional payments of $8.3 million in 2000. This liability is included in accounts payable and is the primary reason for the increase in that balance sheet item at December 31, 1999. These investments increased goodwill by approximately $9.6 million and significantly reduced the minority interest liability, the latter being the primary reason for the decline in Other liabilities in the Consolidated Balance Sheets from 1998 to 1999.

As more fully described in Note 2 to the Consolidated Financial Statements, the Company has a $100.0 million domestic revolving credit agreement expiring on December 31, 2001. Borrowings under this facility are collateralized by substantially all domestic assets of the Company as well as a pledge of 65% of the stock of applicable domestic and foreign subsidiaries. At December 31, 1999, $39.2 million is available for borrowings under this agreement and $39.5 million is available under existing foreign lines of credit.

In 1996, the Company entered into an agreement with NextWave Telecom Inc. ("NextWave"), whereby NextWave agreed to purchase $50.0 million of equipment and services over a five-year period from the Company. In connection with this agreement, subject to certain preconditions that have not yet occurred, the Company has agreed to provide secured product financing. In 1998, NextWave and certain of its subsidiaries filed for relief under Chapter 11 of the U.S. Bankruptcy code; accordingly, this commitment is, at this time, unlikely to be filled.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - ALLEN TELECOM INC.


Capital expenditures in 2000 are estimated at $17.0 million, of which $.7 million was committed at December 31, 1999.

The Company's working capital ratio remains strong at 2.7:1 and its debt to equity ratio declined slightly in 1999 to .51:1 as compared to .56:1 in the prior year despite the weak operating performance in 1999. The Company believes it has adequate cash liquidity resources (through available borrowing capacity both domestically and in Europe) in the near term to fund operations and capital expenditures. Improvements in operations and borrowings under available domestic and European credit lines are expected to be the primary source of liquidity throughout 2000.

If the Company is very successful in developing its E-911 geolocation business, it may be called upon to provide financing for a large equipment network or to develop a service bureau for one or more carriers. The Company has had preliminary discussions and believes that external financial resources should be available to support the successful development of this business.

YEAR 2000 STATUS REVIEW

The Company substantially achieved its Year 2000 (Y2K) remediation plan and did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its on-going business as a result of the "Y2K issue." However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. For example, it is possible that Y2K or similar issues such as leap year related problems may occur. The Company believes that any such problems are likely to be minor and correctable. In addition, the Company could still be negatively impacted if its customers or suppliers are adversely affected by the Y2K or similar issues. The Company currently is not aware of any significant Y2K or similar problems that have arisen for its customers and suppliers.

The Company expended $1.4 million on Y2K remediation efforts from 1997 to 1999. These efforts included replacing some outdated noncompliant hardware and software, as well as identifying and remediating Y2K problems.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure relating to derivatives results from the use of foreign currency forward contracts to offset the impact of currency rates against certain assets related to accounts receivable. The contracts entered into at year-end all expire within one year. The Company also entered into two foreign currency forward contracts in October 1999 to offset the impact of currency rate changes with regard to foreign denominated purchase obligations relating to the Company's purchase of the remaining minority interest of certain European companies. The Company does not enter into derivative instrument transactions for trading or speculative purposes.

The Company's on-balance sheet instruments which are subject to interest rate fluctuations are various components of its long-term debt. The Company believes the risks are minimal. Approximately 57% of the Company's long-term debt is fixed rate debt and not subject to interest rate fluctuation. The variable rate debt is primarily made up of the Company's domestic revolving credit facility and industrial revenue bonds. The revolving credit debt interest is determined on a LIBOR or prime rate basis, at the Company's option. The industrial development bonds carry interest rates which are established based on the low yield, tax free bond market.

The table below provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in exchange and interest rates. For derivative instruments, the table presents contract amounts and related average contractual exchange rates by expected maturity date as of December 31, 1999 and 1998. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates as of December 31, 1999.


ANTICIPATED TRANSACTIONS AND RELATED DERIVATIVES

                                                          Carrying Value                        Fair Value
                                                 ---------------------------          -----------------------------
                                                    2000             1999                 2000          1999
                                                               (US $ Equivalent in Thousands)
Lira Functional Currency
  Foreign Exchange Agreements:
      Receive Lira/Pay USD
        Contract Amount                            $2,004.0           --                $2,050.0           --
        Avg. Contractual Exchange Rate              1,810.6           --                 1,852.3           --
      Receive Lira/Pay LST
        Contract Amount                            $4,476.4           --                $4,496.5           --
        Avg. Contractual Exchange Rate              2,817.5           --                 3,028.7           --
      Receive Lira/Pay DM
        Contract Amount                              --               $291.4              --               $291.1
        Avg. Contractual Exchange Rate               --                990.0              --                989.3
      Receive Lira/Pay EURO
        Contract Amount                              --             $3,667.2              --             $3,664.9
        Avg. Contractual Exchange Rate               --              1,947.0              --              1,945.8
      Receive Lira/Pay FF
        Contract Amount                              --             $1,564.5              --             $1,562.9
        Avg. Contractual Exchange Rate               --                295.3              --                295.0
Deutschmark Functional Currency
  Foreign Exchange Agreements:
      Receive DM/Pay USD
        Contract Amount                            $8,265.7           --                $7,723.6           --
        Avg. Contractual Exchange Rate               1.8148           --                  1.9421           --




DEBT OBLIGATIONS
                                                                      Expected Maturity Date
                                     ------------------------------------------------------------------------------
                                        2000        2001       2002        2003       2004    Thereafter      Total   Fair Value
                                                                     (US $ Equivalent in Thousands)
Long Term Debt:
   Fixed Rate (US)                    $     6    $  3,007     $10,841     $10,841     $ 7,841     $32,558     $65,094     $65,094
       Avg. interest rate                   9%          6%          6%          6%          6%          6%          6%          6%
   Fixed Rate (Lira)                      651         425         484         468         365         963       3,356       3,356
       Avg. interest rate                   5%          4%          4%          4%          5%          5%          5%          5%
   Fixed Rate (DM)                        472         420         177          60        --          --         1,129       1,129
       Avg. interest rate                   4%          4%          4%          3%       --          --             4%          4%
   Fixed Rate (FF)                         90          36        --          --          --          --           126         126
       Avg. interest rate                   9%          9%       --          --          --          --             9%          9%
   Variable Rate (US)                    --        41,500        --          --          --        11,900      53,400      53,400
       Avg. interest rate                --             7%       --          --          --             3%          6%          6%
   Variable Rate (Lira)                   290        --          --          --          --          --           290         290
       Avg. interest rate                   5%       --          --          --          --          --             5%          5%



FIVE YEAR SUMMARY OF OPERATIONS
ALLEN TELECOM INC.  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

FIVE YEARS ENDED DECEMBER 31, 1998                                1999          1998            1997           1996           1995

OPERATING RESULTS

SALES                                                          $ 333,697     $ 388,004      $ 432,508       $ 369,498     $ 306,556
Cost of sales                                                   (244,548)     (293,404)      (281,591)       (238,401)     (189,103)
Selling, general and administrative expenses                     (61,839)      (71,672)       (72,671)        (59,053)      (49,464)
Research & development and product engineering                   (27,946)      (30,742)       (30,367)        (21,023)      (17,006)
Write-off of in-process research and development costs              --            --             --            (2,662)         --
Other income, net                                                  3,370         6,065          1,885             952         1,556
Interest and financing expense                                    (8,146)       (6,805)        (3,051)         (2,785)       (2,098)
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before taxes and minority interests                 (5,412)       (8,554)        46,713          46,526        50,441
Benefit from (provision for) income taxes                          1,844         5,310        (17,723)        (19,665)      (20,138)
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before minority interest                            (3,568)       (3,244)        28,990          26,861        30,303
Minority interests                                                (1,650)       (2,268)        (5,009)         (6,305)       (3,027)
------------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM CONTINUING OPERATIONS                          (5,218)       (5,512)        23,981          20,556        27,276
Discontinued operations:
    Income (loss) from discontinued operations                      --            --             --            (3,766)        5,363
    Gain (loss) on disposal of emissions testing
         business                                                  2,363        (4,710)          --            (3,724)         --
------------------------------------------------------------------------------------------------------------------------------------

Income (loss) before extraordinary item                           (2,855)      (10,222)        23,981          13,066        32,639
Extraordinary item - extinguishment of debt                         --            --             (632)           --            --
------------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                              $  (2,855)    $ (10,222)     $  23,349       $  13,066     $  32,639
------------------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER COMMON SHARE:
Basic:    Income (loss) from continuing operations                 ($.19)        ($.21)          $.89            $.78         $1.05
          Discontinued operations:
             Income (loss) from discontinued operations             --            --             --              (.14)          .20
             Gain (loss) on disposal of emissions testing
               business                                              .09          (.17)          --              (.14)          --
          Extraordinary item - extinguishment of debt               --            --             (.02)           --             --
          --------------------------------------------------------------------------------------------------------------------------

          Net income (loss)                                        ($.10)        ($.38)          $.87            $.50         $1.25
          --------------------------------------------------------------------------------------------------------------------------

Diluted:  Income (loss) from continuing operations                 ($.19)        ($.21)          $.88            $.76         $1.02
          Discontinued operations:
             Income (loss) from discontinued operations             --            --             --              (.14)          .20
             Gain (loss) on disposal of emissions  testing
               business                                              .09          (.17)          --              (.14)          --
          Extraordinary item - extinguishment of debt               --            --             (.02)           --             --
          --------------------------------------------------------------------------------------------------------------------------
          Net income (loss)                                        ($.10)        ($.38)          $.86            $.48         $1.22
------------------------------------------------------------------------------------------------------------------------------------

FINANCIAL CONDITION
Total assets                                                   $ 451,430     $ 465,585      $ 514,433       $ 410,512     $ 363,565
Working capital                                                  128,062       133,465        111,015          94,378        93,371
Current ratio                                                       2.68          2.92           1.85            1.90          2.11
Total debt                                                       123,086       140,223        104,034          55,955        55,799
Stockholders' equity                                             240,912       250,081        260,822         225,951       210,377
Debt to equity ratio                                                 .51           .56            .40             .25           .27
Book value per common share                                         8.64          9.10           9.55            8.44          7.92
Shares outstanding at year end                                    27,882        27,473         27,298          26,763        26,570
Return on stockholders' equity                                      (1.2%)        (4.0%)          9.4%            6.0%         14.7%
Capital expenditures                                               9,491        18,094         22,247          20,992        24,498
Depreciation                                                      14,914        15,615         12,808          12,231         8,896
Number of employees                                                2,200         3,000          3,300           2,900         2,800

SHAREHOLDER INFORMATION

EXCHANGE LISTINGS

Common Stock
(Ticker Symbol - ALN)
New York Stock Exchange
Pacific Exchange

TRANSFER AGENT AND REGISTRAR

Fifth Third Bank
MD 1090D2
38 Fountain Square Plaza
Cincinnati, Ohio 45263
(513) 744-8676

AUDITORS

Deloitte & Touche LLP
Cleveland, Ohio

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

STOCKHOLDERS

As of March 1, 2000, Allen Telecom Inc. had 27,901,910 outstanding shares of Common Stock owned by 1,708 holders of record.

ANNUAL STOCKHOLDERS' MEETING

The Annual Meeting of Stockholders will be held at the Cleveland Marriott East at 3663 Park East Drive, Beachwood, Ohio 44122, on Friday, April 28, 2000 at 9:30 AM.

DIVIDENDS DECLARED ON COMMON STOCK
(DOLLARS PER SHARE)

                1999     1998     1997     1996      1995
1st Quarter       -        -        -       -        $.05
2nd Quarter       -        -        -       -        $.05
3rd Quarter       -        -        -       -        $.05
4th Quarter       -        -        -       -          -


STOCK PRICE

95                $21.25                    $39.38
96                $14.00                    $28.75
97                $16.00                    $30.00
98                $4.69                     $21.13
99                $5.75                     $11.63


MARKET PRICE RANGE OF COMMON STOCK
(DOLLARS PER SHARE)

                      1999                    1998                   1997
                  High     Low         High        Low          High     Low
 ------------------------------------------------------------------------------
1st Quarter      6 1/2     5 3/4      21 1/8      15 1/2       26 3/8     16
2nd Quarter     11 5/16   10 9/16     17 7/16      9 9/16      24 1/8     16 1/2
3rd Quarter      9 15/16   9 3/8      11 5/8       6 3/16      29 1/8     18 3/4
4th Quarter     11 5/8    10 1/2       8 3/8       4 11/16     30         16