Form 10-K405, Exhibit 13
period 2000-12-31
ALLEN TELECOM INC
filed 2001-03-28
CIK 3721

                                    [GRAPHIC]

Allen Telecom

annual report

2000
the year at a glance

                                                  2000                 1999
                                                  ----                 ----
FINANCIAL HIGHLIGHTS
Sales                                          $392,608,000        $336,213,000
Operating Income                                $27,407,000           $(636,000)
Income (Loss) Before Taxes
  and Minority Interests                        $18,374,000         $(5,412,000)
Income (Loss) From
  Continuing Operations                         $10,753,000         $(5,218,000)
Net Income (Loss)                               $12,053,000         $(2,855,000)
Return On Equity                                        5.1%              -1.2%

PER COMMON SHARE:
Basic and Diluted:
  Income (Loss) From
       Continuing Operations                          $0.38              $(0.19)
  Net Income (Loss)                                   $0.43              $(0.10)
Book Value Per Share                                  $8.39               $8.64

FINANCIAL POSITION,
year-end:
Stockholders' Equity                           $234,981,000        $240,912,000
Working Capital                                $132,631,000        $128,062,000
Shares Outstanding                               28,022,000          27,882,000


FRONT ROW (left to right)



James L. LePorte, III - Vice President - Finance
Peter G. de Villiers - Vice President
Laura C. Meagher - Secretary and General Counsel
Robert A. Youdelman - Executive Vice President and
Chief Financial Officer


BACK ROW (left to right)
Robert G. Paul - President and Chief Executive Officer
David W. Holvey - Director of Taxes
Roger L. Schroeder - Treasurer
Philip Wm. Colburn - Chairman of the Board


                        [PHOTO of PERSONS LISTED ABOVE]


SAFE HARBOR CAUTIONARY STATEMENT

Statements included in this Annual Report, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding the Company's future performance and financial results are subject to a number of risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. Factors that could cause the Company's actual results to materially differ from forward-looking statements made by the Company, include, among others, the success of new product development, the health of the world and national markets, the availability of capital to the wireless carriers, the level of purchases of the Company's products and services, the impact of competitive products and pricing, the utilization of the Company's tax loss carry forwards, the impact of U.S. and foreign government actions and whether and when backlog will be converted to customer sales. Allen Telecom Inc.'s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q contain additional details concerning these factors.

letter to shareholders

In the year 2000, operating performance substantially improved over the previous two years, resulting in a solid return to profitability. In the year 2000 we also positioned Allen Telecom for future growth and significantly enhanced bottom-line performance.

Sales of $393 million for the year resulted in a 17% increase over the previous year. This growth was all internal, with no impact from acquisitions. Net income of $12 million, or $0.43 per common share, compares very favorably to the loss of $3 million (or $0.10 per common share) in 1999. These results were accomplished despite a significant weakening of the Euro. As a result of the lower valued Euro compared to the U.S. dollar, our reported sales and income, when translated into U.S. dollars, were $27 million and $.10 per share lower, respectively, in 2000 than they would have been had the average exchange rate remained constant from 1999 to 2000.

More important for the long-term future of the Company and the value of its common stock, we enhanced our position with our customers during the year, a change which is sure to benefit the Company's future. Our backlog of business at December 31, 2000, was $111 million and has increased to $139 million at January 31, 2001, up from $85 million at the beginning of year 2000, increases of 31% and 64%, respectively. This backlog does not include any orders for third generation wireless products (3G), E 911 geolocation business, or power amplifiers for wireless networks. We believe that these new opportunities will significantly enhance Allen Telecom's future growth.

Our gross profit margins increased from 26.5% in 1999 to 29.3% in 2000. We also improved our operating leverage by strategically focusing our research and development and limiting the growth of our selling, general and administrative expenses. These expenses, as a percent of sales, decreased from 8.3% and 16.3% in 1999 to 6.5% and 13.8%, respectively, in 2000.

                [PHOTO OF PHILIP WM. COLBURN AND ROBERT G. PAUL]

Philip Wm. Colburn (left)
and Robert G. Paul (right)

                                [DESIGN GRAPHIC]


Most of our growth in 2000 was generated by two of our product lines. Sales of base station subsystems and components grew $48 million or 33% year-to-year. This growth was fueled by the continued build out of the existing worldwide GSM markets and impacted our Italian operations most directly. Sales of base station and mobile antennas grew $21 million or 27% year to year. Our growth in antenna sales was most evident in the U.S. where revenues grew 41% year-to-year, far above the 17% growth for the entire company. U.S. wireless carriers added more cell sites than in any year since the cellular telephone industry began in 1983, and our base station antenna division increased market share.

Allen Telecom's sales were strong in Europe during the year, although this growth was partially masked by the weaker Euro, which minimized the growth when translated into U.S. dollars. South American and Southeast Asian markets, which had been very weak in prior years, showed signs of recovery, but did not approach the vitality of the North American and the European markets for Allen Telecom products.

One of our major objectives for 2000 was to develop the products that would assure our participation in the third generation wireless networks as they are installed around the world. We had earlier believed that the 3G business for Allen Telecom would commence late in 2001 or early in 2002. We have been pleasantly surprised by rapid developments in the 3G environment, most particularly in Europe. Licensing in a large number of the European countries was completed during 2000, and the winning carriers may start to install their 3G infrastructure in 2001, for an expected initiation of service to their customers in 2002. This accelerated schedule has resulted in Allen Telecom shipping small quantities of 3G OEM base station subsystems and components in November and December 2000.

                               [EQUIPMENT PHOTO]

mikom

The EDGE compatible micro BTS booster (left) and the UMTS (3G) repeater (right) are representative of the new repeater and booster products that MIKOM has introduced for the next generation of wireless communications. As wireless communications moves from the current low-featured voice networks to the higher data capability and feature rich wireless networks, these types of products will be required for better system performance. There are many different approaches a carrier may take on the path to full bandwidth 3G networks, which can include GPRS or EDGE (both can be called 2.5G). MIKOM develops products that may be specifically designed for one customer's unique application, such as the EDGE booster, or products like the UMTS repeater which are standard off the shelf products capable of improving the performance of any wireless network.



grayson wireless


                           [TESTING EQUIPMENT PHOTO]

The successful deployment of 2.5G and 3G wireless networks will require test and measurement equipment with capabilities significantly more advanced than previous technologies. The Invex3G product recently introduced by Grayson Wireless provides carriers with the ability to make extremely accurate measurements of hundreds of parameters concurrently from every channel in the system. Grayson Wireless continuously invests in product development to insure that its products lead the industry in capability and ease of use.

                              [PHOTO OF EQUIPMENT]


decibel products

This base station antenna is custom designed for broadband wireless systems in the United States. It utilizes three independent arrays operating in two separate frequency bands. Mounted on a rooftop or tower, this antenna provides both direct connections, and indirect connections through repeaters, to laptop and desktop computers in the area of service. The users can be mobile or located in households or businesses. This antenna is being deployed nationwide to provide an alternative high-speed Internet access service.


                              [PHOTO OF EQUIPMENT]


The Geometrix(R) Wireless Location Sensor (WLS) is a key component at the heart of our network-based Geometrix E 911 wireless location system. Integrating this hardware with sophisticated signal processing software, the system can precisely locate wireless callers in order to facilitate emergency assistance and other location-based services. After four years of product and market development, Geometrix is poised to contribute to Allen Telecom's performance in 2001.

geometrix E 911

                                   [GRAPHIC]


In the fourth quarter of 2000, we also introduced some of our other 3G products, including repeaters, in-building coverage products, base station antennas, and test and measurement products. The development of these new 3G products, coupled with the expected infrastructure rollout, increases our optimism about the size of 3G product shipments we expect to see in 2001. Our divisions have designed and developed 3G compatible products, which should position us well to actively participate in the 3G rollout beginning in 2001, and increasing in the years thereafter.

We are also happy to report Allen Telecom's strengthened position in the E 911 geolocation marketplace. Entering 2000, we had finished much of the development effort for this product line. Our two major objectives in the year 2000 were to participate in field trials with major carriers to prove the effectiveness of our network-based solution and to position ourselves as a key supplier to the wireless carriers. We concluded two successful field trials with Verizon Wireless, and to date are the only supplier chosen by AT&T Wireless to move to a phase two trial.

All carriers were required by the FCC to submit their plans for meeting the FCC's E 911 initiative by November 9, 2000. While carrier responses were mixed in terms of their levels of sophistication and the approaches they propose to take, the results were very supportive of our two objectives going into the year. A large number of carriers, including most of the largest carriers, declared their preference for a network solution, which is Allen Telecom's methodology, as opposed to another group of carriers who opted for an assisted handset solution. It was also gratifying to learn that when carriers mentioned network suppliers by name, they named Allen Telecom more often than all the other competitors combined. While these carrier declarations have no binding effect, they represent an indication of the carriers' thinking at that time. This has led to significantly more detailed discussions and negotiations with the carriers about supplying our product to meet the October 2001 deadline.

                              [PHOTO OF EQUIPMENT]

forem

FOREM, which continues as the largest business within Allen Telecom, is positioned for enhanced growth as new networks are rolled out. The filter combiner for 3G applications (above) and 2G (below left), represent both the present and the future for Allen Telecom. In 2000, the growth in 2G products continued to be very robust with no appreciable amount of 3G product being shipped. The phase in of 3G over the next few years will cause a shift from 2G to 3G products, but not a slowdown in the growth of our FOREM business. In 2000, FOREM launched the first shipments of its OEM, private label, microwave radio product (below right) which continued to ramp up throughout the year and will provide a growth platform for the future.

                                   [GRAPHIC]


During the last 18 months, Allen Telecom made a long term strategic decision to focus on microwave radios and power amplifiers for sale to our traditional OEM marketplace. While revenues for these new products in 2000 were small, the position we achieved during the year should lead to increases in sales during 2001 and beyond. In the microwave radio market, we signed our first OEM contract at the end of 1999, and began shipping product in the first quarter of 2000. Sales were restricted by component shortages for much of 2000; however, the situation improved as we got closer to the end of the year. With production now at much higher levels for the first OEM customer, we have initiated discussions with other potential customers. These microwave radios are private labeled and sold by the OEMs as the backbone in their wireless networks connecting cell sites to base station controllers.

In addition, we believe the power amplifier market represents a very large OEM opportunity for Allen Telecom over the next few years, and our team had its first success in the year 2000. After submitting designs and prototypes to our first OEM customer, we were selected as one of the design partners for new power amplifiers as they move to their next family of base stations. These single-channel and multi-channel linear power amplifiers are going through qualification and testing during the first half of 2001, and we expect revenue from the product line beginning in the second half of 2001.

                                   [GRAPHIC]


There were other successes by Allen Telecom businesses in 2000 that are noteworthy. Our fiber optic distributed antenna products were an integral part of the wireless telecommunications network installed throughout the Australian Olympic complex. The success of this installation was a clear indication of the flexibility and viability of this technology for a very complex wireless network with constantly changing demand. Many believe this approach will be utilized extensively for 3G network designs.

In our repeater and in-building coverage business, we developed a number of new applications during the year 2000, which provide substantial opportunities for this product line. These included the San Francisco Airport project, an $8.8 million order for EDGE compatible boosters with Orange in the U.K., a major opportunity outfitting trains in Switzerland, as well as a number of subway projects (Prague, Singapore) and tunnel projects (including the world's longest highway tunnel in Norway, 17.4 miles).

                              [PHOTO OF EQUIPMENT]

telia

The sophisticated technology used in Telia's multi-channel, highly linear, power amplifier represents a major new product initiative within Allen Telecom. Telia's expertise and experience in power amplifier design is being combined with the industrialization skills at FOREM to position Allen Telecom as a provider of 3G amplifiers to the major wireless OEMs. As 3G networks are rolled out and as existing systems face capacity constraints, there will be an increasing demand for multi-channel, highly linear, power amplifiers. We also believe there will be a significant increase in the number of power amplifiers outsourced by the OEMs, creating a unique opportunity for Allen Telecom to build this new business.


                              [PHOTO OF EQUIPMENT]

tekmar sistemi

The Tekmar Sistemi product called Britecell(TM) is compatible with the higher data speeds that will be essential for third generation deployment inside buildings and other unique environments. Given the weaker propagation characteristics of the frequencies chosen for UMTS in Europe and the fact that the highest wireless data usage is expected to occur inside buildings and other similar environments, the ability of Britecell and other Tekmar Sistemi products to improve signal quality inside a variety of structures should be a very valuable tool for the OEMs and carriers as they plan the build out of their 3G networks.

                              [PHOTO OF EQUIPMENT]

antenna specialists

Antenna Specialists is focusing on many new opportunities offered in today's mobile antenna market, including new satellite digital audio broadcast antennas (right) and telematics. The dual system antenna (left) combines the GPS and cellular functions for satellite and voice communications into one antenna. As the number of wireless applications grows and becomes available to all mobile customers, the antenna configuration is essential in providing the high-quality transmission required for these services. As a technology leader with fifty years of experience in the mobile antenna business, we will continue to be a driving force in this industry.

comsearch

Comsearch's IQ-Link(R) software tool was developed to support the engineering of fixed microwave networks and has been used by engineers to design over 60,000 links around the globe. IQ.Link incorporates proprietary and comprehensive engineering algorithms, which include interference analysis, line of sight and availability assessment. Using detailed engineering specifications, IQ.Link quickly and efficiently handles interference calculations in network sizes from as small as 10 links, to over 10,000 links. Comsearch provides expert engineering services, software and data for major telecom vendors and operators, both domestic and global.

       SALES
     by quarter
(millions of dollars)

1999            2000
76.4            88.9
78.0            89.1
90.3           107.7
91.5           106.9


   EARNINGS PER SHARE
       by quarter
(excluding special items)
1999            2000
$(.05)          $.06
$.00            $.08
$.03            $.12
$.06            $.13



              BACKLOG
            by quarter
      (millions of dollars)

                              1/31/01
1999            2000            2001
64.7            99.8           139.1
70.2           116.0
72.2           130.1
84.9           111.3




Our mobile antenna business built new relationships in the area of satellite broadcast radio and the automotive telematics markets, which should represent large opportunities in upcoming years. Both of these opportunities will require unique vehicular antennas to achieve the requisite level of performance.

We also were pleased with the continued development and improvement in profitability of our wireless engineering and consulting services division in rebounding from difficult times in 1997 and 1998. Based on the worldwide acceptance of its microwave software products, Comsearch is looking towards geographic expansion of its other services in order to enhance its business growth. Comsearch's recent e-commerce initiatives for delivery of some services gives it a unique advantage in the global marketplace.

Based on the outlook of these new technologies and opportunities, in addition to continued strong growth in our traditional products and businesses, we expect significantly faster growth in revenues and profits than we achieved in 2000. It is indeed a pleasure to be able to report on the positive results achieved in 2000. It could not have been accomplished without a great deal of creative effort and resolve on the part of our employees. Through their efforts, we have been able to move beyond the difficulties of the previous two years and position ourselves for a very bright future.



/s/ Philip Wm. Colburn

Philip Wm. Colburn
Chairman of the Board

/s/ Robert G. Paul

Robert G. Paul
President and Chief Executive Officer
consolidated statements of operations

(amounts in thousands, except per share data)

Year Ended December 31,                                                                    2000              1999            1998
SALES                                                                                   $ 392,608        $ 336,213        $ 390,644
Cost of sales                                                                             277,666          247,064          296,044
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                              114,942           89,149           94,600
Operating expenses:
    Selling, general and administrative expenses                                           54,271           54,819           65,377
    Research and development and product engineering costs                                 25,442           27,946           30,742
    Amortization of goodwill                                                                7,822            7,020            6,295
------------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                                    27,407             (636)          (7,814)
Other income, net                                                                            --              3,370            6,065
Interest and financing expenses:
    Interest expense                                                                      (11,022)          (9,632)          (8,276)
    Interest income                                                                         1,989            1,486            1,471
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes and minority interests                                          18,374           (5,412)          (8,554)
(Provision for) benefit from income taxes                                                  (7,530)           1,844            5,310
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before minority interests                                                    10,844           (3,568)          (3,244)
Minority interests                                                                            (91)          (1,650)          (2,268)
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                                   10,753           (5,218)          (5,512)
Discontinued operations - gain (loss) from emission testing business                        1,300            2,363           (4,710)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                       $  12,053        $  (2,855)       $ (10,222)
====================================================================================================================================
EARNINGS (LOSS) PER COMMON SHARE:
  Basic and Diluted:
      Income (loss) from continuing operations                                          $     .38        $    (.19)       $    (.21)
      Discontinued emission testing business                                                  .05              .09             (.17)
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                                     $     .43        $    (.10)       $    (.38)
====================================================================================================================================
  Weighted average shares outstanding:
      Basic                                                                                27,820           27,480           27,220
      Diluted                                                                              28,270           27,480           27,220
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.






                                                Allen Telecom 2000 annual report
consolidated balance sheets
(amounts in thousands)

As of December 31,                                                                                            2000           1999
ASSETS
    Current Assets:
      Cash and cash equivalents                                                                           $  10,539       $  22,085
      Accounts receivable, less allowance for doubtful accounts - 2000-$4,739; 1999-$2,537                   93,815          87,394
      Inventories                                                                                           101,640          82,713
      Deferred income taxes                                                                                   3,820           6,966
      Other current assets                                                                                    7,311           4,992
------------------------------------------------------------------------------------------------------------------------------------
      Total Current Assets                                                                                  217,125         204,150
------------------------------------------------------------------------------------------------------------------------------------
    Property, Plant and Equipment                                                                            41,279          49,253
    Excess of Cost Over Net Assets of Businesses Acquired                                                   129,190         134,723
    Deferred Income Taxes                                                                                    44,295          30,281
    Other Assets                                                                                             41,133          33,023
------------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS                                                                                             $ 473,022       $ 451,430
====================================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
    Current Liabilities:
      Notes payable and current maturities of long-term debt                                              $   3,796       $   2,181
      Accounts payable                                                                                       45,181          41,139
      Accrued expenses (including accrued wages and
        commissions - 2000-$12,107; 1999-$10,951)                                                            26,305          27,943
      Income taxes payable                                                                                    3,922           2,464
      Deferred income taxes                                                                                   5,290           2,361
------------------------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                                              84,494          76,088
------------------------------------------------------------------------------------------------------------------------------------
    Long-Term Debt                                                                                          134,639         120,905
    Deferred Income Taxes                                                                                     9,168           3,455
    Other Liabilities                                                                                         9,740          10,070
------------------------------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                                                     238,041         210,518
------------------------------------------------------------------------------------------------------------------------------------
    Commitments and Contingencies (Note 5)                                                                     --              --
------------------------------------------------------------------------------------------------------------------------------------
    Stockholders' Equity:
      Common stock, par value $1.00; authorized - 50,000 shares;
        issued - 2000-30,092; 1999-30,010; outstanding - 2000-28,022; 1999-27,882                            30,092          30,010
      Paid-in capital                                                                                       184,066         181,335
      Retained earnings                                                                                      69,067          57,014
      Accumulated other comprehensive loss                                                                  (31,948)        (10,685)
      Less: Treasury stock - common shares, at cost, 2000-2,070;
             1999-2,128 shares                                                                              (14,730)        (14,978)
          Unearned compensation                                                                              (1,566)         (1,784)
------------------------------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                                            234,981         240,912
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                                $ 473,022       $ 451,430
====================================================================================================================================


The accompanying notes are an integral part of these financial statements.

                                                Allen Telecom 2000 annual report

14



consolidated statements of cash flows

(amounts in thousands)

Year Ended December 31,                                                                  2000              1999               1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) from continuing operations                                             $ 10,753          $ (5,218)         $ (5,512)
  Adjustments to reconcile income (loss) to operating cash flow:
    Depreciation                                                                         13,353            14,914            15,615
    Amortization of goodwill                                                              7,822             7,020             6,295
    Amortization of capitalized software                                                  2,532             2,776             2,038
    Other amortization                                                                      313               220               685
    Deferred income taxes                                                                 5,676               172           (10,315)
    Non-cash loss on write-off of capital assets                                            385             3,983            17,010
    Gain on sale of investments                                                            --              (3,378)          (16,486)
    Non-cash pension gain                                                                (1,160)             --                --
  Changes in operating assets and liabilities:
    Receivables                                                                         (16,702)          (10,350)           24,496
    Inventories                                                                         (29,155)           (1,370)            9,928
    Accounts payable and accrued expenses                                                16,680             7,344           (26,902)
    Income taxes payable                                                                 (9,617)          (10,717)          (19,287)
    Other, net                                                                           (3,465)             (520)              169
------------------------------------------------------------------------------------------------------------------------------------
Cash (used) provided by operating activities                                             (2,585)            4,876            (2,266)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                                  (15,082)           (9,491)          (18,094)
  Investments in wireless communications subsidiaries                                    (8,512)           (9,042)          (42,103)
  Capitalized software product costs                                                     (4,088)           (1,927)           (3,942)
  Sale of investments                                                                      --               9,686            16,833
  Sale of discontinued emission testing business                                           --               9,387              --
  Sales and retirements of fixed assets                                                   1,631               504               334
------------------------------------------------------------------------------------------------------------------------------------
 Cash used by investing activities                                                      (26,051)             (883)          (46,972)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayment of) long-term borrowings                                      16,531            (3,214)           36,676
  Exercise of stock options                                                                 764             1,059               342
  Collection on installment notes receivable                                              2,900              --                --
  Treasury stock sold to employee benefit plans                                             573               871             1,531
------------------------------------------------------------------------------------------------------------------------------------
 Cash provided (used) by financing activities                                            20,768            (1,284)           38,549
------------------------------------------------------------------------------------------------------------------------------------
 Net cash flow provided (used) by discontinued operations                                  --               1,810            (2,081)
------------------------------------------------------------------------------------------------------------------------------------
NET CASH (USED) PROVIDED                                                                 (7,868)            4,519           (12,770)
Effect of exchange rate changes on cash                                                  (3,678)           (2,334)            1,895
Cash and cash equivalents at beginning of year                                           22,085            19,900            30,775
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $ 10,539          $ 22,085          $ 19,900
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.


                                                Allen Telecom 2000 annual report
consolidated statements of stockholders' equity
(amounts in thousands, except common share data)

                                                                              Comprehensive
                                                       Common     Paid-In         Income         Retained
                                          Total         Stock     Capital          (Loss)        Earnings
BALANCE, JANUARY 1, 1998                $ 260,822    $  29,746    $ 180,538                     $  70,091
Comprehensive loss:
 Net loss                                 (10,222)        --           --        $ (10,222)       (10,222)
                                                                                 ---------
 Other comprehensive loss:
  Unrealized gain on securities
   in income                               (9,588)        --           --           (9,588)          --
  Less tax on unrealized
   gain in income                           4,027         --           --            4,027           --
                                                                                 ---------
   Net unrealized gain on securities
     in income                               --           --           --           (5,561)          --
  Minimum pension liability
   adjustment                                (240)        --           --             (240)          --
  Foreign currency translation
   adjustments                              3,339         --           --            3,339           --
                                                                                 ---------
  Other comprehensive loss                   --           --           --           (2,462)          --
                                                                                 ---------
   Comprehensive loss                        --           --           --        $ (12,684)          --
                                                                                 ---------
Exercise of stock options                     342           56          286                          --
Employee stock plans tax benefits             138         --            138                          --
Treasury stock reissued, 163,073
 common shares                              1,531         --            288                          --
Restricted stock, net                        (557)         (43)        (646)                         --
Amortization of unearned compensation         489         --           --                            --
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                250,081       29,759      180,604                        59,869
Comprehensive loss:
 Net loss                                  (2,855)        --           --        $  (2,855)        (2,855)
                                                                                 ---------
 Other comprehensive loss:
  Minimum pension liability
   adjustment                                 240         --           --              240           --
  Foreign currency translation
   adjustments                             (8,670)        --           --           (8,670)          --
                                                                                 ---------
  Other comprehensive loss                   --           --           --           (8,430)          --
                                                                                 ---------
   Comprehensive loss                        --           --           --        $ (11,285)          --
                                                                                 ---------
Exercise of stock options                   1,059          219          765                          --
Employee stock plans tax benefits             414         --            414                          --
Treasury stock reissued, 131,285
 common shares                                871         --            (61)                         --
Restricted stock, net                        (619)          32         (387)                         --
Amortization of unearned compensation         391         --           --                            --
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                240,912       30,010      181,335                        57,014
Comprehensive loss:
 Net income                                12,053         --           --        $  12,053         12,053
                                                                                 ---------
 Other comprehensive loss:
  Foreign currency translation
   adjustments                            (21,263)        --           --          (21,263)          --
                                                                                 ---------
  Comprehensive loss                         --           --           --        $  (9,210)          --
                                                                                 ---------
Exercise of stock options                     764           74          656                          --
Employee stock plans tax benefits           1,630         --          1,630                          --
Treasury stock reissued, 43,941
 common shares                                573         --            359                          --
Restricted stock, net                          (1)           8           86                          --
Amortization of unearned compensation         313         --           --                            --
---------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000              $ 234,981    $  30,092    $ 184,066                    $  69,067
=========================================================================================================



                                           Accumulated
                                           Other
                                           Comprehensive   Treasury     Unearned
                                           Income(Loss)     Stock      Compensation
BALANCE, JANUARY 1, 1998                   $     207      $ (16,992)   $  (2,768)
Comprehensive loss:
 Net loss                                       --             --           --
 Other comprehensive loss:
  Unrealized gain on securities
   in income                                    --             --           --
  Less tax on unrealized
   gain in income                               --             --           --
   Net unrealized gain on securities
     in income                                  --             --           --
  Minimum pension liability
   adjustment                                   --             --           --
  Foreign currency translation
   adjustments                                  --             --           --
  Other comprehensive loss                    (2,462)          --           --
   Comprehensive loss                           --             --           --
Exercise of stock options                       --           --             --
Employee stock plans tax benefits               --           --             --
Treasury stock reissued, 163,073
 common shares                                  --          1,243           --
Restricted stock, net                           --           (236)           368
Amortization of unearned compensation           --           --              489
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                    (2,255)     (15,985)        (1,911)
Comprehensive loss:
 Net loss                                       --             --           --
 Other comprehensive loss:
  Minimum pension liability
   adjustment                                   --             --           --
  Foreign currency translation
   adjustments                                  --             --           --
  Other comprehensive loss                    (8,430)          --           --
   Comprehensive loss                           --             --           --
Exercise of stock options                       --             75           --
Employee stock plans tax benefits               --           --             --
Treasury stock reissued, 131,285
 common shares                                  --            932           --
Restricted stock, net                           --           --             (264)
Amortization of unearned compensation           --           --              391
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                   (10,685)     (14,978)        (1,784)
Comprehensive loss:
 Net income                                     --             --           --
 Other comprehensive loss:
  Foreign currency translation
   adjustments                               (21,263)          --           --
  Comprehensive loss                            --             --           --
Exercise of stock options                       --             34           --
Employee stock plans tax benefits               --           --             --
Treasury stock reissued, 43,941
 common shares                                  --            214           --
Restricted stock, net                           --           --              (95)
Amortization of unearned compensation           --           --              313
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                $ (31,948)     $ (14,730)   $  (1,566)
================================================================================



The accompanying notes are an integral part of these financial statements.

                                                Allen Telecom 2000 annual report

16


notes to consolidated financial statements year ended december 31, 2000, 1999 and 1998


Note 1: Summary of Significant Accounting Policies

Accounting policies followed by the Company that materially affect the determination of financial position and results of operations are described below.

ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION: The Company's consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. Intercompany accounts and transactions have been eliminated. To facilitate preparation of financial statements, the Company's principal European operations are included in the consolidated financial statements on a two-month delayed basis. Effective January 1, 2001, such European operations changed their fiscal year-end from October 31 to December 31, consistent with the balance of the Company's operations. The results of operations for these European operations for November and December 2000 will be recorded directly to retained earnings in the first quarter of 2001. This change in reporting period is not expected to have a significant effect on the consolidated results of operations.

REVENUE RECOGNITION: Sales are recognized when products are shipped or services are performed. The Company's revenue recognition policies for its Wireless Engineering and Consulting Services segment are in compliance with American Institute of Certified Public Accountants Statements of Position 97-2 and 98-4, on Software Revenue Recognition. Sales of licensed products are recorded when shipped. Maintenance revenue, which is derived under separate contract, is recognized ratably over the contract period.

CASH AND CASH EQUIVALENTS: Cash equivalents consist of temporary bank deposits and money market instruments with an original maturity of three months or less at the date of purchase. The Company invests its excess cash in bank deposits, money market, and tax-exempt securities, which are afforded one of the two highest ratings by nationally recognized ratings firms.

VALUATION OF INVENTORIES: The Company values inventories including materials, labor and overhead at the lower of cost (first-in, first-out) or market. Inventories consisted of the following at December 31, 2000 and 1999 (amounts in thousands):

                                                      2000                 1999
                                                      ----                 ----
Raw material                                        $ 56,366            $ 43,608
Work-in-process                                       25,674              19,343
Finished goods                                        19,600              19,762
--------------------------------------------------------------------------------
                                                    $101,640            $ 82,713
================================================================================

Certain of these inventories pertain to the production of sophisticated equipment that could be subject to technological obsolescence. The Company maintains and periodically revises reserves for excess inventory based on the most current information available of anticipated usage requirements.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is recorded at cost, less accumulated depreciation and amortization. Land improvements, buildings and machinery and equipment are depreciated over their estimated useful lives under the straight-line method. The provision for amortization of leasehold improvements is based on the term of the related lease or the estimated useful lives, whichever is shorter. Maintenance, repairs and minor renewals and betterments are charged to expense. Property, plant and equipment consisted of the following at December 31, 2000 and 1999 (amounts in thousands):

                                                       2000              1999
                                                       ----              ----

Land and improvements                               $   1,663         $   2,729
Buildings                                              16,568            25,684
Machinery and equipment                                80,462            76,821
Leasehold improvements                                  5,967             6,148
--------------------------------------------------------------------------------
                                                      104,660           111,382
Less accumulated depreciation
  and amortization                                    (63,381)          (62,129)
--------------------------------------------------------------------------------
                                                    $  41,279         $  49,253
================================================================================

COMPUTER SOFTWARE COSTS: The Company's policy is to capitalize costs incurred in creating computer software products once technological feasibility is established and to amortize such costs over periods ranging from three to ten years. The Company also capitalizes costs incurred in the development of computerized databases, which are amortized over periods of three to twenty years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. In 2000, 1999 and 1998, approximately $4,088,000, $1,927,000 and $3,658,000, respectively, of these costs were capitalized and approximately $2,532,000, $2,776,000 and $1,630,000, respectively, were amortized (excluding impairment writedowns of $5,359,000 in 1998).

EXCESS OF COST OVER NET ASSETS OF BUSINESSES ACQUIRED (GOODWILL): The excess of investments in consolidated subsidiaries over the fair value of assets at acquisition is being amortized on a straight-line basis over periods not exceeding forty years. The Company's policy is to evaluate goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For purposes of determining impairment and recoverability, the Company periodically reviews the operating results and cash flows of individual business units and would re-evaluate goodwill,

                                                Allen Telecom 2000 annual report
notes to consolidated financial statements year ended december 31, 2000, 1999 and 1998 when required, based on an undiscounted operating cash flow basis. An impairment loss, if required, would be recorded in the period such determination is made. Goodwill is net of accumulated amortization of $32,927,000 and $24,896,000 as of December 31, 2000 and 1999, respectively.

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the current rate of exchange, while sales and expenses are translated at the average exchange rate during the year. Adjustments from translating foreign subsidiaries' financial statements are excluded from the results of operations and are reported as a component of Accumulated other comprehensive loss.

RESEARCH AND DEVELOPMENT COSTS: Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred. Research and development expenses were $25,442,000 $26,317,000 and $28,812,000 in 2000, 1999 and 1998, respectively. In addition, the Company incurred other engineering expenses relating to product development (that do not meet the accounting definition of "Research and Development") in the amount of $1,629,000 and $1,930,000 in 1999 and 1998, respectively. There were no such other engineering costs in 2000.

STOCK BASED COMPENSATION: The Company accounts for stock based compensation awards pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations which prescribe the use of the intrinsic value based method. Accordingly, no compensation cost has been recognized for its fixed stock option plans since the exercise price of the employee stock options equals the market price of the underlying stock on the date of option grant. The Company presents the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." See Note 4 for additional information.

INCOME TAXES: A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statements and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards.

EARNINGS PER COMMON SHARE: Basic earnings per share are based on the weighted average number of common shares outstanding during the period. Diluted earnings per common share are based on the weighted average number of common shares outstanding during the period plus, if dilutive, the incremental number of common shares issuable on a pro forma basis upon the exercise of employee stock options, assuming the proceeds are used to repurchase outstanding shares at the average market price during the year. A reconciliation of the Basic and Diluted shares is provided below (in thousands):

                                                 2000         1999         1998
                                                 ----         ----         ----
Weighted average common
  shares outstanding - Basic                    27,820       27,480       27,220
Additional common shares
  issuable for stock options                       450         --           --
--------------------------------------------------------------------------------
Common shares-Diluted                           28,270       27,480       27,220
================================================================================


DERIVATIVE FINANCIAL INSTRUMENTS: The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998, which is now effective. Accordingly, the Company has adopted the provisions of the standard on January 1, 2001. The Company utilizes hedging activities primarily in its foreign subsidiaries to limit foreign currency exchange rate risk on receivables and to offset the impact of currency rate changes with regard to certain intercompany payables and foreign denominated purchase obligations. The adoption of SFAS No. 133 as of January 1, 2001 did not have a material impact on the Company's results of operations or financial position.

RECLASSIFICATIONS: In the fourth quarter of 2000, the Company adopted the provisions of Emerging Issues Task Force issue No. 00-10, Accounting for Shipping and Handling Fees and Costs ("EITF No. 00-10"). Accordingly, prior year amounts have been reclassified to conform with the 2000 presentation. The previously reported amounts for each of sales and cost of sales have been increased, in the following amounts, to conform with the current presentation (amounts in thousands):1999, $2,516; 1998, $2,640.

These reclassifications had no net impact on previously reported results of operations or stockholders' equity. In addition, certain other amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation.


NOTE 2: FINANCING

Long-term obligations consisted of the following (amounts in thousands):

                                                          2000          1999
                                                          ----          ----

Credit agreement borrowings                          $  62,431        $  46,235
Floating rate industrial revenue
  bonds due 2012-2025                                   11,900           11,900
Senior notes payable due 2001-2007                      65,000           65,000
Other                                                       90              350
Unamortized debt expense                                  (986)          (1,070)
                                                    ---------------------------
                                                       138,435          122,415
Less current maturities                                 (3,796)          (1,510)
                                                    ---------------------------
                                                     $ 134,639        $ 120,905
                                                    ===========================




                                                Allen Telecom 2000 annual report

18



notes to consolidated financial statements year ended december 31, 2000, 1999 and 1998


In 2000, the Company amended its domestic revolving credit agreement and increased the aggregate amount to $105,000,000 and extended the maturity to December 31, 2003. Of the total $105,000,000 commitment at December 31, 2000, $13,016,000 has been utilized for the issuance of letters of credit relating principally to the Company's industrial revenue bonds. The outstanding borrowings under this domestic revolving credit agreement totaled $58,100,000 at December 31, 2000. The balance of funds available under this revolving credit agreement may be utilized for borrowings or other letters of credit; however, a maximum of $25,000,000 may be allocated to such letters of credit. At December 31, 2000, $33,884,000 was available under this agreement. This obligation is collateralized by substantially all domestic assets. The Company has also pledged 65% of the stock of applicable foreign subsidiaries in support of this obligation. Interest may be determined on a LIBOR or prime rate basis at the Company's option. The Company has agreed to pay a facility fee in the range of 0.2% to 0.4% per annum on the total amount of the commitment. During 2000, the average interest rate for all domestic credit agreement borrowings was 8.25%.

The Company also has $32,000,000 of short-term credit lines which may be utilized by its European subsidiaries. At year end, there were no direct borrowings under these agreements. These credit lines bear interest based on LIBOR. Foreign long-term debt includes long-term arrangements at fixed and variable rates with the Industry Ministry of Italy totaling $2,184,000 (due 2001-2013), and variable rate borrowings with various international banks of $2,237,000 (due 2001-2008). Further, one of the aforementioned arrangements is a mortgage note, under which the Company has pledged the respective land and building as collateral. This facility had an aggregate net book value of $3,754,000 at December 31, 2000. During 2000, the average interest rate for all foreign credit arrangements approximated 4.6%.

The floating rate industrial revenue bonds bear interest at rates based upon a short-term tax exempt bond index, as defined in the agreements, which approximated 4.6% at December 31, 2000. During 2000, the average interest rate for all industrial revenue borrowings approximated 4.2%.

In 1997, the Company issued $65,000,000 (due 2001-2007) of notes in a private placement transaction. These notes have a weighted average life of 7 1/2 years and a weighted average interest rate of 6.65%. The notes are collateralized and rank equally with the Company's other secured indebtedness.

The aggregate maturities of long-term obligations for the years 2001 through 2005 are as follows (amounts in thousands):


   2001          2002            2003            2004            2005
   ----          ----            ----            ----            ----
  $3,796        $11,472         $69,427         $8,182          $8,231



The Company's borrowing agreements include various restrictive covenants as to the amount and type of indebtedness, investments and guarantees, maintenance of net worth, working capital, earnings before interest, taxes, depreciation and amortization, the purchase or redemption of the Company's shares and the disposition of assets of the Company not in the ordinary course of business. The Company was in compliance with these covenants at December 31, 2000.

NOTE 3: OTHER ASSETS, LIABILITIES AND INCOME

Other assets consisted of the following (amounts in thousands):

                                                             2000         1999
                                                             ----         ----
Capitalized computer software and
  database files                                           $ 8,244       $ 7,365
Insurance deposits                                           9,238         7,765
Other                                                       23,651        17,893
--------------------------------------------------------------------------------
                                                           $41,133       $33,023
================================================================================


Other liabilities consisted of the following (amounts in thousands):


                                                           2000            1999
                                                           ----            ----
Minority interests                                      $   117          $   563
Long-term pension and
  postretirement benefits                                 6,214            5,973
Other                                                     3,409            3,534
--------------------------------------------------------------------------------
                                                        $ 9,740          $10,070
================================================================================

The components of Other income, net, pertain principally to gains and losses from communications investments and is comprised of the following (amounts in thousands):

                                           2000          1999            1998
                                           ----          ----            ----
RF Micro Devices Inc.                   $   --         $   (165)       $ 14,400
NextWave Telecom Inc.                       --            3,500          (6,638)
Other                                       --               35          (1,697)
--------------------------------------------------------------------------------
                                        $   --         $  3,370        $  6,065
================================================================================


In 1998, the Company sold its investment in RF Micro Devices. This investment was accounted for pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Also, in 1998, the Company recognized an impairment in the entire carrying value of its investment in and receivable from NextWave (a C-Block wireless communications carrier) as certain subsidiaries of NextWave filed for relief under Chapter 11 of the United States Bankruptcy Code. In 1999, the Company sold its investment in NextWave and recognized the above noted gain. Also in 1998, the Company wrote off its investment in Windata Inc. as a result of that company's decision to liquidate with no recovery to the Company.

                                                Allen Telecom 2000 annual report
notes to consolidated financial statements

year ended december 31, 2000, 1999 and 1998

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

The Company's 1992 Stock Plan provides for the granting of options (and restricted shares as discussed below) to key employees as determined by the Management Compensation Committee of the Board of Directors. The total number of shares for which the Company may grant options and award restricted shares of common stock under the 1992 Stock Plan cannot exceed 3,528,221 shares, subject to certain adjustments. Options are awarded at a price not less than the fair market value on the date the option is granted, have a ten-year term whereby 50% of the option shares vest after two years and an additional 25% in each of years three and four. Options may contain stock appreciation rights under which the Company, upon request of the optionee, may, at its discretion, purchase the exercisable portion of an option for cash and/or shares at a price equal to the difference between the option price and the market price of the shares covered by such portion of the option in lieu of issuing shares upon exercise. There were no exercises of stock appreciation rights in 2000, 1999 and 1998.

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

In addition to the foregoing, certain Non-Employee Directors may receive non-qualified discretionary awards of options to purchase shares of common stock which are not pursuant to the 1994 Stock Plan. The options which are not pursuant to the 1994 Stock Plan are awarded at a price not less than the fair market value on the date the option is granted, have a ten-year term and either vest 33 1/3% on each of the first, second and third anniversaries of the grant or vest in the same manner as the 1992 and 1994 Stock Plans, depending upon the grant. Additionally, the non-qualified awards are subject to certain accelerated vesting upon cessation of service.

The following table summarizes the status of outstanding options as of December 31, 2000:

                 Stock Options Outstanding                        Stock Options Exercisable
                 -------------------------                        -------------------------
                                             Weighted Average                      Weighted
                                             ----------------                      Average
   Range of                              Contractual    Exercise                   Exercise
Exercise Prices            Shares          Life          Price         Shares      Price
---------------            ------          ----          -----         ------      -----
$  5.38-$10.77           1,069,047       7.14 years      $ 7.43       160,031     $  6.85
$ 11.28-$19.97           1,571,143       6.96 years      $16.07       744,668     $ 15.78
$ 20.00-$28.00             420,771       5.18 years      $21.61       420,271     $ 21.61
-----------------------------------------------------------------------------------------
$  5.38-$28.00           3,060,961       6.78 years      $13.82     1,324,970     $ 16.55
=========================================================================================

Stock option activity for the three years ended December 31, 2000 is summarized as follows:

                                                                Weighted Average
                                                    Shares       Exercise Price
                                                    ------       --------------

Balance, December 31, 1997                         1,968,703       $   15.08
  Granted
    (weighted average fair value $8.79)              558,600       $   15.55
  Exercised                                          (56,094)      $    6.06
  Terminated and cancelled                          (353,110)      $   18.02
--------------------------------------------------------------------------------
Balance, December 31, 1998                         2,118,099       $   14.96
  Granted
    (weighted average fair value $4.63)            1,032,500       $    7.58
  Exercised                                         (246,246)      $    4.30
  Terminated and cancelled                          (280,589)      $   14.51
--------------------------------------------------------------------------------
Balance, December 31, 1999                         2,623,764       $   13.10
  Granted
    (weighted average fair value $10.52)             613,000       $   16.36
  Exercised                                          (85,838)      $    8.89
  Terminated and cancelled                           (89,965)      $   14.99
--------------------------------------------------------------------------------
Balance, December 31, 2000                         3,060,961       $   13.82
================================================================================

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock option grants: expected volatility of 60%, 56% and 51%, risk free interest rates of 6.09%, 5.49% and 5.31%, and expected lives of
7.1 years, 7.1 years and 6.3 years for 2000, 1999 and 1998, respectively. The calculations assume no future dividend payments.

Restricted stock awards made to date under the 1992 Stock Plan were issued at no cash cost to the recipients; however, such employees generally agreed to forego salary increases and new stock option grants for a period of two years, other than for exceptional promotions. The restricted shares generally vest in 25% increments in the seventh, eighth, ninth and tenth year from the year of award. An accelerated vesting schedule may be triggered if certain performance targets are

                                                Allen Telecom 2000 annual report

20



notes to consolidated financial statements year ended december 31, 2000, 1999 and 1998 achieved. Specifically, the vesting of 50% of such shares may be accelerated (but not sooner than three years from the award year) based upon the average sale price of the Company's stock price during a period of 91 consecutive calendar days exceeding specified target levels. The remaining 50% of such shares may be accelerated based on average earnings per common share over three consecutive years exceeding specified target levels beginning with the award year. Restricted shares are subject to forfeiture in certain circumstances as defined in the 1992 Stock Plan.

Restricted stock activity for the three years ended December 31, 2000 is summarized as follows:

                                                                         Shares
                                                                         ------
Balance, December 31, 1997                                              285,456
  Granted (weighted average fair value $16.50)                           20,000
  Vested                                                                (37,365)
  Terminated and cancelled                                              (62,841)
--------------------------------------------------------------------------------
Balance, December 31, 1998                                              205,250
  Granted (weighted average fair value $8.00)                            50,000
  Vested                                                                 (2,517)
  Terminated and cancelled                                              (18,434)
--------------------------------------------------------------------------------
Balance, December 31, 1999                                              234,299
  Granted (weighted average fair value $13.94)                           15,000
  Vested                                                                (28,524)
  Terminated and cancelled                                               (6,518)
--------------------------------------------------------------------------------
Balance, December 31, 2000                                              214,257
================================================================================

Unearned compensation with respect to restricted shares, representing the fair value of the restricted shares at the date of award, is charged to income over a ten-year period or the period of actual vesting whichever is shorter. Compensation expense with respect to restricted shares, net of forfeitures, amounted to $313,000 in 2000, $193,000 in 1999, and $26,000 in 1998.

At December 31, 2000 and 1999, 3,697,011 and 3,773,797 common shares, respectively, were reserved for outstanding stock options and for future grants of stock options and restricted shares under all Stock Plans.

If the Company had elected to recognize compensation cost for its stock based compensation plans based on the fair value at the grant dates for awards under those plans in accordance with SFAS No. 123, net income and earnings per common share would have been reduced to the pro forma amounts below (amounts in thousands, except per share data):

                                         2000         1999         1998
                                         ----         ----         ----
Net income (loss):
  As reported                          $12,053     $(2,855)     $(10,222)
  Pro forma                            $10,136     $(5,035)     $(12,042)
Earnings (loss) per common share,
Basic and diluted:
  As reported                             $.43       $(.10)        $(.38)
  Pro forma                               $.36       $(.18)        $(.44)

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company's leases consist primarily of facilities and equipment and expire principally between 2001 and 2010. A number of leases require that the Company pay certain executory costs (taxes, insurance and maintenance) and contain renewal and purchase options. Annual rental expense for operating leases included in results from continuing operations approximated $4,942,000 in 2000, $4,400,000 in 1999 and $3,900,000 in 1998. Future minimum payments under noncancellable operating leases as of December 31, 2000 were as follows (amounts in thousands):

2001                                                                     $ 6,774
2002                                                                       6,850
2003                                                                       6,253
2004                                                                       4,785
2005                                                                       2,639
Thereafter                                                                10,544
--------------------------------------------------------------------------------
Total minimum lease payments                                             $37,845
================================================================================

The Company is self-insured for health care and worker's compensation up to predetermined amounts above which third party insurance applies. The Company is fully insured through third party insurance for general liability and product liability. The Company is contingently liable to insurance carriers under its worker's compensation and liability policies and has provided letters of credit in favor of these carriers in the amount of $700,000.

In the normal course of business the Company is subject to proceedings, lawsuits and other claims involving such matters as product liability, casualty claims and employment practices. In the opinion of management, after review and consultation with counsel, the Company is not presently party to any such litigation that would have a material adverse effect on its business, results of operations or cash flow.

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




                                                Allen Telecom 2000 annual report
notes to consolidated financial statements year ended december 31, 2000, 1999 and 1998

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

Net periodic pension cost for the Company's plans included the following components (amounts in thousands):


                                                  2000         1999       1998
                                                  ----         ----       ----
Service cost benefits earned
  during the year                               $ 1,006     $ 1,413     $ 1,549
Interest cost on the projected
  benefit obligation                              2,496       2,404       2,261
Actual income on plan assets                       (868)     (5,970)     (1,779)
Net curtailment/settlement (gain)/loss           (1,160)         13         (29)
Net amortization and deferral                    (2,237)      3,395        (880)
--------------------------------------------------------------------------------
Net periodic pension (income) cost              $  (763)    $ 1,255     $ 1,122
================================================================================

A reconciliation of the plans' projected benefit obligation, fair value of plan assets, and funding status is as follows (amounts in thousands):

                                                          2000            1999
                                                          ----            ----
Projected benefit obligation:
  Balance, beginning of year                           $ 33,879        $ 35,348
  Service cost                                            1,006           1,413
  Interest cost                                           2,496           2,404
  Benefits paid and plan expenses                        (2,220)         (2,241)
  Loss/(Gain) recognized                                  1,431          (4,215)
  Settlements and other                                  (1,141)          1,170
--------------------------------------------------------------------------------
                                                       $ 35,451        $ 33,879
================================================================================

Fair value of plan assets:
  Balance, beginning of year                           $ 32,526        $ 28,312
  Return on assets                                          868           5,970
  Employer contributions                                    589             485
  Benefits paid and plan expenses                        (2,220)         (2,241)
--------------------------------------------------------------------------------
                                                       $ 31,763        $ 32,526
================================================================================

Funding Status:
  Projected benefit obligation                         $(35,451)       $(33,879)
  Fair value of plan assets                              31,763          32,526
--------------------------------------------------------------------------------
  Unfunded obligation                                    (3,688)         (1,353)
  Unrecognized:
    Net gain                                             (1,051)         (4,842)
    Prior service cost                                    1,778           1,942
    Transition assets                                       (17)            (76)
  Additional minimum liability                             (195)           --
--------------------------------------------------------------------------------
  Net accrued liability                                $ (3,173)       $ (4,329)
================================================================================


Plan assets consist principally of equity securities (including 92,000 common shares of the Company).

With respect to certain of the Company's pension plans, the accumulated pension obligation exceeds the fair value of the plan assets, as follows (amounts in thousands):

                                                            2000           1999
                                                            ----           ----

Accumulated benefit obligation                             $4,493         $4,282
Related fair value of plan assets                            --             --

The weighted average rates used in determining pension cost for the plans are:

                                                          2000      1999
                                                          ----      ----
Discount rate                                            7 1/2%    7 3/4%
Expected rate of increase in compensation                    5%        5%
Expected long-term rate of return
  on plan assets                                         9 3/4%    9 3/4%

The Company provides health care and life insurance benefits for certain retired employees who reach retirement age while working for the Company. The components of the expense for postretirement health care and life insurance benefits are as follows (amounts in thousands):

                                                    2000        1999      1998
                                                    ----        ----      ----
Service cost benefits attributed to
  service during period                            $--         $   3       $   4
Interest cost on accumulated
  postretirement benefit obligation                 114         101         105
Amortization of (gain) loss                           (6)         (1)          2
--------------------------------------------------------------------------------
Net post-retirement health care cost               $ 108       $ 103       $ 111
================================================================================


The components of the accumulated post-retirement benefit obligations (all of which are unfunded) are as follows (amounts in thousands):


                                                    2000         1999      1998
                                                    ----         ----      ----
Retirees                                          $ 1,641     $ 1,409    $ 1,403
Fully eligible active plan participants                80         125         69
Other active plan participants                       --          --           72
Unrecognized net gain (loss)                          (32)        110         60
--------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligations                             $ 1,689     $ 1,644    $ 1,604
================================================================================

A reconciliation of the accumulated post-retirement benefit cost is as follows (amounts in thousands):

                                                         2000             1999
                                                         ----             ----
Balance as of January 1                               $ 1,644           $ 1,604
Net postretirement benefit cost:
  Service cost                                           --                   3
  Interest cost                                           114               101
  Amortization of losses                                   (6)               (1)
Actual benefits paid                                      (63)              (63)
--------------------------------------------------------------------------------
Balance as of December 31                             $ 1,689           $ 1,644
================================================================================





                                                Allen Telecom 2000 annual report

22



notes to consolidated financial statements year ended december 31, 2000, 1999 and 1998

The actuarial calculation assumed a health care cost trend rate of 8.4% in 2000, 8.8% in 1999 and 9.2% in 1998. The assumed trend rate was reduced based on the most current data. The assumed rate decreases approximately 0.4% per year through the year 2009 to 5.0% and remains constant beyond that point. Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change (plus or minus) in the assumed health care cost trend rules would have the following effects (amounts in thousands):

                                                               Plus       Minus
                                                             1% Point   1% Point
                                                             --------   --------

Effect on total of service and interest
  cost components                                               $  4       $ (3)
Effect on post-retirement benefit obligation                    $ 62       $(55)

The weighted average discount rate used in determining the accumulated post-retirement benefit obligations was 7.50% in 2000, 7.75% in 1999 and 6.75% in 1998.


Note 7: Income Taxes
Information with respect to income taxes in continuing operations is as follows (amounts in thousands):

                                                                            2000                    1999             1998
                                                                            ----                    ----             ----
Income (loss) before taxes and minority interests:
    Domestic                                                             $  7,850                 $(21,804)        $(22,892)
    Foreign                                                                10,524                   16,392           14,338
----------------------------------------------------------------------------------------------------------------------------
                                                                         $ 18,374                 $ (5,412)        $ (8,554)
============================================================================================================================
Provision for (benefit from)
  income taxes:
  Current:
    Federal                                                              $ (6,122)                $(11,779)        $ (6,206)
    Foreign                                                                 7,636                    9,363           10,661
    State and local                                                           340                      400              550
----------------------------------------------------------------------------------------------------------------------------
                                                                            1,854                   (2,016)           5,005
----------------------------------------------------------------------------------------------------------------------------
  Deferred:
    Federal                                                                 5,528                     (946)          (5,472)
    Foreign                                                                   720                    1,740           (4,571)
    State and local                                                          (572)                    (622)            (272)
----------------------------------------------------------------------------------------------------------------------------
                                                                            5,676                      172          (10,315)
----------------------------------------------------------------------------------------------------------------------------
                                                                         $  7,530                 $ (1,844)        $ (5,310)
============================================================================================================================


A reconciliation of the provision for (benefit from) income taxes at the U.S. Federal statutory rate of 35% to the reported tax is as follows (amounts in thousands):

                                                                                  2000                  1999                  1998
                                                                                  ----                  ----                  ----
Provision for (benefit from) computed
  at the U.S. Federal statutory rate                                            $ 6,431               $(1,894)              $(2,994)
State and local income taxes,
  net of Federal income tax effect                                                  418                   246                   311
Net lower tax rates on foreign income                                              (404)                 (663)               (1,228)
Impact of non-deductible
  goodwill amortization                                                           2,680                 2,380                 2,112
Benefit of foreign sales corporation
  and other tax credits                                                            (400)               (1,025)               (1,513)
Impact of tax rate change on prior
  undistributed foreign earnings                                                   --                    (998)               (3,670)
Other, net                                                                       (1,195)                  110                 1,672

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                $ 7,530               $(1,844)              $(5,310)
====================================================================================================================================

The following table summarizes the total provision for (benefit from) income taxes (amounts in thousands):

                                              2000          1999         1998
                                              ----          ----         ----
Continuing operations                       $ 7,530       $(1,844)      $(5,310)
Discontinued operations                         700         1,403        (2,640)
Allocated to equity:
  Employee stock plans                       (1,630)         (415)         (139)
  Pension gain (loss)                          --             148          (148)
--------------------------------------------------------------------------------
                                            $ 6,600       $  (708)      $(8,237)
================================================================================

The components of deferred tax assets (liabilities) are comprised of the following as of December 31, 2000 and 1999 (amounts in thousands):

                                                          2000          1999
                                                          ----          ----
Gross deferred tax assets:
  Inventory                                            $  6,035        $  7,108
  Bad debt reserves                                         791             802
  Pensions and deferred compensation                      3,382           1,910
  Tax credit carryforwards                                3,762           3,280
  Plant consolidation reserves                            1,802           2,330
  Net operating loss carryforwards                       22,935          16,558
  Depreciation                                              340            --
  Unremitted foreign earnings                             5,647           6,268
  Other                                                     758             941
--------------------------------------------------------------------------------
                                                         45,452          39,197
--------------------------------------------------------------------------------
Gross deferred tax liabilities:
  Intangible assets                                      (2,334)         (1,543)
  Depreciation                                             --              (320)
  Withholding taxes                                      (3,558)         (1,537)
  Other                                                  (5,903)         (4,366)
--------------------------------------------------------------------------------
                                                        (11,795)         (7,766)
--------------------------------------------------------------------------------
  Net deferred tax asset                               $ 33,657        $ 31,431
--------------------------------------------------------------------------------



                                                Allen Telecom 2000 annual report
notes to consolidated financial statements

year ended december 31, 2000, 1999 and 1998

During 2000, 1999 and 1998, general business tax credits of approximately $400,000, $680,000 and $835,000 generated in the respective years were used to reduce the provision for income taxes. At December 31, 2000, the Company also has available alternative minimum tax credits in the amount of $476,000 available to reduce future Federal income tax liabilities.

United States income taxes are not provided on undistributed earnings of the Company's foreign subsidiaries because of the intent to reinvest these earnings. The amount of undistributed earnings which are considered to be indefinitely reinvested is approximately $73,000,000 at December 31, 2000. While the amount of federal income taxes, if such earnings are distributed in the future, cannot now be determined, such taxes may be reduced by tax credits and other deductions.

The Company has U.S. net operating loss carryforwards totaling approximately $72,700,000 available to reduce future taxable income. Of such carryforwards, $4,800,000 expires in 2011 and $67,900,000 in 2018 through 2020. At December 31,
2000, the Company has recorded a net U.S. deferred tax asset pertaining to the recognition of the benefit on the aforementioned operating loss carryforwards, net deductible temporary differences and tax credits in the amount of approximately $32,580,000. The Company has not provided any valuation allowance with respect to this asset, as it believes its realization is "more likely than not."


NOTE 8: INDUSTRY SEGMENT AND GEOGRAPHIC DATA

The Company conducts its business through two segments based on products provided and services rendered: Wireless Communications Equipment and Wireless Engineering and Consulting Services. Wireless Communications Equipment consists of three product lines: Base Station Subsystems and Components, Repeaters and In-Building Coverage Products, and Base Station and Mobile Antennas.

The Company provides products and services on a global basis to many of the world's largest wireless communications OEMs and carriers. The Company supplies many different customized Base Station Subsystems and Components that are incorporated in cell sites including filters, duplexers, power amplifiers, combiners, microwave radios and related products. Repeater and In-Building Coverage products support both coverage and capacity enhancements for wireless communications carriers, these products include repeaters, distributed antenna systems, bi-directional boosters as well as test equipment and analysis software. The Base Station and Mobile Antenna product line manufactures a comprehensive line of base station and mobile antennas serving all major wireless standards and frequencies.


The Wireless Engineering and Consulting Services segment provides frequency planning and microwave coordination services as well as network design and field engineering services to wireless communication carriers.

The following shows the operating results and asset positions for each of the reportable segments for the years ended December 31, 2000, 1999 and 1998 (amounts in thousands):

                                            2000          1999         1998
                                            ----          ----         ----
Sales to external customers:
  Wireless communications
    equipment                           $ 367,505      $ 313,653      $ 363,229
  Wireless engineering and
    consulting services                    25,103         22,560         27,415
--------------------------------------------------------------------------------
  Total sales                           $ 392,608      $ 336,213      $ 390,644
================================================================================

Operating income (loss):
  Wireless communications
    equipment                           $  38,226      $  11,098      $  12,256
  Wireless engineering and
    consulting services                     4,426          1,034         (7,867)
--------------------------------------------------------------------------------
                                           42,652         12,132          4,389
  Goodwill amortization                    (7,822)        (7,020)        (6,295)
  General corporate expenses               (7,423)        (5,748)        (5,908)
--------------------------------------------------------------------------------
  Operating income (loss)               $  27,407      $    (636)     $  (7,814)
================================================================================

Segment Assets:
  Wireless communications
    equipment                           $ 261,227      $ 248,148      $ 244,487
  Wireless engineering and
    consulting services                    13,676         14,579         16,527
--------------------------------------------------------------------------------
                                          274,903        262,727        261,014
Goodwill                                  129,190        134,723        131,939
Assets of discontinued
  emission testing business                  --             --           25,799
Deferred income taxes                      48,115         37,247         24,175
Other general corporate
  assets                                   20,814         16,733         22,658
--------------------------------------------------------------------------------
  Total assets                          $ 473,022      $ 451,430      $ 465,585
================================================================================

Depreciation and software
  amortization:
  Wireless communications
    equipment                           $  12,830      $  14,296      $  13,990
  Wireless engineering and
    consulting services                     2,955          3,264          3,510
Fixed asset and capitalized
  software additions:
  Wireless communications
    equipment                           $  16,925      $  10,730      $  18,361
  Wireless engineering and
    consulting services                     2,227            643          3,635



                                                Allen Telecom 2000 annual report

notes to consolidated financial statements

year ended december 31, 2000, 1999 and 1998

The geographic distribution of the Company's sales and long-lived assets (excluding deferred income taxes) is as follows (amounts in thousands):

                                          2000           1999            1998
                                          ----           ----            ----
Sales:
  United States                       $ 196,783       $ 179,772       $ 233,637
  Italy                                 156,189         110,701         113,401
  Germany                                37,581          55,055          50,905
  Other                                  74,708          59,429          71,115
  Intercompany                          (72,653)        (68,744)        (78,414)
--------------------------------------------------------------------------------
Total                                 $ 392,608       $ 336,213       $ 390,644
================================================================================
Long-lived assets:
  United States                       $ 184,087       $ 190,950       $ 220,505
  Italy                                  13,649          12,650          13,347
  Germany                                 9,041           8,181           7,487
  Other                                   4,825           5,218           5,097
--------------------------------------------------------------------------------
Total                                 $ 211,602       $ 216,999       $ 246,436
================================================================================

Sales to one major communications equipment customer accounted for 15% of consolidated sales in 2000. No customers accounted for more than 10% of sales in 1999 and 1998.


NOTE 9: ACQUISITIONS AND DISPOSITIONS

In 1998, the Company acquired additional minority interests in several subsidiaries. In June 1998, the Company acquired an additional 10% of Telia S.A. in France ("Telia") bringing its ownership interest to 72%. In July 1998, the Company acquired the remaining 40% minority interest of Mikom Vertriebs und Service G.m.b.H., in Austria bringing its ownership interest to 100%. In October 1998, the Company acquired an additional 12% interest in Mikom G.m.b.H. ("Mikom") bringing its total interest to 74%. In November 1998, the Company acquired the remaining outstanding 35.7% minority interest in Tekmar Sistemi S.r.l. in Italy bringing its ownership interest to 100%. All such transactions were in cash and aggregated approximately $15,400,000.

In 1999, the Company acquired the remaining outstanding 26% minority interest in Mikom, bringing its ownership interest to 100%, together with most of the shares in two related European entities. Total consideration was approximately $17,556,000, including $9,290,000 and $6,173,000 paid in cash, in 1999 and 2000, respectively, and the balance paid, in cash, in 2001 (included in Accounts Payable at December 31, 2000).

In 2000, the Company acquired the remaining outstanding 28% minority interest of Telia, bringing its ownership interest to 100%, for a cash payment of $2,193,000.

On March 1, 1999, the Company sold its Marta Technologies, Inc. ("Marta") subsidiary, which operated its discontinued centralized automotive emission testing business. Pursuant to the terms of the agreement, the Company received cash of $9,387,000 and a three year, $3,000,000, 12% installment note in exchange for the outstanding capital stock of Marta. Previously contingent purchase price in the amount of $2,000,000 was earned, when, in February 2000, the purchaser was awarded an emissions testing contract. The additional purchase price consideration was in the form of a 12% installment note. Accordingly, in the first quarter of 2000, the Company reported additional gain of $1,300,000 from disposal of discontinued operations, net of related income taxes of $700,000. The gain on sale of this discontinued operation in 1999, in the amount of $2,363,000 is net of related income taxes in the amount of $1,403,000. In 1998, the Company recognized an additional loss for this business in the amount of $4,710,000 after related income tax benefit of $2,640,000.


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

LONG-TERM INVESTMENTS: It is not practicable to estimate the fair value of the Company's 8% investment in the common and preferred stock of its former specialty rubber products business because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts recorded at December 31, 2000 and December 31, 1999 reflect the corresponding fair value of such investment.

LONG-TERM DEBT: The fair values of the Company's long-term debt either approximate fair value or are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.



                                                Allen Telecom 2000 annual report
notes to consolidated financial statements

year ended december 31, 2000, 1999 and 1998

OFF-BALANCE SHEET INSTRUMENTS: The Company utilizes letters of credit to back certain financing instruments, insurance policies and payment obligations. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined. The Company enters into foreign currency contracts to offset the impact of currency rate changes related to accounts receivable and certain payment obligations. The fair value of such contracts are based on quoted market prices of comparable contracts. The carrying amounts and fair values of financial instruments at December 31, 2000 and 1999 are as follows (amounts in thousands):

                                           Carrying Amount        Fair Value
                                           2000      1999       2000       1999
                                           ----      ----       ----       ----
Cash and cash equivalents              $ 10,539   $ 22,085   $ 10,539   $ 22,085
Non-current investments                   4,334      4,334      4,334      4,334
Long-term debt                          139,421    124,156    141,885    124,156
Off-balance sheet financial
  instruments:
  Letters of credit                       1,115      6,933      1,115      6,933
  Foreign currency
     contracts                            2,773     14,746      2,966     14,204


NOTE 11: SUPPLEMENTAL CASH FLOW DISCLOSURE

The following non-cash items were effected and are not reflected in the Consolidated Statements of Cash Flows:

In 2000, Accumulated other comprehensive loss, representing adjustments from translating foreign currency financial statements, increased from $10,685,000 at December 31, 1999 to $31,948,000 at December 31, 2000.

In 1999, the Company purchased the remaining outstanding interest in Mikom and two affiliated European companies. This acquisition resulted in additional Goodwill of $9,608,000. This acquisition also increased Accounts Payables at December 31, 1999 by $8,266,000 and eliminated minority interest liability of $6,500,000.

In 1999, the Company sold Marta assets of $22,958,000 and, further, the purchaser assumed a $12,436,000 capital lease obligation. As described in Note 9, in 2000 the Company received a $2,000,000 installment note receivable relating to the sale of Marta.

There were no significant non-cash transactions in 1998.

Information with respect to cash paid during the year for interest and taxes is as follows (amounts in thousands):

                                                2000          1999         1998
                                                ----          ----         ----
Interest paid                                  $10,620      $ 9,240      $ 8,020
Interest capitalized                              --           --            286
Income taxes paid, net                          10,207        8,605       24,096


NOTE 12: SPECIAL CHARGES

In 2000, 1999 and 1998, the Company incurred net special charges pertaining to the discontinuation of certain product lines, the closing and consolidation of manufacturing facilities and other items. Such costs are included in the Consolidated Statements of Operations as follows (amounts in thousands):

                                                  2000        1999        1998
                                                  ----        ----        ----
Cost of sales                                 $   106       $ 6,109      $12,539
Selling, general and
  administrative expenses                        (141)        5,877        6,886
Research and development and
  product engineering costs                      --             325         --
--------------------------------------------------------------------------------
  Total (income) loss                         $   (35)      $12,311      $19,425
================================================================================

In 2000, the Company incurred pretax charges of $1,678,000, or $.04 per basic and diluted share after related income tax effect, incremental to its 1999 restructuring charge. These 2000 charges, which were not accruable at December 31, 1999, include termination costs of employees notified subsequent to December 31, 1999, relocation costs, asset write-offs, and other termination related benefits. In 2000, the Company also recognized a non-cash pretax gain of $1,160,000, or $.03 per basic and diluted share after related income tax effect, with respect to a pension curtailment gain as a result of a reduction in workforce in connection with the aforementioned restructuring. The Company also adjusted the loss accrual for the disposal of the facility as a result of its sale in January 2001 and recorded income in the amount of $553,000, or $.01 per basic and diluted share after related income tax effect.

In 1999, restructuring costs aggregated $12,311,000 and included provisions for the closure of a manufacturing facility, a loss on the sale of this facility, the termination of substantially all employees, a loss on the disposal of equipment and inventory related charges of $4,690,000 all in the Wireless Communications Equipment segment. The facility had a net book value of $4,805,000 at December 31, 2000, classified in other assets.

In 1998, the Company initiated a number of cost reduction efforts to improve and adjust operations to existing market conditions. These actions included, among others, the discontinuance of product development and marketing efforts on certain products, the formation of a worldwide Repeater and In-Building Coverage business, the consolidation of two manufacturing operations of the Repeater and In-Building Coverage product line, and the reorganization of the Company's North American-based sales force and Wireless Engineering and Consulting Services business. As a result of asset write-offs, severance and other costs associated with such actions, the Company incurred before-tax charges for the year of $19,425,000 (including $4,706,000 of inventory related charges), or $.47 per basic and dilut-

                                                Allen Telecom 2000 annual report

notes to consolidated financial statements year ended december 31, 2000, 1999 and 1998 ed share after related taxes. Substantially all such costs were incurred and expended in 1998.

The following is a summary of the status of certain exit costs incurred (amounts in thousands, except employee data):

                                       Severance
                                 --------------------      Sale of
                                            Number of    Building and
                                 Accrual    Employees      Equipment      Other
                                 -------    ---------    ------------     -----

Accrual                          $ 1,531        115      $ 3,764        $ 1,110
Charged against accrual             (157)       (22)      (1,493)          (593)
--------------------------------------------------------------------------------
Balance, December 31, 1999         1,374         93        2,271            517
Additions to the accrual             327          5          393            958
Charged against accrual           (1,482)       (98)        (562)        (1,158)
Accrual adjustment credited
  to income                         --         --           (553)          --
--------------------------------------------------------------------------------
Balance, December 31, 2000       $   219       --        $ 1,549        $   317
================================================================================


NOTE 13: UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly financial data are summarized as follows (amounts in thousands, except per share amounts):

                                   March 31     June 30    Sept. 30    Dec. 31
                                   --------     -------    --------    -------
2000
Sales                            $  88,859    $  89,175   $ 107,690   $ 106,884
Gross profit                        25,382       27,584      31,930      30,046
Income from continuing
  operations                           570        2,242       4,285       3,656
Gain from discontinued
  operations                         1,300         --          --          --
Net income                           1,870        2,242       4,285       3,656
Earnings per common share:
  Basic and Diluted:
    Continuing operations        $     .02    $     .08   $     .15   $     .13
    Discontinued operations            .05         --          --          --
    Net income                         .07          .08         .15         .13
--------------------------------------------------------------------------------
1999
Sales                            $  76,469    $  78,002   $  90,289   $  91,453
Gross profit                        22,230       23,357      25,848      17,714
Income (loss) from continuing
  operations                        (1,436)          17       2,632      (6,431)
Gain from discontinued
    operations                       2,363         --          --          --
Net income (loss)                      927           17       2,632      (6,431)
Earnings (loss) per
  common share:
  Basic and Diluted:
    Continuing operations        $    (.05)   $    --     $     .10   $    (.23)
    Discontinued operations            .08         --          --          --
    Net income (loss)                  .03         --           .10        (.23)
--------------------------------------------------------------------------------


As described in Note 1, in the fourth quarter of 2000 the Company adopted the provisions of EITF No. 00-10. Accordingly, the previously reported amounts for each of sales and cost of sales for each of the periods below have been increased to conform with the current presentation (amounts in thousands):

Quarter Ended:                                           2000               1999
--------------                                           ----               ----
March 31                                                 $903               $556
June 30                                                   735                501
September 30                                              925                753
December 31                                               --                 706

These reclassifications had no net impact on previously reported results of operations or stockholders' equity.

In the first quarter of 2000, the Company incurred incremental pretax charges of approximately $1,678,000, or $.04 per basic and diluted share after related income tax effect, in connection with the restructuring, announced during the fourth quarter of 1999, of certain operations including the discontinuance of certain product lines, the closing of a manufacturing facility, termination costs of employees and other items. Of this pretax charge, $960,000 was recorded in cost of sales and $718,000 in selling, general and administrative expenses.

In the third quarter of 2000, the Company recognized a pretax gain of approximately $1,160,000, or $.03 per basic and diluted share after related income tax effect, with respect to a pension curtailment gain as a result of a reduction in force in connection with the aforementioned restructuring, of this gain $406,000 was recorded in cost of sales and $754,000 in selling, general and administrative expenses.

In the fourth quarter of 2000, the Company adjusted the loss accrual for the disposal of a facility and recorded income in the amount of $553,000 (included in cost of sales) or $.01, per basic and diluted share, after related income tax effect.

Income (loss) from continuing operations in the third quarter of 1999 includes net gains in the amount of $3,013,000 ($.07 per basic and diluted share) pertaining principally to a gain on the sale of a telecommunications investment.

The fourth quarter of 1999 includes a $998,000 deferred tax benefit, or $.04 per basic and diluted share, with respect to a change in the applicable income tax rate on the undistributed earnings (prior to 1999) of a foreign subsidiary.

In the fourth quarter of 1999, the Company recorded a $12,311,000 before-tax special charge to earnings, or $.29 per basic and diluted share after related income taxes. (See Note 12 for additional information.)


NOTE 14: SUBSEQUENT EVENT

On January 23, 2001, the Company announced that it had entered into a non-binding letter of intent, subject to certain conditions, to acquire Smith-Woolley Telecom ("SWT"), a division of Smith-Woolley Chartered Surveyors located in England. SWT provides acquisition, design and construction services for wireless communications sites for United Kingdom based carriers. This transaction, if consummated, will be accounted for as a purchase.

                                                Allen Telecom 2000 annual report
independent accountants' report


To the Board of Directors and Stockholders of Allen Telecom Inc.

We have audited the accompanying consolidated balance sheets of Allen Telecom Inc. and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Allen Telecom Inc. and its subsidiaries for the year ended December 31, 1998, were audited by other auditors whose report, dated February 16, 1999 (except as to paragraph five of Note 9 as originally presented in the financial statements for the year ended December 31, 1998, which is as of March 1, 1999), expressed an unqualified opinion on these statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2000 and 1999 consolidated financial statements present fairly, in all material respects, the financial position of Allen Telecom Inc. and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Cleveland, Ohio
February 22, 2001





management's report

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

The primary responsibility for the integrity of financial information rests with management. Certain valuations contained herein result, of necessity, from estimates and judgments of management. Actual results could differ from these estimates. The accompanying consolidated financial statements, notes thereto and other related information were prepared in conformity with accounting principles generally accepted in the United States of America.

/s/ ROBERT G. PAUL
Robert G. Paul
President and Chief Executive Officer


/s/ ROBERT A. YOUDELMAN
Robert A. Youdelman
Executive Vice President and
Chief Financial Officer

/s/ JAMES L. LEPORTE
James L. LePorte, III
Vice President - Finance

                                                Allen Telecom 2000 annual report

management's discussion and analysis of financial condition and results of operations

OVERVIEW
We design, manufacture, and market wireless communications infrastructure equipment and provide wireless engineering and consulting services for the global wireless communications markets. Our products and services improve the capacity, coverage and performance of wireless networks, including emerging 3G networks. As part of our commitment to our customers' evolving needs, we have also developed new products for E 911 geolocation and other emerging wireless equipment markets such as next generation power amplifiers. Our products and services serve all major wireless standards and frequencies.

We were founded in 1928 as Allen Electric & Equipment Company and have been listed on the New York Stock Exchange since September 1971. We have repositioned our business through a series of strategic acquisitions and divestitures during the 1990's and have been known as Allen Telecom Inc. since February 1997.

SALES. Our sales are derived primarily from wireless infrastructure equipment and engineering services provided to wireless communications original equipment manufacturers, or OEMs, and carriers. We make the majority of our communications equipment sales pursuant to orders received under master purchase agreements or specific purchase contracts, and our wireless engineering and consulting services are typically provided on the basis of time and materials or specific service contracts. Sales are recorded at the time products are shipped or services are performed.

We derive a significant portion of our sales from some of the world's largest wireless communications carriers and OEMs. Our top 10 customers accounted for 55.2%, 47.7%, and 34.2% of total sales in 2000, 1999 and 1998, respectively. Nortel Networks, our largest customer, accounted for 15.2% of total sales in 2000. No customer accounted for more than 10% of our total sales in 1998 or 1999, and Nortel Networks was our only customer to account for more than 10% in 2000.

We manufacture, distribute and market our products to the following geographic regions: Asia, Australia, Europe, Latin America and North America. International sales constituted approximately 57% to 59% of total sales for each of the last three years. We expect international sales as a percentage of total sales to increase over the next several years as we benefit from the expected build out of 3G wireless networks, primarily in Europe. We expect this trend to be offset by anticipated sales of our E 911 geolocation products in the United States. Export sales from the United States are primarily to major wireless carriers and are typically payable in U.S. dollars. European-based sales are to major OEMs and wireless carriers, and are typically denominated in Euros. As a result of our international position, we are subject to foreign currency translation fluctuations that impact the amount of sales we report in U.S. dollars for financial reporting purposes. Other than these translation effects, we do not believe that such currency fluctuations have significantly impacted our competitive position or our sales to domestic or international customers for either our U.S. or international operations.

Our historical sales have reflected seasonal fluctuations due to the effect of less infrastructure build out and product installations in the winter months, primarily as a result of the impact of inclement weather conditions.

We report our sales in two segments, Wireless Communications Equipment and Wireless Engineering and Consulting Services. Our Wireless Communications Equipment segment consists of three product lines. When we begin to record sales of Geolocation Products, we plan to create a new product line as part of our Wireless Communications Equipment segment. The table below sets forth our sales by segments and product lines:

Sales by Segments and Product Lines (in millions)

year ended december 31,                                              2000                   1999                     1998
                                                                     ----                   ----                     ----
Wireless Communications Equipment:
  Base Station Subsystems and Components                     $  190.9       48.6%    $  143.3       42.6%    $  184.5       47.2%
  Repeaters and In-Building Coverage Products                    78.8       20.1%        93.5       27.8%        92.7       23.8%
  Base Station and Mobile Antennas                               97.8       24.9%        76.8       22.9%        86.0       22.0%
---------------------------------------------------------------------------------------------------------------------------------
    Total Wireless Communications Equipment                     367.5       93.6%       313.6       93.3%       363.2       93.0%
Wireless Engineering and Consulting Services                     25.1        6.4%        22.6        6.7%        27.4        7.0%
---------------------------------------------------------------------------------------------------------------------------------
    Total Sales                                              $  392.6      100.0%    $  336.2      100.0%    $  390.6      100.0%
=================================================================================================================================

                                                Allen Telecom 2000 annual report
management's discussion and analysis of financial condition and results of operations

BACKLOG. Backlog includes all purchase orders and contracts for products and services with requested delivery dates within one year. Generally, purchase orders are subject to cancellation at the request of the customer. Cancelled orders are, in some instances, subject to cancellation or restocking charges payable to us.

COST OF SALES. Cost of sales consists primarily of direct material costs of production components; production salaries, wages and employee benefits; fees paid to contract manufacturers; costs of our manufacturing facilities, including rent, depreciation, utilities, maintenance and insurance; and indirect supervisory manufacturing salaries, wages and employee benefits.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses generally include salaries, wages, commissions, employee benefits, travel and entertainment, communications, third party professional fees, and a portion of facility expenses related to sales and administrative activities.

RESEARCH AND DEVELOPMENT AND PRODUCT ENGINEERING COSTS. Research and development and product engineering costs relate to our engineering and technical operations and include salaries, wages, employee benefits, test equipment, test labs, third party contract research, prototype expenses and related facility expenses. Over the last three years, we have invested a significant portion of our research and development resources in our new initiatives, including products for emerging 3G networks, E 911 geolocation products, as well as next generation power amplifiers.

OTHER INCOME, NET. Other income, net principally includes non-recurring gains and losses relating to the sale of investments.

INCOME TAXES. We operate our business in 19 countries and accrue and pay income taxes in each of those countries in accordance with each country's tax rates and rules.

REPORTING MATTER. In order to facilitate the timely preparation of our financial statements on a consolidated basis, we historically have included the results of our principal European operations on a two-month delayed basis. Effective January 1, 2001, such European operations changed their fiscal year-end from October 31 to December 31, consistent with the balance of our operations. The results of operations for these European operations for November and December 2000 will be recorded directly to retained earnings in the first quarter of 2001. This change in the reporting period is not expected to have a significant effect on our consolidated results of operations.

RESULTS OF OPERATIONS

The following table sets forth our consolidated results of operations as a percentage of sales for the periods shown:

year ended december 31,                        2000         1999          1998
                                               ----         ----          ----
Sales                                          100.0%       100.0%       100.0%
Cost of sales                                   70.7         73.5         75.8
--------------------------------------------------------------------------------
  Gross profit                                  29.3         26.5         24.2
Operating expenses:
  Selling, general and
    administrative expenses                     13.8         16.3         16.7
  Research and development
    and product
       engineering costs                         6.5          8.3          7.9
  Amortization of goodwill                       2.0          2.1          1.6
--------------------------------------------------------------------------------
  Operating income (loss)                        7.0         (0.2)        (2.0)
Other income, net                                0.0          1.0          1.5
Net interest expense                             2.3          2.4          1.7
--------------------------------------------------------------------------------
  Income (loss) before taxes
    and minority interests                       4.7         (1.6)        (2.2)
(Provision for) benefit from
  income taxes                                  (1.9)         0.5          1.4
Minority interests                              (0.0)        (0.5)        (0.6)
--------------------------------------------------------------------------------
  Income (loss) from
    continuing operations                        2.8%        (1.6)%       (1.4)%
================================================================================


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

SALES. Sales increased $56.4 million, or 16.8%, to $392.6 million in 2000 from $336.2 million in 1999. As a result of the lower valued Euro compared to the U.S. dollar, our reported sales, when translated into U.S. dollars, were $27.1 million lower in 2000 than they would have been had the average exchange rate remained constant from 1999 to 2000.

Sales from our Wireless Communications Equipment segment increased $53.9 million, or 17.2%, to $367.5 million in 2000 from $313.6 million in 1999 primarily due to greater demand for Base Station Subsystems and Components and Base Station and Mobile Antennas, partially offset by a decline in sales of Repeater and In-Building Coverage Products. Sales of Base Station Subsystems and Components increased 33.2% in 2000 from 1999 due primarily to increased base station deployments around the world. Sales of Base Station and Mobile Antennas increased 27.3% in 2000 from 1999 primarily due to increased deployments of cell sites in the United States that included our base station antenna products. The decline in sales of Repeater and In-Building Coverage Products was principally attributable to lower sales of certain test and measurement products and decreased repeater sales to some European wireless carriers.

                                                Allen Telecom 2000 annual report

management's discussion and analysis of financial condition and results of operations

Sales from our Wireless Engineering and Consulting Services segment increased $2.5 million, or 11.1%, to $25.1 million in 2000 from $22.6 million in 1999 primarily due to greater demand for consulting services by fixed wireless operators.

International sales constituted approximately 59% of total sales in both 2000 and 1999. Geographically, all regions experienced an increase in sales in 2000 from 1999, with the exception of Asia, which had a decrease in sales to customers in China. We plan to open a second manufacturing facility in China during the first quarter of 2001, which we believe will help position us to achieve sales growth in the rapidly growing China market.

BACKLOG. Backlog increased $26.4 million, or 31.1%, to $111.3 million at December 31, 2000 from $84.9 million at December 31, 1999. Backlog for our Wireless Communications Equipment segment increased $23.3 million to $106.9 million at December 31, 2000 from $83.6 million at December 31, 1999. Backlog for our Wireless Engineering and Consulting Services segment increased $3.1 million to $4.4 million at December 31, 2000 from $1.3 million at December 31, 1999.

GROSS PROFIT. Gross profit increased $25.8 million, or 28.9%, to $114.9 million in 2000 from $89.1 million in 1999. Our gross profit margin increased to 29.3% in 2000 from 26.5% in 1999 principally due to lower restructuring charges of $0.1 million recorded in 2000 compared to $6.1 million recorded in 1999, and the cost benefits resulting from these restructuring actions. Excluding restructuring charges, our gross profit margins would have increased to 29.3% in 2000 from 28.3% in 1999 primarily due to improved gross profit margins for our Wireless Engineering and Consulting Services segment.

Gross profit margins for our Wireless Communications Equipment segment increased to 28.5% in 2000 from 26.5% in 1999 and, excluding restructuring charges, would have remained relatively constant at 28.6% in 2000 and at 28.3% in 1999.

Gross profit margins for our Wireless Engineering and Consulting Services segment increased to 39.0% in 2000 from 27.4% in 1999 primarily due to increased sales of higher margin software, and increased utilization of our engineers for various engineering services projects.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $0.5 million, or 1.0%, to $54.3 million in 2000 from $54.8 million in 1999 primarily due to lower restructuring charges as well as cost savings related to these restructuring actions, partially offset by higher commissions and incentive compensation costs. Special charges associated with restructuring actions were $5.9 million in 1999. Excluding special charges, these expenses would have been $54.4 million, or 13.9% of sales, in 2000 and $48.9 million, or 14.6% of sales, in 1999.

Selling, general and administrative expenses for our Wireless Communications Equipment segment declined $2.4 million, or 5.5%, in 2000 from 1999 primarily due to lower restructuring charges. Special charges associated with restructuring actions were $5.9 million in 1999. As a percentage of sales, excluding special charges, these expenses declined to 11.3% in 2000 from 12.1% in 1999 due to savings resulting from restructuring actions and general cost controls as sales increased.

Selling, general and administrative expenses for our Wireless Engineering and Consulting Services segment increased $0.2 million, or 4.0%, in 2000 from 1999. As a percentage of sales, these expenses declined to 21.3% in 2000 from 22.8% in 1999 as a result of increased sales with continuing cost controls.

RESEARCH AND DEVELOPMENT AND PRODUCT ENGINEERING COSTS. Research and development and product engineering costs decreased $2.5 million, or 9.0%, to $25.4 million in 2000 from $27.9 million in 1999 primarily due to the divestiture of Signal Science Inc., or SSI, in October 1999. SSI primarily provided contract research and development services to the U.S. government. Excluding $3.2 million of research and development costs related to SSI in 1999, these costs increased $0.7 million, or 2.7%, in 2000 from 1999. As a percentage of sales, these costs, excluding expenses related to SSI, remained relatively constant at approximately 7% in 2000 and 1999. We continue to invest heavily in our emerging initiatives, including products for 3G networks, E 911 geolocation products, as well as next generation power amplifiers. We anticipate that our spending on research and development and product engineering costs will increase in 2001 to support these new product initiatives, as well as others. Our research and development and product engineering costs in 1999 and 2000 related exclusively to our Wireless Communications Equipment segment.

AMORTIZATION OF GOODWILL. Goodwill amortization increased $0.8 million, or 11.4%, to $7.8 million in 2000 from $7.0 million in 1999 primarily due to the acquisition of minority interests in certain of our European subsidiaries during 2000 and 1999.

NET INTEREST EXPENSE. Net interest expense increased $0.9 million, or 10.9%, to $9.0 million in 2000 from $8.1 million in 1999. This increase in net interest expense is primarily due to increased debt levels and higher borrowing costs. The increased debt levels were due to increased working capital needs, higher capital expenditures, as well as acquisitions of minority interests in certain of our European subsidiaries during 2000 and 1999, partially offset by proceeds from the sale of investments and discontinued operations.


                                                Allen Telecom 2000 annual report
management's discussion and analysis of financial condition and results of operations

INCOME TAXES. Income tax expense increased $9.3 million to $7.5 million in 2000 from a tax benefit of $1.8 million in 1999. The effective tax rate of 41.0% in 2000 is higher than the federal statutory rate of 35.0% primarily as a result of goodwill amortization of $7.7 million that is not deductible for tax purposes.

Through December 31, 2000, we have recorded a net U.S. deferred tax asset pertaining to the recognition of net operating loss carryforwards, net deductible temporary differences and tax credits in the amount of $32.6 million. We have not provided a valuation allowance relating to this asset, as we believe it is more likely than not that we will realize the value of this asset. This determination is based upon anticipated future U.S. taxable income and available tax planning strategies. We cannot assure you that we will be able to realize this asset or that future valuation allowances will not be required. The taxable losses generally may be carried forward for periods of up to twenty years.

MINORITY INTERESTS. Minority interests expense decreased $1.6 million to $0.1 million in 2000 from $1.7 million in 1999 primarily due to the acquisition of the remaining minority interests in certain of our European subsidiaries in 2000 and 1999.

SPECIAL CHARGES. With respect to restructuring actions which commenced in 1999, we incurred additional charges and gains in 2000, which resulted in a $35,000 net gain, including the following: (i) a pretax charge of $1.7 million primarily related to termination costs of employees, relocation costs, asset write-offs, and other termination related benefits which were not accruable at the time of the 1999 restructuring; (ii) a non-cash pretax gain of $1.2 million with respect to a pension curtailment gain resulting from the workforce reduction; and (iii) a gain of $0.5 million in the form of an adjustment to the loss accrual for the disposal of a facility sold in January 2001. Of this $35,000 net gain, a $106,000 charge was recorded in cost of sales and a gain of $141,000 was recorded in selling, general and administrative expenses. Please refer to Note 12 of the Notes to Consolidated Financial Statements for additional information regarding special charges in 1999 and 2000.


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

SALES. Sales decreased $54.4 million, or 13.9%, to $336.2 million in 1999 from $390.6 million in 1998 due primarily to declining demand for products in both our Wireless Communications Equipment segment and our Wireless Engineering and Consulting Services segment. As a result of the lower valued Euro compared to the U.S. dollar, our reported sales, when translated into U.S. dollars, were $2.8 million lower in 1999 than they would have been had the average exchange rate remained constant from 1998 to 1999.

Sales from our Wireless Communications Equipment segment declined $49.6 million, or 13.7%, to $313.6 million in 1999 from $363.2 million in 1998 primarily due to lower sales of Base Station Subsystems and Components and Base Station and Mobile Antennas. Sales of Base Station Subsystems and Components decreased 22.3% in 1999 from 1998 due principally to the slowdown in some OEM production levels, particularly in the first six months of 1999; a decline in sales of equipment racks to one specific wireless carrier; and lower sales of tower mounted amplifiers. Sales of Base Station and Mobile Antennas decreased 10.7% in 1999 from 1998 primarily due to lower sales of base station antennas, which were down 11.3% from 1998 levels, in both international and domestic markets. Sales of Repeaters and In-Building Coverage Products increased by 0.9% in 1999 from 1998 primarily due to the benefit of large installation contracts in 1999 in Brazil, Italy, Switzerland and the United States, offset by a $8.1 million decrease in sales of Extend-A-Cell frequency translating repeater products in 1999.

Sales from our Wireless Engineering and Consulting Services segment decreased $4.8 million, or 17.5%, to $22.6 million in 1999 from $27.4 million in 1998 primarily due to the discontinuance of certain products and services and a decrease in orders for our network planning services in the United States.

International sales accounted for 58.8% of total sales in 1999 compared to 57.3% in 1998. Geographically, all regions experienced a decline in sales in 1999 from 1998, particularly the United States and Asia.

BACKLOG. Backlog increased $32.1 million, or 60.7%, to $84.9 million at December 31, 1999 from $52.8 million at December 31, 1998. Backlog of our Wireless Communications Equipment segment increased $31.7 million to $83.6 million at December 31, 1999 from $51.9 million at December 31, 1998. Backlog of our Wireless Engineering and Consulting Services segment increased $0.4 million to $1.3 million at December 31, 1999 from $0.9 million at December 31, 1998.

GROSS PROFIT. Gross profit decreased $5.5 million, or 5.8%, to $89.1 million in 1999 from $94.6 million in 1998. Our gross profit margin increased to 26.5% in 1999 from 24.2% in 1998 primarily because of cost savings resulting from restructuring actions taken in 1998 and lower restructuring charges of $6.1 million in 1999 compared to $12.5 million in 1998. Excluding special charges, gross profit margins increased to 28.3% in 1999 from 27.4% in 1998 due to improved gross margins for our Wireless Engineering and Consulting Services segment.

Gross profit margins for our Wireless Communications Equipment segment improved to 26.5% in 1999 from 24.8% in 1998 and,


                                                Allen Telecom 2000 annual report

management's discussion and analysis of financial condition and results of operations excluding special charges relating to restructuring actions, gross margins would have remained constant at 28.3%. Savings from previous restructuring efforts and increased production at lower cost facilities in Brazil, China and Mexico offset decreased pricing in 1999.

Gross profit margins for our Wireless Engineering and Consulting Services segment increased to 27.4% in 1999 from 16.4% in 1998, primarily due to better utilization of engineers and increased sales of higher margin software. In addition, cost savings resulting from restructuring actions taken in 1998 contributed to this improvement.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $10.6 million, or 16.1%, to $54.8 million in 1999 from $65.4 million in 1998 principally due to cost savings resulting from prior restructuring actions. As a percentage of sales, these expenses decreased to 16.3% in 1999 from 16.7% in 1998. Special charges associated with restructuring actions were $5.9 million in 1999 and $6.9 million in 1998. Excluding special charges, these expenses would have been $48.9 million, or 14.6% of sales, in 1999 and $58.5 million, or 15.0% of sales, in 1998.

Selling, general and administrative expenses for our Wireless Communications Equipment segment decreased $4.0 million, or 8.4%, in 1999 from 1998 primarily due to cost savings resulting from various restructuring actions taken in these years. Special charges associated with these restructuring efforts were $5.9 million in 1999 and $4.3 million in 1998. As a percentage of sales, excluding special charges, these expenses would have remained relatively constant at 12% in both 1999 and 1998.

Selling, general and administrative expenses for our Wireless Engineering and Consulting Services segment decreased $6.4 million, or 55.4%, in 1999 from 1998 primarily due to the restructuring actions taken at the end of 1998. We incurred a restructuring charge of $2.6 million in 1998 due to the discontinuance of certain products and services. As a percentage of sales, these expenses decreased to 22.8% in 1999 from 42.1% in 1998, or 32.5% excluding the restructuring charge in 1998.

RESEARCH AND DEVELOPMENT AND PRODUCT ENGINEERING COSTS. Research and development and product engineering costs declined $2.8 million, or 9.1%, to $27.9 million in 1999 from $30.7 million in 1998 principally due to the sale in October 1999 of SSI. As a percentage of sales, these costs remained relatively constant at 8% in 1999 and 1998. During 1999, we made substantial investments in new initiatives, including E 911 geolocation products as well as power amplifiers and microwave radios. Our research and development and product engineering costs in 1998 and 1999 related exclusively to our Wireless Communications Equipment segment.

AMORTIZATION OF GOODWILL. Goodwill amortization increased $0.7 million, or 11.5%, to $7.0 million in 1999 from $6.3 million in 1998 primarily due to the acquisition of minority interests in certain of our European subsidiaries in 1998.

NET INTEREST EXPENSE. Net interest expense increased $1.3 million, or 19.7%, to $8.1 million in 1999 from $6.8 million in 1998. This increase in net interest expense is primarily due to increased debt levels relating to acquisitions of minority interests in certain of our European subsidiaries and higher borrowing costs.

INCOME TAXES. Our income tax benefit decreased $3.5 million to $1.8 million in 1999 from $5.3 million in 1998. The tax benefit in 1999 included the impact of a $1.0 million tax benefit related to a change in the applicable income tax rate on our pro rata share of undistributed earnings (prior to 1999) of a foreign subsidiary as a result of our acquisition of an additional interest in such subsidiary. The acquisition allows for our pro rata earnings (when distributed) of this foreign subsidiary to be taxed at a lower rate. The $5.3 million benefit in 1998 is principally due to a tax benefit of $3.7 million relating to the pro rata share of undistributed earnings of such subsidiary.

SPECIAL CHARGES. In October 1999, we initiated a restructuring of certain domestic operations which included the discontinuation of certain product lines and consolidation of manufacturing operations. This consolidation included a reduction of workforce and the closure of a U.S. manufacturing plant (sold in January 2001) that operated at a substantial loss for the previous two years. As a result of these actions, we incurred a $12.3 million charge in 1999. Of this charge, $4.0 million related to a non-cash write-off of capital assets, $4.9 million related to other non-cash losses, and $3.4 million were cash related charges. Approximately $0.3 million of these charges will be expended in 2001.

In 1998, we initiated a number of cost reduction efforts with our In-Building Coverage Products and Wireless Engineering and Consulting Services product lines. As a result of asset write-offs, severance and other costs related to these actions, we incurred a $19.4 million charge. Please refer to Note 12 to the Notes to Consolidated Financial Statements for additional information relating to this charge.

                                                Allen Telecom 2000 annual report
management's discussion and analysis of financial condition and results of operations

QUARTERLY RESULTS OF OPERATIONS

The following are our unaudited quarterly consolidated statements of operations for 2000 and 1999. We have prepared this unaudited information on a basis consistent with the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we considered necessary for a fair presentation of our financial position and operating results for the quarters presented. You should read this quarterly financial data in conjunction with the historical Condensed Consolidated Financial Statements and the related notes thereto included in our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. In 2000 and 1999, we recorded several non-recurring items that impacted the comparability of quarterly financial results, including restructuring charges, other income and taxes. Please refer to Note 13 to the Notes to Consolidated Financial Statements for additional information regarding these items.


Three Months Ended                      Mar. 31,    June 30,   Sept. 30,   Dec. 31,    Mar. 31,    June 30,   Sept. 31,     Dec. 31,
(in thousands)                            2000        2000        2000       2000        1999        1999        1999         1999
                                          ----        ----        ----       ----        ----        ----        ----         ----
Sales (1)                             $  88,859   $  89,175   $ 107,690   $ 106,884   $  76,469   $  78,002   $  90,289   $  91,453
Cost of sales (1)                        63,477      61,591      75,760      76,838      54,239      54,645      64,441      73,739
------------------------------------------------------------------------------------------------------------------------------------
  Gross profit                           25,382      27,584      31,930      30,046      22,230      23,357      25,848      17,714
Operating expenses:
  Selling, general and
     administrative expenses             14,343      13,137      13,373      13,418      12,349      11,732      13,221      17,517
  Research and development
      and product engineering costs       6,186       6,381       6,924       5,951       7,664       7,710       6,890       5,682
  Amortization of goodwill                1,918       1,943       1,980       1,981       1,727       1,735       1,733       1,825
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                 2,935       6,123       9,653       8,696         490       2,180       4,004      (7,310)
Other income (loss), net                   --          --          --          --          (165)        390       3,013         132
Net interest expense                      1,961       2,208       2,369       2,495       2,064       1,928       2,128       2,026
------------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before taxes
      and minority interest                 974       3,915       7,284       6,201      (1,739)        642       4,889      (9,204)
(Provision for) benefit from
  income taxes                             (391)     (1,634)     (2,966)     (2,539)        607        (222)     (1,810)      3,269
Minority interests                          (13)        (39)        (33)         (6)       (304)       (403)       (447)       (496)
------------------------------------------------------------------------------------------------------------------------------------
  Income (loss) from continuing
     operations                             570       2,242       4,285       3,656      (1,436)         17       2,632      (6,431)
Discontinued operations                   1,300        --          --          --         2,363        --          --          --
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                   $   1,870   $   2,242   $   4,285   $   3,656   $     927   $      17   $   2,632   $  (6,431)
====================================================================================================================================

NOTE:

(1) Sales and cost of sales for quarterly periods in 2000 and 1999 have been reclassified to conform to the provisions of Emerging Issues Task Force issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs." The previously reported amounts for each of sales and cost of sales have been increased by the following amounts to conform with the current presentation:


(in thousands)                                             2000             1999
Three Months Ended
March 31                                                   $903             $556
June 30                                                     735              501
September 30                                                925              753
December 31                                                 --               706

These reclassifications had no net impact on previously reported results of operations or stockholders' equity.

                                                Allen Telecom 2000 annual report

management's discussion and analysis of financial condition and results of operations

DISCONTINUED OPERATIONS

In March 1999, we sold a subsidiary, Marta Technologies Inc., that operated our discontinued automotive emission testing programs. Pursuant to the sale agreement, we received cash of $9.4 million and a $3.0 million, three year, 12% installment note and the purchaser assumed (among other liabilities) $12.4 million in long-term capital lease obligations. In 2000, we realized a gain of $1.3 million, after related income taxes, relating to previously contingent purchase price consideration earned on the sale of Marta (in the form of a 12% interest bearing installment note).


LIQUIDITY AND CAPITAL RESOURCES

We generally fund our operations and working capital needs through cash generated from operations and borrowings under our revolving credit facility. Due to the rapid increase in sales during the second half of 2000, cash flow from operations was a use of $2.6 million in 2000 as compared to a source of cash of $4.9 million in 1999. This change in cash flow from operations was primarily due to an increase in investment in working capital, principally receivables and inventory. Cash flow from operations increased to $4.9 million in 1999 from a use of $2.3 million in 1998 primarily due to a reduced investment in working capital, principally receivables, as a result of a lower level of business in 1999.

Net cash used by investing activities increased to $26.1 million in 2000 compared to a use of $0.9 million in 1999 due to a higher level of capital expenditures (fixed assets and capitalized software) of $19.2 million in 2000 as compared to $11.4 million in 1999. In addition, 1999 benefited from $19.1 million of cash generated from the sale of investments and discontinued operations.

Net cash from financing activities increased to $20.8 million in 2000 compared to a use of $1.3 million in 1999 primarily due to higher borrowings to support increased working capital needs, capital expenditures, and investments in our European subsidiaries.

If wireless carriers implement E 911 geolocation solutions, and such implementation results in purchase orders and sales for our geolocation products, we expect a significant increase in our working capital requirements. Based on current FCC regulations, this could occur as early as the second half of 2001. In addition, we estimate our total capital expenditure needs in 2001 to be $24.0 million, of which approximately $1.7 million was committed at December 31, 2000. Further, we anticipate using capital resources for the potential acquisition of Smith-Woolley Telecom if the acquisition is consummated.

We have a $105.0 million domestic revolving credit facility that expires on December 31, 2003. Borrowings under this facility are collateralized by substantially all our domestic assets as well as a pledge of 65% of the stock of certain domestic and foreign subsidiaries. At December 31, 2000, we had outstanding approximately $58.1 million under this credit facility and had approximately $33.9 million available under this facility. In addition, we had approximately $30.0 million available under non-committed foreign lines of credit.

As indicated above, the strong U.S. dollar relative to the Euro has negatively impacted the translated value of our European subsidiaries, whose assets and liabilities are denominated principally in European currencies. Our "Accumulated Other Comprehensive Loss" (representing the net impact on the translated net asset investment of foreign subsidiaries) has increased to $31.9 million at December 31, 2000 from $10.7 million at December 31, 1999. This decline in the translated value of our net foreign asset position, despite increased earnings, is the principal reason for the decline in Stockholders' Equity at December 31, 2000 compared with December 31, 1999.

We believe that our cash flow from operations and amounts available under our revolving credit facility will be adequate to fund operations and capital expenditures for at least the next twelve months, including our potential acquisition of Smith-Woolley Telecom.


DERIVATIVE FINANCIAL INSTRUMENTS

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998, which is now effective. Accordingly, we have adopted the provisions of the standard on January 1, 2001. We utilize hedging activities primarily in our foreign subsidiaries to limit foreign currency exchange rate risk on receivables and to offset the impact of currency rate change with regard to certain intercompany payables and foreign denominated purchase obligations. The adoption of SFAS 133 as of January 1, 2001 did not have a material impact on the Company's results of operations or financial position.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure relating to derivatives results from the use of foreign currency forward contracts to offset the impact of currency rates against certain assets related to accounts receivable. There were no open contracts related to accounts receivable as of December 31, 2000. We also entered into a foreign currency forward contract in November 2000 to offset the impact of currency rate change with regard to a foreign denominated purchase obligation relating to our purchase of the remaining minority interest of a European subsidiary. Additionally, we entered into a foreign currency forward contract in December 2000 to offset the impact of currency rate change with regard to certain intercompany payable obligations. We do not enter into derivative instrument transactions for trading or speculative purposes.



Allen Telecom 2000 annual report
management's discussion and analysis of financial condition and results of operations

Our on-balance sheet instruments that are subject to interest rate fluctuations are various components of long-term debt. We believe the risks are minimal. As of December 31, 2000, 48.8% of our long-term debt is fixed rate debt and not subject to interest rate fluctuation. The variable rate debt is primarily made up of our domestic revolving credit facility and industrial revenue bonds. The revolving credit debt interest is determined on a LIBOR or prime rate basis, at our option. The industrial development bonds carry interest rates that are established based on the low yield, tax free bond market.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in exchange and interest rates. For derivative instruments, the table presents December 31, 1999 and December 31, 2000 contract amounts and related average contractual exchange rates by expected maturity date. For debt obligations at December 31, 2000, the table presents principal payments and related weighted average interest rates by expected maturity dates.

ANTICIPATED TRANSACTIONS AND RELATED DERIVATIVES



                                                  Carrying Value              Fair Value
                                               at Dates Maturing in        at Dates Maturing in
                                               --------------------        --------------------

(U.S. $ equivalent in thousands)                2000          2001          2000          2001
Italian Lira Functional Currency (Lira)
  Foreign Exchange Agreements:
    Receive Lira/Pay U.S. dollars
      Contract Amount                         $2,004.0        --          $2,050.0        --
      Average Contractual Exchange Rate        1,810.6        --           1,852.3        --
    Receive Lira/Pay British pounds
      Contract Amount                         $4,476.4        --          $4,496.5        --
      Average Contractual Exchange Rate        2,817.5        --           3,028.7        --
Euro Functional Currency
  Foreign Exchange Agreements:
    Receive U.S. dollars/Pay Euros
      Contract Amount                           --            $988.6        --          $1,036.4
      Average Contractual Exchange Rate         --            0.8987        --            0.9422
German Mark Functional Currency (DM)
  Foreign Exchange Agreements:
    Receive DM/Pay U.S. dollars
      Contract Amount                         $8,265.7      $1,784.7      $7,723.6      $1,929.8
      Average Contractual Exchange Rate          1.814        2.2413        1.9421        2.0727


Debt Obligations                                                    Expected Maturity Date                                   Fair
(U.S. $ equivalent in thousands)          2001        2002         2003        2004        2005     Thereafter    Total      Value
                                          ----        ----         ----        ----        ----     ----------    -----      -----
Long Term Debt:
  Fixed Rate (US)                       $3,000      $10,833      $10,833      $7,833      $7,833     $24,668     $65,000    $65,000
    Average interest rate                  6.7%         6.7%         6.7%        6.7%        6.7%        6.7%        6.7%       6.7%
  Fixed Rate (Lira)                       $377         $393         $410        $328        $242        $526      $2,276     $2,276
    Average interest rate                  4.3%         4.3%         4.3%        4.3%        5.2%        6.3%        4.9%       4.9%
  Fixed Rate (DM)                         $385         $190          $84         $21        --          --          $680       $680
    Average interest rate                  4.4%         4.5%         4.4%        3.5%       --          --           4.4%       4.4%
  Fixed Rate (FF)                          $34         --           --          --          --          --           $34        $34
    Average interest rate                  9.0%        --           --          --          --          --           9.0%       9.0%
  Variable Rate (US)                      --           --        $58,100        --          --       $11,900     $70,000    $70,000
    Average interest rate                 --           --            8.3%       --          --           4.2%        7.6%     7.6 %
  Variable Rate (Lira)                    --           $56         --           --          $156      $1,219      $1,431     $1,431
    Average interest rate                 --           4.7%        --           --           0.7%        0.7%        1.0%       1.0%

                                                Allen Telecom 2000 annual report

five year summary of operations

(amounts in thousands, except per share data)

Year Ended December 31,                                           2000          1999          1998          1997             1996
                                                                  ----          ----          ----          ----             ----
OPERATING RESULTS
SALES (see note below)                                          $392,608      $336,213      $390,644      $435,253        $371,538
Cost of sales (see note below)                                  (277,666)     (247,064)     (296,044)     (284,336)       (240,441)
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                     114,942        89,149        94,600       150,917         131,097
Operating expenses:
  Selling, general and administrative expenses                   (54,271)      (54,819)      (65,377)      (69,267)        (56,621)
  Research and development and product engineering costs         (25,442)      (27,946)      (30,742)      (30,367)        (21,023)
  Amortization of goodwill                                        (7,822)       (7,020)       (6,295)       (3,404)         (2,432)
  Write-off of in-process research and development costs            --            --            --            --            (2,662)
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                           27,407          (636)       (7,814)       47,879          48,359
Other income, net                                                   --           3,370         6,065         1,885             952
Net interest expense                                              (9,033)       (8,146)       (6,805)       (3,051)         (2,785)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes and minority interests                 18,374        (5,412)       (8,554)       46,713          46,526
(Provision for) benefit from income taxes                         (7,530)        1,844         5,310       (17,723)        (19,665)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before minority interest                            10,844        (3,568)       (3,244)       28,990          26,861
Minority interests                                                   (91)       (1,650)       (2,268)       (5,009)         (6,305)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                          10,753        (5,218)       (5,512)       23,981          20,556
Discontinued operations:
  Loss from emission testing business                               --            --            --            --            (3,766)
  Gain (loss) on disposal of emission testing business             1,300         2,363        (4,710)         --            (3,724)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                           12,053        (2,855)      (10,222)       23,981          13,066
Extraordinary item - extinguishment of debt                         --            --            --            (632)           --
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                $12,053       $(2,855)     $(10,222)      $23,349         $13,066
==================================================================================================================================
EARNINGS (LOSS) PER COMMON SHARE:
Basic: Income (loss) from continuing operations                     $.38         $(.19)        $(.21)         $.89            $.78
      Discontinued operations:
        Loss from emission testing business                         --            --            --            --              (.14)
        Gain (loss) on disposal of emission testing business         .05           .09          (.17)         --              (.14)
      Extraordinary item - extinguishment of debt                   --            --            --            (.02)           --
-----------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                             $.43         $(.10)        $(.38)         $.87            $.50
==================================================================================================================================
 Diluted: Income (loss) from continuing operations                  $.38         $(.19)        $(.21)         $.88            $.76
      Discontinued operations:
        Loss from emission testing business                         --            --            --            --              (.14)
        Gain (loss) on disposal of emission testing business         .05           .09          (.17)         --              (.14)
      Extraordinary item - extinguishment of debt                   --            --            --            (.02)           --
-----------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                                             $.43         $(.10)        $(.38)         $.86            $.48
==================================================================================================================================
FINANCIAL CONDITION
Total assets                                                    $473,022      $451,430      $465,585      $514,433        $410,512
Working capital                                                  132,631       128,062       133,465       111,015          94,378
Current ratio                                                       2.57          2.68          2.92          1.85            1.90
Total debt                                                       138,435       123,086       140,223       104,034          55,955
Stockholders' equity                                             234,981       240,912       250,081       260,822         225,951
Debt to equity ratio                                                 .59           .51           .56           .40             .25
Book value per common share                                         8.39          8.64          9.10          9.55            8.44
Shares outstanding at year end                                    28,022        27,882        27,473        27,298          26,763
Return on stockholders' equity                                       5.1%         (1.2%)        (4.0%)         9.4%            6.0%
Capital expenditures                                              15,082         9,491        18,094        22,247          20,992
Depreciation                                                      13,353        14,914        15,615        12,808          12,231
Number of employees                                                2,500         2,200         3,000         3,300           2,900
-----------------------------------------------------------------------------------------------------------------------------------

Note: Sales and cost of sales for the years ended December 31, 1999, 1998, 1997 and 1996 have been reclassified to conform to the provisions of EITF No. 00-10 "Accounting for Shipping and Handling Fees and Costs." The previously reported amounts for each of sales and cost of sales have been increased (with no net impact on previously reported results of operations or stockholders' equity) by:
1999 - $2,516; 1998 - $2,640; 1997 - $2,745 and 1996 - $2,040, to conform to the current year presentation.


                                                Allen Telecom 2000 annual report
shareholder information

EXCHANGE LISTINGS

Common Stock
(Ticker Symbol - ALN)
New York Stock Exchange
Pacific Exchange

TRANSFER AGENT AND REGISTRAR
Fifth Third Bank
MD 10AT66-3212
38 Fountain Square Plaza
Cincinnati, Ohio 45263
(513) 744-8676

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Cleveland, Ohio

FORM 10-K OR ADDITIONAL
INFORMATION ABOUT THE COMPANY
Stockholders and others interested in obtaining additional information about the Company may do so by writing or calling Allen Telecom Inc., 25101 Chagrin Blvd., Beachwood, Ohio, 44122-5687, (216) 765-5855. The Form 10-K Annual Report, including financial statements and schedules, will be furnished without charge. Information concerning the Company can also be found on the Internet at www.allentele.com.

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

STOCKHOLDERS
As of March 1, 2001, Allen Telecom Inc. had 28,063,701 outstanding shares of Common Stock owned by 1,698 holders of record.

ANNUAL STOCKHOLDERS' MEETING
The Annual Meeting of Stockholders will be held at the Hilton Cleveland East/Beachwood at 3663 Park East Drive, Beachwood, Ohio 44122, on Friday, April 27, 2001 at 9:30 AM.


DIVIDENDS DECLARED ON COMMON STOCK
For the years ended 1996 through 2000 the Company paid no cash or stock dividends.



MARKET PRICE RANGE OF COMMON STOCK
(dollars per share)

                     2000               1999                1998
                High      Low       High      Low      High      Low
----------------------------------------------------------------------
1st Quarter     19.94     10.56      8.69     4.50     21.13     15.50
2nd Quarter     20.00     12.88     11.88     5.75     17.44      9.56
3rd Quarter     21.94     15.69     11.50     7.88     11.63      6.19
4th Quarter     24.00     14.13     12.38     8.00      8.38      4.69


                            [STOCK PRICE BAR CHART]

 98      99       00
4.69    4.50     10.56
21.13   12.38    24.00

    STOCK PRICE
(dollars per share)

BOARD OF DIRECTORS

Philip Wm. Colburn
Chairman of the Board,
Allen Telecom Inc.

J. Chisholm Lyons
Vice Chairman of the Board,
Allen Telecom Inc.,
Counsel to Smith Lyons,
Toronto, Ontario, Canada

John F. McNiff
Trustee, Haven Fund;
former Vice President -
Finance and Director,
Dover Corporation,
New York, New York

Robert G. Paul
President and
Chief Executive Officer,
Allen Telecom Inc.


Charles W. Robinson
Chairman, Robinson &
Associates Inc.,
Santa Fe, New Mexico

Martyn F. Roetter
Vice President,
Communications and
Information Technology,
Arthur D. Little, Inc.,
Cambridge, Massachusetts

Gary B. Smith
President,
Color ID, LLC
Cornelius, North Carolina

Kathleen M. H. Wallman
President, Chief Executive Officer
Wallman Strategic Consulting LLC
Washington, D.C.


MANAGEMENT

Robert G. Paul
President and Chief
Executive Officer

Robert A. Youdelman
Executive Vice President
and Chief Financial Officer

James L. LePorte, III
Vice President - Finance

Peter G. de Villiers
Vice President

Laura C.Meagher
Secretary and General Counsel

Roger L. Schroeder
Treasurer

Andrea Casini
Managing Director,
Tekmar Sistemi


Terry N. Garner
President, Grayson Wireless

F. Kim Goryance
President, Antenna Specialists

Douglass R. Hall
President, Comsearch

Peter Mailandt
President, Decibel Products

Jack Powell
Chairman, Telia S.A.

Karl-Heinz Schmidt
President, MIKOM

Gianpiero Villa
President, FOREM

[ALLEN TELECOM LOGO]                                       [BACKGROUND GRAPHIC]



Allen Telecom Inc.
25101 Chagrin Boulevard
Beachwood, Ohio 44122